


ConocoPhillips

exclusively E&P

2013 PROXY STATEMENT

Annual Meeting of Stockholders



March 28, 2013

Dear Fellow Stockholder:

I invite you to join the ConocoPhillips Board of Directors, executives, employees and your fellow stockholders at our 2013 Annual Meeting of Stockholders. The meeting will take place at the Omni Houston Hotel at Westside, 13210 Katy Freeway, Houston, Texas 77079, on Tuesday, May 14, 2013, at 9:00 a.m. CDT. The attached Notice of Annual Meeting of Stockholders and Proxy Statement provide information about the business to be conducted at the meeting.

Enhanced stockholder communications

This year's Proxy Statement demonstrates our ongoing commitment to more effectively explain the matters to be addressed at our Annual Meeting. My fellow board members and I want to provide information about our company as clearly as possible. We have included a Proxy Summary starting on page 7 that provides highlights of more detailed information included elsewhere in the Proxy Statement. We enhanced our disclosures in several areas, particularly our presentation of board of director nominees, corporate governance practices and executive compensation policies.

You will find detailed information about the qualifications of our director candidates and why we believe they are the right people to represent your interests in shaping the direction of our company, starting on page 28. We have also continued to enhance the Compensation Discussion and Analysis that begins on page 39 to show how our executive compensation is linked to performance and to clearly explain our compensation philosophy and practices.

For the first time, we are offering an Annual Meeting website for stockholders that, among other things, will enable you to learn more about our company, vote your proxy and view a live webcast of the meeting. We encourage you to visit this site at *www.conocophillips.com/annualmeeting*.

Every vote is important – please vote right away

Your vote is very important to us and to our business. Prior to the meeting, I encourage you to sign and return your proxy card, use telephone or Internet voting, or visit the Annual Meeting website so that your vote is registered. Instructions on how to vote begin on page 12.

Our values and commitment

We run our business under a set of guiding principles that we call our SPIRIT Values – Safety, People, Integrity, Responsibility, Innovation and Teamwork. These principles set the tone for how we behave with all our stakeholders, internally and externally. They are shared by everyone in our organization and recognized throughout the industry. They distinguish us from our competitors and are a source of pride. I invite you to attend our Annual Meeting and learn more about these values and our company.

Thank you for your continued trust and confidence in ConocoPhillips.

Ryan M. Lance

Ryan M. Lance

Chairman and Chief Executive Officer

PARTICIPATE IN THE FUTURE OF CONOCOPHILLIPS CAST YOUR VOTE RIGHT AWAY

Your vote is very important to us and to our business. Please cast your vote right away on all of the proposals to ensure that your shares are represented.

If you are a beneficial owner and do not give your broker instructions on how to vote your shares, the broker will return the proxy card to us without voting on proposals not considered "routine." This is known as a broker non-vote. Only the ratification of Ernst & Young LLP as our independent registered public accounting firm for 2013 is considered to be a routine matter. Your broker may not vote on any non-routine matters without instructions from you.

Proposals which require your vote

		More Information	**Board Recommendation**	**Votes Required for Approval**
PROPOSAL 1	Election of Directors	Page 28	FOR each Nominee	Affirmative "FOR" vote of a majority of those shares present in person or represented by proxy at the meeting and entitled to vote on the proposal
PROPOSAL 2	Ratification of Independent Registered Public Accounting Firm	Page 34	FOR	
PROPOSAL 3	Advisory Approval of the Compensation of the Company's Named Executive Officers	Page 38	FOR	
PROPOSALS 4-6	Stockholder Proposals	Pages 80-84	AGAINST each Proposal	

Vote right away

Even if you plan to attend our Annual Meeting in person, please read this proxy statement carefully and vote right away using any of the following methods. In all cases, have your proxy card or voting instruction card in hand and follow the instructions.

By internet using your computer





Visit 24/7
www.proxyvote.com

By internet using a tablet or smartphone



Scan this QR code 24/7
to vote with your mobile device
(may require free software)

By telephone





Dial toll-free 24/7
(800) 579-1639

By mailing your proxy card



Cast your ballot, sign your proxy card and send by mail in the enclosed postage-paid envelope

If you hold your ConocoPhillips stock in a brokerage account (that is, in "street name"), your ability to vote by telephone or over the Internet depends on your broker's voting process. Please follow the directions on your proxy card or voting instruction card carefully. If you plan to vote in person at the Annual Meeting and you hold your ConocoPhillips stock in street name, you must obtain a proxy from your broker and bring that proxy to the meeting.

If you hold your stock through ConocoPhillips' employee benefit plans, please see "*Questions and Answers About the Annual Meeting and Voting*" for information about voting.

Visit our Annual Meeting website



Visit 24/7
www.conocophillips.com/annualmeeting



- Watch a special message for our stockholders from Ryan Lance, our Chairman and CEO
- Review and download this proxy statement and our Annual Report
- Watch a live webcast of the Annual Meeting
- Sign up for electronic delivery of future Annual Meeting materials to save money and reduce ConocoPhillips' impact on the environment

Attend our 2013 Annual Meeting of Stockholders


MEETING HERE
Old Katy Rd I-10
N Dairy Ashford Rd
KATY TOLLWAY I-10 TOLL
I-10 TOLL
Katy Fwy
I-10 Katy Fwy
N Eldridge Pky
Memorial View Dr
Memorial Oaks Cemetery
Memorial Dr

Date and Time:	9:00 a.m. (CDT) on Tuesday, May 14, 2013
Location:	Omni Houston Hotel at Westside 13210 Katy Freeway Houston, Texas 77079 (281) 558-8338
Record Date:	March 15, 2013

DIRECTIONS FROM DOWNTOWN HOUSTON

- Take I-10 West 3 miles past Sam Houston Tollway.
- Exit Eldridge Parkway, Exit 753A.
- Turn right (north) on Eldridge Parkway.
- The hotel will be immediately on your left.

Table of Contents



NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS

Tuesday, May 14, 2013

9:00 a.m. (CDT)

Omni Houston Hotel at Westside, 13210 Katy Freeway, Houston, Texas 77079

The Annual Meeting of Stockholders of ConocoPhillips (the "Company") will be held on Tuesday, May 14, 2013, at 9:00 a.m. (CDT) at the Omni Houston Hotel at Westside,13210 Katy Freeway, Houston, Texas 77079, for the following purposes:

1. To elect Directors to serve until the 2014 Annual Meeting (page 28);
2. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2013 (page 34);
3. To provide an advisory approval of the compensation of our Named Executive Officers (page 38);
4. To consider and vote on three stockholder proposals (pages 80 through 84); and
5. To transact any other business properly coming before the meeting.

Only stockholders of record at the close of business on March 15, 2013 will be entitled to receive notice of and to vote at the Annual Meeting. For instructions on voting, please refer to the notice you received in the mail or, if you requested a hard copy of the proxy statement, on your enclosed proxy card. A list of stockholders entitled to vote at the meeting will be available for inspection by any stockholder at the offices of the Company in Houston, Texas during ordinary business hours for a period of 10 days prior to the meeting. This list also will be available to stockholders at the meeting.

March 28, 2013

By Order of the Board of Directors

Janet Langford Kelly

Janet Langford Kelly
Corporate Secretary

We urge each stockholder to promptly sign and return the enclosed proxy card or to use telephone or Internet voting. See *"Questions and Answers About the Annual Meeting and Voting"* for information about voting by telephone or Internet, how to revoke a proxy and how to vote shares in person.

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. For more complete information regarding the Company's 2012 performance, please review the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

2013 Annual Meeting of Stockholders

- **Date and Time:** **May 14, 2013, 9:00 a.m. (CDT)**
- **Location:** **Omni Houston Hotel at Westside**
13210 Katy Freeway
Houston, Texas 77079
- **Record Date:** **March 15, 2013**
- **Voting:** **Stockholders as of the record date are entitled to vote by Internet at** *www.proxyvote.com*; **by telephone at (800) 579-1639; by completing and returning their proxy card or voting instruction card; or in person at the annual meeting. If you hold your stock in street name or through ConocoPhillips' employee benefit plans, please see *"Questions and Answers About the Annual Meeting and Voting"* for more information about voting.**

Voting Matters and Board Recommendations

		Board Recommendation
PROPOSAL 1	Election of Directors	**FOR** each Nominee
PROPOSAL 2	Ratification of Independent Registered Public Accounting Firm	**FOR**
PROPOSAL 3	Advisory Approval of the Compensation of the Company's Named Executive Officers	**FOR**
PROPOSALS 4 - 6	Stockholder Proposals	**AGAINST** each Proposal

Business Highlights

Strategic

- Completed separation of downstream business (Phillips 66).
- Made significant progress on portfolio improvements.
- Delivered strong total shareholder returns.

Operational

- Exceeded volume targets; achieved annual organic production growth.
- Exceeded target for annual organic reserve replacement.
- Kept projects and drilling programs on track; built momentum in exploration activities.

Financial

- Maintained strong balance sheet.
- Issued low cost debt.
- Funded $8.4 billion of stockholder distributions.

Governance Highlights

The Board of Directors continues to monitor emerging best practices in governance and adopts measures where it determines them to be in the best interest of stockholders. In 2012, the Board amended the Company's Corporate Governance Guidelines as follows:

Lead Director

To ensure effective independent leadership of Board functions, the amended Corporate Governance Guidelines provide for the selection of a Lead Director from among the non-employee directors. The Board appointed Richard H. Auchinleck as independent Lead Director. The Lead Director has extensive responsibilities, including:

- Presiding over executive sessions of independent directors;
- Communicating with the Chief Executive Officer on behalf of independent directors;
- Participating in the discussion of Chief Executive Officer performance with the Human Resources and Compensation Committee; and
- Ensuring that the Board annually conducts self-assessments.

Continuing Education

The amended Corporate Governance Guidelines provide for directors to receive continuing education in areas that will assist them in discharging their duties, including regular reviews of compliance and corporate governance developments; business-specific learning opportunities through site visits and board meetings; and briefing sessions on topics that present special risks and opportunities to the Company.

Stock Ownership and Holding Period Requirements

Directors are expected to own as much Company stock as they receive through the annual equity grants during their first five years on the Board. Directors are expected to reach this level of target ownership within five years of joining the Board. The amended Corporate Governance Guidelines provide that the Human Resources and Compensation Committee shall monitor compliance with the stock ownership guidelines.

Anti-Hedging

The Company considers it inappropriate for any director or executive officer to enter into speculative transactions in Company securities. The Corporate Governance Guidelines were amended to further document the Company's already existing policy prohibiting the purchase or sale of puts, calls, options or other derivative securities based on the Company's securities by directors or its senior executives. Our policy also prohibits hedging or monetization transactions, such as forward sale contracts, in which the stockholder continues to own the underlying Company security without all the risks or rewards of ownership.

Director Nominees (page 30)

Name	Age	Director Since	Experience/Occupation	Independent (Yes/No)	Committee Memberships[1]	Other Boards
Richard L. Armitage	67	2006	President of Armitage International; former U.S. Deputy Secretary of State; served as Assistant U.S. Secretary of Defense for International Security Affairs and held a wide variety of high ranking U.S. diplomatic positions	**Yes**	• DAC • PPC	• ManTech International Corporation • Transcu, Ltd.[3][4]
Richard H. Auchinleck[2]	61	2002	Served as President and CEO of Gulf Canada Resources Limited and as COO of Gulf Canada; served as CEO for Gulf Indonesia Resources Limited	**Yes**	• Exec • HRCC • DAC*	• Enbridge Commercial Trust[3] • Telus Corporation[3]
James E. Copeland, Jr.	68	2004	Served as CEO of Deloitte & Touche; served as Senior Fellow for Corporate Governance with the U.S. Chamber of Commerce and as a Global Scholar with the Robinson School of Business at Georgia State University	**Yes**	• AFC* • Exec	• Equifax Inc. • Time Warner Cable Inc.
Jody L. Freeman	49	2012	Archibald Cox Professor of Law at Harvard Law School and founding director of the Harvard Law School Environmental Law and Policy Program; served as a professor of Law at UCLA Law School; served as an independent consultant to the National Commission on the Deepwater Horizon Oil Spill and Offshore Drilling and as a counselor for energy and climate change in the White House	**Yes**	• PPC	
Gay Huey Evans	58	2013	Former Vice Chairman of the Board and Non-Executive Chairman, Europe, of the International Swaps and Derivatives Association, Inc.; former Vice Chairman, Investment Banking and Investment Management at Barclays Capital; served as head of governance of Citi Alternative Investments (EMEA) and President of Tribeca Global Management (Europe) Ltd., both part of Citigroup; served as director of the markets division and head of the capital markets sector at the U.K. Financial Services Authority; previously held various senior management positions with Bankers Trust	**Yes**	• AFC	• Aviva plc.[3][4] • The London Stock Exchange Group plc.[3][4] • Itau BBA International Limited[3][4] • Clariden Leu (Europe) Ltd.[3][4] • The Financial Reporting Council[3][4]
Ryan M. Lance	50	2012	Chairman and CEO of ConocoPhillips	**No**	• Exec*	
Mohd H. Marican	60	2011	Former President and CEO of PETRONAS; served as Senior Vice President of finance for PETRONAS and as a partner in the accounting firm of Hanafiah Raslan and Mohamed (Touche Ross & Co)	**Yes**	• AFC	• Sembcorp Industries Limited[3][4] • Sembcorp Marine Limited[3][4] • Singapore Power Limited[3][4] • Sarawak Energy Berhad[3][4] • Lambert Energy Advisory Limited[3][4]
Robert A. Niblock	50	2010	Chairman, President and CEO of Lowe's Companies, Inc.; served as VP and Treasurer, SVP, EVP and CFO of Lowe's; formerly with accounting firm Ernst & Young	**Yes**	• AFC	• Lowe's Companies, Inc.
Harald J. Norvik	66	2005	Chairman of Aschehoug ASA and Vice Chairperson of Petroleum Geo-Services ASA; served as Chairman and a partner at Econ Management AS; served as Chairman, President & CEO of Statoil	**Yes**	• Exec • HRCC • PPC*	• Petroleum Geo-Services ASA[3] • Aschehoug ASA[3][4]
William E. Wade, Jr.	70	2006	Served as President of Atlantic Richfield Company as well as other management positions	**Yes**	• Exec • HRCC* • DAC	

(1) *Full committee names are as follows:*
AFC – Audit and Finance Committee
Exec – Executive Committee
HRCC – Human Resources and Compensation Committee
DAC – Committee on Directors' Affairs
PPC – Public Policy Committee
** – denotes committee chairperson*

(2) *Lead Director*

(3) *Not a U.S. based company*

(4) *Not required to file periodic reports under the Securities Exchange Act of 1934*

Executive Officers

Name	Age	Position
Ryan M. Lance	50	Chairman of the Board and Chief Executive Officer
Jeffrey W. Sheets	55	Executive Vice President, Finance and Chief Financial Officer
Matthew J. Fox	52	Executive Vice President, Exploration and Production
Alan J. Hirshberg	51	Executive Vice President, Technology and Projects
Donald E. Wallette, Jr.	54	Executive Vice President, Commercial, Business Development and Corporate Planning
Janet L. Kelly	55	Senior Vice President, Legal, General Counsel and Corporate Secretary
Andrew D. Lundquist	52	Senior Vice President, Government Affairs
Ellen DeSanctis	56	Vice President, Investor Relations and Communications
Sheila Feldman	58	Vice President, Human Resources
Glenda M. Schwarz	47	Vice President and Controller

Stock Performance Graph

This graph shows the cumulative total shareholder return for ConocoPhillips' common stock in each of the five years from December 31, 2007 to December 31, 2012. The graph also compares the cumulative total returns for the same five-year period with the S&P 500 Index, the performance peer group used in the prior fiscal year (the "Prior Peer Index") and a new performance peer group for the current fiscal year (the "New Peer Index"). The Prior Peer Index of companies consisted of BP, Chevron, ExxonMobil, Royal Dutch Shell, and Total. The New Peer Index consists of the Prior Peer Index plus Anadarko, Apache, BG Group plc, Devon and Occidental, weighted according to the respective peer's stock market capitalization at the beginning of each annual period. The New Peer Index was selected after the completion of the spinoff of Phillips 66 and better reflects the companies against which we compete as an independent exploration and production company. The Prior Peer Index is presented for purposes of comparison. The comparison assumes $100 was invested on December 31, 2007, in ConocoPhillips stock, the S&P 500 Index, the Prior Peer Index and the New Peer Index and assumes that all dividends were reinvested. The spinoff of Phillips 66 is treated as a special dividend for the purposes of calculating total shareholder return for ConocoPhillips. The market value of the distributed shares on the spinoff date was deemed reinvested in shares of ConocoPhillips common stock.

FIVE-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN



In $
110.0
100.0
90.0
80.0
70.0
60.0
50.0
Initial
2008
2009
2010
2011
2012
ConocoPhillips
Prior Peer Index
New Peer Index
S&P 500

FIVE YEARS ENDED DECEMBER 31, 2012

	Initial	December 31 2008	2009	2010	2011	2012
ConocoPhillips	$ 100.0	$ 60.2	$ 62.0	$ 86.0	$ 95.5	$ 104.2
Prior Peer Index	$ 100.0	$ 76.5	$ 81.8	$ 85.1	$ 96.4	$ 99.6
New Peer Index	$ 100.0	$ 73.4	$ 83.3	$ 89.7	$ 98.8	$ 94.9
S&P 500	$ 100.0	$ 63.0	$ 79.7	$ 91.7	$ 93.6	$ 108.6

(Prior Peer Index) - BP; Chevron; ExxonMobil; Royal Dutch Shell; Total

(New Peer Index) - BP; Chevron; ExxonMobil; Royal Dutch Shell; Total; Anadarko; Apache; BG Group plc; Devon; Occidental

Executive Compensation Programs

Our executive compensation programs are designed to align pay with performance and to align the economic interests of executives and stockholders. Consistent with this design, almost 90% of the CEO's pay and over 80% of the Named Executive Officers' ("NEO") pay is performance based, with stock-based long-term incentives being the largest portion of performance-based pay. The elements of total compensation are base pay, annual cash incentives, and long-term incentives. Long-term incentives consist equally of performance share units and stock options. The mix of 2013 target pay for our current Named Executive Officers is shown in the graphs below.



CEO TARGET PAY MIX
Performance-based
36%
36%
17%
11%
Exposed to share price
Performance Shares
Stock Options
Cash Incentive
Base
OTHER NEO AVERAGE TARGET PAY MIX
Performance-based
32%
32%
17%
19%
Exposed to share price
Performance Shares
Stock Options
Cash Incentive
Base

Although we made changes to our programs following the spinoff of Phillips 66, the fundamental design and delivery mechanisms remained unchanged. While the Human Resources and Compensation Committee ("HRCC") was satisfied that the existing programs held executives accountable for their short-, medium- and long-term decisions and provided sufficient and prudent incentives for superior performance, the spinoff had the following impact on our programs:

- We terminated and paid out the ongoing three-year performance share program periods and postponed until May 2012, the start of the performance period that would have begun in January 2012 (more details on page 51).
- Considering the size and complexity of the Company, we adopted a compensation philosophy to set target compensation based on a comparison to the compensation of a group of integrated (ExxonMobil, Shell, Chevron, BP) and independent (Occidental, Anadarko, Apache, Devon) companies.
- While maintaining total shareholder return as a metric in both our annual incentive and three-year performance share programs, we added metrics to those programs to align them with our strategic plan as an independent exploration and production company.

Based on the performance of the Company against the approved metrics, we paid out performance-based programs as follows (see *"Process for Determining Executive Compensation"* on page 45 and *"2012 Executive Compensation and Analysis and Results"* on page 52):

Annual Incentive: 2012 Variable Cash Incentive Program (VCIP)

The VCIP payout is calculated using the following formula, subject to HRCC approval and discretion to set the award:



ELIGIBLE EARNINGS
X
TARGET PERCENTAGE FOR THE SALARY GRADE
X
50% OF CORPORATE PERFORMANCE ADJUSTMENT
+
50% OF AWARD UNIT PERFORMANCE ADJUSTMENT
+
ANY INDIVIDUAL PERFORMANCE ADJUSTMENT

Corporate Performance – 150% of target for each of our Named Executive Officers
Award Unit Performance – 138.8% of target for each of our Named Executive Officers, other than Messrs. Mulva and Chiang
Individual Performance – adjustments of between 0% and 20% for each of our Named Executive Officers

Long-Term Incentive: Performance Share Program (PSP) – (corporate award by performance period)

In connection with the spinoff of Phillips 66, we concluded two performance periods in progress under our PSP earlier than had been anticipated at the establishment of the regularly scheduled three-year performance periods. We settled a pro rata portion of the PSP awards based on pre-spin performance and established new performance periods that began following the spinoff.

The Committee determined that performance merited the following base awards as a percent of pro rata target awards:

- PSP VIII Results: January 2010 – April 2012

Corporate Performance – 180% of target for each of our Named Executive Officers
Individual Performance – adjustments of between 0% and 20% for each of our Named Executive Officers; the HRCC limited each payout so that no executive received more than 200% of the prorated target award

- PSP IX Results: January 2011 – April 2012

  Corporate Performance – 150% of target for each of our Named Executive Officers
  Individual Performance – adjustments of between 0% and 20% for each of our Named Executive Officers

  While the normal program timing would have provided for a payout at the end of the 36 month performance period, the truncation of the program resulted in a pro rata portion of PSP IX being paid in 2012. However, the truncation also means that only the balance of the program is anticipated to be paid out in 2014.
- PSP VIII Tail Results: May 2012 – December 2012

  Subsequent to the spinoff, the Committee approved a new tail performance period for PSP VIII for our post-spin Named Executive Officers. This new performance period was designed to pay out at target due to its short length. In February 2013, the HRCC approved payout at target.

The Committee approved new performance periods and performance metrics for PSP IX Tail running from May 2012 – December 2013 and for PSP X running from May 2012 – December 2014 (the HRCC delayed the commencement of this performance period until after the spinoff, however, we still consider the program period for PSP X to provide compensation for the period beginning in January 2012).

2012 Executive Compensation Summary (page 58)

Set forth below is the 2012 compensation for our current Named Executive Officers:

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
R.M. Lance Chairman & Chief Executive Officer	$ 1,258,667	$ -	$ 11,340,952	$ 1,281,873	$ 2,476,200	$ 2,567,068	$ 362,458	$ 19,287,218
J.W. Sheets Executive Vice President, Finance and Chief Financial Officer	705,200	-	2,014,063	1,007,298	951,818	2,218,402	103,143	6,999,924
M.J. Fox Executive Vice President, Exploration and Production	858,347	1,600,000	10,714,198	797,052	1,225,684	463,211	166,670	15,825,162
A.J. Hirshberg Executive Vice President, Technology and Projects	909,000	-	2,838,884	1,281,873	1,211,964	1,571,923	141,549	7,955,193
D.E. Wallette, Jr. Executive Vice President, Commercial, Business Development and Corporate Planning	617,150	-	2,725,364	516,201	823,513	1,777,876	776,532	7,236,636

The amounts shown in the *Salary* and *Stock Awards* columns reflect increases approved for Messrs. Lance, Fox, Hirshberg and Wallette that are linked to their expanded leadership roles following the spinoff and, along with Mr. Sheets, reflect increases that align their respective positions' base pay and total compensation to the market in accordance with our compensation philosophy. In addition, in connection with Mr. Fox's employment with the Company on January 1, 2012, he received certain inducement and make-up awards that are included in the *Bonus* and *Stock Awards* columns that are more fully described in the notes to the *"Executive Compensation Tables"* that begin on page 58.

Response to the 2012 Say on Pay Vote

At our 2012 Annual Meeting, approximately 80% of stockholders who cast an advisory vote on the Company's say on pay proposal voted in favor of the Company's executive compensation programs. Throughout the past year, we have engaged in dialogue with our largest stockholders about various corporate governance topics, including executive compensation, and have received strong, positive feedback. The HRCC values these discussions and encourages stockholders to provide feedback about our executive compensation programs as described under *"Communications with the Board of Directors"* on page 18.

Based on the results of the 2012 vote and our ongoing dialogue with stockholders, as well as a consideration of evolving best practices, the HRCC made certain changes to our programs, including the elimination of excise tax gross-ups for future participants in our Change in Control Severance Plan and the adoption of a clawback policy.

Important Dates for 2014 Annual Meeting of Stockholders (page 85)

- Stockholder proposals submitted for inclusion in our 2014 proxy statement pursuant to SEC Rule 14a-8 must be received by November 28, 2013.
- Notice of stockholder proposals to nominate a person for election as a director or to introduce an item of business at the 2014 Annual Meeting of Stockholders outside Rule 14a-8 must be received no earlier than January 14, 2014 and no later than February 13, 2014.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Who is soliciting my vote?

The Board of Directors of ConocoPhillips is soliciting your vote at the 2013 Annual Meeting of ConocoPhillips' stockholders.

Who is entitled to vote?

You may vote if you were the record owner of ConocoPhillips common stock as of the close of business on March 15, 2013. Each share of common stock is entitled to one vote. As of March 15, 2013, we had 1,222,639,701 shares of common stock outstanding and entitled to vote. There is no cumulative voting.

How many votes must be present to hold the Annual Meeting?

Your shares are counted as present at the Annual Meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, telephone or mail. In order for us to hold our meeting, holders of a majority of our outstanding shares of common stock as of March 15, 2013, must be present in person or by proxy at the meeting. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

What is the difference between holding shares as a stockholder of record and as a beneficial stockholder?

If your shares are registered directly in your name with the Company's registrar and transfer agent, Computershare Trust Company, N.A., you are considered a stockholder of record with respect to those shares. If your shares are held in a brokerage account or bank, you are considered the "beneficial owner" or "street name" holder of those shares.

What is a broker non-vote?

Applicable rules permit brokers to vote shares held in street name on routine matters when the brokers have not received voting instructions from the beneficial owner on how to vote those shares. **Brokers may not vote shares held in street name on non-routine matters unless they have received voting instructions from the beneficial owners on how to vote those shares.** Shares that are not voted on non-routine matters are called broker non-votes. Broker non-votes will have no effect on the vote for any matter properly introduced at the meeting.

What routine matters will be voted on at the Annual Meeting?

The ratification of Ernst & Young LLP as our independent registered public accounting firm for 2013 is the only routine matter to be presented at the Annual Meeting on which brokers may vote in their discretion on behalf of beneficial owners who have not provided voting instructions.

What non-routine matters will be voted on at the Annual Meeting?

The non-routine matters to be presented at the Annual Meeting on which brokers are not allowed to vote unless they have received specific voting instructions from beneficial owners are:

- The election of directors;
- The advisory approval of the compensation of the Company's Named Executive Officers;
- Stockholder proposal relating to report on grassroots lobbying expenditures;
- Stockholder proposal relating to greenhouse gas reduction targets; and
- Stockholder proposal relating to gender identity non-discrimination.

How are abstentions and broker non-votes counted?

Abstentions and broker non-votes are included in determining whether a quorum is present. Broker non-votes will have no effect on the vote for any matter properly introduced at the meeting, however, abstentions will have the same effect as a vote "AGAINST."

What are my voting choices for each of the proposals to be voted on at the 2013 Annual Meeting of Stockholders and how does the Board recommend that I vote my shares?

		More Information	Voting Choices and Board Recommendation
PROPOSAL 1	Election of Directors	Page 28	• vote in favor of all nominees; • vote in favor of specific nominees; • vote against all nominees; • vote against specific nominees; • abstain from voting with respect to all nominees; or • abstain from voting with respect to specific nominees. **The Board recommends a vote FOR each of the nominees.**
PROPOSAL 2	Ratification of Independent Registered Public Accounting Firm	Page 34	• vote in favor of the ratification; • vote against the ratification; or • abstain from voting on the ratification. **The Board recommends a vote FOR the ratification.**
PROPOSAL 3	Advisory Approval of the Compensation of the Company's Named Executive Officers	Page 38	• vote in favor of the advisory proposal; • vote against the advisory proposal; or • abstain from voting on the advisory proposal. **The Board recommends a vote FOR the advisory approval of executive compensation.**
PROPOSAL 4	Stockholder Proposal - Report on Grassroots Lobbying Expenditures*	Page 80	• vote in favor of the proposal; • vote against the proposal; or • abstain from voting on the proposal. **The Board recommends a vote AGAINST the stockholder proposal.**
PROPOSAL 5	Stockholder Proposal - Greenhouse Gas Reduction Targets*	Page 82	• vote in favor of the proposal; • vote against the proposal; or • abstain from voting on the proposal. **The Board recommends a vote AGAINST the stockholder proposal.**
PROPOSAL 6	Stockholder Proposal - Gender Identity Non-Discrimination*	Page 84	• vote in favor of the proposal; • vote against the proposal; or • abstain from voting on the proposal. **The Board recommends a vote AGAINST the stockholder proposal.**

* *We will provide the name, address and share ownership of the stockholders submitting these proposals, along with the information for any co-filers, promptly upon a stockholder's request.*

How many votes are needed to approve each of the proposals?

Each of the director nominees and all proposals submitted require the affirmative "FOR" vote of a majority of those shares present in person or represented by proxy at the meeting and entitled to vote on the proposal. As an advisory vote, the proposal to approve executive compensation is not binding upon the Company. However, the Human Resources and Compensation Committee, which is responsible for designing and administering the Company's executive compensation programs, values the opinions expressed by stockholders and will consider the outcome of the vote when making future compensation decisions.

How do I vote?

Stockholders of Record: You can vote either *in person* at the meeting or by proxy. Persons who vote *by proxy* need not, but are entitled to, attend the meeting. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy.

This proxy statement, the accompanying proxy card and the Company's 2012 Annual Report to Stockholders are being made available to the Company's stockholders on the Internet at *www.proxyvote.com* through the notice and access process.

Vote your shares as follows – in all cases, have your proxy card in hand:



Vote over the Internet 24/7 at *www.proxyvote.com*



Dial toll-free 24/7 (800) 579-1639



Vote using your tablet or smartphone



If you elected to receive a hard copy of your proxy materials, **fill out the enclosed proxy card,** date and sign it, and return it in the enclosed postage-paid envelope.

Beneficial Stockholders: If you hold your ConocoPhillips stock in a brokerage account (that is, in "street name"), your ability to vote by telephone or over the Internet depends on your broker's voting process. Please follow the directions on your proxy card or voting instruction card carefully. Please note that brokers may not vote your shares on the election of directors, compensation matters or stockholder proposals in the absence of your specific instructions as to how to vote. Please provide your voting instructions so your vote can be counted on these matters.

If you plan to vote in person at the Annual Meeting and you hold your ConocoPhillips stock in street name, you must obtain a proxy from your broker and bring that proxy to the meeting.

How do I vote if I hold my stock through ConocoPhillips' employee benefit plans?

If you hold your stock through ConocoPhillips' employee benefit plans, you must do one of the following:

- Vote over the *Internet* (instructions are in the email sent to you or on the notice and access form);
- Vote by *telephone* (instructions are on the notice and access form); or
- If you received a hard copy of your proxy materials, fill out the enclosed *voting instruction card*, date and sign it, and return it in the enclosed postage-paid envelope.

You will receive a separate voting instruction card for each employee benefit plan under which you hold stock. Please pay close attention to the deadline for returning your voting instruction card to the plan trustee. The voting deadline for each plan is set forth on the voting instruction card. Please note that different plans may have different deadlines.

How can I revoke my proxy?

You can revoke your proxy by sending written notice of revocation of your proxy to our Corporate Secretary so that it is received prior to the close of business on May 13, 2013.

Can I change my vote?

Yes. You can change your vote at any time before the polls close at the Annual Meeting. You can do this by:

- Voting again by telephone or over the Internet prior to 11:59 p.m. EDT on May 13, 2013;
- Signing another proxy card with a later date and returning it to us prior to the meeting; or
- Voting again at the meeting.

Who counts the votes?

We have hired Broadridge Financial Solutions, Inc. to count the votes represented by proxies and cast by ballot, and Jim Gaughan of Carl T. Hagberg and Associates has been appointed to act as Inspector of Election.

When will the Company announce the voting results?

We will announce the preliminary voting results at the Annual Meeting of Stockholders. The Company will report the final results on our website and in a Current Report on Form 8-K filed with the SEC.

Will my shares be voted if I don't provide my proxy and don't attend the Annual Meeting?

If you do not provide a proxy or vote your shares held in your name, your shares will not be voted.

If you hold your shares in street name, your broker has the authority to vote your shares for certain "routine" matters even if you do not provide the broker with voting instructions. Only the ratification of Ernst & Young LLP as our independent registered public accounting firm for 2013 is considered to be a routine matter.

If you do not give your broker instructions on how to vote your shares, the broker will return the proxy card without voting on proposals not considered "routine." This is known as a broker non-vote. Without instructions from you, the broker may not vote on any proposals other than the ratification of Ernst & Young LLP as our independent registered public accounting firm for 2013.

As more fully described on your proxy card, if you hold your shares through certain ConocoPhillips employee benefit plans and do not vote your shares, your shares (along with all other shares in the plan for which votes are not cast) may be voted pro rata by the trustee in accordance with the votes directed by other participants in the plan who elect to act as a fiduciary entitled to direct the trustee of the applicable plan on how to vote the shares.

What if I am a stockholder of record and return my proxy but don't vote for some of the matters listed on my proxy card?

If you return a signed proxy card without indicating your vote, your shares will be voted "FOR" each of the director nominees listed on the card, "FOR" the ratification of Ernst & Young LLP as ConocoPhillips' independent registered public accounting firm, "FOR" the approval of the compensation of our Named Executive Officers, and "AGAINST" each of the stockholder proposals.

What if I am a beneficial owner and do not give voting instructions to my broker?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank or broker by the deadline provided in the materials you receive from your bank or broker. If you do not provide voting instructions to your bank or broker, whether your shares can be voted by such person depends on the type of item being considered for vote. Brokers may not vote shares held in street name on non-routine matters unless they have received voting instructions from the beneficial owners on how to vote those shares.

Could other matters be decided at the Annual Meeting?

We are not aware of any other matters to be presented at the meeting. If any matters are properly brought before the Annual Meeting, the persons named in your proxies will vote in accordance with their best judgment. Discretionary authority to vote on other matters is included in the proxy.

Who can attend the Annual Meeting?

Stockholders of record at the close of business on March 15, 2013 may attend the Annual Meeting. No cameras, recording equipment, laptops, tablets, cellular telephones, smartphones or other similar equipment, electronic devices, large bags, briefcases or packages will be permitted in the Annual Meeting, and security measures will be in effect to provide for the safety of attendees. ***You will need a photo ID to gain admission.***

Do I need a ticket to attend the Annual Meeting?

Yes, you will need an admission ticket or proof of ownership of ConocoPhillips stock to enter the meeting. If your shares are registered in your name, you will find an admission ticket attached to the proxy card sent to you. If your shares are in the name of your broker or bank or you received your materials electronically, you will need to bring evidence of your stock ownership, such as your most recent brokerage statement. All stockholders will be required to present valid picture identification.

IF YOU DO NOT HAVE VALID PICTURE IDENTIFICATION AND EITHER AN ADMISSION TICKET OR PROOF THAT YOU OWN CONOCOPHILLIPS STOCK, YOU MAY NOT BE ADMITTED INTO THE MEETING.

Does the Company have a policy about directors' attendance at the Annual Meeting?

Pursuant to the Corporate Governance Guidelines, directors are expected to attend the Annual Meeting of Stockholders. All of the persons who were serving as directors at the time attended the 2012 Annual Meeting of Stockholders.

How can I access ConocoPhillips' proxy materials and annual report electronically?

This proxy statement, the accompanying proxy card and the Company's 2012 Annual Report are being made available to the Company's stockholders on the Internet at *www.proxyvote.com* through the notice and access process. Most stockholders can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail.

If you own ConocoPhillips stock in your name, you can choose this option and save us the cost of producing and mailing these documents by checking the box for electronic delivery on your proxy card, or by following the instructions provided when you vote by telephone or over the Internet. If you hold your ConocoPhillips stock through a bank, broker or other holder of record, please refer to the information provided by that entity for instructions on how to elect to view future proxy statements and annual reports over the Internet.

If you choose to view future proxy statements and annual reports over the Internet, you will receive a Notice of Internet Availability next year in the mail containing the Internet address to use to access our proxy statement and annual report. Your choice will remain in effect unless you change your election following the receipt of a Notice of Internet Availability. You do not have to elect Internet access each year. If you later change your mind and would like to receive paper copies of our proxy statements and annual reports, you can request both by phone at (800) 579-1639, by email at *sendmaterial@proxyvote.com* and through the Internet at *www.proxyvote.com*. You will need your 12-digit control number located on your Notice of Internet Availability to request a package. You will also be provided with the opportunity to receive a copy of the proxy statement and annual report in future mailings.

We also encourage you to visit our Annual Meeting website at *www.conocophillips.com/annualmeeting* that, among other things, will enable you to learn more about our Company, vote your proxy, view a live webcast of the meeting and elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail.

Why did my household receive a single set of proxy materials?

SEC rules permit us to deliver a single copy of an annual report and proxy statement to any household not participating in electronic proxy material delivery at which two or more stockholders reside, if we believe the stockholders are members of the same family. This benefits both you and the Company, as it eliminates duplicate mailings that stockholders living at the same address receive and it reduces our printing and mailing costs. This rule applies to any annual reports, proxy statements, proxy statements combined with a prospectus or information statements. Each stockholder will continue to receive a separate proxy card or voting instruction card. Your household may have received a single set of proxy materials this year. If you prefer to receive your own copy now or in future years, please request a duplicate set by phone at (800) 579-1639, through the Internet at *www.proxyvote.com*, by email at *sendmaterial@proxyvote.com*, or by writing to ConocoPhillips, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. If a broker or other nominee holds your shares, you may continue to receive some duplicate mailings. Certain brokers will eliminate duplicate account mailings by allowing stockholders to consent to such elimination, or through implied consent if a stockholder does not request continuation of duplicate mailings. Since not all brokers and nominees may offer stockholders the opportunity this year to eliminate duplicate mailings, you may need to contact your broker or nominee directly to discontinue duplicate mailings to your household.

Will my vote be kept confidential?

The Company's Board of Directors has a policy that all stockholder proxies, ballots and tabulations that identify stockholders are to be maintained in confidence. No such document will be available for examination, and the identity and vote of any stockholder will not be disclosed, except as necessary to meet legal requirements and allow the inspectors of election to certify the results of the stockholder vote. The policy also provides that inspectors of election for stockholder votes must be independent and cannot be employees of the Company. Occasionally, stockholders provide written comments on their proxy card that may be forwarded to management.

What is the cost of this proxy solicitation?

Our Board of Directors has sent you this proxy statement. Our directors, officers and employees may solicit proxies by mail, by email, by telephone or in person. Those persons will receive no additional compensation for any solicitation activities. We will request banking institutions, brokerage firms, custodians, trustees, nominees and fiduciaries to forward solicitation materials to the beneficial owners of common stock held of record by those entities, and we will, upon the request of those record holders, reimburse reasonable forwarding expenses. We will pay the costs of preparing, printing, assembling and mailing the proxy materials used in the solicitation of proxies. In addition, we have hired Alliance Advisors to assist us in soliciting proxies, which it may do by mail, telephone or in person. We anticipate paying Alliance Advisors a fee of $15,000, plus expenses.

CORPORATE GOVERNANCE MATTERS

The Committee on Directors' Affairs and our Board annually review the Company's governance structure to take into account changes in SEC and New York Stock Exchange ("NYSE") rules, as well as current best practices. Our Corporate Governance Guidelines, posted on the Company's Internet site under the *"Governance"* caption and available in print upon request (see *"Available Information"* on page 85), address the following matters, among others:

- director qualifications;
- director responsibilities;
- Board committees;
- director access to officers;
- employees and independent advisors;
- director compensation;
- director orientation and continuing education;
- Chief Executive Officer ("CEO") evaluation and management succession planning;
- Board performance evaluations;
- stock ownership and holding requirements for directors and management; and
- anti-hedging.

The Corporate Governance Guidelines also contain director independence standards, which are consistent with the standards set forth in the NYSE listing standards, to assist the Board in determining the independence of the Company's directors. The Board has determined that each director, except Mr. Lance, meets the standards regarding independence set forth in the Corporate Governance Guidelines and is free of any material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). In making such determination, the Board specifically considered the fact that many of our directors are directors, retired officers and stockholders of companies with which we conduct business. In addition, some of our directors serve as employees of, or consultants to, companies that do business with ConocoPhillips and its affiliates (as further described in *"Related Party Transactions"* on page 21). In all cases, it was determined that the nature of the business conducted and the interest of the director by virtue of such position were immaterial both to the Company and to such director.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board of Directors maintains a process for stockholders and interested parties to communicate with the Board. Stockholders and interested parties may write or call our Board of Directors by contacting our Corporate Secretary, Janet Langford Kelly, as provided below:



- Write to: ConocoPhillips Board of Directors
- c/o Janet Langford Kelly, Corporate Secretary
- ConocoPhillips
- P.O. Box 4783
- Houston, TX 77210-4783



- Call: (281) 293-3030



- Email: *boardcommunication@conocophillips.com*



- Annual Meeting Website: *www.conocophillips.com/annualmeeting*

Relevant communications are distributed to the Board or to any individual director or directors, as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Board has requested that certain items that are unrelated to its duties and responsibilities be excluded, such as: business solicitations or advertisements; junk mail and mass mailings; new product suggestions; product complaints; product inquiries; resumes and other forms of job inquiries; spam; and surveys. In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded. Any communication that is filtered out is made available to any outside director upon request.

Recognizing that director attendance at the Company's Annual Meeting can provide the Company's stockholders with an opportunity to communicate with Board members about issues affecting the Company, the Company actively encourages its directors to attend the Annual Meeting of Stockholders. In 2012, all of the Company's directors attended the Annual Meeting.

BOARD LEADERSHIP STRUCTURE

BOARD OVERVIEW

- Chairman of the Board and Chief Executive Officer: Ryan M. Lance
- Lead Director: Richard H. Auchinleck
- Active engagement by all Directors
- 10 of our 11 Directors are independent
- All members of the Audit and Finance Committee, Committee on Directors' Affairs, Human Resources and Compensation Committee and Public Policy Committee are independent

Our Board believes that continuing to combine the position of Chairman and CEO is in the best interests of the Company and its stockholders, and that the strong presence of engaged independent directors ensures independent oversight.

Chairman and CEO Roles

ConocoPhillips is focused on the Company's corporate governance practices and values, believing that independent board oversight is an essential component of strong corporate performance and enhances stockholder value. While the Board retains the authority to separate the positions of Chairman and CEO if it deems appropriate in the future, the Board currently believes it is in the best interests of the Company's stockholders to combine them. Doing so places one person in a position to guide the Board in setting priorities for the Company and in addressing the risks and challenges the Company faces. The Board believes that, while its independent directors bring a diversity of skills and perspectives to the Board, the Company's CEO, by virtue of his day-to-day involvement in managing the Company, is best suited to perform this unified role.

The Board believes there is no single organizational model that is the best and most effective in all circumstances. As a consequence, the Board periodically considers whether the offices of Chairman and CEO should be combined and who should serve in such capacities. The Board specifically considered whether the offices of Chairman and CEO should be combined following the repositioning and concluded that doing so continues to be in the best interests of the Company and its stockholders. The Board will continue to reexamine its corporate governance policies and leadership structures on an ongoing basis to ensure that they continue to meet the Company's needs.

Independent Director Leadership

The Board believes that its current structure and processes encourage its independent directors to be actively involved in guiding the work of the Board. The Chairs of the Board's committees establish their agendas and review their committee materials in advance, communicating directly with other directors and members of management as each deems appropriate. Moreover, each director is free to suggest agenda items and to raise matters at Board and committee meetings that are not on the agenda.

Our Corporate Governance Guidelines require that the independent directors meet in executive session at every meeting. The Board has designated the Chairman of the Committee on Directors' Affairs, who must be an independent director, as the Lead Director. As Lead Director, Mr. Auchinleck presides at executive sessions of the independent directors. Each executive session may include, among other things, (1) a discussion of the performance of the Chairman and CEO, (2) matters concerning the relationship of the Board with the management directors and other members of senior management, and (3) such other matters as the non-employee directors deem appropriate. No formal action of the Board is taken at these meetings, although the non-employee directors may subsequently recommend matters for consideration by the full Board. The Board may invite guest attendees for the purpose of making presentations, responding to questions by the directors, or providing counsel on specific matters within their areas of expertise. In addition to chairing the executive sessions, Mr. Auchinleck leads the discussion with our CEO following the independent directors' executive sessions, participates in the discussion of CEO performance with the Human Resources and Compensation Committee, and ensures that the Board's self-assessments are done annually.

Each year, the Board completes a self-evaluation and Mr. Auchinleck discusses the results of the self-evaluation with the full Board and, individually, with each director. This allows for direct feedback by independent directors and enables Mr. Auchinleck to speak on their behalf in conversations with management about the Board's role and informational needs. Mr. Auchinleck is also available to meet during the year with individual directors about any other areas of interest or concern they may have.

BOARD RISK OVERSIGHT

While the Company's management is responsible for the day-to-day management of risks to the Company, the Board has broad oversight responsibility for the Company's risk management programs. In this oversight role, the Board is responsible for satisfying itself that the risk management processes designed and implemented by the Company's management are functioning as intended, and that necessary steps are taken to foster a culture of risk-adjusted decision-making throughout the organization. In carrying out its oversight responsibility, the Board has delegated to individual Board committees certain elements of its oversight function. In this context, the Board delegated authority to the Audit and Finance Committee to facilitate coordination among the Board's committees with respect to oversight of the Company's risk management programs. As part of this authority, the Audit and Finance Committee regularly discusses the Company's risk assessment and risk management policies to ensure that our risk management programs are functioning properly. Additionally, the Chairman of the Audit and Finance Committee meets with the Chairs of the other Board committees and management each year to discuss the Board's oversight of the Company's risk management programs. The Board receives regular updates from its committees on individual categories of risk, including strategy, reputation, operations, people, technology, investment, political/legislative/regulatory and market. Such updates incorporate, among other things, the following risk areas:



Board of Directors
Audit and Finance Committee
Public Policy Committee
Human Resources and Compensation Committee
Committee on Directors' Affairs
Financial/Reserve Reporting
Compliance and Ethics
Cybersecurity
Health, Safety and Environmental
Operational
Other Regulatory
Political
Retention
Compensation Programs
Executive Succession Planning
Corporate Governance Policies and Procedures

The Board exercises its oversight function with respect to all material risks to the Company, which are identified and discussed in the Company's public filings with the SEC.

SUCCESSION PLANNING AND LEADERSHIP DEVELOPMENT

On an ongoing basis, the Board plans for succession to the position of CEO and other senior management positions, and the Committee on Directors' Affairs oversees this succession planning process. The Human Resources and Compensation Committee assists in succession planning, as necessary, and reviews and makes recommendations to the Board regarding people strategies and initiatives such as leadership development. To assist the Board, the CEO periodically provides the Board with an assessment of senior executives and their potential to succeed to the position of CEO, as well as perspective on potential candidates from outside the Company. In addition, the CEO periodically provides the Board with an assessment of potential successors to other key positions. Succession planning and leadership development remain top priorities of the Board and management.

CODE OF BUSINESS ETHICS AND CONDUCT

ConocoPhillips has adopted a worldwide Code of Business Ethics and Conduct which applies to all directors, officers and employees, including the CEO and CFO. Our Code of Business Ethics and Conduct is designed to help directors, officers and employees resolve ethical issues in an increasingly complex global business environment and covers topics such as conflicts of interest, insider trading, competition and fair dealing, discrimination and harassment, confidentiality, payments to government personnel, anti-boycott laws, U.S. embargos and sanctions, compliance procedures and employee complaint procedures. In accordance with good corporate governance practices, we periodically review and revise as necessary the Code of Business Ethics and Conduct. Effective April 1, 2013, our Code of Business Ethics and Conduct will be updated to reflect additional topics such as expectations for supervisors, investigating concerns, social media and money laundering. Our Code of Business Ethics and Conduct is posted on our Internet site under the *"Governance"* caption. Stockholders may also request printed copies of our Code of Business Ethics and Conduct by following the instructions located under *"Available Information"* on page 85.

RELATED PARTY TRANSACTIONS

Our Code of Business Ethics and Conduct requires that all directors and executive officers promptly bring to the attention of the General Counsel and, in the case of directors, the Chairman of the Committee on Directors' Affairs or, in the case of executive officers, the Chairman of the Audit and Finance Committee, any transaction or relationship that arises and of which he or she becomes aware that reasonably could be expected to constitute a related party transaction. Any such transaction or relationship is reviewed by the Company's management and the appropriate Board committee to ensure that it does not constitute a conflict of interest and is reported appropriately. Additionally, the Committee on Directors' Affairs conducts an annual review of related party transactions between each of our directors and the Company (and its subsidiaries) and makes recommendations to the Board regarding the continued independence of each Board member. In 2012, there were no related party transactions in which the Company (or a subsidiary) was a participant and in which any director or executive officer (or their immediate family members) had a direct or indirect material interest. The Committee on Directors' Affairs also considered relationships which, while not constituting related party transactions where a director had a direct or indirect material interest, nonetheless involved transactions between the Company and a company with which a director is affiliated, whether through employment status or by virtue of serving as director. Included in its review were ordinary course of business transactions with companies employing a director, including ordinary course of business transactions with Lowe's Companies, Inc., of which Mr. Niblock serves as Chairman of the Board, President and Chief Executive Officer. The Committee on Directors' Affairs determined that there were no transactions impairing the independence of any director.

BOARD MEETINGS AND COMMITTEES

The Board of Directors met eight times in 2012. Each director attended at least 75% of the aggregate of:

- the total number of meetings of the Board (held during the period for which he or she has been a director); and
- the total number of full-committee meetings held by all committees of the Board on which he or she served (during the periods that he or she served).

The Board has five standing committees: the Audit and Finance Committee; the Executive Committee; the Human Resources and Compensation Committee; the Committee on Directors' Affairs; and the Public Policy Committee. The Board has determined that all of the members of the Audit and Finance Committee, the Human Resources and Compensation Committee, the Committee on Directors' Affairs and the Public Policy Committee are "independent" directors within the meaning of the SEC's regulations, the listing standards of the NYSE and the Company's Corporate Governance Guidelines. Each committee conducts a self-evaluation of its performance on an annual basis. The charters for our Audit and Finance Committee, Executive Committee, Human Resources and Compensation Committee, Committee on Directors' Affairs and Public Policy Committee can be found on ConocoPhillips' website at *www.conocophillips.com* under the *"Governance"* caption. Stockholders may also request printed copies of our Board committee charters by following the instructions located under *"Available Information"* on page 85.

The current membership and primary responsibilities of the committees are summarized below:

Committee	Members	Primary Responsibilities	Number of Meetings in 2012
Audit and Finance	James E. Copeland, Jr.* Gay Huey Evans Mohd H. Marican Robert A. Niblock	• Discusses with management, the independent auditors, and the internal auditors the integrity of the Company's accounting policies, internal controls, financial statements, financial reporting practices, and select financial matters, covering the Company's capital structure, complex financial transactions, financial risk management, retirement plans and tax planning. • Reviews , and coordinates the review by other committees of, significant corporate risk exposures and steps management has taken to monitor, control and report such exposures. • Monitors the qualifications, independence and performance of our independent auditors and internal auditors. • Monitors our compliance with legal and regulatory requirements and corporate governance, including our Code of Business Ethics and Conduct. • Maintains open and direct lines of communication with the Board and our management, internal auditors and independent auditors.	13
Executive	Ryan M. Lance* Richard H. Auchinleck James E. Copeland, Jr. Harald J. Norvik William E. Wade, Jr.	• Exercises the authority of the full Board between Board meetings on all matters other than (1) those matters expressly delegated to another committee of the Board, (2) the adoption, amendment or repeal of any of our By-Laws and (3) matters which cannot be delegated to a committee under statute or our Certificate of Incorporation or By-Laws.	—
Human Resources and Compensation	William E. Wade, Jr.* Richard H. Auchinleck Harald J. Norvik	• Oversees our executive compensation policies, plans, programs and practices. • Assists the Board in discharging its responsibilities relating to the fair and competitive compensation of our executives and other key employees. • Annually reviews the performance (together with the Lead Director) and sets the compensation of the CEO.	9
Directors' Affairs	Richard H. Auchinleck* Richard L. Armitage William K. Reilly(1) William E. Wade, Jr.	• Selects and recommends director candidates to the Board to be submitted for election at the Annual Meeting and to fill any vacancies on the Board. • Recommends committee assignments to the Board. • Reviews and recommends to the Board compensation and benefits policies for our non-employee directors. • Reviews and recommends to the Board appropriate corporate governance policies and procedures for our Company. • Monitors the orientation and continuing education programs for directors. • Conducts an annual assessment of the qualifications and performance of the Board. • Reviews and reports to the Board annually on succession planning for the CEO and senior management.	6
Public Policy	Harald J. Norvik* Richard L. Armitage Jody L. Freeman William K. Reilly(1)	• Advises the Board on current and emerging domestic and international public policy issues. • Assists the Board in the development and review of policies and budgets for charitable and political contributions. • Reviews and makes recommendations to the Board on, and monitors the Company's compliance with its policies, programs and practices with regard to, among other things, health, safety and environmental protection and government relations.	6

* *Committee Chairperson*

(1) *Mr. Reilly is scheduled to retire on May 14, 2013.*

NOMINATING PROCESSES OF THE COMMITTEE ON DIRECTORS' AFFAIRS

The Committee on Directors' Affairs comprises four non-employee directors, all of whom are independent under NYSE listing standards and our Corporate Governance Guidelines. The Committee on Directors' Affairs identifies, investigates and recommends director candidates to the Board with the goal of creating balance of knowledge, experience and diversity. Generally, the Committee on Directors' Affairs identifies candidates through business and organizational contacts of the directors and management. Our By-Laws permit stockholders to nominate director candidates for election at a stockholder meeting whether or not such nominee is submitted to and evaluated by the Committee on Directors' Affairs. Stockholders who wish to submit nominees for election at an annual or special meeting of stockholders should follow the procedures described on page 85. The Committee on Directors' Affairs will consider director candidates recommended by stockholders. If a stockholder wishes to recommend a candidate for nomination by the Committee on Directors' Affairs, he or she should follow the same procedures set forth above for nominations to be made directly by the stockholder. In addition, the stockholder should provide such other information as it may deem relevant for the Committee on Directors' Affairs' evaluation. Candidates recommended by the Company's stockholders are evaluated on the same basis as candidates recommended by the Company's directors, CEO, other executive officers, third-party search firms or other sources.

NON-EMPLOYEE DIRECTOR COMPENSATION

The primary elements of our non-employee director compensation program consist of an equity compensation program and a cash compensation program.

Objectives and Principles

Compensation for directors is reviewed annually by the Committee on Directors' Affairs and set upon approval of the Board of Directors. The Board's goal in designing directors' compensation is to provide a competitive package that will enable it to attract and retain highly skilled individuals with relevant experience and that reflects the time and talent required to serve on the board of a complex, multinational corporation. The Board seeks to provide sufficient flexibility in the form of delivery to meet the needs of different individuals while ensuring that a substantial portion of directors' compensation is linked to the long-term success of ConocoPhillips. In furtherance of ConocoPhillips' commitment to be a socially responsible member of the communities in which it participates, the Board believes that it is appropriate to extend ConocoPhillips' matching gift program to charitable contributions made by individual directors as more fully described below.

Equity Compensation

Each non-employee director receives an annual grant of restricted stock units with an aggregate value of $170,000 on the date of grant. Restrictions on the units issued to a non-employee director will lapse in the event of retirement, disability, death, or a change of control, unless the director has elected to defer receipt of the shares until a stated period of time. Directors forfeit the units if, prior to the lapse of restrictions, the Board finds sufficient cause for forfeiture (although no such finding can be made after a change of control). Before the restrictions lapse, directors cannot sell or otherwise transfer the units, but the units are credited with dividend equivalents in the form of additional restricted stock units. When restrictions lapse, directors will receive unrestricted shares of Company stock as settlement of the restricted stock units.

ConocoPhillips grants issued prior to 2005 had restrictions that lapsed after three years from the date of grant or in the earlier event of retirement, disability, death, or a change of control. Settlement for grants before 2005 could be delayed at the election of the director and settled in either cash or stock, also at the election of the director. For grants that remained unvested at the beginning of 2005, directors were allowed to make an election prior to March 15, 2005, to set the time of settlement and whether settlement was to be in a lump sum or over a period of years. Restricted stock units granted to directors who are not from the United States may have modified terms to comply with laws and tax rules that apply to them. Thus, the restricted stock units granted to Messrs. Auchinleck and Norvik have slightly modified terms responsive to the tax laws of their home countries (Canada and Norway, respectively), the most important difference being that the restrictions lapse only in the event of retirement, death, or loss of office.

Cash Compensation

Each non-employee director receives $115,000 annual cash compensation. Non-employee directors serving in certain specified committee positions also receive the following additional cash compensation:

- Lead Director—$50,000
- Chair of the Audit and Finance Committee—$25,000
- Chair of the Human Resources and Compensation Committee—$20,000
- Chair of the other committees—$10,000
- All other Audit and Finance Committee members—$10,000
- All other Human Resources and Compensation Committee members—$7,500

As part of its review in 2012, the Committee on Directors' Affairs considered, among other factors, market competitiveness of directors' compensation in connection with the spinoff of our downstream business into an independent company (Phillips 66), based on studies prepared by Towers Watson, an outside consultant retained by the Company. As a result of such review, effective April 2012, and reflected above, the Board of Directors approved an additional $25,000 for the Lead Director, an additional $5,000 for the Chair of the Audit and Finance Committee and Chair of the Human Resources and Compensation Committee, and an additional $2,500 for each other member of the Audit and Finance Committee and Human Resources and Compensation Committee.

The Committee on Directors' Affairs assessed the engagement with Towers Watson using the guidelines provided in SEC rules and concluded that the work of the consultant did not raise any conflict of interest.

The total annual cash compensation is payable in monthly installments. Directors may elect, on an annual basis, to receive all or part of their cash compensation in unrestricted stock or in restricted stock units (such unrestricted stock or restricted stock units are issued on the last business day of the month valued using the average of the high and the low market prices of ConocoPhillips common stock on such date), or to have the amount credited to the director's deferred compensation account. The restricted stock units issued in lieu of cash compensation are subject to the same restrictions as the annual restricted stock units granted since 2005 and described above under "*Equity Compensation*." Due to differences in the tax laws of other countries, the Board, at its July 1, 2003 meeting, approved modification of the compensation for directors who are taxed under the laws of other countries. Effective in 2004, Canadian directors (currently, Mr. Auchinleck) were able to elect to receive cash compensation either in cash or in restricted stock units, redeemable only upon retirement, death, or loss of office. Effective in 2007, Norwegian directors (currently, Mr. Norvik) receive compensation that would otherwise have been received as cash only as restricted stock units.

Deferral of Compensation

Directors can elect to defer their cash compensation into the Deferred Compensation Program for Non-Employee Directors of ConocoPhillips ("Director Deferral Plan"). Deferred amounts are deemed to be invested in various mutual funds and similar investment choices (including ConocoPhillips common stock) selected by the director from a list of investment choices available under the Director Deferral Plan. Mr. Auchinleck (from Canada) and Mr. Norvik (from Norway) do not have the opportunity to defer cash compensation in this manner.

Compensation deferred prior to January 1, 2003, by former directors of Conoco Inc. and Phillips Petroleum Company continues to be deferred and is deemed to be invested in various mutual funds as selected by the director. The deferred amounts may be paid as a lump sum or as installment payments following retirement from the Board.

The future payment of any compensation deferred by non-employee directors of ConocoPhillips after January 1, 2003, and by former directors of Phillips Petroleum Company prior to January 1, 2003, may be funded in a grantor trust designed for this purpose. The future payment of any cash compensation deferred by former directors of Conoco Inc. prior to January 1, 2003, is not funded.

Directors' Matching Gift Program

All active and retired directors are eligible to participate in the Directors' Annual Matching Gift Program. This program provides a dollar-for-dollar match of a gift of cash or securities, up to a maximum of $15,000 per donor for active directors and $7,500 per donor for retired directors during any one calendar year, to charities and educational institutions, excluding religious, political, fraternal, or athletic organizations, that are tax-exempt under Section 501(c)(3) of the Internal Revenue Code of the United States or meet similar requirements under the applicable law of other countries.

Other Compensation

Spouses and significant others of directors and executive officers attend certain meetings at the encouragement of the Board. The cost of such attendance is treated by the Internal Revenue Service as income, and as such is taxable to the recipient. The Board believes that such costs are expenses of creating a collegial environment that enhances the effectiveness of the Board, and therefore the Company reimburses directors for the out of pocket cost of the travel and the resulting income taxes. Amounts representing this reimbursement are contained in the *All Other Compensation* column.

Stock Ownership

Directors are expected to own as much Company stock as the amounts of the annual equity grants during their first five years on the Board. Directors are expected to reach this level of target ownership within five years of joining the Board. Actual shares of stock, restricted stock, or restricted stock units, including deferred stock units, may be counted in satisfying the stock ownership guidelines. The holdings of each of our directors currently meet or exceed the guidelines.

Non-Employee Director Compensation Table

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[4]	Total ($)
R.L. Armitage	$ 115,000	$ 170,044	$ -	$ -	$ -	$ 2,500	$ 287,544
R.H. Auchinleck	174,081	170,044	-	-	-	7,315	351,440
J.E. Copeland, Jr.	138,750	170,044	-	-	-	26,196	334,990
K.M. Duberstein (retired)[5]	38,333	170,044	-	-	-	19,683	228,060
J.L. Freeman[6]	57,500	-	-	-	-	-	57,500
R.R. Harkin (retired)[5]	41,667	170,044	-	-	-	18,126	229,837
M.H. Marican	124,375	170,044	-	-	-	61,077	355,496
H.W. McGraw III (retired)[5]	40,420	170,044	-	-	-	-	210,464
R. A. Niblock	124,632	170,044	-	-	-	15,000	309,676
H.J. Norvik	129,669	170,044	-	-	-	39,202	338,915
W.K. Reilly	115,000	170,044	-	-	-	41,998	327,042
V.J. Tschinkel (retired)[5]	41,042	170,044	-	-	-	17,214	228,300
K.C. Turner (retired)[5]	40,208	170,044	-	-	-	20,557	230,809
W.E. Wade, Jr.	134,161	170,044	-	-	-	10,000	314,205

(1) *Reflects 2012 annual cash compensation of $115,000 payable to each non-employee director. In 2012, non-employee directors serving in specified committee positions also received the following additional cash compensation:*
Lead Director—$25,000; effective April 2012, this amount was increased to $50,000
Chair of the Audit and Finance Committee—$20,000; effective April 2012, this amount was increased to $25,000
Chair of the Human Resources and Compensation Committee—$15,000; effective April 2012, this amount was increased to $20,000
Chair of any other committee—$10,000
Each other Audit and Finance Committee member—$7,500; effective April 2012, this amount was increased to $10,000
Each other Human Resources and Compensation Committee member—$5,000; effective April 2012, this amount was increased to $7,500
Amounts shown include prorated amounts attributable to committee reassignments which may occur during the year. Amounts shown in the Fees Earned or Paid in Cash column include any amounts that were voluntarily deferred to the Director Deferral Plan, received in ConocoPhillips common stock, or received in restricted stock units. Messrs. Auchinleck, McGraw, Niblock and Norvik received 100% of their cash compensation in restricted stock units in 2012 with an aggregate grant date fair value as shown in the table. Mr. Wade elected to receive 25% of his cash compensation in restricted stock units that had an aggregate grant date fair value of $33,849 with the remainder of his cash compensation deferred into the Director Deferral Plan. All other directors received their cash compensation in cash or deferred into the Director Deferral Plan.

(2) *Amounts represent the aggregate grant date fair value of stock awards. Under our Non-Employee Director compensation program, each non-employee director received a 2012 annual grant of restricted stock units with an aggregate value of $170,000 on the date of grant based on the average of the high and low price for our common stock, as reported on the NYSE, on such date, or if such date is a non-trading date, the last preceding trading date. These grants are made in whole shares with fractional share amounts rounded up, resulting in a grant of shares with a value of $170,044 on January 15, 2012 to each person who was a director on that date.*

(3) *The following table reflects, for each director, the aggregate number of stock awards outstanding as of December 31, 2012:*

Name	Security	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)
R.L. Armitage	COP	15,321
	PSX	7,462
R.H. Auchinleck	COP	68,076
	PSX	32,082
J.E. Copeland, Jr.	COP	32,066
	PSX	15,616
K.M. Duberstein	COP	15,949
	PSX	7,749
J.L. Freeman	COP	-
R.R. Harkin	COP	-
	PSX	-
M.H. Marican	COP	2,522
	PSX	1,228
H.W. McGraw III	COP	30,077
	PSX	17,630
R. A. Niblock	COP	7,352
	PSX	2,846
H.J. Norvik	COP	29,801
	PSX	13,734
W.K. Reilly	COP	53,411
	PSX	26,011
V.J. Tschinkel	COP	12,562
	PSX	6,118
K.C. Turner	COP	22,309
	PSX	10,844
W.E. Wade, Jr.	COP	20,882
	PSX	9,970

The following table lists vesting of director stock awards in 2012:

		Stock Awards	
Name	**Security**	**Number of Shares Acquired on Vesting (#)**	**Value Realized Upon Vesting ($)**
R.L. Armitage	COP	-	$ -
	PSX	-	-
R.H. Auchinleck	COP	-	-
	PSX	-	-
J.E. Copeland, Jr.	COP	-	-
	PSX	-	-
K.M. Duberstein[(a)]	COP	37,257	2,168,367
	PSX	18,163	854,382
J.L. Freeman	COP	-	-
R.R. Harkin[(b)]	COP	36,542	2,126,674
	PSX	17,796	837,198
M.H. Marican	COP	-	-
	PSX	-	-
H.W. McGraw III	COP	-	-
	PSX	-	-
R.A. Niblock	COP	-	-
	PSX	-	-
H.J. Norvik	COP	-	-
	PSX	-	-
W.K. Reilly	COP	-	-
	PSX	-	-
V.J. Tschinkel[(c)]	COP	38,705	2,255,733
	PSX	16,496	549,968
K.C. Turner[(d)]	COP	33,375	1,896,184
	PSX	16,561	627,922
W.E. Wade, Jr.	COP	-	-
	PSX	-	-

(a) Mr. Duberstein received restricted stock and restricted stock unit awards for his service as a Director of ConocoPhillips from 2002 — 2012. These awards were converted on a 1:2 basis following the completion of the repositioning. As permitted by the terms and conditions of the awards, Mr. Duberstein elected to receive certain awards in the form of unrestricted shares six months after separation from service and other awards in annual installments. Mr. Duberstein retired from the Board on May 1, 2012. The total unrestricted shares acquired upon vesting of these awards were 37,257 shares of ConocoPhillips common stock and 18,163 shares of Phillips 66 common stock, valued at $2,168,367 and $854,382, respectively. Although taxes are not collected by the Company on behalf of the non-employee director, the value of lapsed shares are reported on a Form 1099 for the year in which the taxable event occurs.

(b) Ms. Harkin received restricted stock unit awards for her service as a Director of ConocoPhillips from 2002—2012. These awards were converted on a 1:2 basis following the completion of the repositioning. As permitted by the terms and conditions of the awards, Ms. Harkin elected to receive unrestricted shares six months after separation from service. Ms. Harkin retired from the Board on May 1, 2012. The total unrestricted shares acquired upon vesting of these awards were 36,542 shares of ConocoPhillips common stock and 17,796 shares of Phillips 66 common stock valued at $2,126,674 and $837,198, respectively. Although taxes are not collected by the Company on behalf of the non-employee director, the value of lapsed shares are reported on a Form 1099 for the year in which the taxable event occurs.

(c) Ms. Tschinkel received restricted stock unit awards for her service as a Director of ConocoPhillips in 2004 totaling 3,468 units and in 2007 totaling 2,245 units. As permitted by the terms and conditions of the awards, Ms. Tschinkel elected to receive unrestricted shares eight years after grant date with regard to her 2004 service and five years after grant date with regard to her 2007 service. She received a total of 5,713 unrestricted shares of ConocoPhillips common stock upon vesting of these awards prior to the repositioning, valued at $404,910. In addition, Ms. Tschinkel retired from the Board on May 1, 2012. As permitted by the terms and conditions of her restricted stock unit awards for her service as a Director of ConocoPhillips prior to 2003, Ms. Tschinkel elected to receive unrestricted shares on her retirement date. She received a total of 32,992 unrestricted shares of ConocoPhillips common stock and 16,496 shares of Phillips 66 common stock valued at $1,850,823 and $549,968, respectively, upon vesting of these awards after conversion on a 1:2 basis following the completion of the repositioning. Although taxes are not collected by the Company on behalf of the non-employee director, the value of lapsed shares are reported on a Form 1099 for the year in which the taxable event occurs.

(d) Ms. Turner received restricted stock and restricted stock unit awards for her service as a Director of ConocoPhillips from 2002—2012. These awards were converted on a 1:2 basis following the completion of the repositioning. As permitted by the terms and conditions of her restricted stock unit awards for her service as a Director of ConocoPhillips prior to 2003, Ms. Turner elected to receive unrestricted shares on her retirement date. Ms. Turner retired from the Board on May 1, 2012. The total unrestricted shares acquired upon vesting of these awards were 22,053 shares of ConocoPhillips common stock and 11,026 shares of Phillips 66 common stock valued at $1,237,154 and $367,618, respectively. As permitted by the terms and conditions of certain awards after 2002, Ms. Turner elected to receive certain awards in unrestricted shares six months after separation from service and in annual installments for other awards. The total unrestricted shares acquired upon vesting of these awards were 11,322 shares of ConocoPhillips common stock and 5,535 shares of Phillips 66 common stock, valued at $659,030 and $260,304, respectively. Although taxes are not collected by the Company on behalf of the non-employee director, the value of lapsed shares are reported on a Form 1099 for the year in which the taxable event occurs.

(4) *The following table reflects, for each director, the items contained in All Other Compensation:*

Name	Tax Reimbursement Gross-Up[a] ($)	Meeting Travel Reimbursements & Meeting Perquisites[b] ($)	Matching Gift Amounts[c] ($)	Total ($)
R.L. Armitage	$ -	$ -	$ 2,500	$ 2,500
R.H. Auchinleck	7,315	-	-	7,315
J.E. Copeland, Jr.	4,696	-	21,500	26,196
K.M. Duberstein	4,683	-	15,000	19,683
J.L. Freeman	-	-	-	-
R.R. Harkin	3,126	-	15,000	18,126
M.H. Marican	18,450	42,627	-	61,077
H.W. McGraw III	-	-	-	-
R.A. Niblock	-	-	15,000	15,000
H.J. Norvik	18,926	20,276	-	39,202
W.K. Reilly	12,248	-	29,750	41,998
V.J. Tschinkel	3,194	-	14,020	17,214
K.C. Turner	5,557	-	15,000	20,557
W.E. Wade, Jr.	-	-	10,000	10,000

(a) *The amounts shown are for payments by the Company relating to certain taxes incurred by the director. These primarily occur when the Company requests spouses or other guests to accompany the director to Company functions, including Board and committee meetings, and as a result, the director is deemed to make a personal use of Company assets (for example, when a spouse accompanies a director on a Company aircraft or when a spouse accompanies a director and the commercial air travel cost is paid or reimbursed by the Company) or when a retirement presentation is made to a retiring director. In such circumstances, if the director is imputed income in accordance with the applicable tax laws, the Company will generally reimburse the director for the increased tax costs. All such tax reimbursements have been included above, regardless of whether the corresponding perquisite or personal benefit is required to be reported pursuant to SEC rules and regulations.*

(b) *The amounts shown for Messrs. Marican and Norvik are primarily for payments by the Company relating to travel costs when the Company requests spouses or other guests to accompany the director to Company functions, including Board and Committee meetings, and as a result, the director is deemed to make a personal use of Company assets. Amounts included for these travel costs were $19,909 for Mr. Norvik and $41,684 for Mr. Marican. The amounts shown reflect the invoiced cost to the Company.*

(c) *The Company maintains a Matching Gift Program under which we match certain gifts by directors to charities and educational institutions, excluding religious, political, fraternal, or athletic organizations, that are tax-exempt under Section 501(c)(3) of the Internal Revenue Code of the United States or meet similar requirements under the applicable law of other countries. For directors, the program matches up to $15,000 with regard to each program year. Administration of the program can cause more than $15,000 to be paid in a single fiscal year of the Company, due to processing claims from more than one program year in that single fiscal year. The amounts shown are for the actual payments by the Company in 2012. Each of Messrs. Lance and Mulva is eligible for the program as an executive of the Company, rather than as a director. Information on the value of matching gifts for Messrs. Lance and Mulva are shown on the Summary Compensation Table on page 58 and the notes to that table.*

(5) *Messrs. Duberstein and McGraw, and Mmes. Harkin, Tschinkel and Turner retired from the ConocoPhillips Board of Directors effective May 1, 2012 upon completion of the repositioning. Mr. McGraw and Ms. Tschinkel joined the Board of Directors of Phillips 66. Only their service to the ConocoPhillips Board is reflected in the tables.*

(6) *Ms. Freeman was elected to the Board in July 2012. The amounts in the tables above include her prorated compensation reflecting the portion of 2012 in which she served as a Director. She received cash compensation beginning July 2012. She received no equity compensation for 2012, as she did not join the Board until after the grant date for equity compensation in January 2012.*

ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES

Item 1 on
the Proxy Card

What am I voting on?

You are voting on a proposal to elect nominees to a one-year term as directors of the Company.

What is the makeup of the Board of Directors and how often are the members elected?

Our Board of Directors currently has 11 members. The size of the Board is expected to be reduced to 10 members upon Mr. Reilly's scheduled retirement at the 2013 Annual Meeting of Stockholders, the end of his current term. Directors are elected at the Annual Meeting of Stockholders every year. Any director vacancies created between annual stockholder meetings (such as by a current director's death, resignation or removal for cause or an increase in the number of directors) may be filled by a majority vote of the remaining directors then in office. Any director appointed in this manner would hold office until the next election. If a vacancy results from an action of our stockholders, only our stockholders would be entitled to elect a successor. Under the Company's Corporate Governance Guidelines, each director is required to retire at the next annual stockholders' meeting of the Company following his or her 72nd birthday.

What if a nominee is unable or unwilling to serve?

This is not expected to occur, as all director nominees have previously consented to serve. If it does and the Board does not elect to reduce the size of the Board, shares represented by proxies will be voted for a substitute nominated by the Board of Directors.

How are directors compensated?

Please see our discussion of director compensation beginning on page 23.

What criteria were considered by the Committee on Directors' Affairs in selecting the nominees?

In selecting the 2013 nominees for director, the Committee on Directors' Affairs sought candidates who possess the highest personal and professional ethics, integrity and values, and are committed to representing the long-term interests of the Company's stockholders. In addition to reviewing a candidate's background and accomplishments, the Committee on Directors' Affairs reviewed candidates for director in the context of the current composition of the Board and the evolving needs of the Company's businesses. The Committee on Directors' Affairs also considered the number of boards on which the candidate already serves. It is the Board's policy that at all times at least a substantial majority of its members meets the standards of independence promulgated by the SEC and the NYSE, and as set forth in the Company's Corporate Governance Guidelines. The Committee on Directors' Affairs also seeks to ensure that the Board reflects a range of talents, ages, skills, diversity, and expertise, particularly in the areas of accounting and finance, management, domestic and international markets, leadership, and oil and gas related industries, sufficient to provide sound and prudent guidance with respect to the Company's operations and interests. The Board seeks to maintain a diverse membership, but does not have a separate policy on diversity. The Board also requires that its members be able to dedicate the time and resources necessary to ensure the diligent performance of their duties on the Company's behalf, including attending Board and applicable committee meetings.

The following are some of the key qualifications and skills the Committee on Directors' Affairs considered in evaluating the director nominees. The table and individual biographies below provide additional information about each nominee's specific experiences, qualifications and skills.

- *CEO or senior officer experience.* We believe that directors with CEO or senior officer experience provide the Company with valuable insights. These individuals have a demonstrated record of leadership qualities and a practical understanding of organizations, processes, strategy, risk and risk management and the methods to drive change and growth. Through their service as top leaders at other organizations, they also bring valuable perspective on common issues affecting both their company and ConocoPhillips.
- *Financial reporting experience.* We believe that an understanding of finance and financial reporting processes is important for our directors. The Company measures its operating and strategic performance by reference to financial targets. In addition, accurate financial reporting and robust auditing are critical to the Company's success. We seek to have a number of directors who qualify as audit committee financial experts, and we expect all of our directors to be financially knowledgeable.
- *Industry experience.* We seek to have directors with leadership experience as executives or directors or experience in other capacities in the energy industry. These directors have valuable perspective on issues specific to the Company's business.
- *Global experience.* As a global energy company, the Company's future success depends, in part, on its success in growing its businesses outside the United States. Our directors with global business or international experience provide valued perspective on our operations.
- *Environmental/Regulatory experience.* The perspective of directors who have experience within the environmental regulatory field is valued as we implement policies and conduct operations in order to ensure that our actions today will not only provide the energy needed to drive economic growth and social well-being, but also secure a stable and healthy environment for tomorrow. With the energy industry so heavily regulated and directly affected by governmental actions and decisions, the Company recognizes that directors with government experience offer valuable insight in this regard.

	Armitage	Auchinleck	Copeland	Freeman	Huey Evans	Lance	Marican	Niblock	Norvik	Wade
CEO/Senior Officer Experience		√	√			√	√	√	√	√
Financial Reporting Experience			√		√		√	√		
Industry Experience		√		√		√	√		√	√
Global Experience	√	√	√		√	√	√		√	√
Environmental/ Regulatory Experience	√			√	√				√	

The lack of a '√' for a particular item does not mean that the director does not possess that qualification, characteristic, skill or experience. We look to each director to be knowledgeable in these areas, however, the '√' indicates that the item is a specific qualification, characteristic, skill or experience that the director brings to the Board.

Who are this year's nominees?

The following directors are standing for annual election this year to hold office until the 2014 Annual Meeting of Stockholders. Included below is a listing of each nominee's name, age, tenure and qualifications.

Richard L. Armitage



Age: 67

Director since: March 2006

ConocoPhillips Committees: Committee on Directors' Affairs; Public Policy Committee

Other current directorships: ManTech International Corporation; Transcu, Ltd.[1][2]

Mr. Armitage has served as President of Armitage International since March 2005. He is a former U.S. Deputy Secretary of State and held a wide variety of high ranking U.S. diplomatic positions from 1989 to 1993 including: Special Mediator for Water in the Middle East; Special Emissary to King Hussein of Jordan during the 1991 Gulf War; and Ambassador, directing U.S. assistance to the newly independent states of the former Soviet Union. He served as Assistant U.S. Secretary of Defense for International Security Affairs from 1983 to 1989. He serves on the boards of ManTech International Corporation and Transcu, Ltd. and is a member of The American Academy of Diplomacy as well as a member of the Board of Trustees of the Center for Strategic Studies.

Skills and Qualifications:

Mr. Armitage's experience in a wide range of high ranking diplomatic positions qualify him to provide valuable insight and expertise in the context of the Company's global operations with substantial governmental interface. Mr. Armitage has specific expertise in many of the Company's key operating regions. The Board believes his experience and expertise in these matters make him well qualified to serve as a member of the Board.

Richard H. Auchinleck, Lead Director



Age: 61

Director since: August 2002

ConocoPhillips Committees: Executive Committee; Human Resources and Compensation Committee; Committee on Directors' Affairs (Chair)

Other current directorships: Enbridge Commercial Trust[1]; Telus Corporation[1]

Mr. Auchinleck began his service as a director of Conoco Inc. in 2001 prior to its merger with Phillips Petroleum Company in 2002. He served as President and Chief Executive Officer of Gulf Canada Resources Limited from 1998 until its acquisition by Conoco in 2001. Prior to his service as CEO, he was Chief Operating Officer of Gulf Canada from 1997 to 1998 and Chief Executive Officer for Gulf Indonesia Resources Limited from 1997 to 1998. Mr. Auchinleck currently serves on the boards of Enbridge Income Fund Holdings Inc. and Telus Corporation and previously served on the board of Red Mile Entertainment Inc. from 2005 to 2008.

Skills and Qualifications:

Mr. Auchinleck has served as a director of ConocoPhillips and its predecessors since Gulf Canada Resources was acquired by Conoco in 2001. His extensive experience in the industry and as a CEO of an energy company provides him with valuable insights into the Company's business. In addition, Mr. Auchinleck has extensive industry experience in Canada, the location of many key Company assets and operations. The Board believes his experience and expertise in these matters make him well qualified to serve as a member of the Board.

James E. Copeland, Jr.



Age: 68

Director since: February 2004

ConocoPhillips Committees: Audit and Finance Committee (Chair); Executive Committee

Other current directorships: Equifax Inc.; Time Warner Cable Inc.

Mr. Copeland served as Chief Executive Officer of Deloitte & Touche and Deloitte Touche Tohmatsu from 1999 to 2003. Mr. Copeland formerly served as Senior Fellow for Corporate Governance with the U.S. Chamber of Commerce and as a Global Scholar with the Robinson School of Business at Georgia State University. Mr. Copeland is currently a member of the boards of Equifax Inc., Time Warner Cable Inc. and BASS, LLC, and previously served on the board of Coca Cola Enterprises from 2003 to 2008.

Skills and Qualifications:

As the former CEO of one of the "Big Four" accounting firms, Mr. Copeland provides a wealth of financial and accounting expertise. In addition, Mr. Copeland's experience as a CEO at a large global corporation allows him to provide valuable insights on managing a global business. The Board believes his experience and expertise in these matters make him well qualified to serve as a member of the Board.

Jody L. Freeman



Age: 49

Director since: July 2012

ConocoPhillips Committees: Public Policy Committee

Ms. Freeman is the Archibald Cox Professor of Law at Harvard Law School and founding director of the Harvard Law School Environmental Law and Policy Program. Before joining the Harvard faculty in 2005, Ms. Freeman was a professor of Law at UCLA Law School from 1995 to 2005. Ms. Freeman formerly served as an independent consultant to the National Commission on the Deepwater Horizon Oil Spill and Offshore Drilling in 2010 and as a counselor for energy and climate change in the White House from 2009 to 2010. Ms. Freeman is a member of the Administrative Conference of the United States and the American College of Environmental Lawyers.

Skills and Qualifications:

Ms. Freeman's expertise in environmental law and policy, and her unique experiences in shaping federal environmental policy, especially in matters critical to the Company's operations, enable her to provide valuable insight into the Company's policies and practices. The Board believes her experience and expertise in these matters make her well qualified to serve as a member of the Board.

(1) Not a U.S. based company.
(2) Not required to file periodic reports under the Securities Exchange Act of 1934.

Gay Huey Evans



Age: 58

Director since: March 2013

ConocoPhillips Committees: Audit and Finance Committee

Other current directorships: Aviva plc.(1)(2); The London Stock Exchange Group plc.(1)(2); Itau BBA International Limited(1)(2); Clariden Leu (Europe) Ltd.(1)(2); The Financial Reporting Council(1)(2)

Ms. Huey Evans was formerly Vice Chairman of the Board and Non-Executive Chairman, Europe, of the International Swaps and Derivatives Association, Inc. from 2011 to 2012. She was former Vice Chairman, Investment Banking and Investment Management at Barclays Capital from 2008 to 2010. She was previously head of governance of Citi Alternative Investments (EMEA) from 2007 to 2008 and President of Tribeca Global Management (Europe) Ltd. from 2005 to 2007, both part of Citigroup. From 1998 to 2005, she was director of the markets division and head of the capital markets sector at the U.K. Financial Services Authority. She previously held various senior management positions with Bankers Trust Company in New York and London. She currently serves as a non-executive director of Aviva plc., The London Stock Exchange Group plc., Itau BBA International Limited, Clariden Leu (Europe) Ltd. and The Financial Reporting Council.

Skills and Qualifications:

Ms. Huey Evans' in-depth knowledge of, and insight into, global capital markets from her extensive experience in the financial services industry brings valuable expertise to the Company's businesses. The Board believes her experience and expertise in these matters make her well qualified to serve as a member of the Board.

Mohd H. Marican



Age: 60

Director since: December 2011

ConocoPhillips Committees: Audit and Finance Committee

Other current directorships: Sembcorp Industries Limited(1)(2); Sembcorp Marine Limited(1)(2); Singapore Power Limited(1)(2); Sarawak Energy Berhad(1)(2); Lambert Energy Advisory Limited(1)(2)

Tan Sri Marican was the former President and Chief Executive Officer of the Malaysian national oil company, PETRONAS, from 1995 to 2010. He served as Senior Vice President of finance for PETRONAS from 1989 to 1995 and a partner in the accounting firm of Hanafiah Raslan and Mohamed (Touche Ross & Co) from 1981 to 1989. He currently serves as a director of Sembcorp Industries, Sembcorp Marine, Lambert Energy Advisory, Singapore Power, Sarawak Energy Berhad and MH Marican Advisory.

Skills and Qualifications:

Tan Sri Marican's extensive experience in the industry and as a CEO of an international energy company headquartered in the Asia Pacific region provides him with valuable insights into the Company's businesses. The Board believes his experience and expertise in these matters make him well qualified to serve as a member of the Board.

Ryan M. Lance



Age: 50

Director since: April 2012

ConocoPhillips Committees: Executive Committee (Chair)

Mr. Lance was appointed Chairman and Chief Executive Officer in April 2012, having previously served as Senior Vice President, Exploration and Production — International from May 2009. Prior to that he served as President, Exploration and Production — Asia, Africa, Middle East and Russia/Caspian since April 2009, having previously served as President, Exploration and Production — Europe, Asia, Africa and the Middle East since September 2007. Prior thereto, he served as Senior Vice President, Technology commencing in February 2007, and prior to that served as Senior Vice President, Technology and Major Projects commencing in 2006. He served as President, Downstream Strategy, Integration and Specialty Businesses from 2005 to 2006.

Skills and Qualifications:

Mr. Lance's service as Chairman and Chief Executive Officer of ConocoPhillips makes him well qualified to serve both as a director and Chairman of the Board. Mr. Lance's extensive experience in the industry as an executive in our exploration and production businesses, and as the global representative of ConocoPhillips, make his service as a director invaluable to the Company. The Board believes his experience and expertise in these matters make him well qualified to serve as a member of the Board.

Robert A. Niblock



Age: 50

Director since: February 2010

ConocoPhillips Committees: Audit and Finance Committee

Other current directorships: Lowe's Companies, Inc.

Mr. Niblock is Chairman, President and Chief Executive Officer of Lowe's Companies, Inc. He has served as Chairman and CEO of Lowe's Companies, Inc. since January 2005 and he reassumed the title of President in 2011, after having served in that role from 2003 to 2006. Mr. Niblock became a member of the board of directors of Lowe's when he was named Chairman and CEO-elect in 2004. Mr. Niblock joined Lowe's in 1993 and, during his career with the company, has served as Vice President and Treasurer, Senior Vice President, and Executive Vice President and CFO. Before joining Lowe's, Mr. Niblock had a nine-year career with accounting firm Ernst & Young. Mr. Niblock is a member of the board of directors of the Retail Industry Leaders Association, and served as its chairman in 2008 and 2009. He has been a member of the Association since 2003 and served as vice chairman in 2006 and 2007.

Skills and Qualifications:

Mr. Niblock became a member of the Board in 2010. The Committee on Directors' Affairs valued his experience as a CEO and in financial reporting matters. Mr. Niblock's experience as an actively-serving CEO of a large public company allows him to provide the Board with valuable operational and financial expertise. The Board believes his experience and expertise in these matters make him well qualified to serve as a member of the Board.

(1) Not a U.S. based company.
(2) Not required to file periodic reports under the Securities Exchange Act of 1934.

Harald J. Norvik



Age: 66

Director since: July 2005

ConocoPhillips Committees: Executive Committee; Human Resources and Compensation Committee; Public Policy Committee (Chair)

Other current directorships: Petroleum Geo-Services ASA[1]; Aschehoug ASA[1][2]

Mr. Norvik currently serves as Chairman of Aschehoug ASA and as Vice Chairperson of Petroleum Geo-Services ASA. He is also on the board of Deep Ocean Group and Umoe ASA. He was Chairman and a partner at Econ Management AS from 2002 to 2008 and was a strategic advisor there from 2008 to 2010. He served as Chairman of the Board of Telenor ASA from 2007 to 2012, and as Chairman, President & CEO of Statoil from 1988 to 1999.

Skills and Qualifications:

As a former CEO of an international energy corporation, Mr. Norvik brings valuable experience and expertise in industry and operational matters. In addition, Mr. Norvik provides valuable international perspective as a citizen of Norway, a country in which the Company has significant operations. The Board believes his experience and expertise in these matters make him well qualified to serve as a member of the Board.

(1) Not a U.S. based company.

(2) Not required to file periodic reports under the Securities Exchange Act of 1934.

William E. Wade, Jr



Age: 70

Director since: March 2006

ConocoPhillips Committees: Executive Committee; Human Resources and Compensation Committee (Chair); Committee on Directors' Affairs

Mr. Wade served as a director of Burlington Resources Inc. from 2001 through the time of its acquisition by ConocoPhillips in 2006. Mr. Wade served as President of Atlantic Richfield Company from 1998 to 1999 and Executive Vice President of Atlantic Richfield Company from 1993 to 1998. Prior to this, he served in a series of management positions with Atlantic Richfield Company beginning in 1968.

Skills and Qualifications:

Mr. Wade's extensive experience in senior management within the industry and in areas of significant Company operations makes him well qualified to serve as a member of the Board. Mr. Wade's prior service as a director of Burlington Resources Inc. also provides him with valuable insights in the assets acquired as part of the acquisition of that company. The Board believes his experience and expertise in these matters make him well qualified to serve as a member of the Board.

What vote is required to approve this proposal?

Each nominee requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal.

What if a director nominee does not receive a majority of votes cast?

Our By-Laws require directors to be elected by the majority of the votes cast with respect to such director (i.e., the number of votes cast "for" a director must exceed the number of votes cast "against" that director). If a nominee who is serving as a director is not elected at the Annual Meeting and no one else is elected in place of that director, then, under Delaware law, the director would continue to serve on the Board as a "holdover director." However, under our By-Laws, the holdover director is required to tender his or her resignation to the Board. The Committee on Directors' Affairs then would consider the resignation and recommend to the Board whether to accept or reject the tendered resignation, or whether some other action should be taken. The Board of Directors would then make a decision whether to accept the resignation taking into account the recommendation of the Committee on Directors' Affairs. The director who tenders his or her resignation will not participate in the Board's decision. The Board is required to disclose publicly (by a press release, a filing with the SEC or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within 90 days from the date of the certification of the election results. In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors will be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

What does the Board recommend?

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" EACH NOMINEE STANDING FOR ELECTION AS DIRECTOR.

AUDIT AND FINANCE COMMITTEE REPORT

The Audit and Finance Committee (the "Audit Committee") assists the Board in fulfilling its responsibility to provide independent, objective oversight for ConocoPhillips' financial reporting functions and internal control systems. The Audit Committee currently comprises four non-employee directors. The Board has determined that the members of the Audit Committee satisfy the requirements of the NYSE as to independence, financial literacy and expertise. The Board has determined that at least one member, James E. Copeland, Jr., is an audit committee financial expert as defined by the SEC. The responsibilities of the Audit Committee are set forth in the written charter adopted by ConocoPhillips' Board of Directors and last amended on December 2, 2009, and which is available on our website *www.conocophillips.com* under the caption *"Governance."* One of the Audit Committee's primary responsibilities is to assist the Board in its oversight of the integrity of the Company's financial statements. The following report summarizes certain of the Audit Committee's activities in this regard for 2012.

Review with Management. The Audit Committee has reviewed and discussed with management the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, and management's assessment of the effectiveness of the Company's internal control over financial reporting, as of December 31, 2012, included therein.

Discussions with Independent Registered Public Accounting Firm. The Audit Committee has discussed with Ernst & Young LLP, independent registered public accounting firm for ConocoPhillips, the matters required to be discussed by standards of the Public Company Accounting Oversight Board. The Audit Committee has received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board, and has discussed with that firm its independence from ConocoPhillips.

Recommendation to the ConocoPhillips Board of Directors. Based on its review and discussions noted above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in ConocoPhillips' Annual Report on Form 10-K for the year ended December 31, 2012.

THE CONOCOPHILLIPS AUDIT AND FINANCE COMMITTEE

James E. Copeland, Jr, *Chairman*
Gay Huey Evans
Mohd H. Marican
Robert A. Niblock

PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP

Item 2 on the Proxy Card

What am I voting on?

You are voting on a proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2013. The Audit and Finance Committee has appointed Ernst & Young to serve as the Company's independent registered public accounting firm.

What are the Audit and Finance Committee's responsibilities with respect to the independent registered public accounting firm?

The Audit and Finance Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit and Finance Committee has appointed Ernst & Young to serve as the Company's independent registered public accounting firm for fiscal year 2013.

The Audit and Finance Committee has the authority to determine whether to retain or terminate the independent auditor. Neither the lead audit partner nor the reviewing audit partner perform audit services for the Company for more than five consecutive fiscal years. The Audit and Finance Committee reviews the experience and qualifications of the senior members of the independent auditor's team and is directly involved in the appointment of the lead audit partner. The Audit and Finance Committee is also responsible for determination and approval of the audit engagement fees and other compensation associated with the retention of the independent auditor.

The Audit and Finance Committee has evaluated the qualifications, independence and performance of Ernst & Young and believes that the continued retention of Ernst & Young to serve as the Company's independent registered public accounting firm is in the best interests of the Company's stockholders.

What services does the independent registered public accounting firm provide?

Audit services of Ernst & Young for fiscal year 2012 included an audit of our consolidated financial statements, an audit of the effectiveness of the Company's internal control over financial reporting, and services related to periodic filings made with the SEC. Additionally, Ernst & Young provided certain other services as described in the response to the next question. In connection with the audit of the 2012 financial statements, we entered into an engagement agreement with Ernst & Young that sets forth the terms by which Ernst & Young will perform audit services for us. That agreement is subject to alternative dispute resolution procedures.

How much was the independent registered public accounting firm paid for 2012 and 2011?

Ernst & Young's fees for professional services totaled $18.1 million for 2012 and $23.1 million for 2011. Ernst & Young's fees for professional services included the following:

- *Audit Fees*—fees for audit services, which related to the fiscal year consolidated audit, the audit of the effectiveness of internal controls, quarterly reviews, registration statements, comfort letters, statutory and regulatory audits and related accounting consultations, were $14.4 million for 2012 and $16.8 million for 2011.
- *Audit-Related Fees*—fees for audit-related services, which consisted of audits in connection with proposed or consummated dispositions, benefit plan audits, other subsidiary audits, special reports, and related accounting consultations, were $3.3 million for 2012 and $5.0 million for 2011.
- *Tax Fees*—fees for tax services, which consisted of tax compliance services and tax planning and advisory services, were $0.5 million for 2012 and $1.3 million for 2011.
- *All Other Fees*—fees for other services were negligible in 2012 and 2011.

The Audit and Finance Committee has considered whether the non-audit services provided to ConocoPhillips by Ernst & Young impaired the independence of Ernst & Young and concluded they did not.

The Audit and Finance Committee has adopted a pre-approval policy that provides guidelines for the audit, audit-related, tax and other non-audit services that may be provided by Ernst & Young to the Company. The policy (a) identifies the guiding principles that must be considered by the Audit and Finance Committee in approving services to ensure that Ernst & Young's independence is not impaired; (b) describes the audit, audit-related, tax and other services that may be provided and the non-audit services that are prohibited; and (c) sets forth pre-approval requirements for all permitted services. Under the policy, all services to be provided by Ernst & Young must be pre-approved by the Audit and Finance Committee. The Audit and Finance Committee has delegated authority to approve permitted services to its Chair. Such approval must be reported to the entire committee at the next scheduled Audit and Finance Committee meeting.

Will a representative of Ernst & Young be present at the meeting?

Yes, one or more representatives of Ernst & Young will be present at the meeting. The representatives will have an opportunity to make a statement if they desire and will be available to respond to appropriate questions from the stockholders.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal. If the appointment of Ernst & Young is not ratified, the Audit and Finance Committee will reconsider the appointment.

What does the Board recommend?

THE AUDIT AND FINANCE COMMITTEE RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR 2013.

ROLE OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

Authority and Responsibilities

The Human Resources and Compensation Committee (the "HRCC" or "Committee") is responsible for providing independent, objective oversight for ConocoPhillips' executive compensation programs and determining the compensation of anyone who meets our definition of a "Senior Officer." Currently, our internal guidelines define a Senior Officer as an employee who is a senior vice president or higher, an executive who reports directly to the CEO, or any other employee considered an officer under Section 16(b) of the Securities Exchange Act of 1934. As of December 31, 2012, the Company had 16 Senior Officers. All of the officers shown in the compensation tables that follow are Senior Officers. In addition, the HRCC acts as plan administrator of the compensation programs and certain of the benefit plans for Senior Officers and as an avenue of appeal for current and former Senior Officers regarding disputes over compensation and benefits.

One of the HRCC's responsibilities is to assist the Board in its oversight of the integrity of the Company's executive compensation practices and programs as described in the *"Compensation Discussion and Analysis"* beginning on page 39 of this proxy statement, which summarizes certain of the HRCC's activities during 2012 and 2013 concerning compensation earned during 2012 as well as any significant actions regarding compensation taken after the fiscal year end.

A complete listing of the authority and responsibilities of the HRCC is set forth in the written charter adopted by the Board and last amended on May 9, 2012, which is available on our website *www.conocophillips.com* under the caption "*Governance*." Although the Committee's charter permits it to delegate authority to subcommittees or other Board committees, the Committee made no such delegations in 2012.

Members

The HRCC currently consists of three members. The members of the HRCC and the member to be designated as Chair, like the members and Chairs of all of the Board committees, are reviewed and recommended annually by the Committee on Directors' Affairs to the full Board. The Board of Directors has final approval of the committee structure of the Board. The only pre-existing requirements for service on the HRCC are that members must meet the independence requirements for "non-employee" directors under the Securities Exchange Act of 1934, for "independent" directors under the NYSE listing standards, and for "outside" directors under the Internal Revenue Code.

Meetings

The HRCC holds regularly scheduled meetings in association with each regular Board meeting and meets by teleconference between such meetings as necessary to discharge its duties. The HRCC reserves time at each regularly scheduled meeting to review matters in executive session with no members of management or management representatives present except as specifically requested by the HRCC. Additionally, the HRCC meets with the Lead Director at least annually to evaluate the performance of the CEO. In 2012, the HRCC had six regularly scheduled meetings and three meetings via teleconference. More information regarding the HRCC's activities at such meetings can be found in the *"Compensation Discussion and Analysis"* beginning on page 39.

Continuous Improvement

The HRCC is committed to a process of continuous improvement in exercising its responsibilities. To that end, the HRCC also:

- Receives ongoing training regarding best practices for executive compensation;
- Regularly reviews its responsibilities and governance practices in light of ongoing changes in the legal and regulatory arena and trends in corporate governance, which review is aided by the Company's management and consultants, independent compensation consultants, and, when deemed appropriate, independent legal counsel;
- Annually reviews its charter and proposes any desired changes to the Board of Directors;
- Annually conducts a self-assessment of its performance that evaluates the effectiveness of its actions and seeks ideas to improve its processes and oversight; and
- Regularly reviews and assesses whether the Company's executive compensation programs are having the desired effects and do not encourage an inappropriate level of risk.

HUMAN RESOURCES AND COMPENSATION COMMITTEE REPORT

Review with Management. The Human Resources and Compensation Committee has reviewed and discussed with management the "*Compensation Discussion and Analysis*" presented in this proxy statement starting on page 39. Members of management with whom the HRCC discussed the "*Compensation Discussion and Analysis*" included the Company's Chief Executive Officer, Chief Financial Officer and Vice President, Human Resources.

Discussion with Independent Executive Compensation Consultant. The HRCC has discussed with Cogent Compensation Partners (which was subsequently acquired by Frederic W. Cook & Co., Inc. ("FWC") in July 2012), an independent executive compensation consulting firm, the executive compensation programs of the Company, as well as specific compensation decisions made by the HRCC. FWC was retained directly by the HRCC, independent of the management of the Company. The HRCC has received written disclosures from FWC confirming no other work has been performed for the Company by FWC, has discussed with FWC its independence from ConocoPhillips, and believes FWC to have been independent of management.

Recommendation to the ConocoPhillips Board of Directors. Based on its review and discussions noted above, the HRCC recommended to the Board of Directors that the "*Compensation Discussion and Analysis*" be included in ConocoPhillips' proxy statement on Schedule 14A (and, by reference, included in ConocoPhillips' Annual Report on Form 10-K for the year ended December 31, 2012).

THE CONOCOPHILLIPS HUMAN RESOURCES AND COMPENSATION COMMITTEE

William E. Wade, Jr., *Chairman*
Richard H. Auchinleck
Harald J. Norvik

HUMAN RESOURCES AND COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the year ended December 31, 2012, none of our executive officers served as (1) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board) of another entity, one of whose executive officers served on our Human Resources and Compensation Committee, (2) a director of another entity, one of whose executive officers served on our Human Resources and Compensation Committee or (3) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board) of another entity, one of whose executive officers served as one of our directors. In addition, none of the members of our Human Resources and Compensation Committee (1) was an officer or employee of the Company or any of our subsidiaries during the year ended December 31, 2012, (2) was formerly an officer or employee of the Company or any of our subsidiaries, or (3) had any other relationship requiring disclosure under applicable rules.

ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

Item 3 on
the Proxy Card

What am I voting on?

Stockholders are being asked to vote on the following advisory resolution:

> **RESOLVED**, that the stockholders approve the compensation of ConocoPhillips' Named Executive Officers as described in the Compensation Discussion and Analysis section and in the tabular disclosures regarding Named Executive Officer compensation (together with the accompanying narrative disclosures) in this proxy statement.

ConocoPhillips is providing stockholders with the opportunity to vote on an advisory resolution, commonly known as "Say on Pay," considering approval of the compensation of ConocoPhillips' Named Executive Officers.

The Human Resources and Compensation Committee, which is responsible for the compensation of our executive officers, has overseen the development of a compensation program designed to attract, retain and motivate executives who enable us to achieve our strategic and financial goals. The Compensation Discussion and Analysis and the tabular disclosures regarding Named Executive Officer compensation, together with the accompanying narrative disclosures, allow you to view the trends in compensation and application of our compensation philosophies and practices for the years presented.

The Board of Directors believes that ConocoPhillips' executive compensation program aligns the interests of our executives with those of our stockholders. Our compensation program is guided by the philosophy that the Company's ability to responsibly deliver energy and to provide sustainable value is driven by superior individual performance. The Board believes that a company must offer competitive compensation to attract and retain experienced, talented and motivated employees. In addition, the Board believes employees in leadership roles within the organization are motivated to perform at their highest levels by making performance-based pay a significant portion of their compensation. The Board believes that our philosophy and practices have resulted in executive compensation decisions that are aligned with Company and individual performance, are appropriate in value and have benefited the Company and its stockholders.

What is the effect of this resolution?

Because your vote is advisory, it will not be binding upon the Board of Directors. However, the HRCC and the Board will take the outcome of the vote into account when considering future executive compensation arrangements.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal.

What does the Board recommend?

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE ADVISORY APPROVAL OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the material elements of the compensation of our Named Executive Officers and describes the objectives and principles underlying the Company's executive compensation programs, the compensation decisions we have recently made under those programs, and the factors we considered in making those decisions.

Executive Overview

Our Named Executive Officers for 2012 (including two who retired in 2012) were:

Name	Position
Ryan M. Lance	Chairman and CEO
James J. Mulva	Former Chairman and CEO
Jeffrey W. Sheets	EVP, Finance and CFO
Matthew J. Fox	EVP, Exploration and Production
Alan J. Hirshberg	EVP, Technology and Projects
Donald E. Wallette, Jr.	EVP, Commercial, Business Development and Corporate Planning
Willie C.W. Chiang	Former SVP, Refining, Marketing, Transportation and Commercial

Company Repositioning and Leadership Changes

The Company experienced significant transition in 2012. We completed our repositioning plan with the spinoff of our downstream business into an independent company (Phillips 66) on April 30 and emerged as the world's largest independent exploration and production ("E&P") company based on proved reserves and production of liquids and natural gas. With this in mind and in response to our ongoing dialogue with stockholders, the HRCC updated several key elements of our executive compensation programs in 2012. In addition, we have modified our programs to update pay practices and ensure retention of our key employees in our new independent upstream industry environment. Concurrent with the spinoff, Mr. Lance became the Chairman and CEO of the Company, replacing Mr. Mulva, who retired. Several other senior executives, including Messrs. Fox, Hirshberg and Wallette, took on expanded leadership roles.

Overview of Our Compensation Programs

Our executive compensation has four primary elements, as shown in the chart below:

Element	Salary	Variable Cash Incentive Program	Performance Shares	Stock Options
Purpose	Base level at compensation	Incentive to drive short-term performance	Incentive to drive long-term performance	Incentive to drive long-term performance and stock price growth
Target/Target Shares Set by	Fixed $	Fixed % of Salary	Dividend Discount Model	Black-Scholes
Form of Delivery	Cash	Cash	Shares/Cash	Options
Company/Award Unit Performance	N/A	0% to 200%	0% to 200%	100%
Individual Adjustment	Discretion	-50% to 50%	Discretion	-100% to 30%

How We Performed in 2012

We experienced strong financial and operating performance in 2012, both as an integrated company from January through April and as an independent E&P company from May through December.

Our long-term strategy as an independent E&P company is focused on the following key priorities that we believe will drive value for our stockholders: (1) maintaining a relentless focus on safety and execution; (2) offering a compelling dividend; (3) delivering 3 to 5 percent compound annual production growth over the next five years; (4) generating 3 to 5 percent compound annual margin growth over the next five years; and (5) focusing on improvements in returns.

Our compensation programs are designed to reward executives for performance consistent with the Company's long-term strategy, to attract and retain high-quality talent and to align compensation with the long-term interests of our stockholders. As a result, our executive compensation programs closely tie pay to performance. In 2012, the Company delivered strong results, including:

Health, Safety and Environmental	• World class safety performance, best in class employee rates
Operations	• Exceeded annual production target, significantly exceeded reserve replacement target, strong progress on capital projects and drilling programs
Financial	• Exceeded absolute metrics; relative metrics impaired by significant natural gas exposure and low North American gas prices
Strategic Plan	• Completed successful spinoff of Phillips 66, completed $5.1 billion of share buybacks, asset sales program progressing on schedule
Total Shareholder Return	• 1st in full year TSR relative to our performance peers

How Our Performance Affected Our Pay

(See "*Process for Determining Executive Compensation*" on page 45 and "*2012 Executive Compensation and Analysis and Results*" on page 52)

Annual Incentive – Variable Cash Incentive Program (VCIP)

The VCIP payout is calculated using the following formula for all Senior Officers, subject to HRCC approval and discretion to set the award:

ELIGIBLE EARNINGS	**X**	**TARGET PERCENTAGE FOR THE SALARY GRADE**	**X**	**(50% OF CORPORATE PERFORMANCE ADJUSTMENT**	**+**	**50% OF AWARD UNIT PERFORMANCE ADJUSTMENT)**	**+**	**ANY INDIVIDUAL PERFORMANCE ADJUSTMENT**

Based on the performance of the Company against approved metrics, we paid out VCIP as follows:

Corporate Performance – 150% of target for each of our Named Executive Officers

Award Unit Performance – 138.8% of target for each of our Named Executive Officers, other than Messrs. Mulva and Chiang

Individual Performance – adjustments of between 0% and 20% for each of our Named Executive Officers

Long-Term Incentive – Performance Share Program (PSP)

In connection with the spinoff of Phillips 66, we concluded two performance periods in progress under our PSP earlier than had been anticipated at the establishment of the regularly scheduled three-year performance periods. We settled a pro rata portion of the PSP awards based on pre-spin performance and established new performance periods that began following the spinoff.

The Committee determined that performance merited the following base awards as a percent of pro rata target awards:

- **PSP VIII Results:** January 2010 – April 2012

  Corporate Performance – 180% of target for each of our Named Executive Officers

  Individual Performance – adjustments of between 0% and 20% for each of our Named Executive Officers; the HRCC limited each payout so that no executive received more than 200% of the prorated target award

- **PSP IX Results:** January 2011 – April 2012

  Corporate Performance – 150% of target for each of our Named Executive Officers

  Individual Performance – adjustments of between 0% and 20% for each of our Named Executive Officers

  While the normal program timing would have provided for a payout at the end of the 36 month performance period, the truncation of the program resulted in a pro rata portion of PSP IX being paid in 2012. However, the truncation also means that only the balance of the program is anticipated to be paid out in 2014.

- **PSP VIII Tail Results:** May 2012 – December 2012

  Subsequent to the spinoff, the Committee approved a new tail performance period for PSP VIII for our post-spin Named Executive Officers. This new performance period was designed to pay out at target due to its short length. In February 2013, the HRCC approved payout at target.

The Committee approved new performance periods and performance metrics for PSP IX Tail running from May 2012 – December 2013 and for PSP X running from May 2012 – December 2014 (the HRCC delayed the commencement of this performance period until after the spinoff, however, we still consider the program period for PSP X to provide compensation for the period beginning in January 2012).

2012 Say on Pay Vote Result and Engagement

At our 2012 Annual Meeting, approximately 80% of stockholders who cast an advisory vote on the Company's say on pay proposal voted in favor of the Company's executive compensation programs. Since then, the Company actively engaged in dialogue with a significant number of large stockholders to better understand stockholder views regarding the Company's compensation programs. The Company is committed to maintaining regular dialogue with its investors designed to:

- solicit their feedback on executive compensation and governance-related matters;
- evaluate the Company's compensation programs; and
- report stockholder views directly to the HRCC and Board.

As a result of this engagement process, the Company learned, among other things, the following:

- stockholders are generally pleased with the Company's compensation programs and believe such programs are well-aligned with long-term company performance;
- stockholders expressed concerns regarding the provision of excise tax gross-ups under our Change in Control Severance Plan and absence of a clawback policy; and
- stockholders emphasized the importance of transparency and readability of the Company's disclosure in the proxy statement.

The Committee values these discussions and also encourages stockholders to provide feedback about our executive compensation programs as described under *"Communications with the Board of Directors."*

The HRCC carefully considered the views of these stockholders and, in recognition of the significant transformation that occurred as ConocoPhillips repositioned as a purely E&P company, undertook a thorough review of its executive compensation programs following the completion of the repositioning. The deliberations of the HRCC were informed by the conversations the Company had with its investors following the 2011 and 2012 advisory votes on executive compensation, current market practices and general investor concern over certain pay practices. Resulting changes to our programs included:

- the elimination of excise tax gross-ups for future participants under the Change in Control Severance Plan; and
- the adoption of a clawback policy.

We have also incorporated feedback on the importance of transparent and readable disclosure in drafting this proxy statement.

Other Changes to Our Compensation Programs

Following the review of executive compensation described above, we made a number of other changes to our compensation programs, including:

- Revising the group of peer companies to reflect our key competitors for executive talent with primarily upstream operations;
- Reaffirming our commitment to a strong pay for performance program – almost 90% of the compensation package for our new CEO, Mr. Lance, is tied to performance-based incentives, and over 70% is tied to the Company's stock price;
- Modifying our performance-based programs to focus on metrics consistent with our post-spin strategy; and
- Simplifying our Performance Share Program to provide for (i) cash settlement of awards for performance periods established after the spinoff and (ii) the settlement of awards at the end of the performance period for programs beginning in 2013, both consistent with market practice.

Our Compensation and Governance Practices

Our executive compensation philosophy is focused on pay for performance and is designed to reflect appropriate governance practices aligned with the needs of our business. Below is a summary of compensation practices we have adopted, and a list of problematic pay practices that we avoid.

WHAT WE DO


Pay for Performance: We align executive compensation with corporate, award unit and individual performance on both a short-term and long-term basis. The majority of our target total direct compensation for Senior Officers is comprised of variable compensation through our annual incentive bonuses and long-term incentive compensation. Actual total direct compensation varies based on the extent of achievement of, among other things, safety, operational and financial performance goals and stock performance.


Stock Ownership Guidelines: Our Stock Ownership Guidelines require executives to own stock and/or have an interest in restricted stock units valued at a multiple of base salary, ranging from 1.8 times salary for lower-level executives, to 6 times salary for the CEO. All of our current Named Executive Officers meet or exceed these requirements.


Mitigation of Risk: Our compensation plans have provisions designed to mitigate undue risk, including caps on the maximum level of payouts, clawback provisions, varied performance measurement periods, multiple performance metrics, and Board and management processes to identify risk. We do not believe any of our compensation programs create risks that are reasonably likely to have a material adverse impact on the Company.


Clawback Policy: In 2012, we implemented a clawback policy pursuant to which, executives' incentives are subject to a clawback that applies in the event of certain financial restatements. This is in addition to provisions already contained in our award documents pursuant to which we can suspend their right to exercise, refuse to honor the exercise of awards already requested, or cancel awards granted if an executive engages in any activity we determine is detrimental to the Company.


Independent Compensation Consultant: The Committee retained Cogent Compensation Partners ("Cogent") (which was subsequently acquired by Frederic W. Cook & Co., Inc. ("FWC") in July 2012) to serve as its independent executive compensation consultant. During 2012, neither Cogent nor FWC provided any other services to the Company.

WHAT WE DON'T DO


No Excise Tax Gross-Ups for Future Change in Control Plan Participants: In 2012, we eliminated excise tax gross-ups for future participants in our Change in Control Severance Plan.


No Current Payment of Dividend Equivalents on Unvested Long-Term Incentives: Dividend equivalents on unvested restricted stock units are only paid out to the extent that the underlying award is ultimately earned.


No Repricing of Underwater Stock Options: Our plans do not permit us to reprice or exchange underwater options without stockholder approval.


No Hedging, Short Sales, or Derivative Transactions in Company Stock: Company policies prohibit our directors and executives from hedging or trading in derivatives of the Company's stock.


No Employment Agreements for Our Named Executive Officers: All compensation for these officers is established by the Committee.

Philosophy and Objectives of Our Executive Compensation Program

Our Goals

Our goals are to attract, retain, and motivate high-quality employees and to maintain high standards of principled leadership so that we can responsibly deliver energy to the world and provide sustainable value for our stakeholders, now and in the future.

Our Philosophy

We believe that our ability to responsibly deliver energy and to provide sustainable value is driven by superior individual performance. We believe that a company must offer competitive compensation to attract and retain experienced, talented, and motivated employees. Moreover, we believe employees in leadership roles within the organization are motivated to perform at their highest levels when performance-based pay is a significant portion of their compensation.

Our Principles

To achieve our goals, we implement our philosophy through the following guiding principles:

- Establish target compensation levels that are competitive with those of other companies with whom we compete for executive talent;
- Create a strong link between executive pay and Company performance;
- Encourage prudent risk taking by our executives;
- Motivate performance by rewarding specific individual accomplishments in determining compensation;
- Retain talented individuals; and
- Integrate all elements of compensation into a comprehensive package that aligns goals, efforts, and results throughout the organization.

Components of Executive Compensation

Our four primary executive compensation programs are designed to provide a target value for compensation that is competitive with our peers and will attract and retain the talented executives necessary to manage a large and complex organization such as ConocoPhillips.


Salary
+
VCIP
+
Performance Shares
+
Stock Options
=
Target Value
Annual Incentive
Long-Term Incentives

2013 TARGET COMP FOR CEO

11%
17%
72%

2013 AVERAGE TARGET COMP FOR OTHER NEOs

19%
17%
64%

● % Base Salary ● % Annual Incentive ● % Long-Term Incentives

Base Salary

Base salary is a major component of the compensation for all of our salaried employees, although it becomes a smaller component as a percentage of total targeted compensation as an employee rises through the ConocoPhillips salary grade structure. Base salary is important to give an individual financial stability for personal planning purposes. There are also motivational and reward aspects to base salary, as base salary can be increased or decreased to account for considerations such as individual performance and time in position. The following table shows our current Named Executive Officers' actual base salaries for 2012, as reflected in the *Summary Compensation Table,* and each of their respective 2013 target base salaries:

Name	12/31/2012	2013 Rate
R.M. Lance	$ 1,258,667	$ 1,700,000
J.W. Sheets	705,200	888,000
M.J. Fox	858,347	1,241,000
A.J. Hirshberg	909,000	1,034,000
D.E. Wallette	617,150	817,000

The increases in base pay approved by the Committee for Messrs. Lance, Fox, Hirshberg and Wallette are linked to their expanded leadership roles following the spinoff and, along with Mr. Sheets, reflect increases that align their respective positions' base pay and total compensation to the market in accordance with our compensation philosophy. The position-benchmarking exercise we conduct considers peer market data from the Company's compensation consultant that, along with the Company's recommendations, is reviewed with the Committee and its independent compensation consultant.

Mr. Lance became Chairman and CEO on May 1, 2012. In setting his 2013 target compensation, the Committee considered current market data from the Company's compensation consultant that it then reviewed with the Committee's independent compensation consultant. See *"Peers and Benchmarking"* on page 46 for a discussion of this process.

Performance-Based Pay Programs

Annual Incentive

The Variable Cash Incentive Program ("VCIP") is an annual incentive program that is broadly available to our employees throughout the world, and it is our primary vehicle for recognizing Company, award unit, and individual performance for the past year. We believe that having an annual "at risk" compensation element for all employees, including executives, gives them a financial stake in the achievement of our business objectives and therefore motivates them to use their best efforts to ensure the achievement of those objectives. We believe that measuring and rewarding performance on an annual basis in a compensation program is appropriate because, like our primary peers and other public companies, we measure and report our business accomplishments annually. Additionally, our valuation is derived, in part, from comparisons of these annual results with those of our primary peers and relative to prior annual periods. We also believe that one year is a time period over which all participating employees can have the opportunity to establish and achieve their specified goals. The base award is weighted equally for corporate and award unit performance for the Named Executive Officers (other than Messrs. Mulva and Chiang, who retired on or shortly after the spinoff, whose awards were based solely on corporate performance). See *"Process for Determining Executive Compensation – Developing Performance Measures"* beginning on page 47 for details regarding performance criteria. The HRCC has discretion to adjust the base award up or down based on individual performance and makes its decision on individual performance adjustments based on the input of the CEO for all Named Executive Officers (other than for himself or Mr. Mulva). In 2012, Mr. Mulva also gave input to the HRCC prior to his retirement on the performance of Senior Officers up to that time.

The VCIP payout is calculated using the following formula for all Senior Officers, subject to HRCC approval and discretion to set the award:

ELIGIBLE EARNINGS	X	TARGET PERCENTAGE FOR THE SALARY GRADE	X	(50% OF CORPORATE PERFORMANCE ADJUSTMENT	+	50% OF AWARD UNIT PERFORMANCE ADJUSTMENT)	+	ANY INDIVIDUAL PERFORMANCE ADJUSTMENT

Long-Term Incentives

Our primary long-term incentive compensation programs for executives are the Performance Share Program and the Stock Option Program.

Our program targets generally provide approximately 50% of the long-term incentive award in the form of restricted stock units awarded under the PSP and 50% in the form of stock options.

- Performance Share Program—The Performance Share Program ("PSP") rewards executives based on their individual performances and the performance of the Company over a three-year period. Each year the Committee establishes a three-year performance period over which it compares the performance of the Company with that of its performance-measurement peer group using pre-established criteria. Thus, in any given year, there are three overlapping performance periods. Use of a multi-year performance period helps to focus management on longer-term results. This was modified for program periods that included 2012, because of the repositioning of the Company as an independent E&P company. See *"Compensation Changes Reflecting the Spinoff of Phillips 66"* beginning on page 51 for details regarding these modifications.

  Each executive's individual award under the PSP is subject to a potential positive or negative performance adjustment at the end of the performance period. Although the HRCC maintains final discretion to adjust compensation in accordance with any extraordinary circumstances that may arise, and has done so in the past, program guidelines generally result in an award range between zero to 200 percent of target. Final awards are based on the Committee's subjective evaluation of the Company's performance relative to the established metrics (discussed below under *"Process for Determining Executive Compensation – Developing Performance Measures"*) and of each executive's individual performance. The Committee considers input from the CEO with respect to Senior Officers, including all Named Executive Officers other than himself. Targets for participants whose salary grades are changed during a performance period are prorated for the period of time such participant remained in each relevant salary grade.

- Stock Option Program—The Stock Option Program is designed to maximize medium- and long-term stockholder value. The practice under this program is to set option exercise prices at not less than 100 percent of the Company stock's fair market value at the time of the grant. Because the option's value is derived solely from an increase in the Company's stock price, the value of a stockholder's investment in the Company must appreciate before an option holder receives any financial benefit from the option. Our stock options have three-year vesting provisions and ten-year terms in order to incentivize our executives to increase the Company's share price over the long term.

The combination of the PSP and the Stock Option Program, along with our Stock Ownership Guidelines described elsewhere in this proxy statement, provides a comprehensive package of medium- and long-term compensation incentives for our executives that align their interests with those of our long-term stockholders. Extended holding periods also enable the Company more readily to withdraw awards should circumstances arise that merit such action. To date, no Named Executive Officers have been subject to reductions or withdrawals of prior grants or payouts of restricted stock, restricted stock units, or stock option awards.

- Off-Cycle Awards—ConocoPhillips may make awards outside the PSP or the Stock Option Program (off-cycle awards). Off-cycle awards (also commonly referred to as "ad hoc" or "special purpose" awards) are granted outside the context of our regular compensation programs. Currently, off-cycle awards are granted to certain incoming executive personnel, typically on the first day of employment, for one or more of the following reasons: (1) to induce an executive to join the Company (occasionally replacing compensation the executive will lose by leaving the prior employer); (2) to induce an executive of an acquired company to remain with the Company for a certain period of time following the acquisition; or (3) to provide a pro rata equity award to an executive who joins the Company during an ongoing performance period for which he or she is ineligible under the standard PSP or Stock Option Program provisions. In these cases, the HRCC has sometimes approved a shorter period for restrictions on transfers of restricted stock units than those issued under the PSP or Stock Option Program. Pursuant to the Committee's charter, any off-cycle awards to Senior Officers must be approved by the HRCC. In 2012, the repositioning of the Company and the resulting number of retirements by Senior Officers, followed by an increase in hiring and promotions resulted in certain exceptional situations. Each Named Executive Officer who remained an active employee of the Company following the repositioning received grants during the year to reflect his or her increased duties and responsibilities. These awards were made under the PSP or as restricted stock units, used in lieu of stock options in certain cases, albeit at different times than the customary February meeting, except for awards made to Mr. Fox as inducement to join the Company. Thus, as shown in the *Grants of Plan-Based Awards Table* on page 62, the HRCC approved grants to Named Executive Officers on several dates during 2012, in addition to the customary February meeting.

Process for Determining Executive Compensation

Our executive compensation programs take into account marketplace compensation for executive talent; internal pay equity with our employees; past practices of the Company; corporate, award unit and individual results and the talents, skills and experience that each individual executive brings to ConocoPhillips. Our Named Executive Officers each serve without an employment agreement. We provided offer letters to each of Messrs. Fox and Hirshberg as an incentive to accept employment and in recognition of foregone compensation from prior employers. A discussion of these letters is set forth on page 75 under *"Other Arrangements"* and beginning on page 58 under note 3 to the *Summary Compensation Table* and on page 63 under notes 1 and 6 to the *Grants of Plan-Based Awards Table*. All compensation for these officers is set by the Committee as described below.

Risk Assessment

The Company has considered the risks associated with each of its executive and broad-based compensation programs and policies. As part of the analysis, the Company considered the performance measures used and described under the section entitled *"Performance Criteria"* beginning on page 48, as well as the different types of compensation, the varied performance measurement periods and the extended vesting schedules utilized under each incentive compensation program for both executives and other employees. As a result of this review, the Company has concluded the risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. As part of the Board's oversight of the Company's risk management programs, the HRCC conducts an annual review of the risks associated with the Company's executive and broad-based compensation programs. The HRCC and its independent compensation consultant as well as the Company's compensation consultant noted their agreement with management's conclusion that the risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

Human Resources and Compensation Committee

The Committee reviews and determines compensation for the CEO and for our Senior Officers. The Committee annually reviews and establishes performance goals and objectives relevant to the compensation of the CEO and Senior Officers, and evaluates whether those goals and objectives have been achieved for purposes of determining the performance-based compensation of the CEO and Senior Officers. Performance goals and objectives established by the Committee are consistent with corporate objectives related to business strategy, leadership and other corporate matters established by the Board. The Committee meets annually with the Lead Director with respect to the evaluation of the CEO, which the Chair of the Committee and the Lead Director then discuss with the CEO.

Management

The Company's Human Resources department supports the Committee in the execution of its responsibilities. The Company's Vice President, Human Resources supervises the development of the materials for each Committee meeting, including market data, individual and Company performance metrics and compensation recommendations for consideration by the Committee. The CEO considers performance and makes individual recommendations to the Committee on base salary, annual incentive and long-term equity compensation with respect to Senior Officers, including all Named Executive Officers other than himself. The Committee reviews, discusses, modifies and approves, as appropriate, these compensation recommendations. No member of the management team, including the CEO, has a role in determining his or her own compensation.

Compensation Consultants

The Committee has the authority to retain and terminate any compensation consultant to be used to assist in the evaluation of the compensation of the Chairman, the CEO and the Senior Officers, and has sole authority to approve such consultant's fees and other retention terms. The foregoing authority includes the authority to retain, terminate and obtain advice and assistance from external legal, accounting or other advisors and consultants.

The Committee retained FWC to serve as its independent executive compensation consultant in 2012. The Committee has adopted specific guidelines for outside compensation consultants, which (1) require that work done by such consultants for the Company at management's request be approved in advance by the Committee; (2) require a review of the advisability of replacing the independent consultant after a period of five years and (3) prohibit the Company from employing any individual who worked on the Company's account for a period of one year after leaving the employ of the independent consultant. FWC has provided an annual attestation of its compliance with these guidelines. Separately, management retained Mercer to, among other things, assist it in compiling compensation data, conducting analyses, providing consulting services, and supplementing internal resources for market analysis.

The Committee considered whether any conflict of interest exists with either FWC or Mercer in light of recently adopted SEC rules and proposed NYSE listing standards. The Committee assessed the following factors relating to each consultant in its evaluation: (1) other services provided to us by the consultant; (2) fees paid by us as a percentage of the consulting firm's total revenue; (3) policies or procedures maintained by the consulting firm that are designed to prevent a conflict of interest; (4) any business or personal relationships between the individual consultants involved in the engagement and a member of the Committee; (5) any Company stock owned by the individual consultants involved in the engagement; and (6) any business or personal relationships between our executive officers and the consulting firm or the individual consultants involved in the engagement. Both FWC and Mercer provided the Committee with appropriate assurances addressing such factors. Based on such information, the Committee concluded that the work of each of the consultants did not raise any conflict of interest.

Peers and Benchmarking

With the assistance of our outside compensation consultants, we set target compensation by referring to multiple relevant compensation surveys that include, but are not limited to, large energy companies. We then compare that information to our salary grade targets (both for base salary and for incentive compensation) and make any changes needed to bring the cumulative target for each salary grade to broadly the 50th percentile for similar positions as indicated by the survey data.

For our Named Executive Officers, we conduct benchmarking, using available data, for each individual position. For example, although we determine targets by benchmarking against other large, publicly held energy companies, in setting targets for our executives, we also consider broader categories, such as mid-sized, publicly held energy companies and other large, publicly held companies outside the energy industry. This position benchmarking exercise considers peer market data from the Company's compensation consultant, Mercer, after which, the Committee's independent consultant, FWC, reviews and independently advises on the conclusions reached as a result of this benchmarking. The Committee uses the results of these sources of compensation information as a factor in setting compensation structure and targets relating to our Named Executive Officers.

The HRCC uses two separate categories of primary peer groups in designing our compensation programs: the compensation peer group and the performance peer group. ConocoPhillips utilizes compensation peer groups in setting compensation targets because these companies are broadly reflective of the industry in which it competes for business opportunities and executive talent, and because we believe these peers provide a good indicator of the current range of executive compensation. Performance peers are those companies in our industry in relation to which we believe we can best measure performance concerning financial and business objectives and opportunities. The companies chosen as compensation and performance peers have the following characteristics that led to their selection: complex organizations; publicly traded (and not directed by a government or governmental entity); very large market capitalization; very large production and reserves; competitors for exploration prospects and competitors for the same talent pool of potential employees.

Pre-Spin Compensation and Performance Peers

The following table shows the companies that we considered our peers through April 2012, when we were an integrated oil and gas company:

Company Name	Symbol	Compensation Peer	Performance Peer
Primary Peers:			
Exxon Mobil Corporation	XOM	√	√
Royal Dutch Shell plc	RDSA	√	√
Chevron Corporation	CVX	√	√
BP plc	BP	√	√
TOTAL SA	TOT		√
Secondary Peers:			
Occidental Petroleum Corporation	OXY	√	
Valero Energy Corporation	VLO	√	
Marathon Oil Company	MRO	√	
Fortune 50 Industrials (for CEO & staff executives)		√	

- Setting Compensation Targets – **Compensation Peer Group (Pre-Spin)**

  At the February 2012 HRCC meeting, in setting total compensation targets and targets within each individual program, the HRCC used the compensation peer group indicated in the table above for benchmarking purposes. The HRCC also utilized a second group of peer companies for benchmarking the compensation of ConocoPhillips' Named Executive Officers which are noted in the table above. In addition, for the CEO and staff executive positions, the HRCC considers other Fortune 50 non-financial companies when setting target compensation. Staff executive positions include executives who have duties not solely or primarily related to our operations, such as finance, legal, accounting and human resources.

- Measuring Performance – **Performance Peer Group (Pre-Spin)**

  For the period through April 2012 when the Company was an integrated oil and gas company, the HRCC believed our performance was best measured against the largest publicly held, international, integrated oil and gas companies against which we competed in our business operations. Therefore, for our performance-based programs, the Committee assessed our actual performance for a given period ending before the spinoff by using the performance peer group indicated in the table above.

Post-Spin Compensation and Performance Peers

The following table shows the companies that we currently consider our peers, together with their market capitalization and production:

Company Name	Symbol	Market Cap ($B) As of 12/31/2012[1]	2011 Production (MBOED)[2]	Compensation Peer	Performance Peer
Exxon Mobil Corporation	XOM	408	4,506	√	√
Royal Dutch Shell plc	RDSA	259	3,215	√	√
Chevron Corporation	CVX	219	2,673	√	√
BP plc	BP	139	3,454	√	√
TOTAL SA	TOT	125	2,346		√
ConocoPhillips	**COP**	**71**	**1,619**		
Occidental Petroleum	OXY	67	733	√	√
BG Group	BG	60	641		√
Anadarko Petroleum Corporation	APC	39	680	√	√
Apache Corporation	APA	32	748	√	√
Devon Energy	DVN	22	659	√	√
Fortune 100 Industrials (for CEO & staff executives)				√	

(1) Source: Bloomberg.

(2) Based on publicly available information.

- Setting Compensation Targets – **Compensation Peer Group (Post-Spin)**

After the repositioning of the Company into an independent E&P company, the HRCC also began to look at other large independent E&P companies as indicated in the table above when setting total compensation targets and targets within each individual program. In addition, for the CEO and staff executive positions, the HRCC considers other Fortune 100 non-financial companies when setting target compensation.

- Measuring Performance – **Performance Peer Group (Post-Spin)**

For the period beginning in May 2012, when the Company became an independent E&P company, the HRCC believes our performance is best measured against both large independent E&P companies in addition to the same pre-spin group of companies. Therefore, for our performance-based programs, the Committee assessed our actual performance for a given period ending after the spinoff by using the performance peer group indicated in the table above.

Once an overall target compensation level is established, the Committee considers the weighting of each of our primary compensatory programs (Base Salary, VCIP, PSP and Stock Option Program) within the total targeted compensation, as discussed below under *"Salary Grade Structure"* and *"Internal Pay Equity."*

Salary Grade Structure

Management, with the assistance of outside compensation consultants, thoroughly examines the scope and complexity of jobs throughout ConocoPhillips and studies the competitive compensation practices for such jobs. As a result of this work, management has developed a compensation scale under which all positions are designated with specific "salary grades." For our executives, the base salary midpoint increases as the salary grade increases, but at a lesser rate than increases in target incentive compensation percentages. The result is an increased percentage of "at risk" compensation as the executive's salary grade is increased. Any changes in compensation for our Senior Officers resulting from a change in salary grade are approved by the HRCC.

Internal Pay Equity

We believe our compensation structure provides a framework for an equitable compensation ratio between executives, with higher targets for jobs at salary grades having greater duties and responsibilities. Taken as a whole, our compensation program is designed so that the individual target level rises as salary grade level increases, with the portion of performance-based compensation rising as a percentage of total targeted compensation. One result of this structure is that an executive's actual total compensation as a multiple of the total compensation of his or her subordinates is designed to increase in periods of above-target performance and decrease in times of below-target performance. In addition, the HRCC also reviews the compensation of Senior Officers periodically to ensure the equitable compensation of officers with similar levels of responsibilities.

Developing Performance Measures

We believe our performance metrics assess the performance of the Company relative to its post-spin strategy as an independent E&P company, focusing on the following key priorities that we believe will drive value for our stockholders:

- Maintaining a relentless focus on safety and execution;
- Offering a compelling dividend;
- Delivering 3 to 5 percent compound annual production growth over the next five years;
- Generating 3 to 5 percent compound annual margin growth over the next five years; and
- Focusing on improvements in returns.

Consistent with this focus, the HRCC has approved a balance of metrics, some of which measure performance relative to our peer group and some of which measure absolute metrics that are directly tied to the post-spin strategy. We have selected multiple metrics, as described herein, because we believe no single metric is sufficient to capture the performance we are seeking to drive, and any metric in isolation is unlikely to promote the well-rounded executive performance necessary to enable us to achieve long-term success. The Committee reassesses performance metrics periodically.

Performance Criteria

We use corporate and award unit performance criteria in determining individual payouts. In addition, our programs contemplate that the Committee will exercise discretion in assessing and rewarding individual performance. The HRCC considers all the elements described below before making a final determination. For VCIP and PSP, the HRCC approved changes in certain metrics and the weight considered for each metric after the repositioning to be consistent with our strategy and focus as an independent E&P company. This is reflected in the charts below, showing the addition of operational metrics and revision in the weight assigned to certain corporate metrics in the pre- and post-spin performance periods. While the HRCC may assign whatever weight it chooses to the various measures and elements at the time of its review and determination, the HRCC has indicated that it assigned approximately the following weights to the measures under VCIP and under PSP, before and after the repositioning:



PRE-SPIN VCIP
10%
15%
50%
7.5%
17.5%
% Strategic Plan and Initiatives
% TSR
% HSE
% Financial
% Award Unit Metrics
POST-SPIN VCIP
10%
10%
50%
10%
10%
10%
% Strategic Plan and Initiatives
% TSR
% HSE
% Financial
% Operations
% Award Unit Metrics
PRE-SPIN PSP
20%
40%
40%
% TSR
% Financial
% Strategic Plan
POST-SPIN PSP
20%
40%
40%
% TSR
% Operational & Financial
% Strategic Plan

Corporate Performance Criteria

We utilize multiple measures of performance under our programs to ensure that no single aspect of performance is driven in isolation. For a discussion of the reconciliation of these measures with generally accepted accounting principles, refer to the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

Pre-Spin Metrics:

We employed the following measures of overall Company performance under our performance-based programs for the periods when the Company was an integrated oil and gas company:

- Health, Safety, and Environmental ("HSE")—We seek to be a good employer, a good community member and a good steward of the environmental resources we manage. Therefore, we incorporate metrics of health, safety and environmental performance in our performance-based programs.
- Financial

  Relative Adjusted Return on Capital Employed—Our businesses are capital intensive, requiring large investments, in most cases over a number of years, before tangible financial returns are achieved. Therefore, we believe that a good indicator of long-term Company and management performance, both absolute and relative to our performance peer group, is the measure known as return on capital employed ("ROCE"). Relative ROCE is a measure of the profitability of our capital employed in our business compared with that of our peers. We calculate ROCE as a ratio, the numerator of which is net income plus after-tax interest expense, and the denominator of which is average total equity plus total debt. In calculating ROCE, we adjust the net income of the Company and our peers for certain non-core earnings impacts.

Relative Adjusted Cash Contribution per Barrel of Oil Equivalent—Like ROCE, another important measure of operating efficiency and management performance is the Company's cash contributions per barrel of oil equivalent ("BOE") produced by our E&P segment, and per barrel of petroleum products sold by our Refining and Marketing ("R&M") segment (for the periods prior to the repositioning). This measure is another way to compare our operating efficiency in producing and refining/marketing products against that of our performance peer group. The measure is calculated by dividing the adjusted income from operations plus the depreciation, depletion and amortization attributable to our E&P or R&M segments by the number of BOE produced or barrels of petroleum products sold, respectively. A weighted average of these two segment-level metrics is then calculated, and compared against that of our peers. As with our calculation of adjusted ROCE, we adjust both our own income and that of our peers to reflect certain non-core earnings impacts.

Relative Improvement in Adjusted Cash Return on Capital Employed—Similar to ROCE, adjusted cash return on capital employed ("CROCE") measures the Company's performance in efficiently allocating its capital. However, while ROCE is based on adjusted net income, CROCE is based on cash flow, measuring the ability of the Company's capital employed to generate cash. CROCE is calculated by dividing adjusted EBIDA (earnings before interest, depreciation and amortization, adjusted for non-core earnings impacts) by average capital employed (total equity plus total debt). Our improvement in CROCE is compared against that of our peers.

Financial Management—This measure is a subjective analysis of the Company's progress in managing the Company's capital profile and liquidity needs.

- Strategic Plan and Initiatives

  Implementation and Advancement of Strategic Plan—This measure is a subjective analysis of the Company's progress in implementing its strategic plan over a given performance period.

  Succession Planning/Leadership Development—This measure is a subjective analysis of the Company's progress in developing and implementing a comprehensive succession plan for senior management, and the development and implementation of a Company-wide program for identifying and developing future leaders within the Company.

  Support of Strategic Corporate Initiatives—This measure is a subjective analysis of our progress in implementing key elements of the Company's strategic initiatives including, but not limited to, cash returned to stockholders, financial management relationships, climate change, reputation, people/diversity, culture, opportunity capture and execution of Company initiatives.

- Relative Total Shareholder Return—Total shareholder return ("TSR") represents the percentage change in a company's common stock price from the beginning of a period of time to the end of the stated period, and assumes common stock dividends paid during the stated period are reinvested into that common stock. We use a total shareholder return measure because it is the most tangible measure of the value we have provided to our stockholders during the relevant program period. We recognize that total shareholder return is not a perfect measure. It can be affected by factors beyond management's control and by market conditions not related to the Company's intrinsic performance. Shareholder return over the short-term can also fail to fully reflect the value of longer-term projects. We seek to mitigate the influence of industry-wide or market-wide conditions on stock price by using total shareholder return relative to our performance peer group.

Post-Spin Metrics:

After the repositioning of the Company as an independent E&P company, the HRCC revised certain corporate-level performance criteria to reflect the changed circumstances. For performance periods beginning or continuing after the repositioning, the performance measures were retained, revised or added, as follows:

- Health, Safety, and Environmental—This measure was retained.
- Operations—This measure was adopted to focus on various operational elements. For VCIP, these include absolute targets for Production, Capital (with milestones), Operating & Overhead Costs, Direct Operating Efficiency (a measure of operational up-time), Reserve Replacement, and milestones for Exploration. For PSP, the elements include absolute targets for Production and Reserve Replacement Ratio. Although management may set internal targets for such elements in accordance with the budget and strategic plans, review of this measure and determination of performance success is a subjective analysis made by the HRCC.
- Financial—This measure was revised to comprise several prior financial measures and to add new ones. For VCIP, it includes review of cash and net income margins, both absolute and relative to peers, as well as ROCE (discussed above) and CROCE (discussed above), both absolute and in terms of relative improvement. For PSP, the elements include cash margins, both absolute and relative to peers, CROCE/ROCE, both absolute and relative to peers, and Debt Adjusted Production per Share, relative to peers. Although management may set internal targets for such elements in accordance with the budget and strategic plans, review of this measure and determination of performance success is a subjective analysis made by the HRCC.
- Strategic Plan—This measure replaces similar prior measures. It contains several distinct elements. For VCIP, these include Organization (functional excellence), Culture (collaboration and retention), Asset Sales, Policies/Controls, and Relationships. For PSP, in addition to those elements, it also includes Governance, Diversity, Opportunity Capture, and Reputation. This measure is a subjective analysis of the Company's progress in implementing its strategic plan over a given performance period.
- Relative Total Shareholder Return—This measure was retained. Consistent with market practice, for programs beginning in 2012, this percentage is measured using a twenty trading day simple average prior to the beginning of a period of time and a twenty trading day simple average prior to the end of the stated period, and assumes common stock dividends paid during the stated period are reinvested. The spinoff of Phillips 66 was treated as a special dividend for the purpose of calculating total shareholder return for ConocoPhillips. The market value of the distributed shares on the spinoff date was deemed reinvested in shares of ConocoPhillips common stock.

Differences between the VCIP and PSP programs reflect the differences in the employee populations participating in the programs: VCIP is broadly based, with virtually all of our employees participating, while PSP is confined to senior management.

Award Unit Performance Criteria

There are approximately 42 discrete award units within the Company designed to measure performance and to reward employees according to business outcomes relevant to the award group. Although most employees participate in a single award unit designated for the operational or functional group to which such employee is assigned, a Senior Officer can participate in a blend of the results of more than one of these award units depending on the scope and breadth of his or her responsibilities over the performance period. Members of our executive leadership team, which includes all of the Named Executive Officers who are current employees, are handled somewhat differently, with the results from all award units being blended together on a salary-weighted basis (that is, the proportion of the total salaries of employees in that award unit to the total salaries paid by the Company) to determine the expected payout for the award unit portion of VCIP, subject to the discretion of the HRCC to set the payout otherwise. With regard to 2012, the HRCC made no adjustment in the award unit portion for any of the Named Executive Officers.

Performance criteria are goals consistent with the Company's operating plan and include quantitative and qualitative metrics specific to each award unit, such as income from continuing operations (adjusted to neutralize the impact of changes in commodity prices), control of costs, health, safety and environmental performance, support of corporate initiatives, and various milestones set by management. At the conclusion of a performance period, management makes a recommendation based on the unit's performance for the year against its performance criteria. The HRCC then reviews management's recommendation regarding each award unit's performance and has discretion to adjust any such recommendation in approving the final awards.

Individual Performance Criteria

Individual adjustments for our Named Executive Officers are approved by the HRCC, based on the recommendation of the CEO (other than for himself or Mr. Mulva). In 2012, Mr. Mulva, prior to his retirement as CEO, also gave input to the HRCC on the performance of Senior Officers up to that time. The CEO's individual adjustment is determined by the Committee taking into account the prior review of the CEO's performance, which is conducted jointly by the HRCC and the Lead Director.

Tax-Based Program Criteria

Our incentive programs are also designed to conform to the requirements of section 162(m) of the Internal Revenue Code, which allows for deductible compensation in excess of $1 million if certain criteria, including the attainment of pre-established performance criteria, are met. In order for a Named Executive Officer to receive any award under either VCIP or PSP, certain threshold criteria must be met. This tier of performance measure and methodology is designed to meet requirements for deductibility of these items of compensation under section 162(m) of the Internal Revenue Code. Pursuant to this tier, maximum payments for the performance period under VCIP and PSP are set, but they are subject to downward adjustment through the application of the generally applicable methodology for VCIP and PSP awards previously discussed, effectively establishing a ceiling for VCIP and PSP payments to each Named Executive Officer. Threshold performance criteria for VCIP and PSP differed, due primarily to the different lengths in the threshold performance periods that began after the repositioning.

For 2012 VCIP and the prorated 2012 PSP period beginning at the repositioning, the criteria required that the Company meet one of the following measures as a threshold to an award being made to any Named Executive Officer:

(1) Among the top seven of eleven specified companies in improvement in return on capital employed (adjusted net income);

(2) Among the top seven of eleven specified companies in total shareholder return;

(3) Among the top seven of eleven specified companies in cash margins; or

(4) Cash from operations (normalized for the impact of asset sales and assumptions made in our budgeting process as to price for oil equivalents and excluding non-cash working capital) of at least $5,305 million.

For VCIP and the prorated 2012 PSP, the specified companies for comparison were ConocoPhillips, BP, Chevron, ExxonMobil, Royal Dutch Shell, Total, Anadarko, Apache, BG Group, Devon, and Occidental.

For PSP, the criteria for the 2010-2012 and 2011-2013 program periods truncated at the repositioning required that the Company meet one of the following measures as a threshold to an award being made to any Named Executive Officer:

(1) Top two-thirds of specified companies in improvement in return on capital employed (adjusted net income);

(2) Top two-thirds of specified companies in total shareholder return;

(3) Top two-thirds of specified companies in cash per BOE; or

(4) Cash from operations (normalized for the impact of asset sales and assumptions made in our budgeting process as to price for oil equivalents and excluding non-cash working capital) of at least $30.7 billion and $39.364 billion for the 2010-2012 and 2011-2013 program periods, respectively.

For the PSP 2010-2012 and 2011-2013 program periods which were truncated at the repositioning, the specified companies for comparison were ConocoPhillips, BP, Chevron, ExxonMobil, Royal Dutch Shell, and Total.

The performance criteria for this purpose are set by the HRCC and may change from year to year, although the criteria must come from a list of possible criteria set forth in the stockholder-approved 2011 Omnibus Stock and Performance Incentive Plan. The award ceilings are also set by the HRCC each year, although they may not exceed limits set in the stockholder-approved 2011 Omnibus Stock and Performance Incentive Plan. Determination of whether the criteria are met is made by the HRCC after the end of each performance period. The early conclusion of two PSP performance periods at the repositioning made it impossible to determine whether the criteria were met for those two periods, as the criteria were adopted before or shortly after the performance periods began and anticipated that the performance periods would continue for three years. Thus, deductibility for the payouts under those truncated program periods could not be preserved.

Compensation Changes Reflecting the Spinoff of Phillips 66

In 2012, the Company experienced substantial change that affected its compensation programs. ConocoPhillips became the world's largest publicly traded independent E&P company, based on proved reserves and production of liquids and natural gas, following the spinoff of Phillips 66 on April 30, 2012. In addition, Mr. Mulva, the Company's long-serving Chairman and CEO, retired, as did a number of other executives, and Mr. Lance became the Company's new Chairman and CEO.

With the spinoff, some of the metrics used by programs that measured performance over periods spanning the spinoff date became difficult to determine. Realizing this, the HRCC decided to conclude some of the ongoing programs early, review performance to the time of the spinoff, pay out in accordance with its determination of the Company's performance up to that time and record its recommendation on the executives' performance up to that time, so that such information could be taken into account in the new environment. Each program was handled differently, based upon that program's characteristics.

The following chart shows the performance periods that were affected by the spinoff, as well as the performance periods that began in 2013:

Performance Program	Duration	Status
VCIP for 2012	January 1, 2012 – December 31, 2012	February 2013 payout
VCIP for 2013	January 1, 2013 – December 31, 2013	In Progress
PSP VIII	January 1, 2010 - April 30, 2012	April 2012 pro rata payout
PSP IX	January 1, 2011 - April 30, 2012	April 2012 pro rata payout
PSP VIII Tail	May 1, 2012 - December 31, 2012	February 2013 final payout
PSP IX Tail	May 1, 2012 - December 31, 2013	In Progress
PSP X	January 1, 2012 - December 31, 2014	In Progress
PSP XI	January 1, 2013 – December 31, 2015	In Progress

PSP program periods VIII and IX, which would have spanned the spinoff, were concluded early and prorated payouts were made in the form of restricted stock units that were converted at the spinoff into restricted stock units of ConocoPhillips and of Phillips 66 having a total value equal to the value of the pre-spin ConocoPhillips restricted stock units. In doing so, the HRCC was following the underlying philosophy that amounts under the program were being "earned" by the executives during the performance period; in this case, the executives' performance was measured in the context of the integrated company.

Meanwhile, new program periods covering the remainder of the initially expected three-year periods were begun, referred to as the PSP VIII Tail and IX Tail, whose metrics were designed for the new E&P environment. The targets for these programs were prorated for the remaining portion of the respective periods—eight months in the case of PSP VIII Tail and twenty months in the case of PSP IX Tail.

Given that PSP is a long-term incentive program, a term extending only from January 2012 until the expected spin date in April 2012 would not have allowed for a meaningful performance measurement. Accordingly, the HRCC determined to delay the commencement of the next performance period (PSP X) until after the spinoff, as the usual three-year term of the performance period would occur predominately in the new E&P environment. Even though the approval was delayed, we still consider the program period for PSP X to provide compensation for the period beginning in January 2012.

The distribution at the end of the five-year restricted period (which employees may elect to extend until retirement) following the end of performance periods VIII Tail, IX Tail, and X was changed from stock to cash, which the HRCC recognized as being consistent with the practice among other large E&P companies. Distributions beginning with PSP XI will be at the end of the three-year performance period, although employees may elect to defer the value of the distribution into our voluntary nonqualified deferred compensation plan. However, the HRCC emphasized the requirement under our Stock Ownership Guidelines that executives own stock and/or have an interest in restricted stock units valued at a certain multiple of salary, as discussed in *"Alignment of Interests – Stock Ownership and Holding Requirements."*

Furthermore, the HRCC recognized that the many differences between an integrated oil and gas company and an independent E&P company would necessitate changes going forward, under both PSP and VCIP, in both the measurement criteria and the peer groups. These changes are discussed more fully above under *"Process for Determining Executive Compensation – Performance Criteria."*

Similar actions were unnecessary with respect to the other component of long-term incentive compensation, the Stock Option Program. Grants of options were made in February 2012 as usual, as these options would be converted into options of only ConocoPhillips having the same intrinsic value as the options of the integrated company. Given the underlying philosophy that options are "earned" during the period from grant to becoming exercisable, for the executives who remained with ConocoPhillips, this tied the increase in value to the rise in the price of ConocoPhillips stock during the period prior to when they would be able to exercise the options.

However, with regard to certain executives who were expected to retire at the time of the spinoff, including Messrs. Mulva and Chiang, the usual performance period under both PSP and the Stock Option Program would have extended beyond their retirement date. To address this issue, awards made to such executives in 2012 reflected separate terms and conditions intended to give them the incentive to remain with the Company until the spinoff was successfully completed and to compensate them fairly during that time. Thus, options issued to this group of retiring executives were converted after the spinoff to options of both ConocoPhillips and Phillips 66 having a total intrinsic value equal to that of the options held in the integrated company. However, a number of these options were cancelled, so that the value was prorated to the time served with the Company during 2012 (rather than the full targeted value which anticipated remaining with the Company for at least a year, as is the case under the terms and conditions of the options usually granted under the Stock Option Program). Similarly, a separate grant of restricted stock units was made to certain retiring executives to replace the portions of the awards under the PSP that they would not receive due to the unusual circumstances surrounding the spinoff and their retirements, such as value for time worked during the PSP VIII and IX Tails and PSP X performance periods. They were excluded from those programs and instead received the separate grant of restricted stock units to replace that compensation, the amount of the award being prorated to the time that the executives were expected to serve with the Company during 2012, with the requirement that the executive remain with the Company for that time or the award would be forfeited. Furthermore, these restricted stock units converted to both ConocoPhillips and Phillips 66 restricted stock units at the spinoff, aligning the interests of the executives with the integrated company with which they had served during their careers.

The HRCC employed a different approach for the VCIP. Rather than conclude the program mid-year at the spinoff, the HRCC approved the addition of independent E&P companies to our peer group and revised operational and financial metrics as appropriate for an independent E&P company. In February 2013, the HRCC reviewed corporate and award unit performance and determined payouts for 2012 and assessed the individual performance of each Senior Officer, including both the retired CEO and new CEO, together with the other Named Executive Officers. Payouts to executives who retired during the year were prorated for time served with the Company.

2012 Executive Compensation Analysis and Results

The following is a discussion and analysis of the decisions of the HRCC in compensating our Named Executive Officers in 2012.

In determining performance-based compensation awards for our Named Executive Officers for performance periods concluding in 2012, the HRCC began by considering overall Company performance. The Committee then considered any adjustments to the awards under our three performance-based compensation programs (VCIP, PSP and Stock Option Program) in accordance with their terms and pre-established criteria, as the Committee retains the discretion to adjust awards based on its determination of appropriate payouts. As a result, the Committee made the following award decisions under the Company's performance-based compensation programs.

Annual Incentive: 2012 Variable Cash Incentive Program (VCIP)

Our VCIP payout is based on 50% corporate performance and 50% award unit performance, subject to individual performance adjustments.

Corporate Performance in 2012

Our most significant 2012 achievement was execution of our strategic plan through the spinoff of the downstream business and our repositioning as an independent E&P company. Post-spin, the Committee approved the addition of independent E&P companies to our peer group and revised operational and financial metrics as appropriate for an independent E&P company, such as, adding production levels and reserve replacement targets. In determining award payouts under VCIP for 2012, the Committee considered the following quantitative and qualitative performance measures relating to the Company as a whole:

Goals and Approximate Weights		Results
~ 20% Health, Safety and Environmental ("HSE") · Total recordable rate · Lost workday rates · Process safety	→	World class safety performance, best in class employee rates
~ 20% Operations · Production · Capital & expense budget · Reserve replacement · Project milestones	→	Exceeded annual production target, significantly exceeded reserve replacement target, strong progress on capital projects and drilling programs
~ 20% Financial · Cash & Net Income Margin · ROCE · CROCE	→	Exceeded absolute metrics; relative metrics impaired by significant natural gas exposure and low North American gas prices
~ 20% Strategic Plan · Spin of downstream · Cash returned to stockholders · Asset sales	→	Completed successful spinoff of Phillips 66, completed $5.1 billion of share buybacks, asset sales program progressing on schedule
~ 20% Total Shareholder Return ("TSR")	→	1st in full year TSR relative to our performance peers
		Payout: 150%

This compared with VCIP corporate performance for the prior six periods ranging from 70% to 180%.

Award Unit Performance in 2012

The award units were subject to the following metrics:

- Operating Award Units/Projects – 50% Production/Unit Cost, 25% Milestones, 10% SCI (People, Relationship, and Operational Excellence), and 15% HSE
- Non-Operating Award Units/Projects – 50% Milestones, 25% Operating Award Unit Average, 10% SCI, and 15% HSE
- Staff – 45% Milestones, 42.5% Award Unit Average, 10% SCI, and 5% HSE
- Commercial – 65% Milestones, 20% Control Cost, 10% SCI, and 5% HSE

The Committee approved an average award unit payout of **138.8%** of target for each of our Named Executive Officers, other than Messrs. Mulva and Chiang. Award unit performance payouts for our 42 award units ranged from 70% to 170% in 2012.

Individual Performance Adjustments

Finally, the Committee considered individual adjustments for each Named Executive Officer's 2012 VCIP award based upon a subjective review of the individual's impact on the Company's financial and operational success during the year. The Committee considered the totality of the executive's performance in deciding the individual adjustments. Based on the foregoing, the Committee approved individual performance adjustments of between 0% and 20% for each of our Named Executive Officers. The individual adjustments for these officers reflect the Committee's recognition of these individuals' contributions to the strong 2012 operational performance of their respective operating or staff units.

Long-Term Incentive: Performance Share Program (PSP)

In connection with the spinoff of Phillips 66, we concluded two performance periods in progress under our PSP earlier than had been anticipated at the establishment of the regularly scheduled three-year performance periods. We settled a pro rata portion of the PSP awards based on pre-spin performance and established new performance periods that began following the spinoff as shown in the diagram below:


2010
2011
2012
2013
2014
PSP VIII (Jan. 2010 - Apr. 2012)
PSP IX (Jan. 2011 - Apr. 2012)
Company Split
PSP VIII (May 2012 - Dec. 2012)
PSP IX (May 2012 - Dec. 2013)
PSP X (Jan. 2012 - Dec. 2014)
Integrated company performance periods concluded at the spinoff
Independent E&P company performance periods established after the spinoff

In determining awards under the PSP for the truncated periods, the Committee considered quantitative and qualitative performance measures relating to the Company as a whole, including:



PSP VIII - Goals and Approximate Weights	Results
~ 40% TSR	1st in TSR
~ 40% Financial metrics (e.g., ROCE/CROCE, Cash/BOE, Cash Returned to Shareholders), HSE, Financial Management, Leadership/Succession and Opportunity Capture	2nd in Cash/BOE, 2 best years of safety performance in Company's history, achieved significant debt reduction and capital discipline, obtained strong operational performance from all businesses, implemented executive succession plans
~ 20% Strategic Plan Implementation	Completed successful spinoff of Phillips 66
	January 2010 – April 2012 Payout: 180%

PSP IX – Goals and Approximate Weights	Results
~ 40% TSR	3rd in TSR, significantly above peer group average
~ 40% Financial metrics (e.g., ROCE/CROCE, Cash/BOE, Cash Returned to Shareholders), HSE, Financial Management, Leadership/Succession and Opportunity Capture	Significantly increased distributions to shareholders, continued portfolio optimization, maintained safety performance at record 2010 level, achieved continuous improvement in metrics per share (ROCE and CROCE)
~ 20% Strategic Plan Implementation	Completed successful spinoff of Phillips 66
	January 2011 – April 2012 Payout: 150%

This compared with three-year performance under PSP for the prior six periods ranging from 60% to 180%.

For PSP IX, while the normal program timing would have provided for a payout at the end of the 36 month performance period, the truncation of the program resulted in a pro rata portion of PSP IX being paid in 2012. However, the truncation also means that only the balance of the program is anticipated to be paid out in 2014.

With respect to individual adjustments, similar to the 2012 VCIP program, the Committee considered PSP individual adjustments for each Named Executive Officer in recognition of the individual's personal leadership and contribution to the Company's financial and operational success over the three-year performance period. Based on the foregoing, the Committee approved individual performance adjustments of between 0% and 20% for such Named Executive Officers. The HRCC limited each payout so that no executive received more than 200% of the prorated target award.

- **PSP VIII Tail Results: May 2012 – December 2012**

  Subsequent to the spinoff, the Committee approved a new tail performance period for PSP VIII for our post-spin Named Executive Officers. This new performance period was designed to pay out at target due to its short length. In February 2013, the HRCC approved payout at target.

The Committee approved new performance periods and performance metrics for PSP IX Tail running from May 2012 – December 2013 and for PSP X running from May 2012 – December 2014 (the HRCC delayed the commencement of this performance period until after the spinoff, however, we still consider the program period for PSP X to provide compensation for the period beginning in January 2012).

Long-Term Incentive: 2012 Stock Option Awards

Although the Committee retains discretion to adjust stock option awards by up to 30 percent from the specified target, the Committee did not elect to exercise such discretion with respect to the Stock Option Awards granted in February 2012. The Committee did take into account that certain executives, including both Messrs. Mulva and Chiang, would be expected to retire upon or shortly after the spinoff, and those executives received stock options with modified terms and conditions to reflect that expectation. Those terms provided that such stock options would not be forfeited upon retirement or separation from service, but will not become exercisable until the end of the normal period for exercisability (as provided in the standard options granted to other executives, including the other Named Executive Officers).

2013 Target Compensation

In addition to determining the 2012 compensation payouts, the HRCC established the targets for 2013 compensation for our Named Executive Officers under our four primary compensation programs. As discussed under *"Components of Executive Compensation"* beginning on page 43, with the exception of salary, the targeted amounts shown below are performance-based and, therefore, actual amounts received under such programs, if any, may differ from these targets.

Name	Salary	2013 VCIP Target Value	2013 Stock Option Award Target Value	PSP XI (2013-2015) Target Value	Total 2013 Target Compensation
R.M. Lance	$ 1,700,000	$ 2,720,000	$ 5,790,000	$ 5,790,000	$ 16,000,000
J.W. Sheets	888,000	834,720	1,479,800	1,479,800	4,682,320
M.J. Fox	1,241,000	1,203,770	2,407,415	2,407,415	7,259,600
A.J. Hirshberg	1,034,000	971,960	1,723,750	1,723,750	5,453,460
D.E. Wallette	817,000	727,130	1,271,820	1,271,820	4,087,770

Other Executive Compensation and Benefits

Other Compensation and Personal Benefits

In addition to our four primary compensation programs, we provide our Named Executive Officers a limited number of additional benefits as described below. In order to provide a competitive package of compensation and benefits, we provide our Named Executive Officers with executive life insurance coverage and nonqualified benefit plans. We also provide other benefits that are designed primarily to promote a healthy work/life balance, to provide opportunities for developing business relationships, and to put a human face on our social responsibility programs. All such programs are approved by the HRCC.

- Comprehensive Security Program—Because our executives face personal safety risks in their roles as representatives of a global E&P company, our Board of Directors has adopted a comprehensive security program for our executives.

- Personal Entertainment—We purchase tickets to various cultural, charitable, civic, entertainment, and sporting events for business development and relationship-building purposes, as well as to maintain our involvement in communities in which the Company operates. Occasionally, our employees, including our executives, make personal use of tickets that would not otherwise be used for business purposes. We believe these tickets offer an opportunity to increase morale at a very low or no incremental cost to the Company.
- Tax Gross-Ups—Certain of the personal benefits received by our executives are deemed by the Internal Revenue Service to be taxable income to the individual. When we determine that such income is incurred for purposes more properly characterized as Company business than personal benefit, we provide further payments to the executive to reimburse the cost of the inclusion of such item in the executive's taxable income. Most often, these tax gross-up payments are provided for travel by a family member or other personal guest to attend a meeting or function in furtherance of Company business, such as Board meetings, Company-sponsored events, and industry and association meetings where spouses or other guests are invited or expected to attend.
- Executive Life Insurance—We provide life insurance policies and/or death benefits for all of our U.S.-based salaried employees (at no cost to the employee) with a face value approximately equal to the employee's annual salary. For each of our executives, we maintain an additional life insurance policy and/or death benefits (at no cost to the executive) with a value equal to his or her annual salary. In addition to these two plans, we also provide our executives the option of purchasing group variable universal life insurance in an amount up to eight times their annual salaries. We believe this is a benefit valued by our executives that can be provided at no cost to the Company.
- Defined Contribution Plans—We maintain the following nonqualified defined contribution plans for our executives. These plans allow deferred amounts to grow tax-free until distributed, while enabling the Company to utilize the money for the duration of the deferral period for general corporate purposes.
  - *Voluntary Deferred Compensation Plans*—The purpose of our voluntary nonqualified deferred compensation plans is to allow executives to defer a portion of their salary and annual incentive compensation so that such amounts are taxable in the year in which distributions are made.
  - *Make-Up Plans*—The purpose of our nonqualified defined contribution make-up plans is to provide benefits that an executive would otherwise lose due to limitations imposed by the Internal Revenue Code on qualified plans.
- Defined Benefit Plans—We also maintain nonqualified defined benefit plans for our executives. The primary purpose of these plans is to provide benefits that an executive would otherwise lose due to limitations imposed by the Internal Revenue Code on qualified plans. With regard to our Named Executive Officers, the only such arrangement under which they are entitled to benefits of this type is the Key Employee Supplemental Retirement Plan ("KESRP"). The two such limitations that most frequently impact the benefits to employees are the limit on compensation that can be taken into account in determining benefit accruals and the maximum annual pension benefit. In 2012, the former limit was set at $250,000, while the latter was set at $200,000. The KESRP determines a benefit without regard to such limits, and then reduces that benefit by the amount of benefit payable from the related qualified plan, the ConocoPhillips Retirement Plan. Thus, in operation the combined benefits payable from the related plans for the eligible employee equal the benefit that would have been paid if there had been no limitations imposed by the Internal Revenue Code. This design is common among our competitors and we believe that lack of such a plan would put the Company at a disadvantage in attracting and retaining talented executives. Further information on the KESRP is provided in the *Pension Benefits* narrative, table and notes beginning on page 70.

Severance Plans and Changes in Control

We maintain plans to address severance of our executives in certain circumstances as described under the heading *"Executive Severance and Changes in Control"* beginning on page 74. The structure and use of these plans are competitive within the industry and are intended to aid the Company in attracting and retaining executives. Under each of our severance and change in control plans, the executive must terminate from service with the Company in order to receive severance pay. Furthermore, after the repositioning, the HRCC approved an amendment to the change in control severance plan to limit to executives who had been participants in the plan prior to the repositioning any payment of excise tax gross-ups under the plan and to make executives who began participation in the plan after the repositioning ineligible for excise tax gross-ups under the plan. The HRCC chose to grandfather this provision for existing participants because, in the event of a change in control, the provisions of our long-term incentive pay through performance share units prior to the repositioning left those participants with the potential of a large excise tax due to the program design. The HRCC determined that it would be unfair should this burden suddenly be shifted to the participants. The post-spin design of PSP to use periodic cash payouts reduced the potential impact to participants and, therefore, the HRCC chose no longer to provide excise tax gross-ups in the event of a change in control to new participants.

Broadly Available Plans

Our Named Executive Officers are eligible to participate in the same basic benefits package as our other U.S. salaried employees. This includes expatriate benefits, relocation services, and retirement, medical, dental, vision, life insurance, and accident insurance plans, as well as flexible spending arrangements for health care and dependent care expenses.

Executive Compensation Governance

Alignment of Interests—Stock Ownership and Holding Requirements

We place a premium on aligning the interests of executives with those of our stockholders. Our Stock Ownership Guidelines require executives to own stock and/or have an interest in restricted stock units valued at a multiple of base salary, ranging from 1.8 times salary for lower-level executives to 6 times salary for the CEO. Employees have 5 years from the date they become subject to these guidelines to comply. Holdings counted toward the guidelines include: (1) shares of stock owned individually or jointly, or in trusts controlled by employee; (2) restricted stock and restricted stock units; (3) shares owned in qualified savings or stock ownership plans; (4) stock or units in nonqualified deferred compensation plans, whether vested or not and (5) annual Performance Share Program target awards when approved by the Human Resources and Compensation Committee. Employees subject to the guidelines who have not reached the required level of stock ownership are expected to hold shares received upon vesting or earn-out of restricted stock, restricted stock units or performance shares (net of shares for taxes), and shares received upon exercise of stock options (net of shares tendered or withheld for payment of exercise price and shares for taxes), so that they meet their requirement in a timely manner. The multiple of equity held by each of our Named Executive Officers currently exceeds our established guidelines for his or her position.

In addition, we have historically required our executives to hold restricted stock units received under the PSP, and under predecessor programs, until death, disability, retirement, layoff, or severance after a change in control. The units were generally forfeited if an executive voluntarily terminated their employment with the Company when not retirement eligible. Our compensation consultants, however, informed us that this was a highly unusual feature. Accordingly, the Committee considered our programs and determined, for performance periods beginning in 2009 and beyond, restrictions on restricted stock unit awards under the PSP would lapse 5 years from the anniversary of the issuance of the units, although Senior Officers may elect to defer the lapsing of such restrictions. After the repositioning of the Company, the Committee reassessed this aspect of the PSP and determined at its December 2012 meeting that, beginning with the performance period starting in January 2013, distributions should generally be made in cash after the conclusion of the performance period and determination of performance results, although certain Senior Officers may elect to defer such distribution prior to the beginning of the performance period.

Clawback Policy

In October 2012, the Committee approved a clawback policy providing that the Company shall recoup any incentive compensation (cash or equity) paid or payable to any executive by the Company to the extent such recoupment is required or contemplated by the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the Sarbanes-Oxley Act, or any other applicable law or listing standards, which allows the Board to recoup compensation paid in the event of certain business circumstances, including a financial restatement. This policy operates in addition to provisions already contained in our award documents supporting grants under PSP, the Stock Option Program, and other compensatory programs using Company equity pursuant to which we can suspend rights to exercise, refuse to honor the exercise of awards already requested, or cancel awards granted if an executive engages in any activity we determine is detrimental to the Company, including acts of misconduct, such as embezzlement, fraud, theft or disclosure of confidential information, or other acts that harm our business, reputation, or employees, as well as misconduct resulting in the Company having to prepare an accounting restatement. Once final rules are released regarding clawback requirements under the Dodd-Frank Act, we intend to review our policies and plans and, if necessary, amend them to comply with the new mandates.

Anti-Hedging

The Company has a policy that prohibits our directors and executives from hedging or trading in derivatives of the Company's stock. This policy, together with the Stock Ownership Guidelines discussed above, helps to assure that our Named Executive Officers and other Senior Officers remain subject to the risks, as well as the rewards, of stock ownership.

Equity Grant Practices

When the Committee grants Performance Share Units, options, or other equity grants to its Named Executive Officers, the Committee uses an average of the stock's high and low prices on the date of grant (or the preceding business day, if the markets are closed on the date of grant) to determine the value of the units or the exercise price of the options or other equity. Grants of Performance Share Units and option grants are generally made at the HRCC's February meeting (the date of which is determined at least a year in advance) or, in the case of new hires, on the date of commencement of employment or the date of Committee approval, whichever is later. In 2012, however, the repositioning of the Company and the number of retirements by Senior Officers and the hiring and promotions that resulted led to some exceptional situations. Each Named Executive Officer who remained an active employee of the Company received grants at other times during the year to reflect his or her increased duties and responsibilities. Furthermore, Mr. Fox received awards as an inducement to join the Company. For these reasons, as shown in the *Grants of Plan-Based Awards Table* on page 62, the HRCC approved grants to Named Executive Officers on other dates during 2012, in addition to the customary February meeting.

Statutory and Regulatory Considerations

In designing our compensatory programs, we take into account the various tax, accounting and disclosure rules associated with various forms of compensation. The HRCC also reviews and considers the deductibility of executive compensation under section 162(m) of the Internal Revenue Code and designs its deferred compensation programs with the intent that they comply with section 409A of the Internal Revenue Code. The Committee generally seeks to preserve tax deductions for executive compensation. Nonetheless, the Committee has awarded compensation that is not fully tax deductible when it believes such grants are in the best interests of our stockholders.

EXECUTIVE COMPENSATION TABLES

The following tables and accompanying narrative disclosures provide information concerning total compensation paid to the Chief Executive Officer and certain other officers of ConocoPhillips (the "Named Executive Officers"). Please also see our discussion of the relationship between the *"Compensation Discussion and Analysis"* to these tables under *"2012 Executive Compensation Analysis and Results"* beginning on page 52. The data presented in the tables that follow include amounts paid to the Named Executive Officers by ConocoPhillips or any of its subsidiaries for 2012.

Summary Compensation Table

The *Summary Compensation Table* below reflects amounts earned with respect to 2012 and performance periods ending in 2012. We also provide 2013 target compensation for Named Executive Officers (other than those who have retired) on page 54. We have excluded arrangements that are generally available to our U.S.-based salaried employees, such as our medical, dental, life and accident insurance, disability, and health savings and flexible spending account arrangements, since all of our Named Executive Officers are U.S.-based salaried employees. Based on the salary and total compensation amounts for Named Executive Officers for 2012 shown in the table below, salary accounted for approximately 7.3% of the total compensation of the Named Executive Officers and incentive compensation programs (stock awards, option awards, and non-equity incentive plan compensation) accounted for approximately 72.1%. For the current CEO alone in 2012, salary accounted for approximately 6.5% of his total compensation and incentive compensation programs accounted for approximately 78.3% of his total compensation. These numbers reflect the emphasis placed by the Company on performance-based pay.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
R.M. Lance Chairman and CEO	2012	$ 1,258,667	$ -	$ 11.340,952	$ 1,281,873	$ 2,476,200	$ 2,567,068	$ 362,458	$ 19,287,218
	2011	750,500	-	1,361,687	1,197,390	979,875	1,473,776	152,223	5,915,451
	2010	683,758	-	1,381,976	1,038,960	956,219	634,646	71,529	4,767,088
J.J. Mulva[8] Chairman & CEO (retired)	2012	734,612	-	3,194,161	6,487,815	1,265,625	-	297,275	11,979,488[9]
	2011	1,500,000	-	7,384,724	6,487,950	3,543,750	8,533,648	263,522	27,713,594
	2010	1,500,000	-	6,148,572	5,737,680	4,252,500	-	294,143	17,932,895
J.W. Sheets Executive Vice President, Finance, and CFO	2012	705,200	-	2,014,063	1,007,298	951,818	2,218,402	103,143	6,999,924
	2011	619,500	-	1,451,661	729,790	784,132	1,473,218	87,404	5,145,705
	2010	496,840	-	880,262	489,060	696,942	699,405	58,571	3,321,080
M.J. Fox Executive Vice President, Exploration & Production	2012	858,347	1,600,000	10,714,198	797,052	1,225,684	463,211	166,670	15,825,162
	2011	-	-	-	-	-	-	-	-
	2010	-	-	-	-	-	-	-	-
A.J. Hirshberg Executive Vice President, Technology & Projects	2012	909,000	-	2,838,884	1,281,873	1,211,964	1,571,923	141,549	7,955,193
	2011	750,500	-	1,361,687	1,197,390	1,039,990	5,407,899	176,618	9,934,084
	2010	173,011	9,357,436	4,719,144	-	270,389	359,280	10,910	14,890,170
D.E. Wallette, Jr. Executive Vice President, Commercial, Business Development & Corporate Planning	2012	617,150	-	2,725,364	516,201	823,513	1,777,876	776,532	7,236,636
	2011	-	-	-	-	-	-	-	-
	2010	-	-	-	-	-	-	-	-
W.C.W. Chiang[8] Senior Vice President, Refining, Marketing, Transportation & Commercial (retired)	2012	378,046	-	426,781	1,281,873	345,320	119,433	3,390,871	5,942,324[9]
	2011	750,500	-	1,361,687	1,197,390	971,860	96,107	125,154	4,502,698
	2010	643,758	-	1,426,584	920,790	917,338	153,873	71,644	4,133,987

(1) *Includes any amounts that were voluntarily deferred to the Company's Key Employee Deferred Compensation Plan. The amounts presented for Messrs. Mulva and Chiang include payments to each under the standard vacation policy of the Company for pay in lieu of vacation in connection with their retirements on June 1, 2012 and May 1, 2012, respectively.*

(2) *Because our primary short-term incentive compensation arrangement for salaried employees (the "Variable Cash Incentive Program" or "VCIP") has mandatory performance measures that must be achieved before there is any payout to Named Executive Officers, amounts paid under VCIP are shown in the Non-Equity Incentive Plan Compensation column of the table, rather than the Bonus column. As an inducement to his employment, the HRCC approved a bonus payment to Mr. Fox of $1,600,000 upon his employment on January 1, 2012. As an inducement to Mr. Hirshberg's employment, the HRCC approved (i) a bonus payment of $3,000,000 at his employment on October 6, 2010 and (ii) the creation of a deferred compensation account under the Key Employee Deferred Compensation Plan, credited with $6,357,436, vesting as to 47% on the first anniversary of employment, as to 47% on the second anniversary of employment, and as to the remainder on the third anniversary of employment.*

(3) *Amounts shown represent the aggregate grant date fair value of awards made under the Performance Share Program ("PSP") during each of the years indicated, as determined in accordance with FASB ASC Topic 718. See the "Employee Benefit Plans" section of Note 19 in the Notes to Consolidated Financial Statements in the Company's 2012 Annual Report on Form 10-K for a discussion of the relevant assumptions used in this determination.*

The amounts shown for stock awards are from our PSP or for off-cycle awards. No off-cycle awards were granted to any of the Named Executive Officers during 2011 or 2010, except for an off-cycle award to Mr. Hirshberg at his employment on October 6, 2010, as discussed further below. These may include awards that are expected to be finalized as late as 2014. The amounts shown for awards from PSP relate to the respective three-year performance periods that began in each of the years presented. Performance periods under PSP generally cover a three-year period and, as a new performance period has begun each year since the program commenced, there are three overlapping performance periods ongoing at any time.

Due to the spinoff in 2012, two ongoing performance periods (PSP VIII for the performance period January 2010 – December 2012 and PSP IX for the performance period January 2011 – December 2013) were terminated early and paid out on a pro rata basis. The performance program for the January 2012 – December 2014 period (PSP X) as well as the remaining prorated targets in the two performance program periods that were terminated early (PSP VIII for the performance period May 2012 – December 2012 and PSP IX for the performance period May 2012 – December 2013) were approved by the HRCC post-spin. Only promotional incremental targets associated with the post-spin PSP VIII and IX program periods for previously reported NEOs are included in the Stock Awards amount; for new NEO's the full target is reported. For the 2012 PSP X for the performance period January 2012 – December 2014, the full initial target as well as any promotional incremental targets are included in the Stock Awards amounts for all NEOs. Targets set for PSP VIII for the performance period May 2012 – December 2012, due to its short nature, were expected to pay out at target.

Amounts shown are targets set for awards for 2012, 2011, and 2010, since it is most probable at the setting of the target for the applicable performance periods that targets will be achieved. If payout was made at maximum levels for company performance and excluding any individual adjustments, the amounts shown would double from the targets shown, although the value of the actual payout would be dependent upon the stock price at the time of the payout. If payout was made at minimum levels, the amounts would be reduced to zero. No adjustment is made to the target shown for prior years based upon any change in probability subsequent to the time the target is set. Changes to targets resulting from promotion or demotion of a Named Executive Officer are shown as awards in the year of the promotion or demotion, even though the awards may relate to a program period that began in an earlier year.

Actual pro rata payouts with regard to the targets set for 2010 were approved by the HRCC at its April 2012 meeting, at which the Committee determined the payouts to be made to Senior Officers (including the Named Executive Officers) for the performance period that began in January 2010 and ended in April 2012 (PSP VIII). Those payouts were as follows (with values shown at fair market value on the date of payout): Mr. Lance, $3,031,589; Mr. Mulva, $15,038,050; Mr. Sheets, $2,161,291; Mr. Fox, $268,469; Mr. Hirshberg, $2,127,513; Mr. Wallette, $1,164,404; and Mr. Chiang, $2,924,703.

Actual pro rata payouts with regard to the targets set for 2011 were also approved by the HRCC at its April 2012 meeting, at which the Committee determined the payouts to be made to Senior Officers (including the Named Executive Officers) for the performance period that began in 2011 and ended in April 2012 (PSP IX). Those payouts were as follows (with values shown at fair market value on the date of payout): Mr. Lance, $1,132,529; Mr. Mulva, $6,409,014; Mr. Sheets, $777,943; Mr. Fox, $163,942; Mr. Hirshberg, $1,132,529; Mr. Wallette, $466,568; and Mr. Chiang, $1,083,308.

Actual payouts with regard to the remaining targets for PSP VIII (May – December 2012, after the pro rata payout for January 2010 – April 2012), were approved by the HRCC at its February 2013 meeting, at which the Committee determined the payouts to be made to Senior Officers (including the Named Executive Officers) for the performance period that began in May 2012 and ended in December 2012. Those payouts were as follows (with values shown at fair market value on the date of payout): Mr. Lance, $1,854,936; Mr. Sheets, $407,762; Mr. Fox, $656,449; Mr. Hirshberg, $621,313; and Mr. Wallette, $379,130.

Historically, awards under PSP were settled in restricted stock or restricted stock units that will generally be forfeited if the employee is terminated prior to the end of the escrow period set in the award (except in the cases of termination due to death, layoff, or retirement, or after disability or a change in control). For target awards for program periods beginning in 2008 and earlier, the escrow period lasts until separation from service, except in the cases of termination due to death, layoff, or retirement, or after disability or a change in control, when the escrow period ends at the exceptional termination event. For target awards for program periods beginning in 2009 and later, the escrow period lasts five years from the settlement of the award (which would be more than eight years after the beginning of the program period, when measured including the performance period) unless the employee makes an election prior to the beginning of the program period to have the escrow period last until separation from service instead; except that in the cases of termination due to death, layoff, or retirement, or after disability or a change in control, the escrow period ends at the exceptional termination event. In the event of termination due to layoff or retirement after age 55 with five years of service, a value for the forfeited restricted stock or restricted stock units will generally be credited to a deferred compensation account for the employee for awards made prior to 2005; for later awards, restrictions lapse in the event of termination due to layoff or early retirement after age 55 with five years of service, unless the employee has elected to defer receipt of the stock until a later time. For programs beginning in 2012 and later, settlement will be made in cash rather than unrestricted shares.

Mr. Fox became an employee of ConocoPhillips on January 1, 2012. As an inducement to his employment, the HRCC approved the grant of 60,311 restricted stock units (valued at $4,399,989), effective on the date of employment, the restrictions on which lapse as to one-half of the units on the fourth anniversary of his employment, while the remainder lapse on the fifth anniversary of his employment. Termination for any reason other than layoff, death, or disability results in forfeiture to the extent the award is not vested. At the spinoff, the award was converted to 79,102 units using the concentrate ratio to maintain the pre- and post-spin value. For discussion of the methodology of converting units and options at the repositioning, including the basket conversion and the concentrate conversion, see the narrative at the beginning of the Outstanding Equity Awards at Fiscal Year End.

With regard to Messrs. Mulva and Chiang, it was expected that they would retire in connection with the repositioning of the Company and would, therefore, not be considered for participation in the PSP performance periods following the spinoff. Accordingly, the HRCC, at its April 3, 2012 meeting, granted certain executives who were expected to retire at or shortly after the repositioning restricted stock units in lieu of participation in PSP program periods beginning after the spin, effective upon the final approval of the repositioning by the Board of Directors on April 4, 2012, including Messrs. Mulva (41,987 units valued at $3,194,161) and Chiang (5,610 units valued at $426,781). The amount of the award was prorated to the time that the executives were expected to serve with the Company during 2012, and the terms and conditions of the award required that the award would be forfeited if the executive did not remain with the Company for that time. Both Mr. Mulva and Mr. Chiang fulfilled the requirement and the restrictions were lapsed on these awards six months after separation from service.

On May 8, 2012, each Named Executive Officer who remained an active employee of the Company received grants during the year to reflect his or her increased duties and responsibilities. These awards were made as restricted stock units, used in lieu of stock options. The number of units and aggregate grant date fair value were as follows: Mr. Lance, 46,100 units, $2,471,421; Mr. Sheets, 1,908 units, $102,288; Mr. Fox, 10,703 units, $573,788; Mr. Hirshberg, 10,703 units, $573,788; and Mr. Wallette, 6,109 units, $327,503. The restrictions lapse on the third anniversary of the grant date. Termination for any reason other than retirement or layoff at least six months after the grant date, death, or disability results in forfeiture to the extent the award is not vested. A layoff between six months and one year from the grant date results in a pro-rated award. For Mr. Fox, an additional grant of 20,518 units (valued at $1,099,970) was made to provide value for certain compensation forgone due to his termination from his prior employer. The restrictions lapse on the third anniversary of the grant date. Termination for any reason other than layoff, death, or disability results in forfeiture to the extent the award is not vested.

Mr. Hirshberg became an employee of ConocoPhillips on October 6, 2010. As an inducement to his employment, the HRCC approved the grant of 48,945 restricted stock units (valued at $2,899,991), effective on the date of employment, the restrictions on which lapse on the third anniversary of his employment. Other terms and conditions of the restricted stock unit awards reflect the standard terms and conditions of restricted stock unit awards under PSP. At the spinoff, the award was converted to 64,195 units using the concentrate ratio to maintain the pre- and post-spin value. The amounts for 2010 reflected in the table include these awards, as well as his target awards under PSP. For discussion of the methodology of converting units and options at the repositioning, including the basket conversion and the concentrate conversion, see the narrative at the beginning of the Outstanding Equity Awards at Fiscal Year End.

(4) Amounts represent the dollar amount recognized as the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718. See the "Employee Benefit Plans" section of Note 19 in the Notes to Consolidated Financial Statements in the Company's 2012 Annual Report on Form 10-K for a discussion of the relevant assumptions used in this determination. All such options were awarded under the Company's Stock Option Program. Options awarded to Named Executive Officers under that program generally vest in three equal annual installments beginning with the first anniversary from the date of grant and expire ten years after the date of grant. However, if a Named Executive Officer has attained the early retirement age of 55 with five years of service, the value of the options granted is taken in the year of grant or over the number of months until the executive attains age 55 with five years of service.

Option awards are made in February of each year at a regularly-scheduled meeting of the HRCC. Occasionally, option awards may be made at other times, such as upon the commencement of employment of an individual. In determining the number of shares to be subject to these option grants, the HRCC uses a Black-Scholes-Merton-based methodology to value the options.

For each of Messrs. Mulva and Chiang, the full amount of grant is shown although it was later pro-rated for the number of months he was employed during 2012 per the terms and conditions of the award.

(5) Includes amounts paid under VCIP and amounts that were voluntarily deferred to the Company's Key Employee Deferred Compensation Plan. See also note 2 above.

(6) Amounts represent the actuarial increase in the present value of the Named Executive Officer's benefits under all pension plans maintained by the Company determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements. Interest rate assumption changes have a significant impact on the pension values with periods of lower interest rates having the effect of increasing the actuarial values reported and vice versa.

(7) As discussed in Compensation Discussion and Analysis beginning on page 39 of this proxy statement, ConocoPhillips provides its executives with a number of compensation and benefit arrangements. The tables below reflect amounts earned under those arrangements. We have excluded arrangements that are generally available to our U.S.-based salaried employees, such as our medical, dental, life and accident insurance, disability, and health savings and flexible spending account arrangements, since all of our Named Executive Officers are U.S.-based salaried employees. Certain of the amounts reflected below were paid in local currencies for Named Executive Officers with foreign compensation, which we value in this table in U.S. dollars using a monthly currency valuation for the month in which costs were incurred. All Other Compensation includes the following amounts, which were determined using actual cost paid by the Company unless otherwise noted:

Name		Personal Use of Company Aircraft[a] ($)	Auto-mobile Provided by Company[b] ($)	Home Security[c] ($)	Annual Phy-sical[d] ($)	Executive Group Life Insurance Premiums[e] ($)	Tax Reimbur-sement Gross-Up[f] ($)	Relo-cation[g] ($)	Expa-triate[h] ($)	Retirement Presen-tations & Other Meeting Perquisites[i] ($)	Post-Employ-ment Payments[j] ($)	Matching Gift Program[k] ($)	Matching Contributions Under the Tax-Qualified Savings Plans[l] ($)	Company Contributions to Nonqualified Defined Contribution Plans[m] ($)
R.M. Lance	2012	$ 91,048	$ -	$ 29,507	$ -	$ 3,474	$ 6,752	$ -	$ 97,780	$ 752	$ -	$ 15,500	$ 31,671	$ 85,974
	2011	-	-	-	-	1,351	8,199	-	51,000	-	-	200	32,372	59,101
	2010	-	-	-	1,262	1,231	3,521	-	5,224	-	-	5,000	14,651	40,640
J.J. Mulva	2012	6,596	-	-	-	9,525	54,183	-	-	39,598	-	15,000	31,757	140,616
	2011	-	15,298	-	-	22,860	19,904	-	-	-	-	15,000	32,372	158,088
	2010	31,274	32,379	-	2,689	11,880	65,045	-	-	-	-	15,000	14,651	121,225
J.W. Sheets	2012	-	-	-	-	1,946	5,761	-	-	-	-	15,000	31,619	48,817
	2011	-	-	-	-	1,710	5,213	-	-	-	-	13,500	32,255	34,726
	2010	-	-	-	-	1,371	1,825	-	-	-	-	13,500	15,396	26,479
M.J. Fox	2012	-	-	-	-	2,369	19,575	91,525	-	-	-	6,000	28,580	18,621
	2011	-	-	-	-	-	-	-	-	-	-	-	-	-
	2010	-	-	-	-	-	-	-	-	-	-	-	-	-
A.J. Hirshberg	2012	-	-	-	-	2,509	34,705	-	-	-	-	1,475	31,671	71,189
	2011	-	-	-	-	2,072	5,338	113,761	-	-	-	2,700	32,372	20,375
	2010	-	-	-	-	218	-	-	-	-	-	-	10,692	-
D.E. Wallette	2012	-	-	-	-	1,703	669	103,290	613,085	-	-	-	31,478	26,307
	2011	-	-	-	-	-	-	-	-	-	-	-	-	-
	2010	-	-	-	-	-	-	-	-	-	-	-	-	-
W.C.W. Chiang	2012	-	-	-	-	714	3,960	-	-	-	3,294,563	14,737	31,671	45,226
	2011	2,211	-	-	-	2,072	14,700	-	-	-	-	14,972	32,372	58,827
	2010	-	-	-	-	1,777	6,353	-	-	-	-	15,000	14,651	33,863

(a) Upon Mr. Lance becoming the CEO, the Company's Comprehensive Security Program required that Mr. Lance fly on Company aircraft, unless the Manager of Global Security determines that other arrangements represent an acceptable risk. The Comprehensive Security Program also required that Mr. Mulva, as CEO through April 2012, fly on Company aircraft, unless the Manager of Global Security determined that other arrangements represented an acceptable risk. Amounts in this column represent the approximate incremental cost to ConocoPhillips for personal use of the aircraft, including travel for any family member or guest. Approximate incremental cost has been determined by calculating the variable costs for each aircraft during the year, dividing that amount by the total number of miles flown by that aircraft, and multiplying the result by the miles flown for personal use during the year. However, where there were identifiable costs related to a particular trip—such as airport landing fees or food and lodging for aircraft personnel who remained at the location of the personal trip—those amounts are separately determined and included in the table above. No amount is included in incremental costs reported associated with flights to the Company hangar or other locations without passengers, commonly referred to as "deadhead" flights. In 2007, the Company and Mr. Mulva entered into a Time Share Agreement with regard to certain of the Company's aircraft, pursuant to which Mr. Mulva agreed to reimburse the Company for his personal use of the aircraft, subject to certain limitations required by the Federal Aviation Administration. The Timeshare Agreement with Mr. Mulva was terminated in May 2012. The amounts shown for incremental costs related to the personal use of an aircraft by Mr. Mulva reflect the net incremental costs to the Company after giving effect to any reimbursements received under the Time Share Agreement.

(b) The value shown in the table represents the approximate incremental cost to the Company of providing and maintaining an automobile, excluding Company security personnel. Approximate incremental cost was calculated using actual expenses incurred during the year. Other executives and employees of the Company may also be required to use Company-provided transportation and security personnel, especially when traveling or living outside of the United States, in accordance with risk assessments made by the Company's Manager of Global Security.

(c) The use of a home security system is required as part of ConocoPhillips' Comprehensive Security Program for certain executives and employees, including the Named Executive Officers, based on risk assessments made by the Company's Manager of Global Security. Amounts shown represent the approximate incremental cost to ConocoPhillips for the installation and maintenance of the home security system with features required by the Company in excess of the cost of a "standard" system typical for homes in the neighborhoods where the Named Executive Officers' homes are located. The Named Executive Officer pays the cost of the "standard" system himself.

(d) Historically, the Company maintained a program under which the Company paid all costs associated with annual physical examinations of eligible employees, including the Named Executive Officers. This program was discontinued effective as of the end of 2010.

(e) The amounts shown are for premiums paid by the Company for executive group life insurance provided by the Company, with a value equal to the employee's annual salary. In addition, certain employees of the Company, including the Named Executive Officers, are eligible to purchase group variable universal life insurance policies for which the employee pays all costs, at no incremental cost to the Company.

(f) The amounts shown are for payments by the Company relating to certain taxes incurred by the employee. These taxes arise primarily when the Company requests family members or other guests to accompany the employee to Company functions and, as a result, the employee is deemed to make a personal use of Company assets (for example, when a spouse accompanies an employee on a Company aircraft) or when a retirement presentation is made to an employee. The Company believes that such travel is appropriately characterized as a business expense and, if the employee is imputed income in accordance with the applicable tax laws, the Company will generally reimburse the employee for any increased tax costs. For Mr. Mulva, his total includes tax reimbursements of $22,261 related to gift presentations made by the Company upon his retirement, as well as tax reimbursements of $31,471 for the imputed income related to spousal and guest use of the aircraft. For Mr. Fox, in connection with his relocation, the reported tax reimbursement includes $19,096 for payments on taxable relocation items that are grossed-up per the Company's standard relocation policy available to all eligible employees.

(g) These amounts reflect relocation expenses approved by the HRCC in connection with the hiring of Messrs. Fox and Hirshberg. Mr. Wallette relocated from Singapore to our Houston office in connection with his appointment as Executive Vice President, Commercial, Business Development and Corporate Planning in 2012. The amounts were calculated pursuant to the standard relocation policy of the Company.

(h) Messrs. Lance and Wallette were previously on assignment in Singapore, and Mr. Fox was previously on assignment in Canada related to service prior to his re-joining the company in January 2012. These amounts reflect net expatriate benefits under our standard policies for such service outside the United States, and these amounts include payments for increased tax costs related to such expatriate assignments and benefits. Amounts shown in the table above also reflect amended tax equalization and similar payments under our expatriate services policies that were made to and from, or on behalf of, the Named Executive Officer that were paid or received during 2012 but apply to earnings of prior years, but which were unknown or not capable of being estimated with any reasonable degree of accuracy in prior years. These amounts are returned to the Company when they are known or received through the tax reporting and filing process. Not included in the table are amounts less than $0 that primarily relate to tax amounts returned to the Company in the normal course of the expatriate tax protection process that may relate to a prior period. The amounts noted for Mr. Fox would have been ($71,728) in 2012.

(i) These amounts reflect the practice of the Company to make gift presentations to its retiring employees, especially those of long service, and include other meeting perquisites. For Mr. Mulva, $38,812 relates to retirement gift presentations. The amounts shown reflect the invoiced cost to the Company.

(j) Mr. Chiang retired effective May 1, 2012. The amounts presented for him reflect post-employment payments made to him under the ConocoPhillips Executive Severance Plan. Not reflected in the Summary Compensation Table, but included in the Payments During Last Fiscal Year column of the Pension Benefits Table, are pension benefits to which Messrs. Mulva and Chiang were entitled as part of the provisions of the ConocoPhillips Retirement Plan. Also see notes 3 and 6 of the Pension Benefit Table on page 72.

(k) The Company maintains a Matching Gift Program under which certain gifts by employees to qualified educational or charitable institutions are matched. For executives, the program matches up to $15,000 with regard to each program year. Administration of the program can cause more than $15,000 to be paid in a single fiscal year of the Company, due to processing claims from more than one program year in that single fiscal year. The amounts shown are for the actual payments by the Company during the year.

(l) Under the terms of its tax-qualified defined contribution plans, the Company makes matching contributions and allocations to the accounts of its eligible employees, including the Named Executive Officers.

(m) Under the terms of its nonqualified defined contribution plans, the Company makes contributions to the accounts of its eligible employees, including the Named Executive Officers. See the narrative, table, and notes to the Nonqualified Deferred Compensation Table for further information.

(8) Mr. Mulva retired from ConocoPhillips effective June 1, 2012. Mr. Chiang retired from ConocoPhillips effective May 1, 2012.

(9) In accordance with SEC rules prohibiting issuers from reporting a negative value in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column, Mr. Mulva's total compensation excludes the effect of the distribution payments of his pension benefits as shown in the Pension Benefits Table on page 72. The amount reported for Mr. Chiang also excludes the effect of the distribution payments of his pension benefits shown in the Pension Benefits Table on page 72.

Grants of Plan-Based Awards Table

The *Grants of Plan-Based Awards Table* is used to show participation by the Named Executive Officers in the incentive compensation arrangements described below.

The columns under the heading *Estimated Future Payouts Under Non-Equity Incentive Plan Awards* show information regarding the VCIP. The amounts shown in the table are those applicable to the 2012 program year using a minimum of zero and a maximum of 250 percent of VCIP target for each participant and do not represent actual payouts for that program year. Actual payouts for the 2012 program year were made in February 2013 and are shown in the *Summary Compensation Table* under the *Non-Equity Incentive Plan Compensation* column.

The columns under the heading *Estimated Future Payouts Under Equity Incentive Plan Awards* show information regarding PSP. The amounts shown in the table are those set for 2012 compensation tied to the 2012 through 2014 program period under PSP (PSP X) and do not represent actual payouts for that program year. Amounts also include awards or adjustments made in 2012 due to hiring or promotion of Named Executive Officers. Furthermore, for Messrs. Mulva and Chiang, as it was expected that they would retire in connection with the repositioning of the Company, amounts include targets set in lieu of participation in PSP X (which did not begin until after the repositioning was concluded). Actual payouts for the truncated periods for PSP VIII and PSP IX and for PSP VIII Tail are shown in note 3 to the *Summary Compensation Table* and note 7 to the *Outstanding Equity Awards at Fiscal Year End Table*.

The *All Other Option Awards* column reflects option awards granted under the Stock Option Program. The option awards shown were granted on the same day that the target was approved. For the 2012 program year under the Stock Option Program, targets were set and awards granted at the regularly scheduled February 2012 meeting of the HRCC.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards[3]			Estimated Future Payouts Under Equity Incentive Plan Awards[4]			All Other Stock Awards: Number of Shares of Stock or Units (#)[5]	All Other Option Awards: Number of Securities Underlying Options (#)[6]	Exercise or Base Price Of Options Awards Average Price ($Sh)[7]	Exercise or Base Price Of Options Awards Closing Price ($Sh)[8]	Grant Date Fair Value of Stock and Options Awards[9] ($)
Name	Grant Date[1]	Approval Date[2]	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
R.M. Lance			$ -	$ 1,506,205	$ 3,765,511	-	-	-	-	-	$ -	$ -	$ -
	02/09/2012		-	-	-	-	-	-	-	81,700	71.87	71.55	1,281,873
	05/08/2012		-	-	-	-	-	-	46,100	-	-	-	2,471,421
	07/10/2012		-	-	-	-	24,472	24,472	-	-	-	-	1,321,243
	07/10/2012		-	-	-	-	44,841	89,682	-	-	-	-	2,420,966
	07/10/2012		-	-	-	-	94,968	189,936	-	-	-	-	5,127,322
J.J. Mulva			-	843,750	2,109,375	-	-	-	-	-	-	-	-
	02/09/2012		-	-	-	-	-	-	-	413,500	71.87	71.55	6,487,815
	04/04/2012		-	-	-	-	-	-	41,987	-	-	-	3,194,161
J.W. Sheets			-	616,462	1,541,156	-	-	-	-	-	-	-	-
	02/09/2012		-	-	-	-	-	-	-	64,200	71.87	71.55	1,007,298
	05/08/2012		-	-	-	-	-	-	1,908	-	-	-	102,288
	07/10/2012		-	-	-	-	1,386	1,386	-	-	-	-	74,830
	07/10/2012		-	-	-	-	2,540	5,080	-	-	-	-	137,135
	07/10/2012		-	-	-	-	23,717	47,434	-	-	-	-	1,280,481
	12/06/2012		-	-	-	-	257	257	-	-	-	-	14,704
	12/06/2012		-	-	-	-	2,460	4,920	-	-	-	-	140,749
	12/06/2012		-	-	-	-	4,612	9,224	-	-	-	-	263,876
M.J. Fox			-	768,936	1,922,340	-	-	-	-	-	-	-	-
	01/01/2012	11/09/2011	-	-	-	-	-	-	60,311	-	-	-	4,399,989
	01/01/2012	11/09/2011	-	-	-	-	5,881	11,762	-	-	-	-	429,048
	01/01/2012	11/09/2011	-	-	-	-	8,620	17,240	-	-	-	-	628,872
	02/09/2012		-	-	-	-	-	-	-	50,800	71.87	71.55	797,052
	05/08/2012		-	-	-	-	-	-	10,703	-	-	-	573,788
	05/08/2012		-	-	-	-	-	-	20,518	-	-	-	1,099,970
	07/10/2012		-	-	-	-	5,554	5,554	-	-	-	-	299,860
	07/10/2012		-	-	-	-	10,179	20,358	-	-	-	-	549,564
	07/10/2012		-	-	-	-	32,412	64,824	-	-	-	-	1,749,924
	12/06/2012		-	-	-	-	606	606	-	-	-	-	34,672
	12/06/2012		-	-	-	-	5,766	11,532	-	-	-	-	329,902
	12/06/2012		-	-	-	-	10,812	21,624	-	-	-	-	618,609
A.J. Hirshberg			-	839,310	2,098,275	-	-	-	-	-	-	-	-
	02/09/2012		-	-	-	-	-	-	-	81,700	71.87	71.55	1,281,873
	05/08/2012		-	-	-	-	-	-	10,703	-	-	-	573,788
	07/10/2012		-	-	-	-	2,975	2,975	-	-	-	-	160,620
	07/10/2012		-	-	-	-	5,452	10,904	-	-	-	-	294,353
	07/10/2012		-	-	-	-	33,527	67,054	-	-	-	-	1,810,123
D.E. Wallette Jr			-	500,920	1,252,300	-	-	-	-	-	-	-	-
	02/09/2012		-	-	-	-	-	-	-	32,900	71.87	71.55	516,201
	05/08/2012		-	-	-	-	-	-	6,109	-	-	-	327,503
	07/10/2012		-	-	-	-	6,315	6,315	-	-	-	-	340,947
	07/10/2012		-	-	-	-	11,902	23,804	-	-	-	-	642,589
	07/10/2012		-	-	-	-	19,755	39,510	-	-	-	-	1,066,572
	12/06/2012		-	-	-	-	213	213	-	-	-	-	12,187
	12/06/2012		-	-	-	-	2,040	4,080	-	-	-	-	116,719
	12/06/2012		-	-	-	-	3,825	7,650	-	-	-	-	218,847
W.C.W. Chiang			-	230,213	575,533	-	-	-	-	-	-	-	-
	02/09/2012		-	-	-	-	-	-	-	81,700	71.87	71.55	1,281,873
	04/04/2012		-	-	-	-	-	-	5,610	-	-	-	426,781

(1) The grant date shown is the date on which the HRCC approved the target awards, except with regard to the January 1, 2012 awards shown for Mr. Fox, and the April 4, 2012 awards shown for Messrs. Mulva and Chiang. With regard to the January 1, 2012 target awards for Mr. Fox, under the terms of the PSP, an adjustment in the target and maximum awards under three on-going performance periods automatically occurred on the effective date of his hire, which was effective January 1, 2012 and was approved by the HRCC on November 9, 2011. In addition, as an inducement to his employment, the HRCC approved a grant of 60,311 units. The awards shown as granted on April 4, 2012, were approved at a meeting of the HRCC on April 3, 2012, conditioned upon the final approval of the repositioning of the Company by the Board of Directors at its April 4, 2012, meeting.

All of the grants with a grant date before the completion of the spinoff on April 30 are reflected in pre-spin target units. All of the grants with a grant date after the completion of the spinoff on April 30 reflect target units adjusted for the spinoff.

(2) The HRCC met on November 9, 2011 to approve the compensation package for Mr. Fox which was effective January 1, 2012.

(3) Threshold and maximum awards are based on the program provisions under the VCIP. Actual awards earned can range from zero to 200 percent of the target awards for corporate and award unit performance, with a further possible adjustment of up to 50 percent of the target awards for individual performance. Amounts reflect estimated possible cash payouts under the VCIP after the close of the performance period. The estimated amounts are calculated based on the applicable annual target and base salary for each Named Executive Officer in effect for the 2012 performance period. If threshold levels of performance are not met, then the payout can be zero. The HRCC also retains the authority to make awards under the program at its discretion, including awards greater than the maximum payout. Actual payouts under the VCIP for 2012 are based on actual base salaries earned in 2012 and are reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(4) Threshold and maximum awards are based on the program provisions under the PSP. Actual awards earned can range from zero to 200 percent of the target awards. The HRCC retains the authority to make awards under the program at its discretion, including awards greater than the maximum payout. For the 8-month remaining period of PSP VIII (May 2012 – December 2012) only, the HRCC approved terms that this program period would pay out at target unless otherwise approved by the HRCC. As a result, the maximum target shown for this performance period, which is identified as the first line of the targets with a grant date of July 10, 2012 in the table above, is 100% of target.

With regard to the July 10, 2012 awards, PSP VIII and IX were terminated early by the HRCC at its April 3, 2012 meeting and pro rata payouts of 8/36 and 16/36, respectively, were made except with respect to Messrs. Fox (for PSP VIII and IX) and Hirshberg (for PSP VIII only) who each received a pro rata payout based on the number of months actually participated in the program because employment began after the beginning of those original program periods. These grants were effective with the final approval by the Board of Directors at its April 4, 2012, meeting. On July 10, 2012, the HRCC approved new programs for the remaining periods: 8 months for PSP VIII (May 2012 – December 2012), 20 months for PSP IX (May 2012- December 2013) and 36 months for PSP X (January 2012 – December 2013).

Promotions approved for Messrs. Lance, Sheets, Fox, Hirshberg, and Wallette by the HRCC on April 3, 2012 and effective May 1, 2012 upon completion of the spinoff were, under the terms of the PSP, taken into account in calculating the new target awards for the remaining periods of PSP VIII and IX and the new performance period PSP X on a pro rata basis that were approved on July 10, 2012. With regard to Messrs. Lance, Sheets, and Hirshberg, only the incremental promotional target units are shown for the remaining programs PSP VIII and IX because the non-promotional units were previously disclosed as targets in 2010 and 2011 under the Stock Awards column of the Summary Compensation Table and would result in a double reporting if reported again in 2012. Their full targets for PSP X (2012 – 2014) are shown. With regard to Mr. Wallette, a Named Executive Officer for the first time with respect to 2012, his entire targets under the remaining programs PSP VIII and IX are shown as well as under the new 2012 program, PSP X. With regard to Mr. Fox, only the incremental promotional target units are shown for the remaining program periods PSP VIII Tail and IX Tail because non-promotional units of 5,881 units (valued at $429,048) for PSP VIII and 8,620 units (valued at $628,872) are included in the aggregate fair market values reported on the January 1, 2012, grant date. The number of target units and aggregate fair market value of the target units shown for PSP VIII Tail on the July 10, 2012, grant date are as follows: Mr. Lance, 24,472 units, $1,321,243; Mr. Sheets, 1,386 units, $74,830; Mr. Fox, 5,554 units, $299,860; Mr. Hirshberg, 2,975 units, $160,620; and Mr. Wallette, 6,315 units, $340,947. The number of target units and aggregate fair market value of the target units shown for PSP IX Tail on the July 10, 2012, grant date are as follows: Mr. Lance, 44,841 units, $2,420,966; Mr. Sheets, 2,540 units, $137,135; Mr. Fox, 10,179 units, $549,564; Mr. Hirshberg, 5,452 units, $294,353; and Mr. Wallette, 11,902 units, $642,589. The number of target units and aggregate fair market value of the target units shown for PSP X on the July 10, 2012, grant date are as follows: Mr. Lance, 94,968 units, $5,127,322; Mr. Sheets, 23,717 units, $1,280,481; Mr. Fox, 32,412 units, $1,749,924; Mr. Hirshberg, 33,527 units, $1,810,123; and Mr. Wallette, 19,755 units, $1,066,572.

With regard to the December 6, 2012 target awards for Messrs. Sheets, Fox, and Wallette, under the terms of the PSP, an adjustment in the target and maximum awards under three on-going performance periods automatically occurred on the effective date of their promotions, which was effective December 1, 2012 and was approved by the HRCC on December 6, 2012. The number of promotional target units and aggregate fair market value of the target units shown for PSP VIII Tail on the December 6, 2012, grant date are as follows: Mr. Sheets, 257 units, $14,704; Mr. Fox, 606 units, $34,672; and Mr. Wallette, 213 units, $12,187. The number of promotional target units and aggregate fair market value of the target units shown for PSP IX Tail on the December 6, 2012, grant date are as follows: Mr. Sheets, 2,460 units, $140,749; Mr. Fox, 5,766 units, $329,902; and Mr. Wallette, 2,040 units, $116,719. The number of promotional target units and aggregate fair market value of the target units shown for PSP X on the December 6, 2012, grant date are as follows: Mr. Sheets, 4,612 units, $263,876; Mr. Fox, 10,812 units, $618,609; and Mr. Wallette, 3,825 units, $218,847

(5) With regard to Messrs. Mulva and Chiang, it was expected that they would retire in connection with the repositioning of the Company and would, therefore, not be considered for participation in the PSP performance periods following the spinoff. Accordingly, the HRCC, at its April 3, 2012 meeting, granted certain executives who were expected to retire at or shortly after the repositioning restricted stock units in lieu of participation in PSP program periods beginning after the spin, effective upon the final approval of the repositioning by the Board of Directors on April 4, 2012, including Messrs. Mulva (41,987 units valued at $3,194,161) and Chiang (5,610 units valued at $426,781). The amount of the award was prorated to the time that the executives were expected to serve with the Company during 2012, and the terms and conditions of the award required that the award would be forfeited if the executive did not remain with the Company for that time. Both Mr. Mulva and Mr. Chiang fulfilled the requirement and the restrictions were lapsed on these awards six months after separation from service.

Mr. Fox became an employee of ConocoPhillips on January 1, 2012. As an inducement to his employment, the HRCC approved the grant of 60,311 restricted stock units (valued at $4,399,989), effective on the date of employment, the restrictions on which lapse as to one-half of the units on the fourth anniversary of his employment, while the remainder lapse on the fifth anniversary of his employment. Termination for any reason other than layoff, death, or disability results in forfeiture to the extent the award is not vested. At the spinoff, the award was converted to 79,102 units using the concentrate ratio to maintain the pre- and post-spin value. For discussion of the methodology of converting units and options at the repositioning, including the basket conversion and the concentrate conversion, see the narrative at the beginning of the Outstanding Equity Awards at Fiscal Year End.

On May 8, 2012, each Named Executive Officer who remained an active employee of the Company received grants during the year to reflect his or her increased duties and responsibilities. These awards were made as restricted stock units, used in lieu of stock options. The number of units and aggregate grant date fair value were as follows: Mr. Lance, 46,100 units, $2,471,421; Mr. Sheets, 1,908 units, $102,288; Mr. Fox, 10,703 units, $573,788; Mr. Hirshberg, 10,703 units, $573,788; and Mr. Wallette, 6,109 units, $327,503. The restrictions lapse on the third anniversary of the grant date. Termination for any reason other than retirement or layoff at least six months after the grant date, death or disability results in forfeiture to the extent the award is not vested. A layoff between six months and one year from the grant date results in a pro-rated award. For Mr. Fox, an additional grant of 20,518 units (valued at $1,099,970) was made to provide value for certain compensation forgone due to his termination from his prior employer. The restrictions lapse on the third anniversary of the grant date. Termination for any reason other than layoff, death, or disability results in forfeiture to the extent the award is not vested.

(6) These amounts represent stock options granted during 2012. For each of Messrs. Mulva and Chiang, the full amount of grant is shown although it was later pro-rated for the number of months he was employed during 2012 in accordance with the terms and conditions of the award.

(7) The exercise price is the average of the high and low prices of ConocoPhillips common stock, as reported on the NYSE, on the date of the grant (or on the last preceding date for which there was a reported sale, in the absence of any reported sales on the grant date). Accordingly, the option has no immediately realizable value on the grant date, and any potential payout reflects an increase in share price after the grant date. The Company's stockholder-approved 2011 Omnibus Stock and Performance Incentive Plan provides for the use of such an average price in setting the exercise price on options, unless the HRCC directs otherwise. The immediate predecessor plans, the stockholder-approved 2004 and 2009 Omnibus Stock and Performance Incentive Plans, had the same provision. Grants made before May 13, 2009, were made under the 2004 Plan and grants made before May 11, 2011 but after May 12, 2009, were made under the 2009 Plan.

(8) The closing price is the closing price of ConocoPhillips common stock, as reported on the NYSE, on the date of the grant.

(9) For equity incentive plan awards, these amounts represent the grant date fair value at target level under PSP as determined pursuant to FASB ASC Topic 718. For option awards, these amounts represent the grant date fair value of the option awards using a Black-Scholes-Merton-based methodology to value the options. Actual value realized upon option exercise depends on market prices at the time of exercise. For other stock awards, these amounts represent the grant date fair value of the restricted stock or restricted stock unit awards determined pursuant to FASB ASC Topic 718. See the "Employee Benefit Plans" section of Note 19 in the Notes to Consolidated Financial Statements in the Company's 2012 Annual Report on Form 10-K, for a discussion of the relevant assumptions used in this determination.

Outstanding Equity Awards at Fiscal Year End

The *Outstanding Equity Awards at Fiscal Year End Table* shows awards in both ConocoPhillips stock and options and Phillips 66 stock and options. Awards made before the repositioning of the Company on April 30, 2012, were made with reference to ConocoPhillips stock but were converted at the repositioning in the following manner. All holders of exercisable awards of stock options (i.e., the time-vesting restriction had lapsed) and stock appreciation rights received both adjusted ConocoPhillips awards and Phillips 66 awards. Similarly, employees who held unrestricted stock acquired through past equity awards were treated like all other ConocoPhillips stockholders in the distribution. Each employee holder of unexercisable stock options (i.e, the time-vesting restriction had not lapsed) converted to stock options only in the company that employed such employee following the spinoff of Phillips 66. Employee holders of restricted stock and performance share units awarded for completed performance periods under the Performance Share Program (and equivalent predecessor programs) received both adjusted ConocoPhillips awards and Phillips 66 awards. Each employee holder of restricted stock and restricted stock units awarded under all other programs converted to restricted shares or restricted stock units in the company that employed such employee following the spinoff. In addition, former employee holders and a specified group of holders of previously unvested stock options and restricted stock units, who retired upon or shortly after the spinoff, received both adjusted ConocoPhillips awards and Phillips 66 awards. In all of these cases, the value of the underlying award prior to the repositioning was maintained after the repositioning, whether through a "concentrate ratio" of the award in cases where the employee received awards denominated with respect to ConocoPhillips stock only or through a "basket ratio" of the award in cases where the employee received awards denominated in both ConocoPhillips stock and Phillips 66 stock.

		Option Awards[1]					Stock Awards[7]			
Name	Security	Number of Securities Underlying Unexercised Options (#) Exercisable[2]	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
R.M. Lance	COP	23,061	-	-	$ 45.05	02/10/2016	-	$ -	-	$ -
	PSX	11,530	-	-	26.33	02/10/2016	-	-	-	-
	COP	35,485	-	-	50.61	02/08/2017	-	-	-	-
	PSX	17,742	-	-	29.58	02/08/2017	-	-	-	-
	COP	44,896	-	-	60.53	02/14/2018	-	-	-	-
	PSX	22,448	-	-	35.38	02/14/2018	-	-	-	-
	COP	61,115	-	-	34.67	02/12/2019	-	-	-	-
	COP	60,109	38,840[3]	-	36.90	02/12/2020	-	-	-	-
	COP	24,331	62,843[4]	-	53.47	02/10/2021	-	-	-	-
	PSX	12,165	-	-	31.25	02/10/2021	-	-	-	-
	COP	-	105,098[5]	-	54.80	02/09/2022	-	-	-	-
	COP	-	-	-	-	-	297,239[8]	17,236,890	153,958[14]	8,928,024
	PSX	-	-	-	-	-	109,602[8]	5,819,866	-	-
J.J. Mulva[15]	COP	398,779	-	-	36.47	02/04/2015	-	-	-	-
	PSX	199,389	-	-	21.32	02/04/2015	-	-	-	-
	COP	273,081	-	-	45.05	02/10/2016	-	-	-	-
	PSX	136,540	-	-	26.33	02/10/2016	-	-	-	-
	COP	281,137	-	-	50.61	02/08/2017	-	-	-	-
	PSX	140,568	-	-	29.58	02/08/2017	-	-	-	-
	COP	300,391	-	-	60.53	02/14/2018	-	-	-	-
	PSX	150,195	-	-	35.38	02/14/2018	-	-	-	-
	COP	521,004	-	-	34.67	02/12/2019	-	-	-	-
	PSX	260,502	-	-	20.27	02/12/2019	-	-	-	-
	COP	331,958	165,979[3]	-	36.90	02/12/2020	-	-	-	-
	PSX	165,979	82,989[3]	-	21.56	02/12/2020	-	-	-	-
	COP	131,836	263,673[4]	-	53.47	02/10/2021	-	-	-	-
	PSX	65,918	131,836[4]	-	31.25	02/10/2021	-	-	-	-
	COP	-	169,119[5][6]	-	54.80	02/09/2022	-	-	-	-
	PSX	-	84,559[5][6]	-	32.03	02/09/2022	-	-	-	-
	COP	-	-	-	-	-	2,409,965[9]	139,753,870	-	-
	PSX	-	-	-	-	-	1,195,928[9]	63,503,777	-	-

		Option Awards[1]					Stock Awards[7]			
Name	Security	Number of Securities Underlying Unexercised Options (#) Exercisable[2]	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
J.W. Sheets	COP	29,843	-	-	25.02	02/08/2014	-	-	-	-
	COP	22,741	-	-	36.47	02/04/2015	-	-	-	-
	PSX	11,370	-	-	21.32	02/04/2015	-	-	-	-
	COP	15,746	-	-	45.05	02/10/2016	-	-	-	-
	PSX	7,873	-	-	26.33	02/10/2016	-	-	-	-
	COP	17,386	-	-	50.61	02/08/2017	-	-	-	-
	PSX	8,693	-	-	29.58	02/08/2017	-	-	-	-
	COP	17,127	-	-	60.53	02/14/2018	-	-	-	-
	PSX	8,563	-	-	35.38	02/14/2018	-	-	-	-
	COP	43,146	-	-	34.67	02/12/2019	-	-	-	-
	PSX	21,573	-	-	20.27	02/12/2019	-	-	-	-
	COP	28,294	18,284[3]	-	36.90	02/12/2020	-	-	-	-
	PSX	14,147	-	-	21.56	02/12/2020	-	-	-	-
	COP	14,828	38,303[4]	-	53.47	02/10/2021	-	-	-	-
	PSX	7,414	-	-	31.25	02/10/2021	-	-	-	-
	COP	-	82,586[5]	-	54.80	02/09/2022	-	-	-	-
	COP	-	-	-	-	-	156,363[10]	9,067,490	44,506[14]	2,580,903
	PSX	-	-	-	-	-	73,719[10]	3,914,479	-	-
M.J. Fox	COP	-	65,348[5]	-	54.80	02/09/2022	-	-	-	-
	COP	-	-	-	-	-	127,310[11]	7,382,707	68,590[14]	3,977,534
	PSX	-	-	-	-	-	2,843[11]	150,963	-	-
A.J. Hirshberg	COP	24,331	62,843[4]	-	53.47	02/10/2021	-	-	-	-
	PSX	12,165	-	-	31.25	02/10/2021	-	-	-	-
	COP	-	105,098[5]	-	54.80	02/09/2022	-	-	-	-
	COP	-	-	-	-	-	142,987[12]	8,291,816	53,129[14]	3,080,951
	PSX	-	-	-	-	-	31,704[12]	1,683,482	-	-
D.E. Wallette	COP	11,370	-	-	36.47	02/04/2015	-	-	-	-
	PSX	5,685	-	-	21.32	02/04/2015	-	-	-	-
	COP	7,619	-	-	45.05	02/10/2016	-	-	-	-
	PSX	3,809	-	-	26.33	02/10/2016	-	-	-	-
	COP	13,624	-	-	50.61	02/08/2017	-	-	-	-
	PSX	6,812	-	-	29.58	02/08/2017	-	-	-	-
	COP	13,377	-	-	60.53	02/14/2018	-	-	-	-
	PSX	6,688	-	-	35.38	02/14/2018	-	-	-	-
	COP	28,121	-	-	34.67	02/12/2019	-	-	-	-
	PSX	14,060	-	-	20.27	02/12/2019	-	-	-	-
	COP	19,020	12,291[3]	-	36.90	02/12/2020	-	-	-	-
	PSX	9,510	-	-	21.56	02/12/2020	-	-	-	-
	COP	9,603	24,804[4]	-	53.47	02/10/2021	-	-	-	-
	PSX	4,801	-	-	31.25	02/10/2021	-	-	-	-
	COP	-	42,322[5]	-	54.80	02/09/2022	-	-	-	-
	COP	-	-	-	-	-	81,797[13]	4,743,408	37,522[14]	2,175,901
	PSX	-	-	-	-	-	34,582[13]	1,836,304	-	-

Name	Security	Option Awards[1] Number of Securities Underlying Unexercised Options (#) Exercisable[2]	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards[7] Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
W.C.W.	COP	21,116	-	-	36.47	02/04/2015	-	-	-	-
Chiang[15]	COP	14,832	-	-	45.05	02/10/2016	-	-	-	-
	PSX	7,416	-	-	26.33	02/10/2016	-	-	-	-
	COP	16,065	-	-	50.61	02/08/2017	-	-	-	-
	PSX	8,032	-	-	29.58	02/08/2017	-	-	-	-
	COP	31,924	-	-	60.53	02/14/2018	-	-	-	-
	PSX	15,962	-	-	35.38	02/14/2018	-	-	-	-
	COP	-	26,637[3]	-	36.90	02/12/2020	-	-	-	-
	PSX	-	13,318[3]	-	21.56	02/12/2020	-	-	-	-
	COP	24,331	48,662[4]	-	53.47	02/10/2021	-	-	-	-
	PSX	12,165	24,331[4]	-	31.25	02/10/2021	-	-	-	-
	COP	-	26,731[5][6]	-	54.80	02/09/2022	-	-	-	-
	PSX	-	13,365[5][6]	-	32.03	02/09/2022	-	-	-	-
	COP	-	-	-	-	-	-	-	-	-
	PSX	-	-	-	-	-	-	-	-	-

(1) All options shown in the table have a maximum term for exercise of ten years from the grant date. Under certain circumstances, the terms for exercise may be shorter, and in certain circumstances, the options may be forfeited and cancelled. All awards shown in the table have associated restrictions upon transferability. As a result of the repositioning, awards that were outstanding as of April 30, 2012, were converted. The table below shows the stock option awards that were converted and a reconciliation to the outstanding balance at December 31, 2012. Awards not outstanding at December 31, 2012 are not included in the table.

Grant Date	Pre-Spin COP Option Exercise Price ($)	Post-Spin COP Option Exercise Price ($)	Post-Spin PSX Option Exercise Price ($)
02/08/2004	$ 32.81	$ 25.02	$ 14.62
02/04/2005	47.83	36.47	21.32
02/10/2006	59.08	45.05	26.33
02/08/2007	66.37	50.61	29.58
02/14/2008	79.38	60.53	35.38
02/12/2009	45.47	34.67	20.27
02/12/2010	48.39	36.90	21.56
02/10/2011	70.13	53.47	31.25
02/09/2012	71.87	54.80	32.03

		Pre-Spin		Post-Spin				Options Exercised or Canceled		Outstanding Equity Table	
		COP		COP		PSX		COP	PSX	COP	PSX
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Number of Securities Underlying Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Number of Securities Underlying Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Number of Securities Underlying Options (#)	Number of Securities Underlying Options (#)	Number of Securities Underlying Options (#)	Number of Securities Underlying Options (#)
R.M. Lance	02/10/2006	22,700	-	23,061	-	11,530	-	-	-	23,061	11,530
	02/08/2007	34,900	-	35,485	-	17,742	-	-	-	35,485	17,742
	02/14/2008	44,300	-	44,896	-	22,448	-	-	-	44,896	22,448
	02/12/2009	60,200	-	61,115	-	30,557	-	-	30,557	61,115	-
	02/12/2010	59,200	29,600	60,109	38,840	30,054	-	-	30,054	98,949	-
	02/10/2011	23,900	47,800	24,331	62,843	12,165	-	-	-	87,174	12,165
	02/09/2012	-	81,700	-	105,098	-	-	-	-	105,098	-
J.J. Mulva	02/04/2005	392,800	-	398,779	-	199,389	-	-	-	398,779	199,389
	02/10/2006	268,800	-	273,081	-	136,540	-	-	-	273,081	136,540
	02/08/2007	276,500	-	281,137	-	140,568	-	-	-	281,137	140,568
	02/14/2008	296,400	-	300,391	-	150,195	-	-	-	300,391	150,195
	02/12/2009	513,200	-	521,004	-	260,502	-	-	-	521,004	260,502
	02/12/2010	326,933	163,467	331,958	165,979	165,979	82,989	-	-	497,937	248,968
	02/10/2011	129,500	259,000	131,836	263,673	65,918	131,836	-	-	395,509	197,754
	02/09/2012	-	413,500	-	405,886	-	202,943	236,767	118,384	169,119	84,559
J.W. Sheets	02/08/2004	29,400	-	29,843	-	14,921	-	-	14,921	29,843	-
	02/04/2005	22,400	-	22,741	-	11,370	-	-	-	22,741	11,370
	02/10/2006	15,500	-	15,746	-	7,873	-	-	-	15,746	7,873
	02/08/2007	17,100	-	17,386	-	8,693	-	-	-	17,386	8,693
	02/14/2008	16,900	-	17,127	-	8,563	-	-	-	17,127	8,563
	02/12/2009	42,500	-	43,146	-	21,573	-	-	-	43,146	21,573
	02/12/2010	27,866	13,934	28,294	18,284	14,147	-	-	-	46,578	14,147
	02/10/2011	14,566	29,134	14,828	38,303	7,414	-	-	-	53,131	7,414
	02/09/2012	-	64,200	-	82,586	-	-	-	-	82,586	-
M.J. Fox	02/09/2012	-	50,800	-	65,348	-	-	-	-	65,348	-
A.J. Hirshberg	02/10/2011	23,900	47,800	24,331	62,843	12,165	-	-	-	87,174	12,165
	02/09/2012	-	81,700	-	105,098	-	-	-	-	105,098	-
D.E. Wallette Jr	02/04/2005	11,200	-	11,370	-	5,685	-	-	-	11,370	5,685
	02/10/2006	7,500	-	7,619	-	3,809	-	-	-	7,619	3,809
	02/08/2007	13,400	-	13,624	-	6,812	-	-	-	13,624	6,812
	02/14/2008	13,200	-	13,377	-	6,688	-	-	-	13,377	6,688
	02/12/2009	27,700	-	28,121	-	14,060	-	-	-	28,121	14,060
	02/12/2010	18,733	9,367	19,020	12,291	9,510	-	-	-	31,311	9,510
	02/10/2011	9,433	18,867	9,603	24,804	4,801	-	-	-	34,407	4,801
	02/09/2012	-	32,900	-	42,322	-	-	-	-	42,322	-
W.C.W. Chiang	02/04/2005	20,800	-	21,116	-	10,558	-	-	10,558	21,116	-
	02/10/2006	14,600	-	14,832	-	7,416	-	-	-	14,832	7,416
	02/08/2007	15,800	-	16,065	-	8,032	-	-	-	16,065	8,032
	02/14/2008	31,500	-	31,924	-	15,962	-	-	-	31,924	15,962
	02/12/2010	52,466	26,234	53,272	26,637	26,636	13,318	53,272	26,636	26,637	13,318
	02/10/2011	23,900	47,800	24,331	48,662	12,165	24,331	-	-	72,993	36,496
	02/09/2012	-	81,700	-	80,195	-	40,097	53,464	26,732	26,731	13,365

(2) The options shown in this column vested and became exercisable in 2012 or prior years (although under certain termination circumstances, the options may still be forfeited). Following the merger of Conoco Inc. and Phillips Petroleum Company, options become exercisable in one-third increments on the first, second, and third anniversaries of the grant date. Exercisable stock options granted prior to the repositioning were converted into a "basket" of ConocoPhillips and Phillips 66 stock options as described above to maintain the pre- and post-repositioning intrinsic value.

(3) Represents the final one-third vesting of the February 12, 2010 grant, which became exercisable on February 12, 2013. Except for Messrs. Mulva and Chiang, non-exercisable stock options granted prior to the repositioning were concentrated into ConocoPhillips stock options using a methodology to maintain the pre- and post-repositioning intrinsic value. Non-exercisable stock options granted prior to the repositioning and held by former employee holders and a specified group of holders who retired upon or shortly after the spinoff, including awards held by Messrs. Mulva and Chiang, were converted into a "basket" of ConocoPhillips and Phillips 66 stock options as described above to maintain the pre- and post-repositioning intrinsic value.

(4) Represents the final two-thirds vesting of the February 10, 2011 grant, half of which became exercisable on February 10, 2013, and the remainder to become exercisable on February 10, 2014. Except for Messrs. Mulva and Chiang, non-exercisable stock options (i.e., time-vesting restriction had not lapsed) granted prior to the repositioning were concentrated into ConocoPhillips stock options using a methodology to maintain the pre- and post-repositioning intrinsic value. Non-exercisable stock options (i.e., time-vesting restriction had not lapsed) granted prior to the repositioning and held by former employee holders and a specified group of holders who retired upon or shortly after the spinoff, including awards held by Messrs. Mulva and Chiang, were converted into a "basket" of ConocoPhillips and Phillips 66 stock options as described above to maintain the pre- and post-repositioning intrinsic value.

(5) Represents the February 9, 2012 grant, one-third of which became exercisable on February 9, 2013, one-third of which will become exercisable on February 9, 2014 and the final third of which will become exercisable on February 9, 2015. Except for Messrs. Mulva and Chiang, non-exercisable stock options granted prior to the repositioning were concentrated into ConocoPhillips stock options to maintain the pre- and post-repositioning intrinsic value. Given the expected retirements of Messrs. Mulva and Chiang in connection with the repositioning of the Company, Messrs. Mulva and Chiang received retiring executive stock option awards in 2012 providing that both exercisable and non-exercisable options would be converted using the "basket" approach.

(6) Messrs. Mulva and Chiang each received a stock option award on February 9, 2012. Their awards were converted into a "basket" of ConocoPhillips and Phillips 66 stock options to maintain the pre- and post-repositioning intrinsic value. These awards had terms and conditions providing for a pro-ration of each award based on the number of months worked in 2012. Accordingly, upon their respective retirements, a portion of each award was canceled as follows: Mr. Mulva, 236,767 ConocoPhillips options and 118,384 Phillips 66 options; Mr. Chiang 53,464 ConocoPhillips options and 26,732 Phillips 66 options.

(7) Stock awards made to the Named Executive Officers in 2012 include long-term incentive awards under the PSP (shown in the columns labeled Stock Awards), off-cycle RSU grants, retiring executive RSU grants or pursuant to elections made by a Named Executive Officer to receive cash compensation in the form of restricted stock units . Amounts above include PSP awards for the two three-year performance periods beginning in 2010 and 2011 (PSP VIII, PSP IX) that were terminated as of April 30, 2012 with a pro rata payout, as follows: Mr. Lance, 39,850 shares and 14,887 shares; Mr. Mulva, 197,674 shares and 84,246 shares; Mr. Sheets, 28,410 shares and 10,226 shares; Mr. Fox 3,529 shares and 2,155 shares; Mr. Hirshberg 27,966 shares and 14,887 shares; and Mr. Wallette, 15,306 shares and 6,133 shares. Mr. Mulva also received a restricted stock unit award of 41,987 shares in lieu of participation in PSP program periods approved after the spin; however, pursuant to the terms and conditions of the awards, restrictions lapsed six months following his separation from service and thus are not shown as outstanding in the table above. Mr. Chiang also received PSP awards of 38,445 shares and 14,240 shares for the two three-year performance periods beginning in 2010 and 2011 (PSP VIII, IX) and a restricted stock unit award of 5,610 shares in lieu of PSP program periods approved after the spin; however, pursuant to the terms and conditions of the awards, restrictions lapsed six months following his separation from service and thus are not shown as outstanding in the table above. Amounts above also include PSP awards for the remaining truncated period of PSP VIII (May 2012 – December 2012) that were awarded in February 2013 as follows: Mr. Lance, 31,939 shares; Mr. Sheets, 7,021 shares; Mr. Fox 11,303 shares; Mr. Hirshberg 10,698 shares; and Mr. Wallette, 6,528 shares. Stock awards shown in the columns entitled Number of Shares or Units of Stock That Have Not Vested and Market Value of Shares or Units of Stock That Have Not Vested continue to have restrictions upon transferability. Under the PSP, stock awards are made in the form of restricted stock units or restricted stock, the former having been used in the most recent awards. The terms and conditions of both are substantially the same, requiring restriction on transferability until separation from service from the Company, although for performance periods beginning in 2009, restrictions will lapse five years from the anniversary of the grant date unless the employee has elected prior to the beginning of the performance period to defer the lapsing of such restrictions until separation from service from the Company. Except in cases where the five-year provision applies, forfeiture is expected to occur if the separation is not the result of death, disability, layoff, retirement after the executive has reached the age of 55 with five years of service, or after a change of control, although the HRCC has the authority to waive forfeiture. Restricted stock awards have voting rights and pay dividends. Restricted stock unit awards have no voting rights and pay dividend equivalents. Dividend equivalents, if any, on restricted stock units held are paid in cash or credited to each officer's account in the form of additional stock units. Neither pays dividends or dividend equivalents at preferential rates. Restricted stock held by the Named Executive Officers prior to November 17, 2001, was converted to restricted stock units prior to the completion of the merger, with the original restrictions still in place. In addition to stock awards actually granted, the table reflects potential stock awards to Named Executive Officers under ongoing performance periods for the PSP, for the performance periods from May 2012 through December 2013 and May 2012 through December 2014. These are shown at target levels in the columns entitled Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested and Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested. There is no assurance that these awards will be granted at, below, or above target after the end of the relevant performance periods, as the determination of whether to make an actual grant and the amount of any actual grant for Named Executive Officers is within the discretion of the HRCC. Until an actual grant is made, these target awards have no voting rights and pay no dividends or dividend equivalents. Stock awards shown reflect the closing price of ConocoPhillips common stock and Phillips 66 common stock, as reported on the NYSE, on December 31, 2012 ($57.99 and $53.10, respectively), the last trading day of 2012.

Amounts presented in Number of Shares or Units of Stock That Have Not Vested and Market Value of Shares or Units of Stock That Have Not Vested represent restricted stock and restricted stock unit awards granted with respect to prior periods. The plans and programs under which such grants were made provide that awards made in the form of restricted stock and restricted stock units be held in such form until the recipient retires. If such awards immediately vested upon completion of the relevant performance period, as we are informed by our compensation consultant is more typical for restricted stock programs, the amounts reflected in this column would be zero.

As a result of the repositioning, awards that were outstanding as of April 30, 2012 were converted. For restricted stock or performance share units, the awards were converted using the basket approach. Restricted stock units for all other off-cycle grants and for unearned PSP targets related to post-spin performance periods were converted using the concentrate ratio approach. Messrs. Mulva and Chiang as well as other former employee holders who retired upon or shortly after the separation had all of their outstanding equity converted using the basket approach.

(8) Includes 7,624 COP restricted shares and 3,812 PSX restricted shares for LTIP VIII – PSP I initial payout for which restrictions lapse at retirement; includes 5,834 COP restricted stock units and 2,917 PSX restricted stock units for LTIP VIII – LTIP IX for which restrictions lapse at retirement; includes 106,204 of COP and 53,103 of PSX restricted stock units related to grants for PSP I final payout – PSP VI for which restrictions lapse following separation from service; includes 99,538 of COP and 49,770 of PSX restricted stock units related to grants for PSP VII – PSP IX for which restrictions lapse five years from grant date; includes 31,939 COP restricted stock units related to the PSP VIII Tail grant for which restrictions lapse five years from grant date and that will be settled in cash; and includes 46,100 COP restricted stock units for which restrictions lapse on May 8, 2015. For certain awards, Mr. Lance has voluntarily elected to defer the lapsing of restrictions until separation from service. Subsequent elections may also impact the final timing of the payout of these awards.

(9) Includes 2,372,165 of COP and 1,177,028 of PSX restricted stock units related to grants for PSP I final payout – PSP VIII and an incentive award made in 2001 for which restrictions lapse, pursuant to Mr. Mulva's elections, beginning five years following his separation from service in ten annual installments; also includes an incentive award made in 2005 for 37,800 COP restricted stock units and 18,900 PSX restricted stock units for which restrictions lapse, pursuant to Mr. Mulva's elections, beginning one year following his separation from service in five annual installments. Subsequent elections may also impact the final timing of the payout of these awards.

(10) Includes 5,724 COP restricted shares and 2,862 PSX restricted shares for LTIP X and PSP I initial payout for which restrictions lapse at retirement; includes 13,848 COP restricted stock units and 6,924 PSX restricted stock units for LTIP VII – LTIP IX for which restrictions lapse at retirement; includes 61,433 of COP and 30,718 of PSX restricted stock units related to grants for PSP I final payout – PSP VI for which restrictions lapse following separation from service; includes 66,429 of COP and 33,215 of PSX restricted stock units related to grants for PSP VII – PSP IX for which restrictions lapse five years from grant date; includes 7,021 COP restricted stock units related to the PSP VIII Tail grant for which restrictions lapse five years from grant date and that will be settled in cash; and includes 1,908 COP restricted stock units for which restrictions lapse on May 8, 2015. For certain awards, Mr. Sheets has voluntarily elected to defer the lapsing of restrictions until separation from service. Subsequent elections may also impact the final timing of the payout of these awards.

(11) Includes 5,684 of COP and 2,843 of PSX restricted stock units related to grants for PSP VIII and IX for which restrictions lapse five years from grant date; includes 11,303 COP restricted stock units related to the PSP VIII tail grant for which restrictions lapse five years from grant date and that will be settled in cash; includes 31,221 COP restricted stock units for which restrictions lapse on May 8, 2015; also includes 79,102 COP restricted stock units for which restrictions lapse 50% on January 1, 2016 and 50% on January 1, 2017. Subsequent elections may also impact the final timing of the payout of these awards.

(12) Includes 63,407 of COP and 31,704 of PSX restricted stock units related to grants for PSP VII – PSP IX for which restrictions lapse five years from grant date; includes 10,698 COP restricted stock units related to the PSP VIII tail grant for which restrictions lapse five years from grant date and that will be settled in cash; includes 4,687 COP restricted stock units for which restrictions lapse on May 8, 2015; also includes 64,195 COP restricted stock units for which restrictions lapse on October 6, 2013. Subsequent elections may also impact the final timing of the payout of these awards.

(13) Includes 31,099 of COP and 15,551 of PSX restricted stock units related to grants for PSP I final payout – PSP VI for which restrictions lapse following separation from service; includes 38,061 of COP and 19,031 of PSX restricted stock units related to grants for PSP VII – PSP IX for which restrictions lapse five years from grant date; includes 6,528 COP restricted stock units related to the PSP VIII Tail grant for which restrictions lapse five years from grant date and that will be settled in cash; and includes 6,109 COP restricted stock units for which restrictions lapse on May 8, 2015. For certain awards, Mr. Wallette has voluntarily elected to defer the lapsing of restrictions until separation from service. Subsequent elections may also impact the final timing of the payout of these awards.

(14) Reflects potential stock awards under ongoing performance periods for the PSP, for the performance periods from May 2012 through December 2013 (Mr. Lance: 58,990 target units; Mr. Sheets 16,177 target units; Mr. Fox 25,366 target units; Mr. Hirshberg 19,602 target units; and Mr. Wallette 13,942 target units) and May 2012 through December 2014 (Mr. Lance: 94,968 target units; Mr. Sheets 28,329 target units; Mr. Fox 43,224 target units; Mr. Hirshberg 33,527 target units; and Mr. Wallette 23,580 target units). There is no assurance that these awards will be granted at, below, or above target after the end of the relevant performance periods, as the determination of whether to make an actual grant and the amount of any actual grant for Named Executive Officers is within the discretion of the HRCC.

(15) Mr. Mulva retired effective June 1, 2012, and Mr. Chiang retired effective May 1, 2012. The terms and conditions of the option awards reflected in the Option Awards columns generally allow them to be exercised for up to ten years from the date of the initial grant. Grants made in 2010, 2011 and 2012 became, or will become, exercisable in one-third increments on the anniversary dates of the grants, and the executives' retirement did not accelerate or terminate that exercisability. Restrictions on all outstanding stock awards will lapse and unrestricted stock will be issued based on the employee's election schedule, or, in the absence of an election, in accordance with the default terms of the award. For the Stock Option Program and PSP, except in cases of death, disability, or demotion, if the employee has participated for less than a year in a program period, awards related to that program period are forfeited.

Option Exercises and Stock Vested

		Option Awards		Stock Awards	
Name	**Security**	**Number of Shares Acquired on Exercise (#)**	**Value Realized Upon Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized Upon Vesting ($)**
R.M. Lance	COP	-	$ -	-	$ -
	PSX	60,611	715,575	-	-
J.J. Mulva[1]	COP	1,803,886	67,325,485	1,201,341	64,871,697
	PSX	901,942	34,571,337	600,671	21,963,387
J.W. Sheets[2]	COP	31,429	1,320,566	-	-
	PSX	28,016	570,903	-	-
M.J. Fox	COP	-	-	-	-
	PSX	-	-	-	-
A.J. Hirshberg	COP	-	-	-	-
	PSX	-	-	-	-
D.E. Wallette	COP	26,189	981,976	-	-
	PSX	13,094	363,380	-	-
W.C.W. Chiang[3]	COP	203,820	5,541,438	178,991	10,417,212
	PSX	112,467	3,348,071	89,496	4,177,642

(1) *Mr. Mulva retired on June 1, 2012. Mr. Mulva's stock option exercises in 2012 related to grants that were to expire in 2012, 2013, and 2014. Stock awards that vested include those with restrictions lapsing on his retirement date as well as awards with restrictions lapsing six months following his separation from service.*

(2) *The shares acquired on exercise for Mr. Sheets include 5,238 options from the October 22, 2002 grant that was exercised prior to the repositioning and equity conversion. Otherwise, all other stock option exercises for the Named Executive Officers related to equity award grants that were converted following the repositioning.*

(3) *Mr. Chiang received restricted stock units and restricted stock awards during his employment. In accordance with the terms and conditions of certain awards, the value of these awards were credited to Mr. Chiang's Key Employee Deferred Compensation Plan account in lieu of receiving unrestricted shares because he had not yet reached normal retirement age (age 65). Accordingly, upon his retirement, 5,574 shares of ConocoPhillips restricted stock and 2,787 shares of Phillips 66 restricted stock were canceled and a value of $413,753 that is net of applicable withholding taxes was credited to his deferred compensation account. Also see note 2 to the Nonqualified Deferred Compensation Table on page 73.*

Pension Benefits

ConocoPhillips maintains several defined benefit plans for its eligible employees. With regard to U.S.-based salaried employees, the defined benefit plan that is qualified under the Internal Revenue Code is the ConocoPhillips Retirement Plan ("CPRP").

The CPRP is a non-contributory plan that is funded through a trust. The CPRP consists of eight titles, each one corresponding to a different pension formula and having numerous other differences in terms and conditions. Employees are eligible for current participation in only one title (although an employee may also have a frozen benefit under one or more other titles), and eligibility is based on heritage company and time of hire. Of the Named Executive Officers, Messrs. Lance, Mulva, Sheets, and Wallette (having been employees of Phillips Petroleum Company) are eligible for, and vested in, benefits under Title I of the CPRP, and Messrs. Fox, Hirshberg, and Chiang are eligible for (and Messrs. Fox and Chiang were vested in) benefits under Title II (with Mr. Chiang, having been an employee of Tosco, also having a frozen vested benefit under Title III, with regard to his participation prior to 2002). Titles I and III provide a final average earnings type of pension benefit for eligible employees payable at normal or early retirement from the Company. Under Title I, normal retirement occurs upon termination on or after age 65; early retirement can occur at age 55 with five years of service (or if laid off during or after the year in which the participant reaches age 50), while under Title III, early retirement can occur at age 55 with 10 years of service. Under Title I, early retirement benefits are reduced by five percent per year for each year before age 60 that benefits are paid, but for benefits that commence at or after age 60, the benefit is unreduced. Under Title III, early retirement benefits are reduced by 6.67 percent per year for each year before age 60, unless the participant has at least 85 points awarded, with one point awarded for each year of age and one point awarded for each year of service; there is no reduction for a participant with 85 points or whose benefits begin at or after age 60 (provided the participant is also at least age 55 and has at least 10 years of service at the time of retirement).

Mr. Mulva was retirement-eligible at his retirement date. Messrs. Lance, Sheets, Fox, Hirshberg, and Wallette were not eligible for early retirement at the end of 2012. Mr. Chiang was retirement-eligible at his retirement date for his Title II benefits. Under Titles I and III, employees become vested in the benefits after five years of service, and all of the Named Executive Officers are vested in their benefits thereunder. Under Title II, employees become vested in their benefits after three years of service. Messrs. Fox and Chiang are vested in their benefits under Title II while Mr. Hirshberg is not. Titles I and II allow the employee to elect the form of benefit payment from among several annuity types or a single sum payment option, but all of the options are actuarially equivalent. Title III allows the employee to elect the form of benefit from among several annuity types, without a single payment option, but all options are actuarially equivalent.

Retirement benefits under Titles I and III are calculated as the product of 1.6 percent times years of credited service multiplied by the final annual eligible average compensation. Final annual eligible average compensation is calculated using the three highest consecutive years in the last ten calendar years before retirement plus the year of retirement. For Title III, final annual eligible average compensation is calculated using the highest consecutive 36 months of compensation in the last 120 months of service prior to retirement. In each case, such benefits are reduced by the product of 1.5 percent of the annual primary Social Security benefit multiplied by years of credited service, although a maximum reduction limit of 50 percent may apply in certain cases. The formula below provides an illustration as to how the retirement benefits are calculated. For purposes of the formula, "pension compensation" denotes the final annual eligible average compensation described above.

[1.6% x Pension Compensation x Years of Credited Service] – [1.5% x Annual Primary SS Benefit x Years of Credited Service]

Eligible pension compensation generally includes salary and annual incentive compensation. However, under Title I, if an eligible employee receives layoff benefits from the Company, eligible pension compensation includes the annualized salary for the year of layoff, rather than actual salary, and years of credited service are increased by any period for which layoff benefits are calculated. Furthermore, certain foreign service as an employee of Phillips Petroleum Company is counted as time and a quarter when determining the service element in the benefit formula under Title I.

Benefits under Title II are based on monthly pay and interest credits to a cash balance account created on the first day of the month after a participant's hire date. Pay credits are equal to a percentage of total salary and annual incentive compensation. Participants whose combined years of age and service total less than 44 receive a 6 percent pay credit, those with 44 through 65 receive a 7 percent pay credit, and those with 66 or more receive a 9 percent pay credit. Normal retirement age is 65, but participants may receive their vested benefit upon termination of employment at any age.

Eligible pension compensation under Titles I, II and III is limited in accordance with the Internal Revenue Code. In 2012, that limit was $250,000. The Internal Revenue Code also limits the annual benefit (expressed as an annuity) available under Titles I, II and III. In 2012, that limit was $200,000 (reduced actuarially for ages below 62).

In addition to participation in the U.S.-based plans as described above, Mr. Fox is a participant in the ConocoPhillips UK Pension Plan (the UK Plan), a defined benefit pension plan that is funded through a trust, with regard to the time he was on the U.K. payroll. The UK Plan is a U.K. registered plan with Her Majesty's Revenue and Customs. The UK Plan consists of 2 sections: the ConocoPhillips section and the Heritage Conoco section. The ConocoPhillips section is contributory. The Heritage Conoco section is non-contributory. Mr. Fox will be eligible for a benefit as a deferred vested participant in the Heritage Conoco section. Mr. Fox is not retirement eligible until age 55. The UK Plan provides a final-average-earnings type of pension benefit for eligible employees payable at normal pension age or early retirement upon approval by the Pension Board of Trustees. Under the provisions of the Plan, normal retirement occurs upon termination and after age 60 and entitles the recipient to full benefits. Early retirement may occur after termination and age 55, but results in reduced benefits for each year prior to age 60 that benefits are paid. In general, retirement benefits are calculated as the product of 1.75% times years of credited service times final pensionable salary. Final pensionable salary is basic annual salary plus pensionable allowances earned in the 12 months before active membership in the UK Plan ceased. The UK Plan allows participants a choice of taking a full annuity or a tax free cash lump sum up to 25% of the benefit and a reduced annuity. Both choices are actuarially equivalent and the lump sum is capped at 25% of the lifetime allowance.

As a registered pension plan, the maximum total increase in value that can occur in a tax year under all U.K. registered pension plans is the annual allowance. The annual allowance for tax years 2011/2012 and 2012/2013 is £50,000. Annual additions in excess of maximum total increase are subject to tax charge. In addition, a standard lifetime allowance is imposed. The standard lifetime allowance for tax years 2011/2012 and 2012/2013 is £1.5 million. If the total value of U.K. registered pension benefits exceeds the standard lifetime allowance, legislation dictates the excess will incur a tax penalty.

In addition, the Company maintains several nonqualified pension plans. These are funded through the general assets of the Company, although the Company also maintains trusts of the type generally known as "rabbi trusts" that may be used to pay benefits under the nonqualified pension plans. The plan available to the Named Executive Officers is the ConocoPhillips Key Employee Supplemental Retirement Plan ("KESRP"). This plan is designed to replace benefits that would otherwise not be received due to limitations contained in the Internal Revenue Code that apply to qualified plans. The two such limitations that most frequently impact the benefits to employees are the limit on compensation that can be taken into account in determining benefit accruals and the maximum annual pension benefit. In 2012, the former limit was set at $250,000, while the latter was set at $200,000. The KESRP determines a benefit without regard to such limits, and then reduces that benefit by the amount of benefit payable from the related qualified plan, the CPRP. Thus, in operation the combined benefits payable from the related plans for the eligible employee equals the benefit that would have been paid if there had been no limitations imposed by the Internal Revenue Code. Benefits under KESRP are generally paid in a single sum at the later of age 55 or six months after retirement. When payments do not begin until after retirement, interest at then current six-month Treasury-bill rates, under most circumstances, will be credited on the delayed benefits. Distribution may also be made upon a determination of death or disability.

Certain foreign service as an employee of Phillips Petroleum Company is counted as time and a quarter when determining the service element in the benefit formula under KESRP. Also under KESRP, certain incentive payments approved by the Phillips Board of Directors in 2000 are considered as pension compensation. Otherwise, the benefit formulas under KESRP take into account only actual service with the employer and compensation arising from salary and annual incentive compensation (our annual incentive compensation is performance-based and is included in the *Summary Compensation Table* as *Non-Equity Incentive Plan Compensation* for that reason). Among the Named Executive Officers, only Mr. Mulva had such credited service, which was included in the calculation for the lump sum distribution of his KESRP benefit that was made in 2012. The notes to the table below provide further detail on the credited service and pension compensation related to it.

Mr. Lance was an employee of ARCO Alaska, which was acquired by Phillips Petroleum Company in 2000. As such, a special provision applies in calculating pension benefits for such employees under Title I. First, the Company calculates a benefit under the Title I formula using service with both ARCO and ConocoPhillips, subtracting from the result the value of the benefit under the ARCO plan through the time of the acquisition (for which the BP Retirement Accumulation Plan remains liable, after the acquisition of ARCO by BP and certain plan mergers). Next, the Company calculates a benefit under the Title I formula using only service with ConocoPhillips. The Company compares the results of the two methods and the employee receives the larger benefit. For Mr. Lance, that calculation currently provides a larger benefit under the first method. The table reflects that benefit, showing only the value payable from the plan of ConocoPhillips, not from the BP Retirement Accumulation Plan.

Mr. Fox was previously an employee of Conoco UK, which merged with a Phillips subsidiary in 2002, at the merger of Conoco Inc. and Phillips Petroleum Company. Upon leaving the Company in 2003, Mr. Fox earned a deferred vested pension benefit in the ConocoPhillips UK Pension Plan. When Mr. Fox returned to ConocoPhillips, he became a participant in the U.S. CPRP Title II. The deferred vested benefit earned as a participant in the ConocoPhillips UK Pension Plan is taken into account when determining his Title II benefit in CPRP and his KESRP benefit.

Mr. Hirshberg was previously an employee of Exxon Mobil Corporation. In connection with his hiring by ConocoPhillips, the Company agreed to provide Mr. Hirshberg with a benefit under KESRP equal to the benefit calculated under KESRP for a participant in Title I of CPRP, reduced by actual benefits payable from CPRP or other ConocoPhillips plans and by estimated benefits payable from the plans of ExxonMobil. Mr. Hirshberg is vested in the benefit payable under KESRP. The table reflects that benefit, showing only the values payable from the plans of ConocoPhillips, not from the plans of ExxonMobil.

Mr. Chiang was an employee of Tosco Corporation, which was acquired by Phillips Petroleum Company in 2001. In 2002, he and other eligible employees of Phillips Petroleum Company, either of Phillips heritage or of Tosco heritage, were given the option either to remain in their applicable existing final average earnings type of pension plan (now known as Title I for heritage Phillips employees and Title III for heritage Tosco employees) or begin participation in a cash balance type of pension plan (Title II). Mr. Chiang elected to begin participating in the cash balance plan. With regard to his frozen Title III benefits, a portion of the benefits paid by the ConocoPhillips plans may also be reduced due to Mr. Chiang's participation in certain plans of Unocal, where he worked prior to Phillips' acquisition of its certain assets in 1997. The table reflects the values of benefits for Mr. Chiang under both titles of the ConocoPhillips plan, as well as under KESRP, but not the value estimated to be payable from the Unocal plans.

Except where otherwise noted, assumptions used in calculating the present value of accumulated benefits in the table are found in Note 19 in the Notes to Consolidated Financial Statements in the Company's 2012 Annual Report on Form 10-K.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
R.M. Lance	Title I - ConocoPhillips Retirement Plan	29	$ 738,805	$ -
	ConocoPhillips Key Employee Supplemental Retirement Plan		6,779,109	-
J.J. Mulva[2][3]	Title I - ConocoPhillips Retirement Plan	41	-	1,975,847
	ConocoPhillips Key Employee Supplemental Retirement Plan		-	68,380,702
J.W. Sheets	Title I - ConocoPhillips Retirement Plan	33	1,405,339	-
	ConocoPhillips Key Employee Supplemental Retirement Plan		6,277,821	-
M.J. Fox[4]	Title II - ConocoPhillips Retirement Plan	27	237,903	-
	ConocoPhillips UK Pension Plan	20	1,037,775	-
	ConocoPhillips Key Employee Supplemental Retirement Plan		79,845	-
A.J. Hirshberg[5]	Title II - ConocoPhillips Retirement Plan	2	47,878	-
	ConocoPhillips Key Employee Supplemental Retirement Plan	30	7,291,224	-
D.E. Wallette	Title I - ConocoPhillips Retirement Plan	32	1,338,184	-
	ConocoPhillips Key Employee Supplemental Retirement Plan		4,187,612	-
W.C.W. Chiang[6]	Title II - ConocoPhillips Retirement Plan	10	-	213,474
	Title III - ConocoPhillips Retirement Plan	6	169,839	-
	ConocoPhillips Key Employee Supplemental Retirement Plan		485,362	-

(1) *In determining the present value of the accumulated benefit for each Named Executive Officer, the eligible pension compensation, as defined on pages 70 through 72, used to calculate the amounts in this column as of December 31, 2012, for each Named Executive Officer is: Mr. Lance, $5,266,136; Mr. Sheets, $3,740,565; Mr. Fox, $134,480; Mr. Hirshberg, $3,142,891; Mr. Wallette, $2,835,590; and Mr. Chiang, $544,167. Mr. Fox's UK pension benefit and eligible pension compensation was converted to U.S. dollars at an exchange rate per British Pound Sterling of $1.62 as of December 31, 2012.*

(2) *Includes additional credited service for Mr. Mulva of 18.25 months related to foreign assignments and an additional 2 months credited service for accrued vacation under Title I.*

(3) *Mr. Mulva separated from service effective May 1, 2012, and retired effective June 1, 2012 and received a lump-sum distribution of his qualified and nonqualified pension benefit. In determining the benefit for Mr. Mulva, this amount reflects as an element of pension compensation the value of an off-cycle award of restricted stock and of an off-cycle performance incentive award both approved by the Phillips Petroleum Company Compensation Committee in 2000, but with regard to which the performance conditions were met in 2005. The value of the two off-cycle awards included as part of pension compensation for 2005 was $6,278,301 for Mr. Mulva.*

(4) *Mr. Fox became an employee of ConocoPhillips on January 1, 2012. Prior to joining ConocoPhillips, Mr. Fox was an employee of Nexen Inc. None of the benefits earned by Mr. Fox as an employee of Nexen is included in the table. The service credited to Mr. Fox does not include his time of service with Nexen. However, prior to his service at Nexen, Mr. Fox had been an employee of ConocoPhillips and ConocoPhillips UK. Mr. Fox's service shown in the table includes that prior service with ConocoPhillips, in accordance with the standard terms and conditions of the applicable plans. Under Title II, and related provisions in KESRP, Mr. Fox received pay credits equal to 9% of his pension compensation in 2012, when his combined age and years of service exceeded 65. See the Narrative above for a discussion of this feature. For these purposes, years of service would include total years of service with ConocoPhillips, which, in Mr. Fox's case, are 27.*

(5) *Mr. Hirshberg became an employee of ConocoPhillips on October 6, 2010. Prior to joining ConocoPhillips, Mr. Hirshberg was employed by ExxonMobil and participated in its defined benefit plans. None of the benefits earned by Mr. Hirshberg as an employee of ExxonMobil is included in the table. The service credited to Mr. Hirshberg does not include his time of service with ExxonMobil with regard to calculation of his benefit under Title II, but, pursuant to the offer letter and resolutions approved by the HRCC in connection with his hire, service credited to Mr. Hirshberg with regard to calculation of his benefit under KESRP does include his time of service with ExxonMobil. This is reflected in the table by showing different service crediting periods for Mr. Hirshberg with regard to each of the plans. The service crediting period for Title II is also included in the service crediting period for KESRP.*

(6) *Mr. Chiang retired effective May 1, 2012 and received a lump-sum distribution of his qualified Title II benefits. Mr. Chiang is not eligible for a lump sum distribution of his nonqualified KESRP benefit until he reaches age 55. A lump sum distribution option is not available for his Title III Tosco frozen benefit. The annuity will commence at age 65 unless an election is made to commence at or after age 55 in which case the annuity will be discounted.*

Nonqualified Deferred Compensation

ConocoPhillips maintains several nonqualified deferred compensation plans for its eligible employees. Those available to the Named Executive Officers are briefly described below.

The Key Employee Deferred Compensation Plan of ConocoPhillips ("KEDCP") is a nonqualified deferral plan that permits certain key employees to voluntarily defer salary and VCIP, or other similar annual incentive compensation program payments that would otherwise be received in the subsequent year. The KEDCP permits eligible employees to defer compensation of up to 100 percent of VCIP and up to 50 percent of salary. All of the Named Executive Officers are eligible to participate in the KEDCP.

Under the KEDCP, for amounts deferred and vested after December 31, 2004, the default distribution option is to receive a lump sum to be paid at least six months after separation from service. Participants may elect to defer payments from one to five years after separation, and to receive annual, semiannual, or quarterly payments for a period of up to 15 years. For elections that set a date certain for payment, the distribution will begin in the calendar quarter following the date requested and will be paid out on the distribution schedule elected by the participant.

For amounts deferred prior to January 1, 2005, a one-time revision of the ten annual installment payments schedule is allowed from 365 days to no later than 90 days prior to retirement at age 55 or above or within 30 days after being notified of layoff in the calendar year in which the employee is age 50 or above. Participants may receive distributions in one to 15 annual installments, two to 30 semi-annual installments, or four to 60 quarterly installments.

The Defined Contribution Make-Up Plan of ConocoPhillips ("DCMP") is a nonqualified restoration plan under which the Company makes employer contributions and stock allocations that cannot be made in the qualified ConocoPhillips Savings Plan ("CPSP")—a defined contribution plan of the type often referred to as a 401(k) plan—due to certain voluntary reductions of salary under the KEDCP or due to limitations imposed by the Internal Revenue Code. For 2012, the Internal Revenue Code limited the amount of compensation that could be taken into account in determining a benefit under the CPSP to $250,000. Employees make no contributions to the DCMP.

Under the DCMP, amounts vested after December 31, 2004, will be distributed as a lump sum six months after separation from service, or, at a participant's election, in one to 15 annual payments, no earlier than one year after separation from service. For amounts vested prior to January 1, 2005, participants may, from 365 days to no later than 90 days prior to termination or within 30 days of being notified of layoff, indicate a preference to defer the value into their account under the KEDCP.

Each participant directs investments of the individual accounts set up for that participant under both the KEDCP and DCMP. Participants may make changes in the investments as often as daily. All ConocoPhillips defined contribution nonqualified deferred compensation plans allow investment of deferred amounts in a broad range of mutual funds or other market-based investments, including ConocoPhillips stock. As market-based investments, none of these provide above-market return. Since each executive participating in each plan chooses the investment vehicle or vehicles and may change his or her allocations from time to time (as often as daily), the return on the investment will depend on how well the underlying investment fund performed during the period the executive chose it as an investment vehicle. The aggregate performance of such investment is reflected in the *Nonqualified Deferred Compensation Table* under the column *Aggregate Earnings in Last Fiscal Year.*

Benefits due under each of the plans discussed above are paid from the general assets of the Company, although the Company also maintains trusts of the type generally known as "rabbi trusts" that may be used to pay benefits under the plans. The trusts and the funds held in them are assets of ConocoPhillips. In the event of bankruptcy, participants would be unsecured general creditors.

Name	Applicable Plan[1]	Beginning Balance ($)	Executive Contributions in Last FY ($)[2]	Registrant Contributions in Last FY ($)[3]	Aggregate Earnings in last FY ($)[4]	Aggregate Withdrawals/ Distributions ($)[5]	Aggregate Balance at Last FYE ($)[6]
R.M. Lance	Defined Contribution Make-Up Plan of ConocoPhillips	$ 420,904	$ -	$ 85,974	$ 92,405	$ -	$ 599,283
	Key Employee Deferred Compensation Plan of ConocoPhillips	1,640,182	-	-	113,922	-	1,754,104
J.J. Mulva	Defined Contribution Make-Up Plan of ConocoPhillips	4,712,337	-	140,616	972,497	-	5,825,450
	Key Employee Deferred Compensation Plan of ConocoPhillips	39,668,366	-	-	6,593,393	-	46,261,759
J.W. Sheets	Defined Contribution Make-Up Plan of ConocoPhillips	243,096	-	48,817	53,359	-	345,272
	Key Employee Deferred Compensation Plan of ConocoPhillips	2,788,873	768,972	-	250,008	-	3,807,853
M.J. Fox	Defined Contribution Make-Up Plan of ConocoPhillips	-	-	18,621	686	-	19,307
	Key Employee Deferred Compensation Plan of ConocoPhillips	-	-	-	-	-	-
A.J. Hirshberg[7]	Defined Contribution Make-Up Plan of ConocoPhillips	20,123	-	71,189	14,035	-	105,347
	Key Employee Deferred Compensation Plan of ConocoPhillips	3,533,786	-	-	393,596	(3,477,099)	450,283
D.E. Wallette	Defined Contribution Make-Up Plan of ConocoPhillips	103,426	-	26,307	20,032	-	149,765
	Key Employee Deferred Compensation Plan of ConocoPhillips	1,921,653	673,208	-	254,599	-	2,849,460
W.C.W. Chiang	Defined Contribution Make-Up Plan of ConocoPhillips	256,849	-	45,226	52,007	(33,291)	320,791
	Key Employee Deferred Compensation Plan of ConocoPhillips	207,532	413,753	-	21,984	-	643,269

(1) *Our primary defined contribution deferred compensation programs for executives (KEDCP and DCMP) make a variety of investments available to participants. As of December 31, 2012, there were a total of 97 investment options, 40 of which were the same as those available in the Company's primary tax-qualified defined contribution plan for employees (its 401(k) plan, the ConocoPhillips Savings Plan) and 57 of which were other various mutual fund options approved by an administrator designated by the relevant plan.*

(2) *Mr. Chiang received restricted stock unit and restricted stock awards during his employment. In accordance with the terms and conditions of certain awards, the value of these awards were credited to Mr. Chiang's Key Employee Deferred Compensation Plan account in lieu of receiving unrestricted shares because he had not reached normal retirement age (age 65). Accordingly, upon his retirement, 5,574 shares of ConocoPhillips restricted stock and 2,787 shares of Phillips 66 restricted stock were canceled and a value of $413,753 that is net of applicable withholding taxes was credited to his deferred compensation account. Also see note 3 to the Option Exercises and Stock Vested Table on page 70. For Mr. Sheets, this column reflects $768,972 in salary deferred in 2012 (included in the 2012 Salary column of the Summary Compensation Table). For Mr. Wallette, this column reflects $154,288 in salary and $518,920 in 2011 VCIP deferred (included in the 2012 Salary and 2011 Non-Equity Incentive Plan Compensation columns respectively of the Summary Compensation Table).*

(3) *Reflects contributions by the Company under the DCMP in 2012 (included in the All Other Compensation column of the Summary Compensation Table on page 58 for 2012).*

(4) *None of these earnings is included in the Summary Compensation Table for 2012.*

(5) *As to the distributions from the Defined Contribution Make-Up Plan to Mr. Chiang, the amount reflects pre-2005 contributions that were distributed in 2012 after his retirement. Distributions of Messrs. Mulva and Chiang's remaining KEDCP and DCMP balances will be made in accordance with the plan rules and elections made by each of them.*

(6) *Reflects contributions by our Named Executive Officers, contributions by the Company, and earnings on balances prior to 2012; plus contributions by our Named Executive Officers, contributions by the Company, and earnings for 2012 (shown in the appropriate columns of this table, with amounts that are included in the Summary Compensation Table for 2012 shown in notes 2, 3 and 4 above).*

(7) *Mr. Hirshberg became an employee of the Company on October 6, 2010. Pursuant to the terms of his offer letter (approved by the HRCC), a KEDCP account was created for Mr. Hirshberg at the time of his employment and credited with $6,357,436. Forty-seven percent of the account balance as of the first anniversary of his employment vested in 2011, 47 percent vested in 2012 on the second anniversary of his employment, and the remainder will vest on the third anniversary of his employment. Distributions will occur on the dates of vesting, unless Mr. Hirshberg has made timely elections to delay distribution. He did not elect to delay the distribution resulting from the vesting on the first or second anniversary of his employment.*

Executive Severance and Changes in Control

Salary and other compensation for our Named Executive Officers is set by the HRCC, as described in *"Compensation Discussion and Analysis"* beginning on page 39 of this proxy statement. These officers may participate in the Company's employee benefit plans and programs for which they are eligible, in accordance with their terms. The amounts earned by the Named Executive Officers for 2012 appear in the various *Executive Compensation Tables* beginning on page 58 of this proxy statement.

Each of our Named Executive Officers is expected to receive amounts earned during his term of employment unless he voluntarily resigns prior to becoming retirement-eligible or is terminated for cause. Such amounts include:

- VCIP compensation earned during the fiscal year;
- Grants pursuant to the PSP for the most-recently completed performance period and ongoing performance periods in which the executive participated for at least one year;
- Previously granted restricted stock and restricted stock units;
- Vested stock option grants under the Stock Option Program;
- Amounts contributed and vested under our defined contribution plans; and
- Amounts accrued and vested under our retirement plans.

While normal retirement age under our benefit plans is 65, early retirement provisions allow benefits at earlier ages if vesting requirements are met, as discussed in the sections of this proxy statement entitled *"Pension Benefits"* and *"Nonqualified Deferred Compensation."* For our compensation programs (VCIP, Stock Option Program, and PSP), early retirement is generally defined to be termination at or after the age of 55 with five years of service. As of December 31, 2012, Messrs. Lance, Sheets, Fox, Hirshberg, and Wallette had not met the early retirement criteria under either the applicable title of the pension plan or of our compensation programs. In addition, specific severance arrangements for executive officers, including the Named Executive Officers, are provided under two severance plans of ConocoPhillips: one being the ConocoPhillips Executive Severance Plan ("CPESP"), available to a limited number of senior executives; and the other being the ConocoPhillips Key Employee Change in Control Severance Plan ("CICSP"), also available to a limited number of senior executives, but only upon a change in control. These arrangements are described below. Executives are not entitled to participate in both plans as a result of a single event; for example, executives receiving benefits under the CICSP would not be entitled to benefits potentially payable under the CPESP relating to the event giving rise to benefits under the CICSP.

ConocoPhillips Executive Severance Plan

The CPESP covers executives in salary grades generally corresponding to vice president and higher. Under the CPESP, if the Company terminates the employment of a plan participant other than for cause, as defined in the plan, upon executing a general release of liability and, if requested by the Company, an agreement not to compete with the Company, the participant will be entitled to:

- A lump-sum cash payment equal to one-and-a-half or two times the sum of the employee's base salary and current target VCIP;
- A lump-sum cash payment equal to the present value of the increase in pension benefits that would result from the crediting of an additional one-and-a-half or two years to the employee's number of years of age and service under the applicable pension plan;
- A lump-sum cash payment equal to the Company cost of certain welfare benefits for an additional one-and-a-half or two years;
- Continuation in eligibility for a pro rata portion of the annual VCIP for which the employee is eligible in the year of termination; and
- Treatment as a layoff under the various compensation and equity programs of the Company—generally, layoff treatment will allow executives to retain awards previously made and continue their eligibility under ongoing Company programs, thus, actual program grants of restricted stock or restricted stock units would vest and the executive would remain eligible for awards attributable to ongoing performance periods under the PSP in which he or she had participated for at least one year.

The Company may amend or terminate the CPESP at any time. Amounts payable under the plan will be offset by any payments or benefits that are payable to the severed employee under any other plan, policy, or program of ConocoPhillips relating to severance, and amounts may also be reduced in the event of willful and bad faith conduct demonstrably injurious to the Company, monetarily or otherwise.

ConocoPhillips Key Employee Change in Control Severance Plan

The CICSP covers executives in salary grades generally corresponding to vice president and higher. Under the CICSP if the employment of a participant in the plan is terminated by the Company within two years after a "change in control" of ConocoPhillips, other than for cause, or by the participant for good reason, as such terms are defined in the plan, upon executing a general release of liability, the participant will be entitled to:

- A lump-sum cash payment equal to two or three times the sum of the employee's base salary and the higher of current target VCIP compensation or previous two years' average VCIP compensation;
- A lump-sum cash payment equal to the present value of the increase in pension benefits that would result from the crediting of an additional two or three years to the employee's number of years of age and service under the applicable pension plan;
- A lump-sum cash payment equal to the Company cost of certain welfare benefits for an additional two or three years;
- Continuation in eligibility for a pro rata portion of the annual VCIP compensation for which the employee is eligible in the year of termination; and

- If necessary, a gross-up payment sufficient to compensate the participant for the amount of any excise tax imposed on payments made under the plan or otherwise pursuant to section 4999 of the Internal Revenue Code and for any taxes imposed on this additional payment, although if the applicable payments are not more than 110 percent of the "safe harbor" amount under section 280G of the Internal Revenue Code, the payments are "cut back" to the safe harbor amount rather than a gross-up payment being made. Employees who become participants in the plan after the repositioning of the Company are not eligible for this gross-up payment.

Upon a change in control, each participant's equity awards will vest and any applicable restrictions will lapse. Participants will continue to be able to exercise stock options for their remaining terms, but exercisability of stock options will not be accelerated. No distributions are made with respect to restricted stock units until after the participant separates from service. After a change in control, the CICSP may not be amended or terminated if such amendment would be adverse to the interests of any eligible employee, without the employee's written consent. Amounts payable under the plan will be offset by any payments or benefits that are payable to the severed employee under any other plan, policy, or program of ConocoPhillips relating to severance, and amounts may also be reduced in the event of willful and bad faith conduct demonstrably injurious to the Company, monetarily or otherwise.

Other Arrangements

Mr. Hirshberg became an employee of ConocoPhillips on October 6, 2010. The HRCC approved an offer letter to him which described the terms and conditions of employment, including the fact that he would serve as an at-will employee. The letter also provided certain protections against termination events. He will be considered to have been terminated by the Company if the Company terminates his employment either without cause or if his employment is terminated by mutual agreement, or if he initiates the termination of his employment (but only if given good reason to do so), prior to attaining age 55. Any severance benefits to which he may become entitled prior to attainment of age 55 will not be less than the severance benefits provided under the letter, the CPESP, and the CICSP as those plans were in effect on the date of the letter.

Mr. Fox became an employee of ConocoPhillips on January 1, 2012. The HRCC approved an offer letter to him which described the terms and conditions of his employment, including the fact that he would serve as an at-will employee. The letter provided no further protections to Mr. Fox, although it noted his eligibility for the CPESP and CICSP.

Quantification of Severance Payments

The tables below reflect the amount of incremental compensation payable in excess of the items listed above to each of our Named Executive Officers in the event of termination of such executive's employment other than as a result of voluntary resignation. The amount of compensation payable to each Named Executive Officer upon involuntary not-for-cause termination, for-cause termination, termination following a change-in-control ("CIC") (either involuntarily without cause or for good reason) and in the event of the death or disability of the executive is shown below. The amounts shown assume that such termination was effective as of December 31, 2012, and thus include amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive's separation from the Company.

The following tables reflect additional incremental amounts to which each of our Named Executive Officers (other than Messrs. Mulva and Chiang, who retired from the Company effective June 1, 2012 and May 1, 2012, respectively) would be entitled if their employment were terminated due to the events described above.

Executive Benefits and Payments Upon Termination	**Involuntary Not-for-Cause Termination (Not CIC) ($)**	**For-Cause Termination ($)**	**Involuntary or Good Reason Termination (CIC) ($)**	**Death ($)**	**Disability ($)**
R.M. Lance†					
Base Salary	$ 3,000,000	$ -	$ 4,500,000	$ -	$ -
Short-term Incentive	4,050,000	-	6,075,000	-	-
Variable Cash Incentive Program	2,025,000	-	2,025,000	2,025,000	2,025,000
May 2012 - December 2012 (performance period)	1,852,143	-	1,852,143	1,852,143	1,852,143
May 2012 - December 2013 (performance period)	1,368,274	-	1,368,274	1,368,274	1,368,274
January 2012 - December 2014 (performance period)	1,505,188	-	1,505,188	1,505,188	1,505,188
Restricted Stock/Units from prior periods	19,820,275	-	15,046,433	20,711,407	20,711,407
Stock Options/SARs:					
Unvested and Accelerated	1,410,510	-	1,438,449	1,438,449	1,438,449
Incremental Pension	5,156,192	-	5,506,339	-	-
Post-employment Health & Welfare	50,780	-	76,543	-	-
Life Insurance	-	-	-	3,000,000	-
280G Tax Gross-up	-	-	10,111,399	-	-
	40,238,362	**-**	**49,504,768**	**31,900,461**	**28,900,461**

Executive Benefits and Payments Upon Termination	Involuntary Not-for-Cause Termination (Not CIC) ($)	For-Cause Termination ($)	Involuntary or Good Reason Termination (CIC) ($)	Death ($)	Disability ($)
J.W. Sheets†					
Base Salary	$ 1,691,200	$ -	$ 2,536,800	$ -	$ -
Short-term Incentive	1,589,728	-	2,384,592	-	-
Variable Cash Incentive Program	794,864	-	794,864	794,864	794,864
May 2012 - December 2012 (performance period)	407,148	-	407,148	407,148	407,148
May 2012 - December 2013 (performance period)	329,151	-	329,151	329,151	329,151
January 2012 - December 2014 (performance period)	455,395	-	455,395	455,395	455,395
Restricted Stock/Units from prior periods	11,367,230	-	7,857,297	11,404,112	11,404,112
Stock Options/SARs:					
Unvested and Accelerated	800,235	-	822,189	822,189	822,189
Incremental Pension	5,437,894	-	6,311,242	-	-
Post-employment Health & Welfare	38,962	-	59,705	-	-
Life Insurance	-	-	-	1,691,200	-
280G Tax Gross-up	-	-	4,779,160	-	-
	22,911,807	**-**	**26,737,543**	**15,904,059**	**14,212,859**

Executive Benefits and Payments Upon Termination	Involuntary Not-for-Cause Termination (Not CIC) ($)	For-Cause Termination ($)	Involuntary or Good Reason Termination (CIC) ($)	Death ($)	Disability ($)
M.J. Fox†					
Base Salary	$ 2,320,400	$ -	$ 3,480,600	$ -	$ -
Short-term Incentive	2,250,788	-	3,376,182	-	-
Variable Cash Incentive Program	1,125,394	-	1,125,394	1,125,394	1,125,394
May 2012 - December 2012 (performance period)	655,461	-	655,461	655,461	655,461
May 2012 - December 2013 (performance period)	480,273	-	480,273	480,273	480,273
January 2012 - December 2014 (performance period)	574,797	-	574,797	574,797	574,797
Restricted Stock/Units from prior periods	6,671,301	-	6,727,246	6,878,209	6,878,209
Stock Options/SARs:					
Unvested and Accelerated	191,088	-	208,460	208,460	208,460
Incremental Pension	414,997	-	645,185	-	-
Post-employment Health & Welfare	43,216	-	64,824	-	-
Life Insurance	-	-	-	2,320,400	-
280G Tax Gross-up	-	-	4,499,980	-	-
	14,727,715	**-**	**21,838,402**	**12,242,994**	**9,922,594**

Executive Benefits and Payments Upon Termination	Involuntary Not-for-Cause Termination (Not CIC) ($)	For-Cause Termination ($)	Involuntary or Good Reason Termination (CIC) ($)	Death ($)	Disability ($)
A.J. Hirshberg†					
Base Salary	$ 1,970,000	$ -	$ 2,955,000	$ -	$ -
Short-term Incentive	1,851,800	-	2,777,700	-	-
Variable Cash Incentive Program	925,900	-	925,900	925,900	925,900
Key Employee Deferred Compensation Plan	-	(450,283)	-	-	-
May 2012 - December 2012 (performance period)	620,377	-	620,377	620,377	620,377
May 2012 - December 2013 (performance period)	454,700	-	454,700	454,700	454,700
January 2012 - December 2014 (performance period)	614,404	-	614,404	614,404	614,404
Restricted Stock/Units from 2010 inducement grant	-	(3,873,631)	-	-	-
Restricted Stock/Units from prior periods	5,541,615	-	3,948,771	5,632,253	5,632,253
Stock Options/SARs:					
Unvested and Accelerated	591,374	-	619,313	619,313	619,313
Incremental Pension	4,794,390	-	6,126,387	-	-
Post-employment Health & Welfare	150,683	-	230,434	-	-
Life Insurance	-	-	-	1,970,000	-
280G Tax Gross-up	-	-	4,979,636	-	-
	17,515,243	**(4,323,914)**	**24,252,622**	**10,836,947**	**8,866,947**

Executive Benefits and Payments Upon Termination	Involuntary Not-for-Cause Termination (Not CIC) ($)	For-Cause Termination ($)	Involuntary or Good Reason Termination (CIC) ($)	Death ($)	Disability ($)
D.E. Wallette†					
Base Salary	$ 1,541,600	$ -	$ 2,312,400	$ -	$ -
Short-term Incentive	1,372,024	-	2,058,036	-	-
Variable Cash Incentive Program	686,012	-	686,012	686,012	686,012
May 2012 - December 2012 (performance period)	378,559	-	378,559	378,559	378,559
May 2012 - December 2013 (performance period)	285,079	-	285,079	285,079	285,079
January 2012 - December 2014 (performance period)	346,896	-	346,896	346,896	346,896
Restricted Stock/Units from prior periods	6,083,028	-	4,364,849	6,201,154	6,201,154
Stock Options/SARs:					
Unvested and Accelerated	495,088	-	506,338	506,338	506,338
Incremental Pension	3,695,604	-	4,338,119	-	-
Post-employment Health & Welfare	36,173	-	55,417	-	-
Life Insurance	-	-	-	1,541,600	-
280G Tax Gross-up	-	-	3,689,407	-	-
	14,920,063	**-**	**19,021,112**	**9,945,638**	**8,404,038**

† **Notes Applicable to All Termination Tables**—*In preparing each of the tables above, certain assumptions have been made. Benefits that would be available generally to all or substantially all salaried employees on the U.S. payroll are not included in the amounts shown. The following assumptions were also made:*

- **Short-Term Incentives**—*For the short-term incentive amounts, in the event of an involuntary not-for-cause termination not related to a change in control ("regular involuntary termination"), the amount reflects two times current VCIP target, while in the event of an involuntary or good reason termination related to a change in control ("CIC termination"), the amount reflects three times current VCIP target or three times the average of the prior two VCIP payouts.*
- **Variable Cash Incentive Program**—*For the VCIP amounts, in the event of an involuntary not-for-cause termination not related to a change in control ("regular involuntary termination") or an involuntary or good reason CIC termination, the amount reflects the employee's pro rata current VCIP target. Targets for VCIP are for a full year and are pro rata for the Named Executive Officers based on time spent in their respective positions.*
- **Long-Term Incentives**—*For the performance periods related to PSP, amounts for the May 2012 - December 2012 period are shown at the payout amount that was awarded in February 2013, while amounts for other periods are prorated to reflect the portion of the performance period completed by the end of 2012. For restricted stock and restricted stock units awarded under PSP, amounts reflect the closing price of ConocoPhillips common stock and Phillips 66 common stock, as reported on the NYSE, on December 31, 2012 ($57.99 and $53.10, respectively), the last trading day of 2012. In the Change-in-Control column it is assumed that a CIC event will not trigger acceleration of any Phillips 66 equity awards that were awarded as part of the equity conversion upon the repositioning of ConocoPhillips into an independent E&P company.*
- **Stock Options**—*For stock options where the December 31, 2012 ConocoPhillips common stock price was higher than the option exercise price, the amounts reflect the intrinsic value as if the options had been exercised on December 31, 2012, but only regarding the options that the executive would have retained for the specific termination event. For options with respect to which the December 31, 2012 ConocoPhillips common stock price was lower than the option exercise price, the amounts reflect a zero intrinsic value regarding the options that the executive would have retained for the specific termination event.*
- **Incremental Pension Values**—*For the incremental pension value, the amounts reflect the single sum value of the increment due to an additional two years of age and service with associated pension compensation in the event of regular involuntary termination (three years in the event of a CIC termination), regardless of whether the value is provided directly through a defined benefit plan or through the relevant severance plan.*
- **280G Tax Gross-up**—*Each Named Executive Officer is entitled, under the change in control plan, to an associated "excise tax gross-up" to the extent any CIC payment triggers the golden parachute excise tax provisions under Section 4999 of the Internal Revenue Code (within certain limitations). While this provision does not apply to any employee who began participation in the plan following the repositioning of the Company, all of the Named Executive Officers were participants in the plan at that time. The following material assumptions were used to estimate excise taxes and associated tax gross-ups:*
  - *Equity and PSP awards were valued at the closing price of ConocoPhillips stock, as reported on the NYSE, on December 31, 2012 ($57.99);*
  - *Options are assumed exercised and valued using a Black-Scholes-Merton-based option methodology;*
  - *Parachute payments for time-vested stock options, restricted stock and restricted stock units were valued using Treas. Reg. Section 1.280G-1 Q&A 24(b) or (c) as applicable; and*
  - *Calculations assume certain performance-based pay such as PSP awards and pro rata VCIP payments are reasonable compensation for services rendered prior to the CIC.*

STOCK OWNERSHIP

Holdings of Major Stockholders

The following table sets forth information regarding persons whom we know to be the beneficial owners of more than five percent of our issued and outstanding common stock (as of the date of such stockholder's Schedule 13G filing with the SEC):

Name and Address	Common Stock: Number of Shares	Common Stock: Percent of Class
BlackRock Inc.[1] 40 East 52nd Street New York, NY 10022	71,071,346	5.86%

(1) Based on a Schedule 13G filed with the SEC on February 8, 2013, by BlackRock Inc., on behalf of itself, BlackRock Japan Co. Ltd., BlackRock Advisors (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Asset Management Canada Limited, BlackRock Asset Management Australia Limited, BlackRock Advisors, LLC, BlackRock Capital Management, Inc., BlackRock Financial Management, Inc., BlackRock Investment Management, LLC, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (Korea) Ltd, BlackRock (Luxembourg) S.A., BlackRock (Netherlands) B.V., BlackRock Fund Managers Limited, BlackRock Asset Management Ireland Limited, BlackRock International Limited, BlackRock Investment Management (UK) Limited, BlackRock Life Limited, and BlackRock (Singapore) Limited.

Securities Ownership of Officers and Directors

The following table sets forth the number of shares of our common stock beneficially owned as of February 15, 2013, unless otherwise noted, by each ConocoPhillips director, by each Named Executive Officer and by all of our directors and executive officers as a group. Together these individuals beneficially own less than one percent of our common stock. The table also includes information about stock options, restricted stock, and restricted and deferred stock units credited to the accounts of our directors and executive officers under various compensation and benefit plans. For purposes of this table, shares are considered to be "beneficially" owned if the person, directly or indirectly, has sole or shared voting or investment power with respect to such shares. In addition, a person is deemed to beneficially own shares if that person has the right to acquire such shares within 60 days of February 15, 2013.

	Number of Shares or Units		
Name of Beneficial Owner	Total Common Stock Beneficially Owned	Restricted/Deferred Stock Units[1]	Options Exercisable Within 60 Days[2]
Richard L. Armitage	505	18,219	-
Richard H. Auchinleck	6,090	68,885	-
James E. Copeland, Jr.	21,842	34,964	-
Jody L. Freeman	-	2,898	-
Gay Huey Evans	-	-	-
Mohd H. Marican	-	5,420	-
Robert A. Niblock	-	10,428	-
Harald J. Norvik	-	32,888	-
William K. Reilly	7,554	48,754	-
William E. Wade, Jr.[3]	20,764	23,828	-
Ryan M. Lance	35,187	289,615	354,290
James J. Mulva[4]	1,442,271	2,436,021	4,042,072
Jeffrey W. Sheets	48,848	150,639	254,074
Matthew J. Fox	4,967	127,310	21,782
Alan J. Hirshberg	3,331	142,987	90,784
Donald E. Wallette, Jr.	23,985	81,797	141,534
Willie C.W. Chiang[5]	22,671	173,417	312,088
Directors and Executive Officers as a Group (20 Persons)[6]	204,952	1,185,505	1,201,500

(1) Includes restricted or deferred stock units that may be voted or sold only upon passage of time.

(2) Includes beneficial ownership of shares of common stock which may be acquired within 60 days of February 15, 2013, through stock options awarded under compensation plans.

(3) Includes 367 shares of common stock owned by the Wade Family Trust.

(4) Reflects ownership information as of Mr. Mulva's retirement date, June 1, 2012.

(5) Reflects ownership information as of Mr. Chiang's retirement date, May 1, 2012.

(6) Excludes shares owned by Messrs. Mulva and Chiang, who retired June 1, 2012 and May 1, 2012, respectively, and are no longer executive officers of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires ConocoPhillips' directors and executive officers, and persons who own more than 10% of a registered class of ConocoPhillips' equity securities, to file reports of ownership and changes in ownership of ConocoPhillips common stock with the SEC and the NYSE, and to furnish ConocoPhillips with copies of the forms they file. To ConocoPhillips' knowledge, based solely upon a review of the copies of such reports furnished to it and written representations of its officers and directors, during the year ended December 31, 2012, all Section 16(a) reports applicable to its officers and directors were filed on a timely basis.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information about ConocoPhillips' common stock that may be issued under all existing equity compensation plans as of December 31, 2012:

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[2] (#)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance (#)
Equity compensation plans approved by security holders[1]	29,600,517[3]	$ 46.08	42,373,180[4]
Equity compensation plans not approved by security holders	—	—	—
TOTAL	**29,600,517**	**$ 46.08**	**42,373,180**

(1) *Includes awards issued from the 2011 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, which was approved by stockholders on May 11, 2011, the 2009 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, which was approved by stockholders on May 13, 2009, and the 2004 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, which was approved by stockholders on May 5, 2004. After approval of the 2011 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, no additional awards may be granted under the 2009 Omnibus Stock and Performance Incentive Plan of ConocoPhillips.*

(2) *Excludes (a) options to purchase 1,257,774 shares of ConocoPhillips common stock at a weighted average price of $24.03, (b) 591,636 restricted stock units, and (c) 19,221 shares underlying stock units, payable in common stock on a one-for-one basis, credited to stock unit accounts under our deferred compensation arrangements. These awards, which were excluded from the above table, were issued from the 1998 Stock and Performance Incentive Plan of ConocoPhillips, the 1998 Key Employee Stock Performance Plan of ConocoPhillips, the 2002 Omnibus Securities Plan of Phillips Petroleum Company, the Omnibus Securities Plan of Phillips Petroleum Company, the 1993 Burlington Resources Inc. Stock Incentive Plan, the Burlington Resources Inc. 1997 Employee Stock Incentive Plan, the Burlington Resources Inc. 2002 Stock Incentive Plan, and the Burlington Resources Inc. 2000 Stock Option Plan for Non-Employee Directors. Upon consummation of the merger of Conoco and Phillips, all outstanding options to purchase and restricted stock units payable in common stock of Conoco and Phillips were converted into options to purchase or rights to receive shares of ConocoPhillips common stock. Likewise, upon the acquisition of Burlington Resources, Inc., all outstanding options to purchase and restricted stock units payable in common stock of Burlington Resources, Inc. were converted into options or rights to receive shares of ConocoPhillips common stock. No additional awards may be granted under the aforementioned plans.*

(3) *Includes an aggregate of 176,426 restricted stock units issued in payment of annual awards and dividend equivalents which were reinvested with regard to existing awards received annually, and 78,511 restricted stock units issued in payment of dividend equivalents with regard to fees that were deferred in the form of stock units under our deferred compensation arrangements for non-employee members of the Board of Directors of ConocoPhillips, or assumed in connection with the merger for services performed as a non-employee member of the Board of Directors for either Conoco Inc. or Phillips Petroleum Company. Also includes 165,140 restricted stock units issued in payment of dividend equivalents reinvested with respect to certain special awards made to Mr. Mulva. Dividend equivalents were credited under the 2004 Omnibus Stock and Performance Incentive Plan during the time period from May 5, 2004 to May 12, 2009, under the 2009 Plan during the time period from May 13, 2009 to May 10, 2011, and thereafter under the 2011 Omnibus Stock and Performance Incentive Plan. Also includes 312,791 restricted stock units issued in payment of a long-term incentive award for Mr. Mulva and off cycle awards for recently hired executives. In addition, 4,532,995 restricted stock units that are eligible for cash dividend equivalents were issued to U.S. and U.K. payrolled employees residing in the United States or the United Kingdom at the time of the grant; 2,942,942 restricted stock units that are not eligible for cash dividend equivalents due to legal restrictions were issued to non-U.S. or non-U.K. payrolled employees and U.S. or U.K. payrolled employees residing in countries other than the United States or United Kingdom at the time of the grant. Both awards vest over a period of five years, the restrictions lapsing in three equal annual installments beginning on the third anniversary of the grant date. In addition, 3,725,784 restricted stock units that are not eligible for cash dividend equivalents were issued as retention bonuses; the awards vest over a period of two to three years, the restrictions lapsing in two or three equal annual installments beginning on the first anniversary of the grant dates. Also includes 606,249 restricted stock units issued to executives on February 10, 2006, 501,113 restricted stock units issued to executives on February 8, 2007, 510,823 restricted stock units issued to executives on February 14, 2008, 268,755 restricted stock units issued to executives on February 12, 2009, 156,062 restricted stock units issued to executives on February 12, 2010 and 354,115 restricted stock units issued to executives on February 10, 2011. These restricted stock units have no voting rights, are eligible for cash dividend equivalents, and have restrictions on transferability that last until separation of service from the company. Also includes 803,789 and 943,472 restricted stock units issued to executives on February 9, 2012 and April 4, 2012, respectively. These units have no voting rights, are eligible for dividend equivalents, and have restrictions on transferability with a default of five years from the grant date, or if elected, until separation from the service. Further included are 13,391,288 nonqualified and 130,262 incentive stock options with a term of 10 years and become exercisable in three equal annual installments beginning on the first anniversary of the grant date.*

(4) *The securities remaining available for issuance may be issued in the form of stock options, stock appreciation rights, stock awards, stock units, and performance shares. Under the 2011 Omnibus Stock and Performance Incentive Plan, no more than 40,000,000 shares of common stock may be issued for incentive stock options (3,736,600 have been issued with 36,263,400 available for future issuance) and no more than 40,000,000 shares of common stock may be issued with respect to stock awards (27,838,051 have been issued with 12,161,949 available for future issuance). Securities remaining available for future issuance take into account outstanding equity awards made under the 2011 Omnibus Stock and Performance Incentive Plan, the 2009 Omnibus Stock and Performance Incentive Plan, the 2004 Omnibus Stock and Performance Incentive Plan, and prior plans of predecessor companies as set forth in note 2.*

STOCKHOLDER PROPOSAL: REPORT ON GRASSROOTS LOBBYING EXPENDITURES

Item 4 on the Proxy Card

What is the Proposal?

ConocoPhillips Lobbying Disclosure

WHEREAS, we rely on the information provided by our company to evaluate goals and objectives, and therefore have strong interest in full disclosure of our company's lobbying to assess whether it is in the best interests of shareholders and long-term stockholder value.

RESOLVED, the shareholders of ConocoPhillips request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by ConocoPhillips used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. ConocoPhillips' membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which ConocoPhillips is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly.

This resolution received 25% voting support in 2011.

ConocoPhillips sits on the Board of the United States Chamber of Commerce which is noted as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," Economist, April 21, 2012). In 2010 and 2011 the Chamber spent $198 million on lobbying. Yet ConocoPhillips does not disclose its trade association payments nor the portions used for lobbying on its website.

ConocoPhillips spent approximately $40.2 million in 2010 and 2011 on direct federal lobbying activities, according to disclosure reports (*Senate Records*). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence legislation or regulation in states that do not require disclosure.

Also, ConocoPhillips does not disclose its contributions to tax-exempt organizations that write and endorse model legislation, such as a $10,000 contribution to the American Legislative Exchange Council ("ALEC") annual meeting.

According to the *Wall Street Journal (Oct. 26, 2012)* the oil industry, including ConocoPhillips, spent "tens of millions of dollars" related to the 2012 election to galvanize employees to support their industry's agenda and elect sympathetic candidates. We also believe the costs of these programs should also be fully disclosed.

What does the Board recommend?

The Board Recommends That You Vote "Against" This Proposal For The Following Reasons:

ConocoPhillips complies with all disclosure requirements pertaining to lobbying and political contributions under federal, state and local laws and regulations. We continually provide our stockholders with useful information about our political activities. For example, a description of the Company's Political Policies, Procedures and Giving, which includes our policies on grassroots related activities, is posted on our website at *www.conocophillips.com*, along with itemized political contributions to candidates and to other political entities, which are updated every six months.

The Company further complies with the federal reporting of lobbying activities, which are filed quarterly with the Office of the Clerk, and viewable on the website of the U.S. House of Representatives at http://lobbyingdisclosure.house.gov/ and the U.S. Senate website at *http://www.senate.gov-/legislative/Public_Disclosure/LDA_reports.htm*. All state lobbying disclosure requirements – which vary by jurisdiction – are met, with some states publishing those reports on their respective websites.

Our candidate contributions also are reported regularly to, and overseen by, Company senior management and the Public Policy Committee of the Board. Audits are conducted on a biennial basis for our corporate political contributions, and annually for the Spirit political action committee receipts and disbursements.

The Board believes it has a responsibility to stockholders and employees to be engaged in the political process, in order to protect and promote their shared interests. The Board believes it is in the best interest of stockholders to support the legislative process by making prudent corporate political contributions to political organizations when such contributions are consistent with business objectives and are permitted by federal, state and local laws. The Board also believes in making the Company's political contributions transparent to interested parties, as evidenced by our regular disclosures of this information on the ConocoPhillips website. And according to the socially responsible investor community's own barometer of corporate political transparency, the Wharton, Zicklin Center's 2012 Index of Corporate Political Accountability and Disclosure, ConocoPhillips' political spending policies and procedures rank 29th among the top 200 companies in the S&P 500 index.

With respect to trade association contributions, the Company's primary purpose in joining groups such as the National Association of Manufacturers, the U.S. Chamber of Commerce, and the American Petroleum Institute is not for political purposes, nor does the Company agree with all positions taken by trade and industry associations on issues. In fact, ConocoPhillips publicly acknowledges that we do take contrary positions from time to time. The greater benefits we receive from trade and industry association memberships are the general business, technical and industry standard-setting expertise that these organizations provide.

ConocoPhillips has adopted and published our Political Policies, Procedures and Giving information on our website regarding political contributions to candidates and other political entities. The Company also complies with all laws regarding lobbying and political giving disclosure, including publicly available reports filed with the U.S. House of Representatives, the U.S. Senate, the Federal Election Commission, and the ethics/campaign finance agencies operated by the states where we lobby and/or make corporate contributions to candidates. The Board is confident that the Company's political activities are aligned with its long-term interests and does not believe that a special report beyond our current voluntary and mandatory disclosures is either necessary or an efficient use of Company resources .Therefore, the adoption of this resolution is unnecessary and the Board recommends you vote **AGAINST** this proposal.

STOCKHOLDER PROPOSAL: GREENHOUSE GAS REDUCTION TARGETS

Item 5 on the Proxy Card

What is the Proposal?

2013 Resolution to ConocoPhillips on Greenhouse Gas Reduction Goals

WHEREAS: The American Geophysical Union, the world's largest organization of earth, ocean and climate scientists, states that it is now "virtually certain" that global warming is caused by emissions of greenhouse gases (GHG) and that the warming will continue.

The International Energy Agency warned in its 2007 World Energy Outlook that "urgent action is needed if GHG concentrations are to be stabilized at a level that would prevent dangerous interference with the climate system.

While the Kyoto Protocol obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012, its reduction targets may be inadequate to avert the most serious impacts of global warming.

In May 2011, a National Academy of Sciences report warned that the risk of dangerous climate change impacts with every ton of greenhouse gases emitted, and reiterated the pressing need for substantial action to limit the magnitude of climate change and prepare to adapt to its impacts. The report also emphasized that, "the sooner that serious efforts to reduce (GHG) emissions proceed, the lower the risks posed by climate change, and the less pressure there will be to make larger, more rapid, and potentially more expensive reductions later."

ConocoPhillips reported total GHG emissions of 66 million tons in 2011. This is a reduction largely due to divestment of a commercial power plant. However, the upstream emissions grew slightly despite several projects to increase energy efficiency. In addition, upstream GHG emissions per unit of production increased, a trend that has been present since 2008.

The company states that each of its business units are required to develop climate change action plans that include specific goals related to GHG management in their plans. However, there is no requirement to have a quantitative goal for reducing GHG emissions. There is no disclosure of which units have reduction goals and which do not.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report (omitting proprietary information and prepared at reasonable cost) to shareholders by September 30, 2013, on its plan to achieve these goals.

Supporting Statement

For several years, ConocoPhillips has acknowledged the importance of addressing global climate change, and the need to develop GHG targets for its operations, a process the company says is underway. However, no targets for reductions have been established after all this time, and there appears to be no timeline for setting one. We believe setting targets is an important step in the development of a comprehensive long term strategy to significantly reduce GHG emissions from operations and products.

As the downstream operations were spun off on April 30, 2012, quantitative goals are even more important given the trend since 2008 of rising emissions per unit of production from the upstream operations that now constitute ConocoPhillips.

Your support by voting "Yes" will signal to our company that we should move forward.

What does the Board recommend?

The Board Recommends That You Vote "Against" This Proposal For The Following Reasons:

ConocoPhillips continues to demonstrate its commitment to addressing climate change by taking action to reduce its greenhouse gas (GHG) emissions, through implementing GHG emissions reduction plans at the operational level, complying with existing regulatory GHG targets, investing in lower-carbon energy and through active participation in efforts to develop sound government policy for GHG regulation.

In support of our commitment, the Company implements a corporate-wide Climate Change Action Plan that requires business units and major assets to develop and maintain climate change management plans. Each plan includes GHG emission measurements and forecast, identification of key risks and opportunities, and business appropriate goals and metrics. The five-year corporate-wide Climate Change Action Plan is scheduled to be updated in 2013.

The Company will continue to report progress on its plans, emissions data, emission reduction results, investments, and policy engagement as part of its regular updates to the Sustainable Development Report, found on the ConocoPhillips website. The report will be updated in 2013 with consideration of feedback from stakeholders.

The Company also reports progress through organizations such as the Carbon Disclosure Project (CDP), which assesses companies on both their actions and disclosure related to GHG emissions and climate change related activities. ConocoPhillips scored 81 out of 100 for its 2012 CDP response, reflecting positive performance and disclosure. In its response, ConocoPhillips discusses its approach to GHG emissions reduction targets. ConocoPhillips drives GHG emission reductions through its Climate Change Action Plan rather than an overall voluntary corporate target.

In 2011, ConocoPhillips Upstream businesses completed numerous projects to improve energy efficiency, prevent methane loss, and reduce GHG emissions including the following:

- Use of closed loop gas handling systems for well completion and service
- Plunger lift optimization and controller upgrades
- Compressor and gas plant optimization
- Combustion engine fuel delivery optimization
- Small-scale solar for remote power
- Flare reductions

These efforts reduced GHG emissions by 600,000 tonnes, and will continue to deliver emissions reduction and operating cost benefits in future years. For 2011, while dispositions contributed to a slight emissions decrease in absolute terms, on a normalized basis the Company's GHG emissions increased 0.4% over 2010. A 2% increase in exploration and production emissions was substantially offset by a 1% decrease related to emission reduction projects and a 0.6% reduction in natural gas processing rates. 2012 emissions and emission reduction projects will be included in the 2013 update to the Sustainable Development Report Performance Metrics.

ConocoPhillips complies with existing GHG regulatory requirements. On a net production basis, approximately 90% of ConocoPhillips facilities are covered by GHG-related reporting and/ or permitting requirements, and 40% of the Company's facilities operate in countries with specific GHG emission reduction targets, including emission control legislation or regulation in Australia, Canada, Europe and the United States. For example, the Specified Gas Emitters Regulation (SGER) in Alberta, Canada requires large facilities to reduce facility emissions intensity by 12% after eight years of commercial operation. ConocoPhillips is on track to meet the emission reduction targets before the compliance deadline.

ConocoPhillips is investing in lower-carbon energy and is among the leading U.S. producers of cleaner burning, lower-carbon natural gas. Worldwide, the Company produced about 4.5 billion cubic feet of natural gas per day in 2011. To put this production volume in perspective, if all the natural gas ConocoPhillips produced in 2011 had been used to replace coal for electricity generation, GHG emissions would have been reduced by over 100 million metric tons. Beyond the Company's natural gas business, we continue to look externally for new business opportunities in lower carbon energy and technologies with the potential to provide future growth prospects for ConocoPhillips. The Company's Technology Ventures group consists of investment and technical professionals seeking opportunities to accelerate the commercialization of externally developed energy-related technologies with the potential to improve the performance of ConocoPhillips core assets and provide future energy supplies. As an example related to lower-carbon energy investments, ConocoPhillips recently announced that the Company is investigating the opportunity to develop a small-scale natural gas liquefaction facility to manufacture LNG (up to 100,000 gallons per day) to supply operators of truck fleets and other heavy duty equipment. The Midlothian, Texas facility could include liquefaction (cooling) equipment, storage tanks, and truck loading facilities. Future capacity expansions are possible if market interest for LNG fuel continues to grow.

ConocoPhillips recognizes that there are questions about GHG emissions from oil sands production. Industry has successfully reduced the GHG intensity per barrel of oil sands crude produced by 39 percent since 1990. The Company continues to investigate technologies focused on running its facilities more efficiently, with less energy and fewer GHG emissions. We are also designing plans for improved heat integration and testing enhanced oil production technologies both aimed at maximizing fuel efficiency while reducing air emissions associated with steam generation. If successful, such technologies have the potential to reduce the Company's GHG emissions from oil sands production by as much as 15-35%.

Because of these on-going Company efforts and the emergence of GHG regulations in key countries of operation, the Board does not believe it is in the best interests of the Company, and it would not be an efficient use of Company resources, to establish at this time voluntary, quantitative goals for reducing total GHG emissions from the Company's products and operations and issue a report by September 30, 2013, regarding its plans to achieve these goals. The proposed report would not add value to the Company's efforts in this area; therefore, the Board recommends you vote **AGAINST** this proposal.

STOCKHOLDER PROPOSAL: GENDER IDENTITY NON-DISCRIMINATION

Item 6 on the Proxy Card

What is the Proposal?

Gender Identity or Expression Non-Discrimination Policy

WHEREAS:

We believe that corporations that prohibit discrimination on the basis of gender identity or expression have a competitive advantage in recruiting and retaining employees from the widest talent pool;

ConocoPhillips does not explicitly prohibit discrimination based on gender identity or gender expression in its written employment policy;

According to the Human Rights Campaign, the nation's largest LGBT (lesbian, gay, bisexual and transgender) advocacy group, the percentage of companies in the Fortune 500 that prohibit discrimination based on gender identity or expression has risen to 57%, a 7% increase since last year;

Sixteen states, the District of Columbia, and more than 140 cities and counties have laws prohibiting employment discrimination based on gender identity or expression;

Our company is headquartered in Houston, Texas where at least 13 major employers include gender identity or expression in their nondiscrimination policies; and

Our company has operations in and makes sales to institutions in states and cities that prohibit discrimination on the basis of gender identity or expression.

RESOLVED

The Shareholders request that ConocoPhillips amend its written equal employment opportunity policy to explicitly prohibit discrimination based gender identity or expression and substantially implement the policy.

Supporting Statement

Employment discrimination on the basis of gender identity or expression diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, access employees from the broadest talent pool, and ensure a respectful and supportive atmosphere for all employees. ConocoPhillips would enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

What does the Board recommend?

The Board Recommends That You Vote "Against" This Proposal For The Following Reasons:

The Company is an equal opportunity employer, based in Houston, Texas with operations around the world, and is fully committed to complying with all applicable equal employment opportunity laws. The Board believes that the Company's current policies and practices fully achieve the objectives of this proposal. The Company's equal employment policy prohibits discrimination on the basis of race, color, sex, marital status, ancestry, religion, national origin, age, physical or mental disability, veteran status, sexual orientation, genetic information or any other basis prohibited by applicable law. This policy applies to all areas of employment, including, but not limited to, hiring and recruitment, training, promotion, transfer, demotion, counseling and discipline, employee benefits and compensation and termination of employment. The Company recognizes the value of a truly diverse workforce and is dedicated to ensuring that diversity brings its employees, customers, vendors and communities to their full potential. The Board recommends you vote **AGAINST** this proposal.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

Under SEC rules, if a stockholder wants us to include a proposal in our proxy statement and form of proxy for the 2014 Annual Meeting of Stockholders, our Corporate Secretary must receive the proposal at our principal executive offices by November 28, 2013. Any such proposal should comply with the requirements of Rule 14a-8 promulgated under the Exchange Act.

Under our By-Laws, and as SEC rules permit, stockholders must follow certain procedures to nominate a person for election as a director at an annual or special meeting, or to introduce an item of business at an annual meeting. Under these procedures, stockholders must submit the proposed nominee or item of business by delivering a notice to the Corporate Secretary at the following address: Corporate Secretary, ConocoPhillips, P.O. Box 4783, Houston, TX 77210-4783. We must receive notice as follows:

- We must receive notice of a stockholder's intention to introduce a nomination or proposed item of business for an annual meeting not less than 90 days nor more than 120 days before the first anniversary of the prior year's meeting. Assuming that our 2013 Annual Meeting is held on schedule, we must receive notice pertaining to the 2014 Annual Meeting no earlier than January 14, 2014 and no later than February 13, 2014.
- However, if we hold the annual meeting on a date that is not within 30 days before or after such anniversary date, and if our first public announcement of the date of such annual meeting is less than 100 days prior to the date of such meeting, we must receive the notice no later than 10 days after the public announcement of such meeting.
- If we hold a special meeting to elect directors, we must receive a stockholder's notice of intention to introduce a nomination no later than 10 days after the earlier of the date we first provide notice of the meeting to stockholders or announce it publicly.

As required by Article II of our By-Laws, a notice of a proposed nomination must include information about the stockholder and the nominee, as well as a written consent of the proposed nominee to serve if elected. A notice of a proposed item of business must include a description of and the reasons for bringing the proposed business to the meeting, any material interest of the stockholder in the business and certain other information about the stockholder. You can obtain a copy of ConocoPhillips' By-Laws by writing the Corporate Secretary at the address above, or via the Internet at *www.conocophillips.com* under our *"Governance"* caption.

AVAILABLE INFORMATION

SEC rules require us to provide an annual report to stockholders who receive this proxy statement. Additional printed copies of the annual report, as well as our Corporate Governance Guidelines, Code of Business Ethics and Conduct, charters for each of our Board Committees and our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, including the financial statements and the financial statement schedules, are available without charge to stockholders upon written request to ConocoPhillips Shareholder Relations Department, P.O. Box 2197, Houston, Texas 77079-2197 or via the Internet at *www.conocophillips.com*. We will furnish the exhibits to our Annual Report on Form 10-K upon payment of our copying and mailing expenses.

Our vision is to be the E&P company of choice for all stakeholders by pioneering a new standard of excellence. Scan these QR codes with a smart device or use the URLs to learn more about ConocoPhillips:

Explore ConocoPhillips

Read our online Annual Report



exclusively
E&P



www.conocophillips.com/annualreport

Read our Sustainability Reports



ECONOMIC
SOCIAL
ConocoPhillips



www.conocophillips.com/susdev

Visit our Annual Meeting website





www.conocophillips.com/annualmeeting

Visit our Investor Relations website



ConocoPhillips
a new class of E&P
INVESTMENT



www.conocophillips.com/investor

Follow ConocoPhillips on your favorite social media to keep up to date with our latest news and innovations wherever you are.



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ConocoPhillips is the world's largest independent E&P company based on production and proved reserves. Headquartered in Houston, Texas, ConocoPhillips had operations and activities in 30 countries, $58 billion in annual revenue, $117 billion of total assets and approximately 16,900 employees as of December 31, 2012. Production from continuing operations averaged 1,527 MBOED in 2012, and proved reserves were 8.6 billion BOE as of December 31, 2012. For more information, go to *www.conocophillips.com*.

SPIRIT Values

We run our business under a set of guiding principles which we call our SPIRIT Values. These set the tone for how we behave with all our stakeholders, internally and externally. They are shared by everyone in our organization and recognized throughout the industry. They distinguish us from our competitors and are a source of pride.



SAFETY

We operate safely.

PEOPLE

We respect one another, recognizing that our success depends upon the commitment, capabilities and diversity of our employees.

INTEGRITY

We are ethical and trustworthy in our relationships with stakeholders.

RESPONSIBILITY

We are accountable for our actions. We are a good neighbor and citizen in the communities where we operate.

INNOVATION

We anticipate change and respond with creative solutions. We are agile and responsive to the changing needs of stakeholders and embrace learning opportunities from our experience around the world.

TEAMWORK

Our "can do" spirit delivers top performance. We encourage collaboration, celebrate success, and build and nurture long-standing relationships.

exclusively
E&P

ConocoPhillips



600 N. DAIRY ASHFORD
MCLEAN BUILDING #1070
HOUSTON, TX 77079

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ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS
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VOTE BY MAIL
Mark, sign and date your Voting Direction card and return it in the postage-paid envelope we have provided or return it to ConocoPhillips, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.



MAR 28 2013

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M56927-P34150 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS VOTING DIRECTION CARD IS VALID ONLY WHEN SIGNED AND DATED.

CONOCOPHILLIPS

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1-3.

1. ELECTION OF DIRECTORS

Nominees:

		For	Against	Abstain
1a.	Richard L. Armitage	☐	☐	☐
1b.	Richard H. Auchinleck	☐	☐	☐
1c.	James E. Copeland, Jr.	☐	☐	☐
1d.	Jody L. Freeman	☐	☐	☐
1e.	Gay Huey Evans	☐	☐	☐
1f.	Ryan M. Lance	☐	☐	☐
1g.	Mohd H. Marican	☐	☐	☐
1h.	Robert A. Niblock	☐	☐	☐
1i.	Harald J. Norvik	☐	☐	☐
1j.	William E. Wade, Jr.	☐	☐	☐

		For	Against	Abstain
2.	Proposal to ratify appointment of Ernst & Young LLP as ConocoPhillips' independent registered public accounting firm for 2013.	☐	☐	☐
3.	Advisory Approval of Executive Compensation.	☐	☐	☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" ITEMS 4-6.

		For	Against	Abstain
4.	Report on Grassroots Lobbying Expenditures.	☐	☐	☐
5.	Greenhouse Gas Reduction Targets.	☐	☐	☐
6.	Gender Identity Non-Discrimination.	☐	☐	☐

7. In its discretion, upon such other matters that may properly come before the meeting or any adjournment or adjournments thereof.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

ADMISSION TICKET

If you plan on attending the Annual Meeting of Stockholders, you will be required to verify that you are a stockholder by presenting this admission ticket or proof of ownership together with valid picture identification.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

M56928-P34150


ConocoPhillips

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ANNUAL MEETING OF STOCKHOLDERS
MAY 14, 2013

The stockholder(s) hereby appoint(s) Jeff W. Sheets and Janet Langford Kelly, or either of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of ConocoPhillips that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at 9:00 a.m., Central Time, on May 14, 2013, at the Omni Houston Hotel at Westside, 13210 Katy Freeway, Houston, Texas, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE STOCKHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS, FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS CONOCOPHILLIPS' INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, FOR THE ADVISORY APPROVAL OF EXECUTIVE COMPENSATION, AND AGAINST EACH OF THE STOCKHOLDER PROPOSALS.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

Continued and to be signed on reverse side

*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 14, 2013.

CONOCOPHILLIPS



600 N. DAIRY ASHFORD
MCLEAN BUILDING #1070
HOUSTON, TX 77079

Meeting Information

Meeting Type: Annual Meeting
For holders as of: March 15, 2013
Date: May 14, 2013 **Time:** 9:00 a.m., Central Time
Location: Omni Houston Hotel at Westside
13210 Katy Freeway
Houston, Texas 77079

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

M56932-P34150

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NOTICE AND PROXY STATEMENT   ANNUAL REPORT

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M56933-P34150

Voting Items

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1-3.

1. ELECTION OF DIRECTORS

Nominees:

1a. Richard L. Armitage

1b. Richard H. Auchinleck

1c. James E. Copeland, Jr.

1d. Jody L. Freeman

1e. Gay Huey Evans

1f. Ryan M. Lance

1g. Mohd H. Marican

1h. Robert A. Niblock

1i. Harald J. Norvik

1j. William E. Wade, Jr.

2. Proposal to ratify appointment of Ernst & Young LLP as ConocoPhillips' independent registered public accounting firm for 2013.

3. Advisory Approval of Executive Compensation.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" ITEMS 4-6.

4. Report on Grassroots Lobbying Expenditures.

5. Greenhouse Gas Reduction Targets.

6. Gender Identity Non-Discrimination.

7. In its discretion, upon such other matters that may properly come before the meeting or any adjournment or adjournments thereof.

M56934-P34150

ConocoPhillips

SPIRIT Values PRODUCTION unique
unconventional plays PEOPLE
major projects exclusively returns
EXPLORATION SAFETY
environmental performance E&P technical legacy assets
excellence capability
INDEPENDENT ENERGY innovation
FOCUSED vision CULTURE
financial discipline growth
SUSTAINABLE DEVELOPMENT global portfolio

2012 ANNUAL REPORT

ConocoPhillips

See Reference section for abbreviations and units of measure used throughout this annual report.

exclusively E&P

The ConocoPhillips transformation continues.

For the past few years, ConocoPhillips has been engaged in the transformation of our company. Following almost a decade of growing largely through transactions, we began optimizing our portfolio to focus on the best aspects of our company. A major step came during 2012 with our repositioning, as we separated our downstream operations and emerged as the world's largest independent E&P company based on production and proved reserves. We anticipate continued progress in the years to come as we apply our strengths in a more focused manner.

ConocoPhillips is also part of a larger transformation as North America enters a new era of potential energy resource abundance. This has been made possible by the shale revolution, which is now spreading worldwide. That revolution and emerging conventional frontiers open vast new opportunities to those with flexibility, financial strength, technical capability and the will to act quickly and decisively.

We are positioning ConocoPhillips to excel in this new competitive environment. With a new dedication to our core business and our own unique culture embodied in our SPIRIT Values, we are pioneering a new standard of excellence. Our transformation is just beginning and we have an exciting future ahead.

Our vision is simple ... to become the E&P company of choice for all stakeholders.

We thank our employees for embracing this transformation, and we appreciate our owners and other stakeholders for their trust and confidence in our future. We look forward to the journey ahead.



"We are well positioned to deliver our unique combination of growth and returns."

Ryan M. Lance
Chairman and Chief Executive Officer

Dear Fellow Shareholders:

This 2012 ConocoPhillips annual report is our first to you, our shareholders, as a newly independent company focused solely on our core business of exploration and production.

We began the year midway through preparations for the separation of our downstream operations into a stand-alone company, Phillips 66. We successfully completed this repositioning on April 30, becoming the world's largest independent E&P company based on production and proved reserves. We have since moved forward through a transformation and upgrading of our asset base and have embarked on a process to develop our unique culture, one that leverages the many attributes that set ConocoPhillips apart from our peers.

World's Largest Independent E&P
Based on Production and Proved Reserves

Our Competitive Positioning

Competing successfully in the energy industry depends largely on having a vision that is aligned to a quality asset base, capable workforce and strong reputation. Our vision is to be the company of choice for all stakeholders. We believe we have the portfolio and people to make this possible. The ConocoPhillips asset base reflects our legacy as a major company in terms of its size and breadth, yet offers the compelling organic growth more common to independent companies. It also reflects important diversification between a resource-rich North American portfolio, a lower-risk diversified international portfolio and an emerging conventional and unconventional global exploration prospect inventory. We have the technical depth and capability to operate globally in any resource trend, a trait that few independent E&P companies share. Our strong balance sheet is also an asset that provides the financial flexibility to withstand business cycles and invest in substantial projects.

We have great employees – a talented workforce of 16,900 dedicated to achieving our goals. I am proud of them. Together, we believe that we can unlock our potential while helping meet the world's energy needs.

Operational Highlights

ConocoPhillips recorded strong operational performance that will help position the company for ongoing success. Key 2012 milestones included more than doubling our U.S. shale liquids volumes from Eagle Ford and Bakken and increasing our Canadian oil sands volumes by 39 percent. Our major international projects in the North Sea, deepwater Malaysia and Australia Pacific LNG continued on schedule and should contribute growing production over the next several years.

Our exploration program is building momentum. We succeeded in replacing more than 100 percent of production in each of the past four years with organic proved reserve additions at competitive finding and development costs. We ended 2012 with proved reserves of 8.6 billion BOE and total resources of 43 billion BOE. We also reloaded our prospect inventory by acquiring more than 850,000 net acres since 2011 in key liquids-rich North American shale trends, and adding to our positions in the deepwater Gulf of Mexico and several conventional and unconventional exploration trends around the world. We expect exploration to contribute to our organic growth in years to come.

We continued building upon our important health, safety and environmental programs in 2012, recording an improvement in both the total recordable incident rate and in the process safety event rate. All ConocoPhillips employees can take pride in these accomplishments. Great strides were made in sustainable development through use of technology to manage our environmental footprint and uphold our social license to operate. We maintained our strong commitment to the communities in which we live and work through charitable contributions, sponsorships, grants and employee volunteerism.

In 2012, ConocoPhillips made real progress in unlocking our full potential as an independent company. We recognize that the journey continues and look forward to further progress in the future.

As we close a year of achievement and begin another that is full of promise, I extend my sincere appreciation to ConocoPhillips employees and our board of directors for their contributions to our success and to our shareholders for their ongoing support.

Ryan M. Lance

Ryan M. Lance
Chairman and Chief Executive Officer
Feb. 19, 2013

Proved Reserves

8.6

Billion Barrels of Oil Equivalent

156%

Organic Reserve Replacement Ratio

Meet the Executive Leadership Team





What are some of the most exciting opportunities in your exploration portfolio?

MATT: We have a growing number of both unconventional and conventional opportunities. Among the unconventionals, we are encouraged by our new programs in the Permian Basin and Niobrara plays. We are testing additional unconventional plays in North America and internationally. Within our conventional portfolio, we are building momentum in our Gulf of Mexico deepwater drilling program and also expect to begin drilling our offshore Angola blocks in 2014.

What are the most leveraging technologies that ConocoPhillips uses today?

AL: ConocoPhillips has significant technical capability that stems from our traditions as an integrated company. As an independent company, we focus on applying the most leveraging technologies where they can create the most value. For example, we're successfully growing liquids production from our Eagle Ford and Bakken plays in the Lower 48 through horizontal drilling and hydraulic fracturing – an expertise quickly being adapted for other unconventional opportunities in Canada, Australia and Poland. We've developed advanced modeling capabilities and conducted a series of pilot tests in the field to refine these capabilities. In our Canadian oil sands, we are using enhanced-SAGD technologies to improve steam-to-oil ratios, accelerate resource recovery and cut the number of wells and volumes of water and natural gas needed to produce. This improves project economics and benefits the environment. We are also using advanced proprietary seismic processing techniques to good advantage in our deepwater exploration efforts.

What legislative or governmental issues get your highest attention?

ANDREW: The domestic issues that are front of mind are taxation, access and regulation. As a company, we're not opposed to fair taxation but believe any tax changes should be industry neutral. Resource access and regulatory issues require dialogue. We believe in taking a fact-based, cooperative and reasonable approach on these matters, while protecting the viability of our essential industry. Internationally, the issues are getting more complex. We're fortunate to have much of our international assets in OECD-member countries. Their relative stability reduces overall geopolitical risk, in our view.

What governance changes are you making as an independent company?

JANET: Becoming an independent company gave us an opportunity to take a fresh look at our governance. We're adding diversity to our board of directors, expanding our board committee roles and responsibilities and further enhancing our processes around compliance and risk management. We are also focused on bringing greater clarity and transparency to our disclosures.

You talk about building an independent ConocoPhillips culture. What does that mean?

SHEILA: We gave a lot of thought to whether we wanted the culture of a typical independent or the culture of an independent ConocoPhillips. We chose a culture that would be uniquely ours because we are different. The key cultural attributes we emphasize are collaboration and empowerment... with accountability. We want to respond rapidly to opportunities and create an exciting workplace with an owner-focused drive for performance.

Was the separation of Phillips 66 a good thing for shareholders?

RYAN: Based on the market performance of ConocoPhillips and Phillips 66 stock during 2012, we believe that the transaction created a lot of value for shareholders. Importantly, the separation enables our organization to focus exclusively on the E&P business. That's ultimately how we'll create sustainable, long-term value for shareholders. All of us at ConocoPhillips are up to the task.

What will success look like in three to five years?

RYAN: It's pretty simple – we'll be the company of choice for all our stakeholders. We'll achieve that by operating safely and responsibly, delivering on our commitments, energizing our workforce and creating sustainable value.



Did you change your peer group when you became an independent company?

DON: Yes. Our peer group now consists of a mix of major integrated and independent companies. These are the companies with which we compete, day in and day out, for resource opportunities, talent and investors.

How will ConocoPhillips compete successfully for talent?

SHEILA: We'll be successful if we provide the kind of work environment and career opportunities people need in order to feel energized and engaged. We provide competitive pay and benefits but cannot stop there. We employ innovative strategies to manage career development, give employees access to world-class knowledge-sharing capability, collaborate with leading academic institutions and research partners and, perhaps most important of all, listen to our employees and address their needs.

The premise of your strategy is to deliver growth, returns and compelling annual distributions. Can this really be achieved?

ELLEN: There's no doubt this has been hard for our industry to achieve. The biggest companies struggle to grow, and the smaller companies are challenged to deliver consistent returns or distributions. But we expect to deliver both over the long term given our unique size, resource-rich portfolio, financial strength and discipline.

What role does the balance sheet play in your strategy and what are your priorities for cash flow?

JEFF: We have a strong balance sheet, and this is key to being able to invest and compete through the business cycles. It provides flexibility and allows us to level load our programs, which improves capital efficiency. We will target a consistent dividend, which we expect to grow as cash flow grows. We have evaluated our capital programs under a wide range of price scenarios to ensure we can maintain an investment grade "A" credit rating and a relatively low debt-to-capital ratio. Our priorities for cash flow are to fund dividends, invest in our growth opportunities, keep our balance sheet strong and consider share repurchases as appropriate.

What is the role of mergers and acquisitions (M&A) in your strategy?

DON: We pay attention to the M&A markets and consider opportunities that might provide a compelling strategic fit within our portfolio. But our strategy and priority is based on organic growth, which is underpinned by a resource-rich portfolio. We're mostly focused on supplementing that by acquiring both conventional and unconventional acreage. For example, we added more than 850,000 net acres to our North American unconventional portfolio since 2011. We intend to identify unconventional plays early and be close to a first mover in ground-floor opportunities. In conventional plays, we've recently accessed some very prospective acreage in Angola and built our deepwater Gulf of Mexico holdings to an expected 2 million net acres.

Today you are investing in some projects with large capital requirements but lower full-cycle returns than other opportunities in your portfolio, notably oil sands and Australia Pacific LNG. How do these projects fit in the portfolio?

MATT: Although these assets represent the lower end of project returns in our portfolio today, they tend to be the type of assets where returns improve over time. They are long-lived, resource-rich assets. Would I prefer more flexibility in my capital program today? Sure. But some day, when investors look back at this time, I believe they will appreciate our investments in these assets. These projects will provide decades of strong cash flow.

What steps are you taking to build a successful exploration program and capture opportunities?

MATT: In the past few years we assembled a talented group of explorers and began accessing both unconventional and conventional opportunities. Having a strong exploration team is vital to building inventory and prospects. Now we are entering the drilling and testing phase in several unconventional plays and in several nonoperated conventional wells globally. Our next step is to begin drilling operated conventional prospects.

AL: We're putting a great deal of time and investment into establishing a world-class computing environment to support cutting-edge geoscience work for our exploration efforts. Today, we have analytical capability that is on par with the best explorers in our industry.

Exclusively E&P. Focused on excellence.

ConocoPhillips has a diversified asset base with scope and scale. Our six operating segments provide strong legacy production, significant international growth projects and a lower-risk North American and international portfolio. We also have a global exploration program with an exciting prospect inventory in unconventional and conventional opportunities. And we have the technical capability and depth to operate anywhere in the world with a relentless focus on safety and execution excellence.



2012 Total Production*


Other
7%
Alaska
14%
Asia Pacific &
Middle East
19%
Lower 48
29%
Europe
14%
Canada
17%

2012 Year-end Reserves*


Other
6%
Alaska
20%
Asia Pacific &
Middle East
16%
Lower 48
23%
Europe
9%
Canada
26%

** Includes discontinued operations.*

Our Value Proposition

Throughout the repositioning and emergence of the new ConocoPhillips, we presented a unique value proposition for shareholders, one offering both growth and returns in a relatively low-risk manner. Our model is built around five priorities:

- **Maintain a relentless focus on safety and execution** – Among the best aspects of our legacy, our SPIRIT Values commit us to operations excellence and the highest standards of safety and environmental stewardship. We will follow these values as we renew our focus on organic growth, applying technology and delivering functional excellence.

- **Offer a compelling dividend** – We recognize that as a mature business, we should return a portion of our cash flow to shareholders, principally through an attractive ordinary dividend. A compelling dividend offers investors a predictable annual return while enforcing capital discipline within the company. Our dividend currently compares favorably to many of the majors and substantially exceeds those of the independents. Further, we target consistent growth in our dividend.

- **Deliver 3 to 5 percent compound annual production growth** – We plan to achieve this production growth, as well as growth in reserves, through drilling programs in our legacy assets and sanctioned major projects globally. This growth is not speculative. With resources and development projects already in place, our job is to efficiently execute our plans. In addition, we are actively pursuing conventional and unconventional opportunities that can sustain our growth well into the future.

- **Generate 3 to 5 percent compound annual margin growth** – We also expect overall margins to improve over the next five years at flat prices. As we divest some lower-margin assets and shift our production mix to higher-value products, margins should expand compared to our current average of about $25 per BOE.

- **Focus on improving returns** – In recent years, we substantially improved the underlying economics of our business through capital discipline, high-grading our asset portfolio, minimizing investment in North American natural gas and optimizing our processes and practices. We remain committed to ongoing improvement in absolute returns and closing the gap on relative returns with our peers.

These priorities guide both long-term plans and day-to-day actions. Even though our transformation is not yet complete, we have made measurable progress. During 2012, we delivered adjusted earnings of $6.7 billion, or $5.37 per share, and a return on capital employed of 11 percent. Our per-share adjusted earnings reflected a reduction in average share count of about 10 percent through our share repurchases in 2012. Our operational performance was strong. Total production was 1,578 MBOED and we replaced 156 percent of our production with new reserves on an organic basis. With our major projects on track, drilling programs performing well and exploration activity gaining momentum, we are well positioned to deliver our unique combination of growth and returns.

Growth & Returns

INDEPENDENT





What are your capital allocation priorities?

RYAN: Our investment priorities are to deliver sustainable, profitable compound annual production growth of 3 to 5 percent, achieve at least 100 percent reserve replacement and build an inventory of future exploration opportunities. We test our capital program against various economic scenarios to ensure it is feasible across a broad range of prices.

MATT: Maintenance of our assets and environmental responsibility require about 10 percent of our capital program. About 45 percent will be devoted to development of low-risk incremental programs in and around our legacy and unconventional assets where we have a significant inventory of opportunities. Roughly 30 percent will go to major projects that provide a further step change in growth. Finally, 15 percent will go into exploration, appraisal and business development – these are the kinds of opportunities, both conventional and unconventional, that will drive our growth beyond 2017.

How will margins grow in a flat price environment?

JEFF: We expect to grow production on a continuing operations basis roughly 400 MBOED by 2017. This will come mostly in the form of higher-value liquids and from areas with lower effective tax rates. This mix shift, combined with the divestiture of several lower-margin properties, should improve overall company margins within a few years at a flat price.

What is your technology vision for the independent ConocoPhillips?

AL: Our technology vision is clear and simple – to support our business growth plans and promote knowledge sharing. We plan to achieve this not only by allocating our resources and expertise to the most pressing operational needs, but also by working in a highly collaborative manner with the business units. We can create a competitive advantage for ConocoPhillips by applying technology more effectively.

We know how the shale plays have changed supply-demand fundamentals. How have these plays changed ConocoPhillips?

MATT: The shale plays have made a very significant contribution to our business. These assets, especially the Eagle Ford and Bakken today, provide tremendous optionality for ConocoPhillips. They are resource rich with years of scalable drilling inventory, and our positions differentiate us from other larger companies. We continue to test new plays and add acreage where it makes sense.

How can ConocoPhillips be competitive in the shale plays compared to the smaller independents?

AL: We have extremely high capability stemming from our long and exceptionally broad experience in the legacy onshore basins of North America, where most of the shale plays being developed today are located. We focus on getting positions in the best parts of these plays. Then, we methodically drill and test to assess commerciality. In many cases we can leverage our existing area expertise and infrastructure. We also take a highly collaborative approach in working with our suppliers to improve efficiency and costs. Since we are not motivated by growth alone, we can take our time to test and deploy the technologies that work best in each of these plays, which we believe is important to ensuring that we do not overcapitalize them.

Do you see public advocacy against hydraulic fracturing as a significant risk to your company and your industry?

ANDREW: This issue has become a passionate cause for many grassroots organizations and activists. As a company, we believe we must engage our critics, enter the debates, lead with data and facts, and operate responsibly. We are optimistic that the public and our politicians will recognize the unprecedented opportunity that the United States and North America have to become energy independent in a way that does not harm our environment.

A lot has been said about extractive industries and sustainable development. How does ConocoPhillips think about sustainability?

JANET: For ConocoPhillips, sustainable development is about conducting our business to promote economic growth, a healthy environment and vibrant communities, now and into the future. Our approach is founded on prospering as a business that works to meet the energy needs of present and future generations by partnering and cooperating with others. We work with regulatory agencies, communities, landowners, business partners and other stakeholders to responsibly develop and operate our assets. We work hard to understand emerging issues, integrate priority areas including water, climate change, biodiversity and social issues into our planning processes, and take action to deliver results. To learn more, refer to our online Sustainable Development report and the articles and commitments on our Power in Cooperation website.

Adjusted Earnings

$6.7B

Financial Highlights

Commodity markets were mixed during 2012, with worldwide oil prices largely flat, ongoing weakness in North American natural gas prices, lower bitumen and NGL prices, but relatively strong international natural gas prices. We are focusing our North American investments on liquids-rich unconventional and oil sands opportunities, while progressing our major development projects internationally. In 2012, we spent $15.7 billion on our capital program, including approximately $800 million related to discontinued operations. In addition to our investments in major projects and drilling programs, we seized opportunities to build our inventory of Lower 48 unconventional programs and captured deepwater and other conventional exploration acreage worldwide. We anticipate investing about $16 billion of capital annually over the next several years. We are limiting investments in North American natural gas.

Progress continued on our asset disposition program, which helps improve our portfolio, positions the company for future growth and enhances financial flexibility to fund our growth programs. We generated $2.1 billion in proceeds from asset sales during 2012 and agreed to sell assets that should generate additional proceeds of $9.6 billion in 2013. We ended 2012 with $4.4 billion in cash and restricted cash, total debt of $21.7 billion and a debt-to-capital ratio of 31 percent. This provides the financial flexibility to adapt to market conditions and, when combined with expected asset disposition proceeds, enables us to fund short-term growth plans while increasing our margins and cash flows for long-term sustained growth. We also repurchased 80 million shares of ConocoPhillips stock for $5.1 billion and maintained our pre-separation dividend rate of $2.64 per share, a yield of 4.6 percent on our year-end share price. Our shareholders realized a 2012 total shareholder return of 9.1 percent for the whole year, and 10.1 percent for the post-separation period, which outperformed our peer group average and reflected general affirmation of our strategy.

Total Production

1,578

Thousand Barrels of Oil Equivalent per Day

Total Shareholder Return April 30 to Dec. 31, 2012
(Percent)



ConocoPhillips
10.1%
S&P 500 Index
3.7%
New Peer Index
(6.8%)

Five-Year Cumulative Total Shareholder Return
($)

$125
$100
$75
$50
S&P 500 Index
New Peer Index
Prior Peer Index
ConocoPhillips
Initial 2008 2009 2010 2011 **2012**

The graphs above show the total shareholder return for ConocoPhillips common stock for the post-separation period and the cumulative total shareholder return for ConocoPhillips common stock in each of the five years from Dec. 31, 2007 to Dec. 31, 2012, compared with the S&P 500 Index, the Prior Peer Index (in the five-year graph only) and the New Peer Index. The Prior Peer Index of companies consisted of BP, Chevron, ExxonMobil, Royal Dutch Shell and Total. The New Peer Index consists of the Prior Peer Index plus Anadarko, Apache, BG Group plc., Devon and Occidental. The New Peer Index was selected after the completion of the separation of Phillips 66 and better reflects the companies against which we compete as an independent exploration and production company. The Prior Peer Index is presented for purposes of comparison. The comparison in the five-year graph assumes $100 was invested on Dec. 31, 2007, in ConocoPhillips common stock, the S&P 500 Index, the Prior Peer Index and the New Peer Index and assumes that all dividends were reinvested. The separation of Phillips 66 is treated as a special dividend for the purposes of calculating total shareholder return for ConocoPhillips. The market value of the distributed shares on the separation date was deemed reinvested in shares of ConocoPhillips common stock.

Meet the Executive Leadership Team 





Our leadership answers the most frequently asked questions from our first year as an independent E&P company.

Meet the Executive Leadership Team

Vision

Left to right:

Ryan M. Lance
Chairman and Chief Executive Officer

Ellen R. DeSanctis
Vice President, Investor Relations and Communications

Matt J. Fox
Executive Vice President, Exploration and Production

Jeff W. Sheets
Executive Vice President, Finance and Chief Financial Officer

Janet Langford Kelly
Senior Vice President, Legal, General Counsel and Corporate Secretary

Al J. Hirshberg
Executive Vice President, Technology and Projects

Don E. Wallette, Jr.
Executive Vice President, Commercial, Business Development and Corporate Planning

Sheila Feldman
Vice President, Human Resources

Andrew D. Lundquist
Senior Vice President, Government Affairs

Compared to the E&P segment within the former integrated company, what will stay the same and what will be different?

RYAN: We'll preserve the best aspects of our legacy, especially our SPIRIT Values, our commitment to operations excellence and safety, our fiscal discipline and our focus on shareholders. These are time-tested ConocoPhillips tenets. At the same time, we have an opportunity to do some things differently through a renewed focus on organic growth and technical capability. We'll tie the old and new together with a company culture that's uniquely ours.

Putting the right leadership in place was an important part of positioning ConocoPhillips as an independent company. What criteria went into selecting your team?

RYAN: At the executive leadership level, it was important to select experienced professionals with track records of success in their fields. We wanted leaders with experience from inside ConocoPhillips, and also people who brought perspective from outside the company. I wanted a team that would be collaborative.

SHEILA: For the most part, these criteria also govern the selection of leadership across the company. We screen on knowledge, skills and experience, but we also place considerable emphasis on the behaviors that are key to creating our new culture – collaborating across boundaries, openness to new approaches, holding self and others accountable. We want our leaders to model what it means to lead in a high-performing independent company.

You launched an investment thesis to the marketplace as "A New Class of Investment." What does that mean?

ELLEN: We believe we offer investors something new and different, a value proposition that combines the attributes of both the integrated companies and the independents. We're taking an opportunity to combine our world-class workforce, our assets, technology and financial strength with an intense focus on the business. In combining these strengths, we believe we can create lower-risk, more predictable returns for our shareholders.

What are your key sources of growth over the next few years?

MATT: There are five key areas: our unconventional plays in the Lower 48, notably the Eagle Ford and Bakken, our oil sands business in Canada, our major projects in Europe, our deepwater developments in Malaysia and our LNG venture on Curtis Island in Australia. All are in full execution mode and will be coming on line or ramping up during the next few years. Beyond 2017, we have numerous development and exploration opportunities that we believe can sustain our growth.

Asset dispositions will be used to fully fund your capital program and dividends in the short term. What is the status of the disposition program?

DON: We announced a goal to sell $8 billion to $10 billion in assets by 2013 and have made significant progress. In 2012, we generated proceeds of $2.1 billion, including the sale of our Vietnam business, nonoperated fields in the North Sea and our interest in NaryanMarNefteGaz. We also announced our intention to sell our Kashagan interest as well as our Algerian and Nigerian businesses. In early January 2013, we announced plans to sell our interests in the Cedar Creek Anticline in the Lower 48. We expect to close our announced transactions in 2013, which should generate $9.6 billion in proceeds.

Lower 48 and Latin America

Leading the shale revolution.

This segment represents the largest business in our company today. In the current environment of the rapidly progressing shale revolution and depressed natural gas prices, we have directed our investments toward high-margin, liquids-rich opportunities, particularly in growing unconventional plays. Our large onshore Lower 48 position of 13.8 million net acres, much of it held by production, gives us access to scalable inventory that can generate substantial production and margin growth in the years ahead. We are also building momentum in our deepwater exploration program in the Gulf of Mexico.

We benefit significantly from our large legacy acreage holdings. We have a deep understanding of key basins and their geology, along with a base of existing infrastructure and operational scale. We have some of the best positions in premier unconventional plays in the Lower 48. Our three current major focus areas – Eagle Ford, Bakken and Permian – comprise more than 1.9 million conventional and unconventional acres and will generate significant future growth. We also have a history of technological innovation that gives us a competitive edge in these areas.

In the Eagle Ford and Bakken, we increased production by 144 percent and 44 percent, respectively, from 2011 to 2012. In the Eagle Ford, we averaged production of 89 MBOED in the fourth quarter, achieving a peak daily rate of 103 MBOED, while running 11 operated drilling rigs. In the Bakken, we averaged production of 24 MBOED in the fourth quarter, with nine operated drilling rigs. Along with anticipated growth from liquids-rich resources in the Niobrara, Wolfcamp and other plays, we expect to build Lower 48 unconventional production to 300 MBOED by 2017, a significant increase from a modest base a few years ago.

As part of meeting our growth goals, we will be adding infrastructure to debottleneck production handling and maximize sales. We made substantial progress on this in 2012 and continue to build our infrastructure. As a result, the majority of our acreage will be held by production in 2013 in the Eagle Ford and Bakken trends – a key advantage that enables us to control the pace of development. We will also continue our dialogue with stakeholders to fully inform them of the hydraulic fracturing techniques that are being safely used by industry to maximize the benefits of this significant national resource.

We continue applying new technology and fresh geologic knowledge to both enhance existing resource recovery and identify potential new sources of hydrocarbons in our legacy positions. These assets provide strong cash flow and profitable production, with significant remaining potential. We continue targeting liquids-rich opportunities across our Lower 48 portfolio.

Lower 48

13.8

Million Onshore Net Acres



The Bakken shale in Montana and North Dakota.

144%

Production Growth in the Eagle Ford

The Eagle Ford shale in South Texas represents one of the company's most promising resource opportunities.

plays

Oil Sands Net Resources

16

Billion Barrels of Oil Equivalent

Canada

Developing Canada's legacy fields and world-class oil sands.

Our Canadian segment delivered strong operational performance in 2012, growing production from expansion of our oil sands projects, which continued on schedule. Financial results were challenged due to weakened bitumen netback prices. Historically low natural gas prices also impacted our western Canada business, but we expect improved financial performance as we increase our focus on liquids-rich gas and tight oil plays. We plan to run 16 operated drilling rigs during the 2012-2013 winter program.

Our steam-assisted gravity drainage (SAGD) projects in the Canadian oil sands represent a huge net resource of 16 billion BOE that offers long-lived production. These projects provide opportunities to increase volumes as new phases are developed in Foster Creek, Christina Lake and our Surmont operation and as new projects come online, such as Narrows Lake. Over the next five years, we expect these projects to deliver an impressive 20 percent compound annual growth rate.

Seven major project phases are currently in execution across Foster Creek, Christina Lake and Surmont, which together delivered net production of more than 100 MBOED at year end. In 2012, Narrows Lake Phase A and Christina Lake Phase F were sanctioned. At Christina Lake, we anticipate full producing capacity to be reached at Phase D and startup of Phase E in 2013. At Foster Creek, expansion work at Phases F, G and H is under way to begin delivering production capacity in 2014. Surmont Phase 2 continues on schedule, with planned startup in 2015.

These are projects where technology improvements can contribute a significant economic benefit to the large resource base and add value to our portfolio. In 2012, we delivered a number of value-enhancing initiatives, including completing enhanced-SAGD pilot facilities at Surmont and employing additional technologies to improve steam-to-oil ratios.

Overall, the Canada segment continues to operate well, with a focused, long-term strategic plan to develop a full portfolio that includes bitumen, liquids, light oil and gas.

Construction nears completion at the Jasmine development in the U.K. North Sea.


JASMINE

Alaska

Operating legacy assets efficiently.

ConocoPhillips has major interests in two of North America's largest oil fields, Kuparuk and Prudhoe Bay, both located on Alaska's North Slope. We also operate the Alpine Field on the Western North Slope. In 2012, production was 213 MBOED, reflecting base decline. Additionally, major scheduled turnarounds were successfully completed at all three fields.



The Alpine Field on Alaska's North Slope.

Our Alaska segment continues to operate well, and significant additional oil development opportunities exist. The level of future investment is contingent upon more competitive state fiscal terms and the cooperation of all stakeholder groups. ConocoPhillips continues to invest approximately $800 million a year of capital in Alaska, with select projects and infield drilling programs across the North Slope. Operationally, record lengths are being achieved in coiled tubing drilling, a process that reduces costs and accelerates well completion.

In the fourth quarter, the Alpine West CD5 Project was approved. First production is anticipated in late 2015. Preparations are also taking place to explore in the Chukchi Sea, with the first well planned for 2014. In conjunction with other producers, we are evaluating potential LNG exports from the North Slope's vast gas resources. A producer group is working on potential development concepts and assessing the cost of major project components.


Alaska Production
213
Thousand Barrels
of Oil Equivalent
per Day

projects

Europe

Major projects renew growth.

In Europe, several growth projects are under way in our legacy areas in the North Sea. Our position offers near-term growth with future upside potential. In 2012, we completed a number of major turnarounds on schedule and continued to optimize the portfolio with the disposition of nonoperated interests in the Alba and Statfjord fields.

Our existing operations, infrastructure and basin expertise have created opportunities for incremental growth projects with strong margins. In the United Kingdom, the Katy development in the Southern North Sea achieved first production in January 2013, while development at Jasmine and Clair Ridge continued toward startup in 2013 and 2016, respectively. In Norway, construction on the Ekofisk South and Eldfisk II expansion projects continued toward scheduled startup in 2013 and 2014, respectively. New production from major projects is expected to deliver 115 MBOED by 2017.

Exploration activities are progressing in the Barents Sea offshore Norway, Central North Sea and west of Shetland offshore United Kingdom, as well as in shale gas prospects in Poland's western Baltic region.

Europe New Production from Major Projects by 2017

115

Thousand Barrels of Oil Equivalent per Day

8

Major Projects in Execution Across Asia Pacific

Asia Pacific and Middle East

Executing deepwater and LNG growth projects.

Our Asia Pacific and Middle East operations comprise producing fields in Australia and Timor-Leste, China, Indonesia, Malaysia and Qatar. The company exited Vietnam in the first quarter of 2012. We also have exploration and appraisal activities across the region, including the Bay of Bengal offshore Bangladesh.

Significant developments are under way in offshore Malaysia with four sanctioned projects expected to yield approximately 70 MBOED of net production by 2017. These projects provide a strong ramp up in higher-margin liquids and gas production. The first, Gumusut, started producing oil in November and the permanent floating production system is expected to come online in late 2013. Construction continues at the Siakap North-Petai and Kebabangan fields, with first production expected in 2013 and 2014, respectively. In the fourth quarter, we sanctioned the Malikai development, which is expected to come online in 2017. There is significant additional potential in this area, with four more discoveries in various stages of appraisal expected to yield further growth beyond 2017.

Production Growth from Malaysia and APLNG by 2017

145

Thousand Barrels of Oil Equivalent per Day

In Australia, development continues at Australia Pacific LNG (APLNG), a joint venture that holds one of Australia's largest coalbed methane resource positions. More than 120 net wells are now online, with 2012 net production of 118 MMCFD. We remain on track to start up the first liquefaction train in mid-2015. In 2012, marketing of the second train's volumes was completed, project financing was secured for $8.5 billion at competitive terms, and the second train was sanctioned, with startup expected in the fourth quarter of 2015. ConocoPhillips also reduced our interest in the venture to 37.5 percent. The project is expected to provide stable production and cash flow for 20 to 30 years from 2016 onward at returns that compare favorably with other liquefaction projects in the area. Additionally, at Bayu-Undan and Darwin LNG, production exceeded target as a result of strong direct operating efficiency.

In China, Peng Lai operations were conducted under the reservoir adjustment and management plan supplement during 2012. In early 2013, Chinese government approval to resume normal production operations was obtained. The first well at our Panyu growth project came onstream in September. Nine wells were online by year end as development progressed on schedule to add 8 MBOED to net production by 2014. In Indonesia, we renegotiated gas sales contracts during 2012, resulting in significant increases to realized gas prices for both our Natuna Sea Block B sales and Corridor Block sales. In Qatar, our QG3 joint venture continued operating to plan, and three new sales agreements were signed for LNG volumes for delivery over the next 15 to 20 years.



Construction continues at Gumusut where the permanent floating production system is expected to come online in late 2013.

GLOBAL PO

Other International

Optimizing the portfolio.

Our Other International segment comprises producing fields in Algeria, Libya, Nigeria and Russia, along with additional development and exploration activity in Angola and Kazakhstan. As part of our asset disposition program, in 2012 we completed the sale of our 30 percent interest in NaryanMarNefteGaz in Russia. We also announced our intention to divest our interests in Kashagan and the Algeria and Nigeria businesses, with closings expected in 2013. The associated earnings and production from these assets have been reported as discontinued operations.

In Libya, production returned mid-year to pre-conflict levels, with a 2012 exit rate of 43 MBOED. Nigerian operations were adversely impacted in the second half of the year by flooding in the Niger Delta, resulting in full-year production falling to 40 MBOED.

Exploration

Building momentum in conventional and unconventional opportunities.

Looking longer term, we foresee additional growth from our exploration program. We have a balanced, global portfolio of conventional and liquids-rich unconventional opportunities.

We expect significant growth from unconventional exploration over the next several years. We have added more than 850,000 net acres in North America since 2011 and have material working interests focused on liquids-rich opportunities. Several pilots are under way in unconventional plays in the Lower 48 and Canada. These include the Wolfcamp in the Delaware and Midland basins, the Niobrara, the Avalon Shale, the Lewis Shale in Wyoming, the Mancos in the San Juan Basin and the Duvernay, Montney, Canol and Horn River (Muskwa) in Canada.

We intend to leverage this capability internationally, targeting low-cost entry for large acreage positions. In Australia, we farmed-in to a frontier 11-million-acre shale play in the Canning Basin. We commenced the first phase of drilling with two wells in 2012. In Poland, we exercised a call option for a 500,000-acre position in the western Baltic Basin, assumed operatorship and continued our pilot drilling program. In December, we signed a joint study agreement with Sinopec to conduct a shale gas assessment across the 1-million-acre Qijiang Block in China.

In conventional exploration, our deepwater program has grown significantly in recent years. Since 2007, we have substantially increased our Gulf of Mexico leaseholdings. We expect to hold approximately 2 million net acres by the end of the first quarter of 2013, ranking in the top five deepwater leaseholders. At year end, drilling was under way at the nonoperated Shenandoah appraisal and Coronado wildcat prospects. We also secured a deepwater rig for our operated Gulf of Mexico drilling program, which should begin in 2014. We expect to drill one to two operated wells annually in a total program of three to six wells a year.

Internationally, we have also established an early mover position in some key conventional basins. We operate two blocks offshore Angola that total approximately 2.5 million acres. Recent discoveries adjacent to our blocks have confirmed our expectations and proven the presence of a working petroleum system in this subsalt play. We completed a 3-D seismic survey and secured a rig to drill the first of four exploration wells beginning in 2014. We operate two blocks offshore Bangladesh, comprising approximately 1.4 million acres, where seismic surveys were completed in 2012. We also have acreage in the Barents Sea offshore Norway, which we plan to begin drilling in 2013 or 2014.

Additional exploration activities include assessing the Devil's Paw prospect in the Chukchi Sea offshore Alaska where we plan to drill in 2014 using a jack-up rig that will utilize surface blowout preventers and a pre-positioned capping device on the sea floor. We also have ongoing exploration appraisal in Australia's Browse Basin, where the Boreas-1 well was drilled and the Zephyros-1 well started. In Malaysia, we signed a new operated production sharing contract for the exploration of Block SB311.

We will continue to add both unconventional and conventional exploration opportunities to help fuel our planned longer-term growth. This, combined with our 43 billion BOE resource base, provides significant optionality to our growth prospects.

44
Million Net Undeveloped Acres

TOP 5
Deepwater Leaseholder in the Gulf of Mexico



Seismic surveys continue in a number of unconventional plays in the Lower 48.

Unlocking the full capabilities of our people isn't a catchphrase at ConocoPhillips. It's how we engage others. It's why we collaborate. And it's what drives our long-term performance and results.

Our operations are diverse. So too are the men and women of ConocoPhillips. But every day, across our 30 countries of operations and activities, our 16,900 employees work in a truly integrated way. They focus on fulfilling our core SPIRIT Values of Safety, People, Integrity, Responsibility, Innovation and Teamwork. They build on our proven track records of performance and success. And now, they also apply the focus and culture of an independent ConocoPhillips, finding new ways to drive excellence in everything we do.

The result is more than just a global team that understands ConocoPhillips' strategic objectives and what it takes to deliver on them. It also unlocks the potential of our people to support our company's growth plans and to feel passionate about their contributions and careers.


innovation

We recognize that demand for talent in our industry shows no signs of slowing down. Attracting and retaining the best in the business touches every part of our organization. We are using innovative strategies to add great new colleagues to our team and to engage them once they are on board.



Collaboration and integration are two cornerstones of the new ConocoPhillips culture.

As part of our future-workforce planning, we are committed to increasing student interest in energy industry professions. From supporting scholarships in science, technology, engineering and mathematics to the extensive use of university internships, we are attracting the best talent available. Once they join us at ConocoPhillips, we see early career development as an important investment. Both newly hired graduates and experienced personnel have access to a suite of training and development opportunities, plus knowledge-sharing capabilities that are among the best in the world. In fact, our efforts to drive collaboration across the organization were recognized with a 2012 Global Most Admired Knowledge Enterprise award. With technology companies like Apple, Google and IBM on the list of winners, we are keeping good company. We also put time and energy into unique talent management teams that drive career development across the globe, while our management succession process identifies and cultivates the next generation of leaders.

Developing and applying innovative technology is a key component of our future success and social license to operate. Our people engage and collaborate with leading academic institutions and research partners and access promising technologies via early-stage venture investments. Our major areas of technical focus support our business growth plans, including developing unconventional resources, producing heavy oil economically with fewer emissions, improving our competitiveness in deepwater, advancing LNG capabilities and implementing sustainability measures.

Operations and Activities in

30

Countries

We are also committed to ensuring the health and wellness of our employees. Our wellness program encourages our workforce to take charge of their health through a combination of wellness screenings, education and incentives. In 2013, we will launch Good for You! – a multi-year global health improvement campaign, with heart health as our first area of focus.

There is a unique energy at our company. It's the energy of an independent ConocoPhillips. You will find it at drill pads in the Eagle Ford shale, on platforms in the North Sea's Ekofisk Field and at LNG facilities in Darwin, Australia. Wherever our people are, it's there.

16,900

Employees Worldwide

Successful exploration requires a diverse mix of skills and experiences among our employees.

Safe and Responsible Operations

Reputation

ConocoPhillips' SPIRIT Values commit us to excellence in health and safety, environmental and social performance, and community investment throughout our worldwide operations.

In 2012, ConocoPhillips improved our combined total recordable safety incident rate and our process safety event rate. To facilitate further improvements, we advanced the framework on which we safely manage our operations. We improved our HSE Management System Standard to clarify company requirements and integrate asset, operating and well integrity requirements. We placed additional emphasis on process safety and risk management, emergency preparedness and continued focus on occupational safety. We are now developing a new HSE Excellence process to serve as a scorecard to gauge performance and drive continuous improvement.

Corporate Responsibility Magazine's

100

Best Corporate Citizens

We also have detailed processes in place to address sustainable development in our economic, environmental and social performance. Our processes, related tools and requirements focus on water, biodiversity and climate change, as well as social and stakeholder issues. In 2012, we completed biodiversity risk assessments and initiated action plans at all of our major operated assets. In response to stakeholder questions about hydraulic fracturing, we published our Onshore Well Management Principles, which span a wide range of issues from community consultations about exploration to final site restoration. We made an investment in Skyonic, a company developing marketable chemicals from captured carbon dioxide emissions. We also helped establish the Canadian Oil Sands Innovation Alliance to accelerate the pace of environmental performance improvement in Canada's oil sands in the areas of water protection, land footprint and greenhouse gas emissions. And in New Mexico and West Texas, we promoted voluntary conservation pacts to protect the habitat of the dunes sagebrush lizard.

0.29

Combined Total Recordable Incident Rate*

0.03

Process Safety Event Rate**

safety

* Safety incidents per 200,000 hours.

** Process containment incidents per 200,000 hours.

We pride ourselves in serving as a responsible citizen in the communities where our employees live and work. We contribute to the well-being of these communities through charitable giving, employee volunteerism, sponsorships and civic leadership. In 2012, we marked the 25th anniversary of the ConocoPhillips Rodeo Run in Houston. Each year more than 1,500 volunteers, including employees, retirees, contractors and their families, help plan and administer the race, which has raised more than $3 million in scholarship funds for Texas youth. We also provided assistance ranging from funding rehabilitation services for those wounded during Libya's civil unrest to a reforestation project to reduce soil erosion in Timor-Leste. In 2012, ConocoPhillips participated in nine United Way campaigns in the United States, Canada and Russia, raising more than $7 million in employee, retiree and company donations.

Our efforts were recognized in 2012, with ConocoPhillips named one of *Corporate Responsibility Magazine's* 100 Best Corporate Citizens. We were also named to the Dow Jones Sustainability Index North American list for the sixth consecutive year. In these and numerous other ways, our company and employees strived to deliver safe and responsible operations during 2012, and in the process, strengthened our reputation, brand and business value.

2012 Community Investments


Arts, Civic & Social Services
20%
Natural Resources
6%
Disaster Relief
11%
Education
31%
Employee Community Programs
17%
Health & Safety
15%

ConocoPhillips strives to minimize the footprint of our operations, including our presence in the Alberta oil sands.

20 Financial and Operating Highlights

$ Millions Except as Indicated	2012	2011	2010
Financial			
Total revenues and other income	$ 62,004	66,069	63,335
Net income attributable to ConocoPhillips *(Earnings)*	$ 8,428	12,436	11,358
Earnings per share of common stock – diluted	$ 6.72	8.97	7.62
Net cash provided by continuing operating activities	$ 13,458	13,953	14,013
Capital program*	$ 15,722	12,947	9,265
Repurchase of company common stock	$ 5,098	11,123	3,866
Dividends paid on company common stock	$ 3,278	3,632	3,175
Total assets	$ 117,144	153,230	156,314
Total debt	$ 21,725	22,623	23,592
Total equity	$ 48,427	65,749	69,124
Percent of total debt to capital	31%	26	25
Common stockholders' equity	$ 47,987	65,239	68,577
Common stockholders' equity per share *(book value)*	$ 39.33	50.74	47.93
Cash dividends per common share	$ 2.64	2.64	2.15
Closing stock price per common share	$ 57.99	72.87	68.10
Common shares outstanding at year end *(in thousands)*	1,220,017	1,285,670	1,430,765
Average common shares outstanding *(in thousands)*			
Basic	1,243,799	1,375,035	1,479,330
Diluted	1,253,093	1,387,100	1,491,067
Return on capital employed *(percent)*	11%	13	12
Exploration & Production Operating Segments			
Production*			
Crude oil production *(MBD)*	618	650	763
Natural gas liquids production *(MBD)*	160	149	150
Synthetic oil production *(MBD)*	—	—	12
Bitumen production *(MBD)*	93	67	59
Natural gas production *(MMCFD)*	4,245	4,516	4,606
Total *(MBOED)*	1,578	1,619	1,752
Proved Reserves*			
Crude oil reserves *(MMBOE)*	2,779	2,741	2,673
Natural gas liquids reserves *(MMBOE)*	694	721	719
Bitumen reserves *(MMBOE)*	1,900	1,439	1,299
Natural gas reserves *(BCF)*	19,614	20,916	21,716
Total *(MMBOE)*	8,642	8,387	8,310
Organic Reserve Replacement Ratio *(percent)***	156%	120	138
Acreage*			
Net developed acreage *(millions of acres)*	12.2	12.3	12.6
Net undeveloped acreage *(millions of acres)*	44.2	37.8	45.2
Total *(millions of acres)*	56.4	50.1	57.8
Average Realized Prices*			
Average crude oil price *(per barrel)*	$ 105.98	105.87	77.83
Average natural gas liquids price *(per barrel)*	$ 45.55	54.71	45.24
Average syncrude price *(per barrel)*	$ —	—	77.56
Average bitumen price *(per barrel)*	$ 53.91	62.56	53.06
Average natural gas price *(per thousand cubic feet)*	$ 5.38	5.67	4.95
Average total price (per BOE)	$ 67.41	68.93	54.50

*Includes discontinued operations.

**Organic reserve replacement ratio excludes LUKOIL and the impact of purchases and sales.

Use of non-GAAP financial information – This annual report includes non-GAAP financial measures that are included to help facilitate comparisons of company operating performance across periods. A reconciliation determined in accordance with U.S. generally accepted accounting principles (GAAP) is shown on page 25.

Adjusted Earnings
($ Millions)




2012 6,734
2011 7,982
2010 6,694

Cash from Continuing Operating Activities
($ Millions)



2012 13,458
2011 13,953
2010 14,013

Capital Program*
($ Millions)



2012 15,722
2011 12,947
2010 9,265

Total Production*
(MBOED)


Liquids Natural Gas



2012 55% 45% 1,578
2011 53% 47% 1,619
2010 56% 44% 1,752

Proved Reserves*
(MMBOE)

Liquids Natural Gas



2012 62% 38% 8,642
2011 58% 42% 8,387
2010 56% 44% 8,310

Acreage*
(Millions of Acres)



Developed
Undeveloped



2012 22% 78% 56.4
2011 25% 75% 50.1
2010 22% 78% 57.8

Crude Oil Average Realized Price*
($ per Barrel)



2012 105.98
2011 105.87
2010 77.83

NGL Average Realized Price*
($ per Barrel)



2012 45.55
2011 54.71
2010 45.24

Natural Gas Average Realized Price*
($ per Thousand Cubic Feet)



2012 5.38
2011 5.67
2010 4.95

Organic Reserve Replacement Ratio**
(Percent)



2012 156
2011 120
2010 138

Debt-to-Capital Ratio
(Percent)



2012 31
2011 26
2010 25

ROCE
(Percent)



2012 11
2011 13
2010 12

Board of Directors

As of Feb. 19, 2013



Standing – Left to right: Richard L. Armitage, Robert A. Niblock, Richard H. Auchinleck, Ryan M. Lance, William K. Reilly, William E. Wade, Jr.
Seated – Left to right: Mohd H. Marican, Jody L. Freeman, Harald J. Norvik, James E. Copeland, Jr.

Richard L. Armitage (4, 5)
President, Armitage International LLC
Former U.S. Deputy Secretary of State

Richard H. Auchinleck (2, 3, 4)
Former President and Chief Executive Officer, Gulf Canada Resources Limited

James E. Copeland, Jr. (1, 2)
Former Chief Executive Officer, Deloitte & Touche and Deloitte Touche Tohmatsu

Jody L. Freeman (5)
Archibald Cox Professor of Law, Harvard Law School

Ryan M. Lance (2)
Chairman and Chief Executive Officer, ConocoPhillips

Mohd H. Marican (1)
Former President and Chief Executive Officer, PETRONAS

Robert A. Niblock (1)
Chairman, President and Chief Executive Officer, Lowe's Companies, Inc.

Harald J. Norvik (2, 3, 5)
Former Chairman, President and Chief Executive Officer, Statoil

William K. Reilly (4, 5)
President and Chief Executive Officer, Aqua International Partners
Former Administrator, U.S. Environmental Protection Agency

William E. Wade, Jr. (2, 3, 4)
Former President, Atlantic Richfield Company

1) Member of the Audit and Finance Committee.
2) Member of the Executive Committee.
3) Member of the Human Resources and Compensation Committee.
4) Member of the Committee on Directors' Affairs.
5) Member of the Public Policy Committee.

Company Officers

As of Feb. 19, 2013

Executive Leadership Team

Ryan M. Lance
Chairman and Chief Executive Officer

Matt J. Fox
Executive Vice President, Exploration and Production

Al J. Hirshberg
Executive Vice President, Technology and Projects

Jeff W. Sheets
Executive Vice President, Finance and Chief Financial Officer

Don E. Wallette, Jr.
Executive Vice President, Commercial, Business Development and Corporate Planning

Janet Langford Kelly
Senior Vice President, Legal, General Counsel and Corporate Secretary

Andrew D. Lundquist
Senior Vice President, Government Affairs

Ellen R. DeSanctis
Vice President, Investor Relations and Communications

Sheila Feldman
Vice President, Human Resources

Operational Leadership and Other Corporate Officers

Larry E. Archibald
Senior Vice President, Exploration

Luc J.F. Messier
Senior Vice President, Projects, Supply Chain and Aviation

Don G. Hrap
President, Lower 48 and Latin America

Trond-Erik Johansen
President, Alaska

Kerr A. Johnston
President, Other International

Ken Lueers
President, Canada

Joe P. Marushack
President, Asia Pacific and Middle East

Steinar Vaage
President, Europe

Mike Ferrow
Vice President, Health, Safety and Environment

Glenda M. Schwarz
Vice President and Controller

Shareholder Information

Annual Meeting
The ConocoPhillips annual meeting of stockholders will be held:

Tuesday, May 14, 2013
Omni Houston Hotel at Westside
13210 Katy Freeway
Houston, TX 77079

Notice of the meeting and proxy materials are being sent to all shareholders.

Direct Stock Purchase and Dividend Reinvestment Plan
The ConocoPhillips Investor Services Program is a direct stock purchase and dividend reinvestment plan that offers shareholders a convenient way to buy additional shares and reinvest their common stock dividends. Purchases of company stock through direct cash payment are commission free. Please call Computershare Shareowner Services to request an enrollment package:

Toll-free number: 800-356-0066

You may also enroll online at *www.computershare.com/investor*. Registered shareholders can access important investor communications online and sign up to receive future shareholder materials electronically by following the enrollment instructions.

Principal and Registered Offices

600 N. Dairy Ashford Road
Houston, TX 77079

2711 Centerville Road
Wilmington, DE 19808

Stock Transfer Agent and Registrar

Computershare
250 Royall St.
Canton, MA 02021
www.computershare.com

Information Requests
For information about dividends and certificates or to request a change of address form, shareholders may contact:

Computershare
P.O. Box 43006
Providence, RI 02940-3006
Toll-free number: 800-356-0066
Outside the U.S.: 201-680-6578
TDD for hearing impaired: 800-231-5469
TDD outside the U.S.: 201-680-6610
www.computershare.com/investor

Personnel in the following offices also can answer investors' questions about the company:

Institutional Investors:
ConocoPhillips Investor Relations
375 Park Ave., Suite 3702
New York, NY 10152
212-207-1996
investor.relations@conocophillips.com

Individual Investors:
ConocoPhillips Shareholder Relations
600 N. Dairy Ashford Road, ML3074
Houston, TX 77079
281-293-6800
shareholder.relations@conocophillips.com

Compliance and Ethics
For guidance or to express concerns or ask questions about compliance and ethics issues, contact the ConocoPhillips Ethics HelpLine via phone toll free at 877-327-2272, available 24 hours a day, seven days a week, or via the Internet at *www.conocophillips.ethicspoint.com*. The ethics office may also be contacted via email at *ethics@conocophillips.com* or by writing:

ConocoPhillips Corporate Ethics Office
600 N. Dairy Ashford Road, ML1082
Houston, TX 77079

Copies of Annual Report and Proxy Statement
Copies of this Annual Report and the Proxy Statement, as filed with the U.S. Securities and Exchange Commission, are available free by making a request on the company's website, calling 918-661-3700 or writing:

ConocoPhillips Reports
B-13 Plaza Office Building
315 Johnstone Ave.
Bartlesville, OK 74004

Website
www.conocophillips.com
The site includes resources of interest to investors, including news releases and presentations to securities analysts, copies of ConocoPhillips' annual reports and proxy statements, reports to the U.S. Securities and Exchange Commission and data on ConocoPhillips' environmental performance.

Non-GAAP Reconciliations

$ Millions Except as Indicated	2012	2011	2010
Adjusted Earnings			
Net Income Attributable to ConocoPhillips	$ 8,428	12,436	11,358
Adjustments			
Impairments	901	649	638
Canceled projects	—	54	85
Net (gain)/loss on asset sales	(1,532)	(124)	(4,402)
Bohai Bay incidents	89	142	—
Tax loss carryforward realization	(236)	—	—
Pending claims and settlements	(235)	—	48
Deferred tax adjustment	(72)	—	(40)
International tax law changes	167	109	—
Separation costs	84	25	—
Pension settlement expense	87	—	—
Premium on early debt retirement	68	—	114
Discontinued operations	(1,015)	(5,309)	(1,107)
Adjusted Earnings	$ 6,734	7,982	6,694
Earnings per share of common stock	$ 6.72	8.97	7.62
Adjusted earnings per share of common stock	$ 5.37	5.75	4.49
Return on Capital Employed (ROCE)			
Numerator:			
Net Income Attributable to ConocoPhillips	$ 8,428	12,436	11,358
Adjustment to exclude special items	(1,694)	(4,454)	(4,664)
Net income attributable to noncontrolling interests	70	66	59
After-tax interest expense	461	620	759
ROCE earnings	$ 7,265	8,668	7,512
Denominator:			
Average capital employed*	$ 78,281	91,892	92,548
Adjustment to exclude discontinued operations	(10,928)	(27,256)	(28,390)
Adjusted average capital employed	$ 67,353	64,636	64,158
ROCE (percent)	11%	13	12

2012 Cash Contribution for Operating Segments	
Net Income	$ 8,498
Adjustment to exclude special items	(1,694)
Exclude adjusted earnings for Corporate and Other	813
Adjusted Earnings – Operating Segments	$ 7,617
Depreciation, depletion & amortization – Operating Segments	6,494
Cash Contribution – Operating Segments	$ 14,111
Production from continuing operations (MBOED)	1,527
Cash Contribution ($ per BOE)	$ 25.24

2012 Ending Cash and Restricted Cash	
Cash and cash equivalents	$ 3,618
Restricted cash	748
2012 Ending Cash and Restricted Cash	$ 4,366

** Total equity plus total debt.*

We run our business under a set of guiding principles that we call our SPIRIT Values. These set the tone for how we behave with all our stakeholders, internally and externally. They are shared by everyone in our organization and recognized throughout the industry. They distinguish us from our competitors and are a source of pride.



SAFETY
We operate safely.

PEOPLE
We respect one another, recognizing that our success depends upon the commitment, capabilities and diversity of our employees.

INTEGRITY
We are ethical and trustworthy in our relationships with stakeholders.

RESPONSIBILITY
We are accountable for our actions. We are a good neighbor and citizen in the communities where we operate.

INNOVATION
We anticipate change and respond with creative solutions. We are agile and responsive to the changing needs of stakeholders and embrace learning opportunities from our experience around the world.

TEAMWORK
Our "can do" spirit delivers top performance. We encourage collaboration, celebrate success, and build and nurture long-standing relationships.

2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2012**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number: **001-32395**

ConocoPhillips

(Exact name of registrant as specified in its charter)

Delaware	**01-0562944**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

600 North Dairy Ashford
Houston, TX 77079
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **281-293-1000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, $.01 Par Value	New York Stock Exchange
6.65% Debentures due July 15, 2018	New York Stock Exchange
7% Debentures due 2029	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [x] Yes [ ] No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. [ ] Yes [x] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [x] Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [x] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [x] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).[ ] Yes [x] No

The aggregate market value of common stock held by non-affiliates of the registrant on June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price on that date of $55.88, was $67.9 billion. The registrant, solely for the purpose of this required presentation, had deemed its Board of Directors to be an affiliate and deducted their stockholdings of 66,914 shares in determining the aggregate market value.

The registrant had 1,220,992,874 shares of common stock outstanding at January 31, 2013.

Documents incorporated by reference:
Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 14, 2013 (Part III)

TABLE OF CONTENTS

PART I

Unless otherwise indicated, "the company," "we," "our," "us" and "ConocoPhillips" are used in this report to refer to the businesses of ConocoPhillips and its consolidated subsidiaries. Items 1 and 2—Business and Properties, contain forward-looking statements including, without limitation, statements relating to our plans, strategies, objectives, expectations and intentions that are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "anticipate," "estimate," "believe," "budget," "continue," "could," "intend," "may," "plan," "potential," "predict," "seek," "should," "will," "would," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" and similar expressions identify forward-looking statements. The company does not undertake to update, revise or correct any forward-looking information unless required to do so under the federal securities laws. Readers are cautioned that such forward-looking statements should be read in conjunction with the company's disclosures under the heading "CAUTIONARY STATEMENT FOR THE PURPOSES OF THE 'SAFE HARBOR' PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995," beginning on page 67.

Items 1 and 2. BUSINESS AND PROPERTIES

CORPORATE STRUCTURE

ConocoPhillips is the world's largest independent exploration and production (E&P) company, based on proved reserves and production of liquids and natural gas. ConocoPhillips was incorporated in the state of Delaware on November 16, 2001, in connection with, and in anticipation of, the merger between Conoco Inc. and Phillips Petroleum Company. The merger between Conoco and Phillips was consummated on August 30, 2002.

On April 30, 2012, we completed the separation of our downstream businesses into an independent, publicly traded company, Phillips 66. Our refining, marketing and transportation businesses, most of our Midstream segment, our Chemicals segment, as well as our power generation and certain technology operations included in our Emerging Businesses segment (collectively, our "Downstream business"), were transferred to Phillips 66. As a part of our strategic asset disposition program, in the fourth quarter of 2012, we agreed to sell our interest in the North Caspian Sea Production Sharing Agreement (Kashagan) and our Nigerian and Algerian businesses. Results of operations related to Phillips 66, Kashagan, Nigeria and Algeria have been classified as discontinued operations in all periods presented in this Annual Report on Form 10-K. For additional information, see Note 2—Discontinued Operations, in the Notes to Consolidated Financial Statements.

Headquartered in Houston, Texas, we have operations and activities in 30 countries. Our key focus areas include safely operating producing assets, executing major developments and exploring for new resources in promising areas. Our portfolio primarily includes legacy assets in North America, Europe, Asia and Australia; growing North American shale and oil sands businesses; several major international developments; and a global exploration program.

At December 31, 2012, ConocoPhillips employed approximately 16,900 people worldwide.

SEGMENT AND GEOGRAPHIC INFORMATION

For operating segment and geographic information, see Note 25—Segment Disclosures and Related Information, in the Notes to Consolidated Financial Statements, which is incorporated herein by reference.

We explore for, produce, transport and market crude oil, bitumen, natural gas, liquefied natural gas (LNG) and natural gas liquids on a worldwide basis. At December 31, 2012, our continuing operations were producing in the United States, Norway, the United Kingdom, Canada, Australia, offshore Timor-Leste in the Timor Sea, Indonesia, China, Malaysia, Qatar, Libya and Russia.

Our operating segments were realigned upon the separation of Phillips 66, and as a result, all prior periods presented have been restated. We manage our operations through six operating segments, which are defined by geographic region: Alaska, Lower 48 and Latin America, Canada, Europe, Asia Pacific and Middle East, and Other International.

The information listed below appears in the "Oil and Gas Operations" disclosures following the Notes to Consolidated Financial Statements and is incorporated herein by reference:

- Proved worldwide crude oil, natural gas liquids, natural gas and bitumen reserves.
- Net production of crude oil, natural gas liquids, natural gas and bitumen.
- Average sales prices of crude oil, natural gas liquids, natural gas and bitumen.
- Average production costs per barrel of oil equivalent (BOE).
- Net wells completed, wells in progress and productive wells.
- Developed and undeveloped acreage.

The following table is a summary of the proved reserves information included in the "Oil and Gas Operations" disclosures following the Notes to Consolidated Financial Statements. Approximately 80 percent of our proved reserves are located in politically stable countries that belong to the Organization for Economic Cooperation and Development. Natural gas reserves are converted to BOE based on a 6:1 ratio: six thousand cubic feet of natural gas converts to one BOE. See Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of factors that will enhance the understanding of the table below.

	Millions of Barrels of Oil Equivalent		
Net Proved Reserves at December 31	**2012**	2011	2010
Crude oil			
Consolidated operations	**2,684**	2,617	2,496
Equity affiliates	**95**	124	177
Total Crude Oil	**2,779**	2,741	2,673
Natural gas liquids			
Consolidated operations	**646**	670	665
Equity affiliates	**48**	51	54
Total Natural Gas Liquids	**694**	721	719
Natural gas			
Consolidated operations	**2,726**	2,933	3,039
Equity affiliates	**543**	553	580
Total Natural Gas	**3,269**	3,486	3,619
Bitumen			
Consolidated operations	**506**	530	455
Equity affiliates	**1,394**	909	844
Total Bitumen	**1,900**	1,439	1,299
Total consolidated operations	**6,562**	6,750	6,655
Total equity affiliates	**2,080**	1,637	1,655
Total company	**8,642**	8,387	8,310

In 2012, worldwide production, including our share of equity affiliates, was 1,578 thousand barrels of oil equivalent per day (MBOED), a 3 percent decrease from 2011 production of 1,619 MBOED. Production from continuing operations for 2012 averaged 1,527 MBOED, compared with 1,561 MBOED in 2011. Average production from continuing operations decreased 2 percent in 2012, primarily as a result of normal field decline, the impact from asset dispositions and higher planned and unplanned downtime. These decreases were largely offset by additional production from major developments, mainly from shale plays in the Lower 48 and ramp-up of new phases at FCCL, the resumption of production in Libya following a period of civil unrest in 2011, and increased drilling programs in the Lower 48.

Our worldwide annual average crude oil sales price from continuing operations remained relatively flat in 2012, from $105.52 per barrel in 2011 to $105.72 per barrel in 2012, while worldwide average annual natural gas liquids prices from continuing operations decreased 17 percent, from $55.73 per barrel in 2011 to $46.36 per barrel in 2012. Our average annual worldwide natural gas sales price from continuing operations decreased 6 percent, from $5.80 per thousand cubic feet in 2011 to $5.48 per thousand cubic feet in 2012. Average annual bitumen prices decreased 14 percent, from $62.56 per barrel in 2011 to $53.91 per barrel in 2012.

ALASKA

The Alaska segment primarily explores for, produces, transports and markets crude oil, natural gas liquids, natural gas and LNG. In 2012, Alaska operations contributed 24 percent of our worldwide liquids production and 1 percent of our natural gas production.

			2012		
	Interest	Operator	Liquids MBD[1]	Natural Gas MMCFD[2]	Total MBOED
Average Daily Net Production					
Greater Prudhoe Area	36.1 %	BP	104	5	105
Greater Kuparuk Area	52.2-55.4	ConocoPhillips	54	-	54
Western North Slope	78	ConocoPhillips	46	1	46
Cook Inlet Area	33.3-100	ConocoPhillips	-	49	8
Total Alaska			204	55	213

(1)Thousands of barrels per day.
(2)Millions of cubic feet per day.

Greater Prudhoe Area
The Greater Prudhoe Area includes the Prudhoe Bay Field and five satellite fields, as well as the Greater Point McIntyre Area fields. Prudhoe Bay, the largest oil field on Alaska's North Slope, is the site of a large waterflood and enhanced oil recovery operation, as well as a gas processing plant which processes natural gas for reinjection into the reservoir. Prudhoe Bay's satellites are Aurora, Borealis, Polaris, Midnight Sun and Orion, while the Point McIntyre, Niakuk, Raven and Lisburne fields are part of the Greater Point McIntyre Area.

Greater Kuparuk Area
We operate the Greater Kuparuk Area, which is made up of the Kuparuk Field and four satellite fields: Tarn, Tabasco, Meltwater and West Sak. Kuparuk is located 40 miles west of Prudhoe Bay on Alaska's North Slope. Field installations include three central production facilities that separate oil, natural gas and water, as well as a separate seawater treatment plant. The natural gas is either used for fuel or compressed for reinjection.

Western North Slope
On the Western North Slope, we operate the Colville River Unit, which includes the Alpine Field and three satellite fields: Nanuq, Fiord and Qannik. Alpine is located 34 miles west of Kuparuk. In October 2012, Alpine West CD5, a satellite field located west of Alpine in the National Petroleum Reserve—Alaska (NPRA), was sanctioned. Initial production is anticipated in late 2015, with net peak production estimated at 10 MBOED in 2016.

Cook Inlet Area
We operate the North Cook Inlet Unit, the Beluga River Unit, and the Kenai LNG Plant in the Cook Inlet Area. We have a 100 percent interest in the North Cook Inlet Unit and the Kenai LNG Plant, while we own 33.3 percent of the Beluga River Unit. Our share of production is sold to local utilities and is also used to supply feedstock and fuel to the Kenai LNG Plant.

The Kenai LNG Plant had historically supplied LNG to utility companies in Japan. Although we idled the plant in October 2012, we maintain the capability to operate it and are evaluating options for future use. The LNG export license will expire in March 2013.

Point Thomson
We own a 5 percent interest in the Point Thomson Field, which is located approximately 60 miles east of Prudhoe Bay. An initial production system is anticipated to be online by 2016, which is estimated to send 400 net BOED of condensate through the Trans-Alaska Pipeline System (TAPS).

North Slope Natural Gas
In March 2012, we, along with Exxon Mobil Corporation, BP p.l.c. and TransCanada Corporation, announced we are working together on a plan aimed at commercializing North Slope natural gas resources through large-scale LNG exports from south-central Alaska. Planning and assessment is ongoing.

Exploration
In the February 2008 Outer Continental Shelf (OCS) Lease Sale 193, we successfully bid and were awarded 10-year-primary-term leases on 98 blocks in the Chukchi Sea. We plan to drill an exploration well on our Devil's Paw prospect in 2014, subject to the outcome of pending litigation challenging Lease Sale 193 and the receipt of required regulatory permits.

Shark Tooth #1, an appraisal step-out well from the southwestern area of the Kuparuk Field, was spud in January 2012, and is being evaluated for further development potential. During 2013, we plan to drill one exploration well, Cassin, on the North Slope.

Transportation
We transport the petroleum liquids produced on the North Slope to south-central Alaska through an 800-mile pipeline that is part of TAPS. We have a 28.3 percent ownership interest in TAPS, and we also have ownership interests in the Alpine, Kuparuk and Oliktok Pipelines on the North Slope.

Our wholly owned subsidiary, Polar Tankers, Inc., manages the marine transportation of our North Slope production, using five company-owned double-hulled tankers in addition to chartering third-party vessels as necessary.

LOWER 48 AND LATIN AMERICA

Lower 48

The Lower 48 and Latin America segment primarily consists of operations located in the U.S. Lower 48 states. We hold 15.5 million net onshore and offshore acres in the Lower 48. In 2012, Lower 48 and Latin America contributed 25 percent of our worldwide liquids production and 37 percent of our natural gas production.

			2012		
	Interest	Operator	Liquids MBD	Natural Gas MMCFD	Total MBOED
Average Daily Net Production					
Eagle Ford	Various %	Various	56	85	70
Bakken	Various	Various	22	17	25
Barnett	Various	Various	6	49	14
Permian	Various	Various	33	111	51
San Juan	Various	Various	49	750	174
Lobo	Various	ConocoPhillips	5	112	24
Anadarko Basin	Various	Various	6	124	27
Wind River	Various	Various	-	78	13
Bossier	Various	Various	-	43	7
Other onshore	Various	Various	18	111	37
Gulf of Mexico	Various	Various	13	13	15
Total U.S. Lower 48			208	1,493	457

Onshore

We hold 13.8 million net acres of onshore conventional and unconventional acreage in the Lower 48. Our unconventional holdings total 2.5 million net acres and include approximately 626,000 net acres in the Bakken; 227,000 net acres in the Eagle Ford; 194,000 net acres in Permian; 130,000 net acres in Niobrara; 900,000 net acres in the San Juan Basin; and nearly 430,000 net acres in other unconventional exploration plays. The majority of this acreage is either held by production or owned by the Company.

The majority of our 2012 onshore production originated from the San Juan Basin, Permian Basin, Eagle Ford, Bakken, Barnett, the Lobo Trend, Anadarko Basin and Bossier Trend. We also have operations in the Wind River Basin, East Texas, Rockies and northern and southern Louisiana. Onshore activities in 2012 were centered mostly on continued optimization and development of existing and emerging assets, with particular focus on areas with higher liquids production.

- *Shale Plays*
  Exploration and development continued in our shale positions in the Eagle Ford, Bakken and Barnett. In the Eagle Ford, we drilled 211 exploration and development wells and connected 170 wells in 2012, achieving net peak production of over 100 MBOED in December 2012. In 2013, we plan to drill approximately 140 wells and connect approximately 200 wells. With continued investments, we expect long-term average production from the Eagle Ford will be approximately 140 MBOED by 2016.

- *San Juan*
  The San Juan Basin, located in northwestern New Mexico and southwestern Colorado, includes significant conventional gas production, which yields approximately 35 percent natural gas liquids, as well as the majority of our U.S. coalbed methane (CBM) production. We hold approximately 1.3 million acres of oil and gas leases by production in San Juan, where we continue to pursue

conventional development opportunities. This includes approximately 900,000 net acres of lease rights, where we are advancing the assessment of the Mancos shale play.

In January 2013, we entered into an agreement to sell the majority of our properties in the Cedar Creek Anticline, comprising approximately 86,000 net acres in southwestern North Dakota and eastern Montana. The transaction is expected to close in the first quarter of 2013.

Gulf of Mexico
At year-end 2012, our portfolio of producing properties in the Gulf of Mexico primarily consisted of one operated field and three fields operated by co-venturers, including:

- 75 percent operator interest in the Magnolia Field in Garden Banks Blocks 783 and 784.
- 16 percent nonoperator interest in the unitized Ursa Field located in the Mississippi Canyon Area.
- 16 percent nonoperator interest in the Princess Field, a northern, subsalt extension of the Ursa Field.
- 12.4 percent nonoperator interest in the unitized K2 Field, comprised of seven blocks in the Green Canyon Area.

Exploration

- *Conventional Exploration*
  In the deepwater Gulf of Mexico, we held 1.7 million acres at December 31, 2012. In November 2012, we were the successful high bidder on 62 blocks in OCS Western Lease Sale 229, the majority of which have been awarded to date. We anticipate the remaining blocks will be awarded in the first quarter of 2013, which would increase our Gulf of Mexico position to 2.0 million net acres. In 2013, drilling continued on the partner-operated Coronado wildcat well and the Shenandoah appraisal well, both of which were spud in 2012. During the first half of 2013, drilling is expected to commence on the partner-operated Ardennes wildcat well, the Tiber appraisal well and a ConocoPhillips-operated wildcat well in the Miocene/Pliocene Thorn prospect. We also plan to participate in two-to-three additional non-operated wildcat wells in 2013.

  In support of our intentions to grow our Gulf of Mexico exploration program, we secured access to an ultra deepwater drillship in 2012, which will provide rig availability for our operated drilling program beginning in 2014.

- *Unconventional Exploration*
  In 2012, we actively pursued the appraisal of our existing unconventional resource plays, including the Eagle Ford in South Texas, the Bakken in the Williston Basin, the Barnett in the Fort Worth Basin, the Niobrara play in the Denver-Julesburg Basin, the Avalon and Wolfcamp in the Permian Basin, and the Mancos in the San Juan Basin. During 2012, we acquired approximately 340,000 net additional acres in various resource plays across the Lower 48, which included the Avalon, Wolfcamp, Niobrara, and various exploration plays, further expanding our significant acreage position in Lower 48 shale plays to approximately 2.5 million net acres.

  During 2012, we drilled a total of 20 unconventional test wells in the Avalon, Wolfcamp, Niobrara, Bakken Little Missouri, Lewis and Mancos plays. Drilling is expected to continue in 2013.

Transportation
Our 25 percent interest in the Rockies Express Pipeline (REX) was transferred to Phillips 66 as part of the separation. We retained the capacity rights and obligations to REX.

Facilities
Freeport LNG Terminal
We have a long-term agreement with Freeport LNG Development, L.P. to use 0.9 billion cubic feet per day of regasification capacity at Freeport's 1.5-billion-cubic-feet-per-day LNG receiving terminal in Quintana, Texas.

Market conditions currently favor the flow of LNG to European and Asian markets; therefore, our near- to mid-term utilization of the Freeport Terminal is expected to be limited to LNG storage and reload activities. We are responsible for monthly process-or-pay payments to Freeport irrespective of whether we utilize the terminal for regasification. The financial impact of these capacity underutilization payments is not expected to be material to our future earnings or cash flows.

Golden Pass LNG Terminal
We have a 12.4 percent ownership interest in the Golden Pass LNG Terminal and affiliated Golden Pass Pipeline. It is located adjacent to the Sabine-Neches Industrial Ship Channel northwest of Sabine Pass, Texas. The terminal became commercially operational in May 2011. We hold terminal and pipeline capacity for the receipt, storage and regasification of the LNG purchased from Qatargas 3 and the transportation of regasified LNG to interconnect with major interstate natural gas pipelines. Market conditions currently favor the flow of LNG to European and Asian markets; therefore, our near-to-mid-term utilization of the terminal is expected to be limited.

Phoenix Park Gas Processors Limited
We own a 39 percent interest in Phoenix Park Gas Processors Limited, which processes natural gas in Trinidad and markets natural gas liquids in the Caribbean, Central America and the U.S. Gulf Coast. Facilities include a 2-billion-cubic-feet-per-day gas processing plant and a 70,000 barrel-per-day natural gas liquids fractionator.

Other

- San Juan Gas Plant—We operate and own a 50 percent interest in the San Juan Gas Plant, a 550 million cubic-feet-per-day capacity natural gas processing plant in Bloomfield, New Mexico.
- Lost Cabin Gas Plant—We operate and own a 46 percent interest in the Lost Cabin Gas Plant, a 313 million cubic-feet-per-day capacity natural gas processing facility in Lysite, Wyoming.
- Wingate Fractionator—We operate and own the Wingate Fractionator, a 25,000 barrel-per-day capacity natural gas liquids fractionation plant located in Gallup, New Mexico.

Venezuela
In 2007, we announced we had been unable to reach agreement with respect to our migration to an *empresa mixta* structure mandated by the Venezuelan government's Nationalization Decree. As a result, Venezuela's national oil company, Petróleos de Venezuela S.A. (PDVSA), or its affiliates, directly assumed control over ConocoPhillips' interests in the Petrozuata and Hamaca heavy oil ventures and the offshore Corocoro development project. In response to this expropriation, we filed a request for international arbitration on November 2, 2007, with the World Bank's International Centre for Settlement of Investment Disputes (ICSID). An arbitration hearing was held before an ICSID tribunal during the summer of 2010, and we anticipate an interim decision on key legal and factual issues in 2013. In a separate commercial arbitration from the Company's ICSID claim discussed above, an International Chamber of Commerce (ICC) tribunal issued a decision in favor of the Company in September 2012, finding PDVSA owed $67 million for pre-expropriation breaches of the Petrozuata project agreements. In November 2012, based on the ICC tribunal ruling, PDVSA paid ConocoPhillips $68 million, including post-judgment interest, which resulted in a $61 million after-tax earnings increase. The Company also recognized additional income of $173 million after-tax associated with the reversal of a related contingent liability accrual.

Ecuador
In 2008, Burlington Resources, Inc., a wholly owned subsidiary of ConocoPhillips, initiated arbitration before ICSID against The Republic of Ecuador, as a result of the newly enacted Windfall Profits Tax Law and government-mandated renegotiation of our production sharing contracts. Despite a restraining order issued by ICSID, Ecuador confiscated the crude oil production of Burlington and its co-venturer and sold the illegally seized crude oil. In 2009, Ecuador took over operations in Blocks 7 and 21, fully expropriating our assets. In June 2010, the ICSID tribunal concluded it has jurisdiction to hear the expropriation claim. On April 24, 2012, Ecuador filed a supplemental counterclaim asserting environmental damages, which we believe are not material. The ICSID tribunal issued a decision on liability on December 14, 2012, in favor of Burlington,

finding that Ecuador's seizure of Blocks 7 and 21 was an unlawful expropriation in violation of the Ecuador-U.S. Bilateral Investment Treaty. An additional arbitration phase will take place to determine the damages owed to ConocoPhillips for Ecuador's actions.

Peru

Exploration

We own a 45 percent operating interest in Blocks 123 and 129, covering nearly 1.6 million net acres. In October 2012, we announced our decision not to pursue further exploration activities in Blocks 123 and 129. This decision to withdraw is part of our strategic plan to optimize our portfolio of assets.

CANADA

Our Canadian operations mainly consist of natural gas fields in western Canada and oil sands developments in the Athabasca Region of northeastern Alberta. In 2012, Canada operations contributed 15 percent of our worldwide liquids production and 21 percent of our natural gas production.

			2012			
	Interest	Operator	Liquids MBD	Natural Gas MMCFD	Bitumen MBD	Total MBOED
Average Daily Net Production						
Western Canada	Various %	Various	37	857	-	180
Surmont	50.0	ConocoPhillips	-	-	12	12
Foster Creek	50.0	Cenovus	-	-	51	51
Christina Lake	50.0	Cenovus	-	-	30	30
Total Canada			37	857	93	273

Western Canada

Our operations in western Canada are primarily comprised of three core development areas: Deep Basin, Kaybob and O'Chiese, which extend from central Alberta to northeastern British Columbia. We operate or have ownership interests in approximately 80 natural gas processing plants in the region, and, as of December 31, 2012, held leasehold rights in 5.9 million net acres in western Canada.

Oil Sands

We hold approximately 1.1 million net acres of land in the Athabasca Region of northeastern Alberta. Our bitumen resources in Canada are produced via an enhanced thermal oil recovery method called steam-assisted gravity drainage (SAGD), whereby steam is injected into the reservoir, effectively liquefying the heavy bitumen, which is recovered and pumped to the surface for further processing.

- *Surmont*
  The Surmont oil sands leases are located approximately 35 miles south of Fort McMurray, Alberta. Surmont is a 50/50 joint venture with Total S.A. Surmont Phase 2 construction began in 2010, with production startup targeted for 2015. Following startup, Surmont's gross production capacity is estimated to be 150 MBOED, with net peak production of 65 MBOED anticipated by 2018.

- *FCCL*
  We have a 50/50 heavy oil business venture with Cenovus Energy Inc., FCCL Partnership, a Canadian upstream general partnership. FCCL's assets, operated by Cenovus, include the Foster Creek, Christina Lake and Narrows Lake SAGD bitumen developments.

  Construction continued in 2012 on both the Foster Creek and Christina Lake properties. At Christina Lake, Phase D was completed and production came on stream in the third quarter of 2012. Phase D added 40 MBOED of gross production capacity, bringing total gross production capacity to 98 MBOED. Phase E is expected to be completed in 2013, with first production targeted for the second half of 2013, which will add another 40 MBOED of gross production capacity. Phase F was sanctioned in the fourth quarter of 2012, with production startup anticipated in 2016, which will add an additional 50 MBOED of gross production capacity.

At Foster Creek, construction progressed on Phases F, G and H, which are estimated to be completed in 2014, 2015 and 2016, respectively. These phases will add approximately 125 MBOED of gross production capacity. FCCL anticipates submitting an application for regulatory approval for an additional expansion, Phase J, in 2013.

Narrows Lake is a new oil sands development within the FCCL Partnership. In May 2012, FCCL received approval from the Alberta government to proceed with Narrows Lake. Narrows Lake Phase A was sanctioned in the fourth quarter of 2012, and initial production is anticipated in 2017.

Parsons Lake/Mackenzie Gas Project

We were involved with three other energy companies, as members of the Mackenzie Gas Project, on the development of the Mackenzie Valley Pipeline and gathering system, which was proposed to transport onshore gas production from the Mackenzie Delta in northern Canada to established markets in North America. We have a 75 percent interest in the Parsons Lake natural gas field, one of the primary fields in the Mackenzie Delta, which would anchor the pipeline development. Due to a continued decline in market conditions and lack of acceptable commercial terms, the project was suspended indefinitely in the first quarter of 2012. As a result, we recorded a $520 million after-tax impairment in 2012 for the carrying value of capitalized development costs and associated undeveloped leasehold costs.

Amauligak

We have a 53.8 percent operating interest in Amauligak, which lies approximately 31 miles offshore in shallow water in the Beaufort Sea. A range of development options are being evaluated.

Exploration

We hold exploration acreage in four areas of Canada: offshore eastern Canada, onshore western Canada, the Mackenzie Delta/Beaufort Sea Region and the Arctic Islands.

- *Unconventional Exploration*
  During 2012, we drilled unconventional test wells in the Duvernay and Montney plays. In 2013, exploration activities will continue in Duvernay, the Canol Shale in the Northwest Territories, Muskwa in the Horn River Basin and the Montney play. We also plan to continue delineating potential development opportunities in the oil sands.

EUROPE

The Europe segment consists of operations principally located in the Norwegian and U.K. sectors of the North Sea, as well as exploration activities in Poland and Greenland. In 2012, operations in Europe contributed 17 percent of our worldwide liquids production and 13 percent of natural gas production.

Norway

			2012		
	Interest	Operator	Liquids MBD	Natural Gas MMCFD	Total MBOED
Average Daily Net Production					
Greater Ekofisk Area	35.1 %	ConocoPhillips	66	52	75
Alvheim	20	Marathon	14	14	16
Heidrun	24	Statoil	11	10	13
Other	Various	Various	17	84	31
Total Norway			108	160	135

The Greater Ekofisk Area, located approximately 200 miles offshore Stavanger, Norway in the North Sea, is comprised of four producing fields: Ekofisk, Eldfisk, Embla and Tor. Crude oil is exported to Teesside, England, and the natural gas is exported to Emden, Germany. The Ekofisk South and Eldfisk II developments continue, with production expected in the fourth quarters of 2013 and 2014, respectively.

The Alvheim development consists of a floating production, storage and offloading (FPSO) vessel and subsea installations. Produced crude oil is exported via shuttle tankers, and natural gas is transported to the United Kingdom via a pipeline to the Beryl-Sage system.

The Heidrun Field is located in the Norwegian Sea. Produced crude oil is transported to Mongstad in Norway and Tetney in the United Kingdom by double-hulled shuttle tankers. Part of the natural gas is transported and sold to buyers in Europe, while the remainder is used as feedstock in a methanol plant in Norway, in which we own an 18.3 percent interest.

We also have varying ownership interests in five other producing fields in the Norway sector of the North Sea and in the Norwegian Sea.

In the second quarter of 2012, we sold our Norway and U.K. interests in the Statfjord Field and associated satellites.

Exploration
During 2012, we completed the evaluation of available acreage for the 22nd Licensing Round and submitted an application in December.

Transportation
We own a 35.1 percent interest in the Norpipe Oil Pipeline System, a 220-mile pipeline which carries crude oil from Ekofisk to a crude oil stabilization and natural gas liquids processing facility in Teesside, England. In addition, we own a 1.9 percent interest in Norwegian Continental Shelf Gas Transportation (Gassled), which owns most of the Norwegian gas transportation infrastructure.

United Kingdom

	Interest	Operator	2012 Liquids MBD	2012 Natural Gas MMCFD	2012 Total MBOED
Average Daily Net Production					
Britannia	58.7 %	Britannia Operator Ltd.	4	117	24
Britannia Satellites	75.0–83.5	ConocoPhillips	13	23	17
J-Area	32.5–36.5	ConocoPhillips	8	59	18
Southern North Sea	Various	Various	-	98	16
East Irish Sea	100	HRL	-	56	9
Other	Various	Various	9	3	9
Total United Kingdom			34	356	93

In addition to our interest in the Britannia natural gas and condensate field, we own 50 percent of Britannia Operator Limited, the operator of the field. Condensate is delivered through the Forties Pipeline to an oil stabilization and processing plant near the Grangemouth Refinery in Scotland, while natural gas is transported through Britannia's line to St. Fergus, Scotland. The Britannia satellite fields, Callanish and Brodgar, produce via subsea manifolds and pipelines linked to the Britannia platform.

J-Area is comprised of the Judy/Joanne, Jade and Jasmine fields, located in the U.K. Central North Sea. Development of the Jasmine Field continued during 2012, and we anticipate first production in the fourth quarter of 2013. Jasmine is estimated to achieve average net peak production of 37 MBOED in 2014.

We have various ownership interests in 18 producing gas fields in the Rotliegendes and Carboniferous areas of the Southern North Sea. Our interests in the East Irish Sea include the Millom, Dalton and Calder fields, which are operated on our behalf by a third party.

We own a 24 percent interest in the Clair Field, located in the Atlantic Margin. The development of Clair Ridge received government approval in October 2011, and initial production is estimated to occur in 2016.

We sold our interest in the Alba Field in the second quarter of 2012.

Exploration
We were awarded three licenses during 2012, one in the East Irish Sea and two in the Central Graben, North Sea. We approved the Greater Clair exploration and appraisal program in 2012 and plan to commence drilling in 2013.

Transportation
We have a 10 percent interest in the Interconnector Pipeline, which links the United Kingdom and Belgium and facilitates the marketing throughout Europe of natural gas produced in the United Kingdom. In January 2013, we entered into an agreement to sell our equity interest. The sale is expected to close in the first quarter of 2013.

We operate the Teesside oil and Theddlethorpe gas terminals in which we have 29.3 percent and 50 percent ownership interests, respectively. We also have a 100 percent ownership interest in the Rivers Gas Terminal, operated by a third party, in the United Kingdom.

Poland

Exploration

We are participating in a shale gas venture in Poland. In the third quarter of 2012, we exercised our option to acquire a 70 percent interest in Lane Energy Poland and assumed operatorship for three western Baltic Basin concessions. Four wells have been drilled on these concessions, with further well tests and drilling planned for 2013. A 3-D seismic survey is also planned for the first quarter of 2013.

Greenland

Exploration

During 2012, we successfully completed a 2-D seismic survey in Block 7011/11 of the Qamut license in West Greenland and recovered stratigraphic cores which will guide the interpretation of this new data. In addition, we have completed the evaluation of available acreage in East Greenland.

ASIA PACIFIC AND MIDDLE EAST

The Asia Pacific and Middle East segment has exploration and production operations in China, Indonesia, Malaysia, Australia and the Timor Sea; producing operations in Qatar; and exploration activities in Bangladesh and Brunei. In 2012, operations in the Asia Pacific and Middle East segment contributed 13 percent of our worldwide liquids production and 28 percent of natural gas production.

Australia and Timor Sea

			2012		
	Interest	Operator	Liquids MBD	Natural Gas MMCFD	Total MBOED
Average Daily Net Production					
Australia Pacific LNG	37.5 %	Origin Energy	-	118	20
Bayu-Undan	56.9	ConocoPhillips	27	195	59
Athena/Perseus	50	ExxonMobil	-	35	6
Total Australia and Timor Sea			27	348	85

Australia Pacific LNG

Australia Pacific LNG Pty Ltd (APLNG), our joint venture with Origin Energy and China Petrochemical Corporation (Sinopec), is focused on producing CBM from the Bowen and Surat basins in Queensland, Australia. Origin operates APLNG's production and pipeline system, and we will operate the LNG facility. Natural gas is currently sold to domestic customers, while progress continues on the development of an LNG processing and export sales business. Once established, this will enhance our LNG position and serve as an additional LNG hub supplying Asia Pacific markets. Two initial 4.5-million-tonnes-per-year LNG trains have been sanctioned, with approximately 9,000 net wells ultimately envisioned to supply both the domestic gas market and the LNG development. The additional wells will be supported by expanded gas gathering systems, centralized gas processing and compression stations, and water treatment facilities, in addition to a new export pipeline from the gas fields to the LNG facilities.

During 2011, three significant milestones were achieved. First, the development received environmental approval from the Australian federal government. Second, definitive agreements were signed with Sinopec for the supply of up to 4.3 million tonnes of LNG per year for 20 years. The agreements also specified terms under which Sinopec subscribed for a 15 percent equity interest in APLNG, with both our ownership interest and Origin Energy's ownership interest diluting from 50 percent to 42.5 percent. The Subscription Agreement was completed in August 2011. Third, a binding Heads of Agreement was signed with Japan-based Kansai Electric Power Co. Inc., for the sale of approximately 1 million tonnes of LNG per year for 20 years.

In January 2012, APLNG and Sinopec signed an amendment to their existing LNG sales agreement for the sale and purchase of an additional 3.3 million tonnes of LNG per year through 2035. This agreement, in combination with the Kansai Electric agreement, finalized the marketing of the second train. In July 2012, we sanctioned the development of the second 4.5-million-tonnes-per-year LNG production train. Start-up of the second train is expected to occur in the fourth quarter of 2015, with resulting LNG exports commencing shortly thereafter sold under the binding sales agreements to Sinopec and Kansai Electric. Upon sanctioning of the second train in July and in conjunction with the LNG sales agreement, Sinopec subscribed to additional shares in APLNG, which increased its equity interest from 15 percent to 25 percent. As a result, on July 12, 2012, both our ownership interest and Origin Energy's ownership interest diluted from 42.5 percent to 37.5 percent.

APLNG executed project financing agreements for an $8.5 billion project finance facility during the third quarter of 2012 and began drawing on the financing in October 2012. Our reduced ownership interest, coupled with Sinopec's $2.1 billion injection into APLNG associated with the dilution and APLNG's successful placement of the $8.5 billion of project financing, will lower our future capital requirements to fund the project. We are evaluating opportunities to further reduce our ownership interest in APLNG. In connection with the execution of the project financing, we provided a completion guarantee for our pro-rata share of the project finance facility, which will be released upon meeting certain completion milestones.

For additional information, see Note 3—Variable Interest Entities (VIEs), Note 6—Investments, Loans and Long-Term Receivables, and Note 13—Guarantees, in the Notes to Consolidated Financial Statements.

<u>Bayu-Undan</u>

The Bayu-Undan gas condensate field is located in the Timor Sea Joint Petroleum Development Area between Timor-Leste and Australia. We also operate and own a 56.9 percent interest in the associated Darwin LNG Facility, located at Wickham Point, Darwin. Produced natural gas is used to supply the Darwin LNG Plant. In 2012, we sold 148 billion gross cubic feet of LNG to utility customers in Japan.

During the first half of 2013, the Bayu-Undan Phase 3 Development will focus on procuring long-lead items and securing contracts for a semi-submersible drilling rig. Final Investment Decision is expected in mid-2013 and will be followed by further detailed engineering and procurement activities. Drilling is anticipated to commence in the second quarter of 2014.

ConocoPhillips served a Notice of Arbitration on the Timor-Leste Minister of Finance in October 2012 for outstanding disputes related to a series of tax assessments. Between 2010 and 2012, ConocoPhillips has paid, under protest, tax assessments totaling approximately $227 million, which are primarily recorded in the "Investments and long-term receivables" line on our December 31, 2012, consolidated balance sheet. The arbitration will be conducted in Singapore under the United Nations Commission on International Trade Laws (UNCITRAL) arbitration rules, pursuant to the terms of the Tax Stability Agreement with the Timor-Leste Government. The arbitration process is currently underway. Future impacts on our business are not known at this time.

<u>Athena/Perseus</u>

The Athena production license (WA-17-L) is located offshore Western Australia and contains part of the Perseus Field which straddles the boundary with WA-1-L, an adjoining license area. Natural gas is produced from these licenses.

<u>Greater Sunrise</u>

We have a 30 percent interest in the Greater Sunrise gas and condensate field located in the Timor Sea. Although the Sunrise Joint Venture and the governments of Australia and Timor-Leste are aligned with the objective to develop the Greater Sunrise Field, key challenges must be resolved before significant funding commitments can be made. These include gaining agreement between both governments and the joint venture on a development concept.

Exploration

- *Conventional Exploration*
  We operate three permits located in the Browse Basin, offshore northwest Australia. We own a 60 percent interest in two of the permits, WA-315-P and WA-398-P, and a 10 percent interest in WA-314-P. Phase I of the 2009/2010 drilling campaign resulted in discoveries in WA-315-P and WA-398-P. Phase II of the drilling campaign, expected to consist of a five-to-eight well program, commenced in 2012. The first well, Boreas-1, discovered hydrocarbons and was completed, plugged and abandoned in 2012. The second well, Zephyros-1, is currently being drilled and is expected to reach targeted depth in the first quarter of 2013.

  In the Bonaparte Basin, offshore northern Australia, we operate and own interests in three permits, NT/RL5, NT/P69 and NT/P61. In 2012, we farmed-down our interest from 60 percent to 37.5 percent. A three-well appraisal program is expected to commence in 2014.

- *Unconventional Exploration*
  In September 2011, we executed a farm-in agreement to acquire a 75 percent working interest in four exploration permits: EP-443, EP-450, EP-451 and EP-456, which cover approximately 11 million gross acres in the Canning Basin of Western Australia. In 2012, our 75 percent interest in the permits was approved, and Phase I of a three-well drilling program commenced in the third quarter of 2012 with the drilling of the first well, Nicolay-1. The second well, Gibb-Maitland-1, was spud in December 2012. Upon completion of the Phase I drilling program, we will have the right to assume operatorship of the exploration permits.

Indonesia

			2012		
	Interest	Operator	Liquids MBD	Natural Gas MMCFD	Total MBOED
Average Daily Net Production					
South Natuna Sea Block B	40.0 %	ConocoPhillips	12	115	31
South Sumatra	45.0–54.0	ConocoPhillips	2	322	56
Total Indonesia			14	437	87

We operate four production sharing contracts (PSCs) in Indonesia: the offshore South Natuna Sea Block B and three onshore PSCs, the Corridor Block and South Jambi "B", both located in South Sumatra, and Warim in Papua. Our producing assets are primarily concentrated in two core areas: South Natuna Sea and onshore South Sumatra.

South Natuna Sea Block B
The offshore South Natuna Sea Block B PSC has 2 producing oil fields and 16 natural gas fields in various stages of development. Natural gas production is sold under international sales agreements to Malaysia and Singapore.

South Sumatra
The Corridor PSC consists of six oil fields and six natural gas fields in various stages of development. Natural gas is supplied from the Grissik and Suban gas processing plants to the Duri steamflood in central Sumatra and to markets in Singapore, Batam and West Java. The South Jambi "B" PSC includes three gas fields in various stages of development.

Exploration
We own and operate an 80 percent interest in the Warim onshore exploration PSC in Papua. During 2012, we relinquished the Kuma and Arafura Sea offshore exploration PSCs.

Transportation
We are a 35 percent owner of a consortium company that has a 40 percent ownership in PT Transportasi Gas Indonesia, which owns and operates the Grissik to Duri and Grissik to Singapore natural gas pipelines.

China

			2012		
	Interest	Operator	Liquids MBD	Natural Gas MMCFD	Total MBOED
Average Daily Net Production					
Peng Lai	49.0 %	ConocoPhillips	30	3	31
Panyu	24.5	CNOOC	9	-	9
Total China			39	3	40

The Peng Lai 19-3, 19-9 and 25-6 fields are located in Bohai Bay Block 11/05. Production from the Phase I development of the PL 19-3 Field began in 2002. The Phase II development includes six drilling and production platforms and an FPSO vessel used to accommodate production from all the fields.

In January 2012, we and the China National Offshore Oil Corp. (CNOOC) announced an agreement with China's Ministry of Agriculture to resolve fishery-related issues in connection with two separate seepage incidents which occurred near the Peng Lai 19-3 Platforms B and C in 2011. Under this agreement, approximately $160 million was paid as compensation to settle private claims of potentially affected fishermen in relevant Bohai Bay communities, and public claims for alleged fishery damage. The agreement fulfills the objectives of the compensation fund we announced in September 2011. As part of this agreement, we have also designated approximately $16 million of our previously announced environmental fund to be used to improve fishery resources and for related projects.

In April 2012, we and CNOOC announced an agreement with China's State Oceanic Administration (SOA) related to claims for possible impacts of the Peng Lai 19-3 seepage incidents on the Bohai Bay marine environment. Under this agreement, approximately $173 million will be paid to resolve claims, and approximately $18 million will be paid to support environmental initiatives focused on improving marine environment protection in Bohai Bay. Of the total $191 million, $86 million was paid in 2012.

We hold a 49 percent ownership interest in the Peng Lai fields.

The SOA required implementation of preventative measures to avoid recurrence of the incidents, in addition to the filing of an updated environmental impact assessment (EIA) and overall development plan (ODP) for approval. A revised ODP was submitted to China's National Development and Reform Commission in November 2011, and a revised EIA was submitted to the SOA in February 2012. The EIA was approved in October 2012, and the ODP was approved in December 2012. In February 2013, we received notification from the SOA, which granted approval for a step-by-step resumption of normal production operations at the Peng Lai 19-3 Field in Bohai Bay.

The Panyu development, located in the South China Sea, is comprised of three oil fields: Panyu 4-2, Panyu 5-1 and Panyu 11-6. During 2012, a production platform was added to each of the Panyu 4-2 and Panyu 5-1 fields. Production from the new platforms began in September 2012.

Exploration

- *Unconventional Exploration*
  In 2012, we entered into an agreement with Sinopec Southern Exploration Company to execute a joint study over the Qijiang Shale Gas Block, located in the Sichuan Basin. The Qijiang Shale Gas Block covers an area of 3,917 square kilometers. The study, which will be carried out over two years and includes seismic and drilling obligations, will be an important step in evaluating the potential for shale gas exploration in the area.

Malaysia

			2012		
	Interest	Operator	Liquids MBD	Natural Gas MMCFD	Total MBOED
Average Daily Net Production					
Gumusut	33.0 %	Shell	1	-	1
Total Malaysia			1	-	1

We own interests in four deepwater PSCs located off the eastern Malaysian state of Sabah: Block G, Block J, the Kebabangan (KBB) Cluster and SB-311. We have a 35 percent interest in Block G; 40 percent in Block J; 30 percent in KBB; and 40 percent in SB-311. First production from Gumusut, located in Block J, occurred in the fourth quarter of 2012. Production from a permanent, semi-submersible floating production and storage vessel is expected in late 2013, with estimated net annual peak production of 32 MBOED anticipated in 2014. The development of the KBB gas field commenced in 2011, with first production anticipated in late 2014. Estimated net annual peak production from KBB of 29 MBOED is expected in 2015. Development of the Siakap North-Petai oil field began in 2012, and first production is expected in late 2013. The Malikai oil field, sanctioned in the fourth quarter of 2012, is the fourth field under development. First production is anticipated in early 2017.

Exploration
In December 2012, we were formally awarded operatorship of exploration block SB-311, offshore Sabah. A two-well drilling program is planned for this block, and we expect to complete seismic reprocessing and acquisition in 2013.

Vietnam
We sold our Vietnam business in the first quarter of 2012. Net production averaged 3 MBOED in 2012.

Bangladesh
Exploration
In 2009, we were formally awarded two deepwater blocks in the Bay of Bengal, offshore Bangladesh. We received government approval of the PSC terms in June 2011 and hold 100 percent interests in Blocks 10 and 11. In 2012, we performed 2-D seismic activities and are currently evaluating the results.

Brunei
Exploration
We have a 6.25 percent working interest in Block CA-2. Two exploration wells were expensed as dry holes in 2011. Exploration activities continued during 2012, and we plan to drill a third well in 2013.

Qatar

			2012		
			Liquids	Natural Gas	Total
	Interest	Operator	MBD	MMCFD	MBOED
Average Daily Net Production					
Qatargas 3	30.0 %	Qatargas Operating Co.	23	367	84
Total Qatar			23	367	84

Qatargas 3 (QG3) is an integrated development jointly owned by Qatar Petroleum (68.5 percent), ConocoPhillips (30 percent) and Mitsui & Co., Ltd. (1.5 percent). QG3 is comprised of upstream natural gas production facilities to produce approximately 1.4 billion gross cubic feet per day of natural gas from Qatar's North Field over a 25 year life. It also includes a 7.8-million-gross-tonnes-per-year LNG facility, from which LNG is shipped in leased LNG carriers destined for sale globally. First gas production was achieved in October 2010, and we achieved peak production during 2011.

QG3 executed the development of the onshore and offshore assets as a single integrated development with Qatargas 4 (QG4), a joint venture between Qatar Petroleum and Royal Dutch Shell plc. This included the joint development of offshore facilities situated in a common offshore block in the North Field, as well as the construction of two identical LNG process trains and associated gas treating facilities for both the QG3 and QG4 joint ventures. Production from the LNG trains and associated facilities are combined and shared.

OTHER INTERNATIONAL

The Other International segment includes exploration and producing operations in Libya and Russia, as well as exploration activities in Angola and the Caspian Sea. In 2012, we agreed to sell our Nigerian and Algerian businesses and our interest in the Republic of Kazakhstan's North Caspian Sea Production Sharing Agreement (Kashagan). As such, results of these operations have been reclassified to discontinued operations for all periods presented. During 2012, operations in Other International contributed 6 percent of our worldwide liquids production.

Libya

			2012		
			Liquids	Natural Gas	Total
	Interest	Operator	MBD	MMCFD	MBOED
Average Daily Net Production					
Waha Concession	16.3 %	Waha Oil Co.	40	18	43
Total Libya			40	18	43

The Waha Concession consists of multiple concessions and encompasses nearly 13 million gross acres in the Sirte Basin. Our production operations in Libya and related oil exports were temporarily suspended in 2011 during Libya's period of civil unrest. Production restarted in late 2011 and reached 49 MBOED in November 2012.

Exploration
We participated in an exploration appraisal program within the Waha Concession in 2012 and are currently evaluating results. We drilled three appraisal wells during 2012 and completed one exploration well in early 2013.

Russia

	Interest	Operator	2012 Liquids MBD	Natural Gas MMCFD	Total MBOED
Average Daily Net Production					
Naryanmarneftegaz (NMNG)	30.0 %	OOO NMNG	8	-	8
Polar Lights	50.0	Polar Lights Co.	5	-	5
Total Russia			13	-	13

NMNG
We sold our interest in NMNG in the third quarter of 2012.

Polar Lights
Polar Lights Company is an entity which has developed several fields in the Timan-Pechora Basin in northern Russia.

Angola
Exploration
Effective January 1, 2012, we entered into two PSCs with Angola's national oil company. We have a 30 percent operating interest in Blocks 36 and 37, both of which are located in Angola's subsalt play trend. In 2012, we acquired 3-D seismic data for both ultra-deepwater blocks and are currently evaluating the data. The first wildcat well is expected to be spud in 2014.

Kazakhstan
Transportation
The Baku-Tbilisi-Ceyhan (BTC) Pipeline transports crude oil from the Caspian Region through Azerbaijan, Georgia and Turkey for tanker loadings at the port of Ceyhan. We have a 2.5 percent interest in BTC.

Exploration
We disposed of our interest in the N Block, located offshore Kazakhstan, in January 2013.

Discontinued Operations

Nigeria

	Interest	Operator	2012 Liquids MBD	Natural Gas MMCFD	Total MBOED
Average Daily Net Production*					
OMLs 60, 61, 62, 63	20.0 %	Eni	16	149	40
Total Nigeria			16	149	40

**Reclassified to discontinued operations.*

We have an interest in four onshore Oil Mining Leases (OMLs). Natural gas is sourced from our proved reserves in the OMLs and provides fuel for a 480-megawatt gas-fired power plant in Kwale, Nigeria. We have a 20 percent interest in this power plant, which supplies electricity to Nigeria's national electricity supplier. In 2012, the plant consumed 12 million net cubic feet per day of natural gas.

We have a 17 percent equity interest in Brass LNG Limited, which plans to construct an LNG facility in the Niger Delta.

In December 2012, we entered into an agreement to sell our entire Nigerian business. The transaction is expected to close by mid-2013.

Algeria

	Interest	Operator	2012 Liquids MBD	2012 Natural Gas MMCFD	2012 Total MBOED
Average Daily Net Production*					
Menzel Lejmat North	65.0 %	ConocoPhillips	8	-	8
Ourhoud	3.7	L'Organization Ourhoud	3	-	3
Total Algeria			11	-	11

**Reclassified to discontinued operations.*

Our activities in Algeria are centered around the following fields in Block 405a: the Menzel Lejmat North Fields (MLN), the Ourhoud Field and the EMK Field. Crude oil production from MLN and Ourhoud is transported to northern Algerian ports where it is sold. The development of the EMK Field, in which we own a 16.9 percent interest, was sanctioned in 2009. Startup is anticipated in mid-2013.

In December 2012, we entered into an agreement to sell our entire Algerian business. The transaction is expected to close by mid-2013.

Kazakhstan
In the Caspian Sea, we have an 8.4 percent interest in Kashagan. In November 2012, we announced our intention to sell our entire interest in Kashagan. The transaction is expected to close by mid-2013, subject to customary governmental approvals.

LUKOIL INVESTMENT

This segment represents our former investment in the ordinary shares of OAO LUKOIL, an international, integrated oil and gas company headquartered in Russia. We sold our remaining interest in LUKOIL in the first quarter of 2011.

OTHER

Marketing Activities
Our Commercial organization manages our worldwide commodity portfolio, which mainly includes natural gas, crude oil, bitumen, natural gas liquids and LNG. Marketing activities are performed through offices in the United States, Canada, Europe and Asia. In marketing our production, we attempt to minimize flow disruptions, maximize realized prices and manage credit-risk exposure. Commodity sales are generally made at prevailing market prices at the time of sale. We also purchase third-party volumes to better position the Company to fully utilize transportation and storage capacity and satisfy customer demand.

Natural Gas
Our natural gas production, along with third-party purchased gas, is marketed in the United States, Canada, Europe and Asia. Our natural gas is sold to a diverse client portfolio which includes local distribution companies; gas and power utilities; large industrials; independent, integrated or state-owned oil and gas companies; as well as marketing companies. To reduce our market exposure and credit risk, we also transport natural gas via firm and interruptible transportation agreements to major market hubs.

Crude Oil, Bitumen and Natural Gas Liquids
Our crude oil, bitumen and natural gas liquids revenues are derived from production in the United States, Canada, Australia, Asia, Africa, China and Europe. These commodities are primarily sold under contracts with prices based on market indices, adjusted for location, quality and transportation.

Spill Containment
Marine Well Containment Company
We are a founding member of the Marine Well Containment Company (MWCC), a non-profit organization formed in 2010 which provides well containment equipment and technology in the deepwater U.S. Gulf of Mexico. In 2011, MWCC launched an interim containment system designed to improve containment response capabilities in the event of an underwater well control incident. In 2012, MWCC and the U.S. Bureau of Safety and Environmental Enforcement announced the successful demonstration of the industry's ability to respond to a deepwater well control incident in the U.S. Gulf of Mexico. MWCC is advancing this capability and is currently developing an expanded containment system with significantly increased capacity. The expanded containment system is expected to be available in 2013.

Subsea Well Response Project
In 2011, we, along with eight leading oil and gas companies, launched the Subsea Well Response Project (SWRP), an initiative designed to enhance the industry's capability to respond to international subsea well control incidents. In 2012, SWRP, a non-profit organization based in Stavanger, Norway, partnered with Oil Spill Response Limited, a non-profit organization in the United Kingdom, in order to develop integrated intervention systems which are more widely available to the industry. This complements the work being undertaken in the United States by MWCC and also in the United Kingdom by the Oil Spill Prevention and Response Advisory Group (OSPRAG), enhancing our global well response capabilities. We are also a participant in OSPRAG.

LNG Technology
Our Optimized Cascade® LNG liquefaction technology business continues to grow with the demand for new LNG plants. The technology has been applied in 10 LNG trains around the world, with 10 more under construction.

RESERVES

We have not filed any information with any other federal authority or agency with respect to our estimated total proved reserves at December 31, 2012. No difference exists between our estimated total proved reserves for year-end 2011 and year-end 2010, which are shown in this filing, and estimates of these reserves shown in a filing with another federal agency in 2012.

DELIVERY COMMITMENTS

We sell crude oil and natural gas from our producing operations under a variety of contractual arrangements, some of which specify the delivery of a fixed and determinable quantity. Our Commercial organization also enters into natural gas sales contracts where the source of the natural gas used to fulfill the contract can be the spot market or a combination of our reserves and the spot market. Worldwide, we are contractually committed to deliver approximately 4 trillion cubic feet of natural gas, including approximately 600 billion cubic feet related to the noncontrolling interests of consolidated subsidiaries, and 80 million barrels of crude oil in the future. These contracts have various expiration dates through the year 2028. We expect to fulfill the majority of these delivery commitments with proved developed reserves. In addition, we anticipate using proved undeveloped reserves and spot market purchases to fulfill these remaining commitments. See the disclosure on "Proved Undeveloped Reserves" in the "Oil and Gas Operations" section following the Notes to Consolidated Financial Statements, for information on the development of proved undeveloped reserves.

COMPETITION

We compete with private, public and state-owned companies in all facets of the E&P business. Some of our competitors are larger and have greater resources. Each of our segments is highly competitive, with no single competitor, or small group of competitors, dominating.

We compete with numerous other companies in the industry, including state-owned companies, to locate and obtain new sources of supply and to produce oil, bitumen, natural gas liquids and natural gas in an efficient, cost-effective manner. Based on publicly available year-end 2011 reserves statistics, we had the seventh-largest total of worldwide proved reserves of nongovernment-controlled companies. We deliver our production into the worldwide commodity markets. Principal methods of competing include geological, geophysical and engineering research and technology; experience and expertise; economic analysis in connection with portfolio management; and efficiently operating oil and gas producing properties.

GENERAL

At the end of 2012, we held a total of 784 active patents in 54 countries worldwide, including 319 active U.S. patents. During 2012, we received 15 patents in the United States and 47 foreign patents. Our products and processes generated licensing revenues of $124 million in 2012. The overall profitability of any business segment is not dependent on any single patent, trademark, license, franchise or concession.

Company-sponsored research and development activities charged against earnings were $221 million, $193 million and $172 million in 2012, 2011 and 2010, respectively.

Our Health, Safety and Environment (HSE) organization provides tools and support to our business units and staff groups to help them ensure consistent health, safety and environmental excellence. In support of the goal of zero incidents, we have implemented an HSE Excellence process, which enables business units to measure their performance and compliance with our HSE Management System requirements, identify gaps, and develop improvement plans. Assessments are conducted annually to capture progress and set new targets. We are also committed to continuously improving process safety and preventing releases of hazardous materials.

The environmental information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 58 through 62 under the captions "Environmental" and "Climate Change" is incorporated herein by reference. It includes information on expensed and capitalized environmental costs for 2012 and those expected for 2013 and 2014.

Website Access to SEC Reports

Our Internet website address is *www.conocophillips.com*. Information contained on our Internet website is not part of this report on Form 10-K.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available on our website, free of charge, as soon as reasonably practicable after such reports are filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC). Alternatively, you may access these reports at the SEC's website at *www.sec.gov*.

Item 1A. RISK FACTORS

You should carefully consider the following risk factors in addition to the other information included in this Annual Report on Form 10-K. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

Our operating results, our future rate of growth and the carrying value of our assets are exposed to the effects of changing commodity prices.

Our revenues, operating results and future rate of growth are highly dependent on the prices we receive for our crude oil, bitumen, natural gas, natural gas liquids and LNG. The factors influencing these prices are beyond our control. Lower crude oil, bitumen, natural gas, natural gas liquids and LNG prices may have a material adverse effect on our revenues, operating income and cash flows and may reduce the amount of these commodities we can produce economically.

Unless we successfully add to our existing proved reserves, our future crude oil, bitumen, natural gas and natural gas liquids production will decline, resulting in an adverse impact to our business.

The rate of production from upstream fields generally declines as reserves are depleted. Except to the extent that we conduct successful exploration and development activities, or, through engineering studies, identify additional or secondary recovery reserves, our proved reserves will decline materially as we produce crude oil, bitumen, natural gas and natural gas liquids. Accordingly, to the extent we are unsuccessful in replacing the crude oil, bitumen, natural gas and natural gas liquids we produce with good prospects for future production, our business will experience reduced cash flows and results of operations.

Any material change in the factors and assumptions underlying our estimates of crude oil, bitumen, natural gas and natural gas liquids reserves could impair the quantity and value of those reserves.

Our proved reserve information included in this annual report has been derived from engineering estimates prepared or reviewed by our personnel. Any significant future price changes could have a material effect on the quantity and present value of our proved reserves. Future reserve revisions could also result from changes in, among other things, governmental regulation. Reserve estimation is a process that involves estimating volumes to be recovered from underground accumulations of crude oil, bitumen, natural gas and natural gas liquids that cannot be directly measured. As a result, different petroleum engineers, each using industry-accepted geologic and engineering practices and scientific methods, may produce different estimates of reserves and future net cash flows based on the same available data. Any material changes in the factors and assumptions underlying our estimates of these items could result in a material negative impact to the volume of reserves reported.

We expect to continue to incur substantial capital expenditures and operating costs as a result of our compliance with existing and future environmental laws and regulations. Likewise, future environmental laws and regulations may impact or limit our current business plans and reduce demand for our products.

Our businesses are subject to numerous laws and regulations relating to the protection of the environment. These laws and regulations continue to increase in both number and complexity and affect our operations with respect to, among other things:

- The discharge of pollutants into the environment.
- Emissions into the atmosphere (such as nitrogen oxides, sulfur dioxide and mercury emissions, and greenhouse gas emissions as they are, or may become, regulated).
- The handling, use, storage, transportation, disposal and cleanup of hazardous materials and hazardous and nonhazardous wastes.

- The dismantlement, abandonment and restoration of our properties and facilities at the end of their useful lives.
- Exploration and production activities in certain areas, such as offshore environments, arctic fields, oil sands reservoirs and shale gas plays.

We have incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of these laws and regulations. To the extent these expenditures, as with all costs, are not ultimately reflected in the prices of our products and services, our business, financial condition, results of operations and cash flows in future periods could be materially adversely affected.

Although our business operations are designed and operated to accommodate expected climatic conditions, to the extent there are significant changes in the Earth's climate, such as more severe or frequent weather conditions in the markets we serve or the areas where our assets reside, we could incur increased expenses, our operations could be materially impacted, and demand for our products could fall.

In addition, in response to the Deepwater Horizon incident, the United States, as well as other countries where we do business, may make changes to their laws or regulations governing offshore operations that could have a material adverse effect on our business.

Domestic and worldwide political and economic developments could damage our operations and materially reduce our profitability and cash flows.

Actions of the U.S., state, local and foreign governments, through tax and other legislation, executive order and commercial restrictions, could reduce our operating profitability both in the United States and abroad. In certain locations, governments have imposed or proposed restrictions on our operations; special taxes or tax assessments; and payment transparency regulations that could require us to disclose competitively sensitive information or might cause us to violate non-disclosure laws of other countries. The U.S. government can also prevent or restrict us from doing business in foreign countries. These restrictions and those of foreign governments have in the past limited our ability to operate in, or gain access to, opportunities in various countries. Actions by host governments have affected operations significantly in the past, such as the expropriation of our oil assets by the Venezuelan government, and may continue to do so in the future.

Local political and economic factors in international markets could have a material adverse effect on us. Approximately 56 percent of our hydrocarbon production from continuing operations was derived from production outside the United States in 2012, and 57 percent of our proved reserves, as of December 31, 2012, was located outside the United States. We are subject to risks associated with operations in international markets, including changes in foreign governmental policies relating to crude oil, natural gas liquids, bitumen, natural gas or LNG pricing and taxation, other political, economic or diplomatic developments, changing political conditions and international monetary fluctuations.

Changes in governmental regulations may impose price controls and limitations on production of crude oil, natural gas, bitumen, and natural gas liquids.

Our operations are subject to extensive governmental regulations. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of crude oil, natural gas, bitumen and natural gas liquids wells below actual production capacity. Because legal requirements are frequently changed and subject to interpretation, we cannot predict the effect of these requirements.

Our investments in joint ventures decrease our ability to manage risk.

We conduct many of our operations through joint ventures in which we may share control with our joint venture participants. There is a risk our joint venture participants may at any time have economic, business or legal interests or goals that are inconsistent with those of the joint venture or us, or our joint venture participants may be unable to meet their economic or other obligations and we may be required to fulfill those obligations alone. Failure by us, or an entity in which we have a joint venture interest, to adequately manage the risks associated with any acquisitions or joint ventures could have a material adverse effect on the financial condition or results of operations of our joint ventures and, in turn, our business and operations.

We do not insure against all potential losses; therefore, we could be harmed by unexpected liabilities and increased costs.

We maintain insurance against many, but not all, potential losses or liabilities arising from operating risks. As such, our insurance coverage may not be sufficient to fully cover us against potential losses arising from such risks. Uninsured losses and liabilities arising from operating risks could reduce the funds available to us for capital, exploration and investment spending and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operations present hazards and risks that require significant and continuous oversight.

The scope and nature of our operations present a variety of significant hazards and risks, including operational hazards and risks such as explosions, fires, pipeline interruptions, pipeline ruptures, crude oil spills, severe weather, geological events, labor disputes, or cyber attacks. Our operations are also subject to the additional hazards of pollution, releases of toxic gas and other environmental hazards and risks. All such hazards could result in loss of human life, significant property and equipment damage, environmental pollution, impairment of operations, substantial losses to us and damage to our reputation.

Our technologies, systems and networks may be subject to cybersecurity breaches. Although we have experienced occasional, actual or attempted breaches of our cybersecurity, none of these breaches has had a material effect on our business, operations or reputation. If our systems for protecting against cybersecurity risks prove to be insufficient, we could be adversely affected by having our business systems compromised, our proprietary information altered, lost or stolen, or our business operations disrupted.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 3. LEGAL PROCEEDINGS

The following is a description of reportable legal proceedings, including those involving governmental authorities under federal, state and local laws regulating the discharge of materials into the environment for this reporting period. The following proceedings include those matters that arose during the fourth quarter of 2012, as well as matters previously reported in our 2011 Form 10-K and our first-, second- and third-quarter 2012 Form 10-Qs that were not resolved prior to the fourth quarter of 2012. Material developments to the previously reported matters have been included in the descriptions below. While it is not possible to accurately predict the final outcome of these pending proceedings, if any one or more of such proceedings was decided adversely to ConocoPhillips, we expect there would be no material effect on our consolidated financial position. Nevertheless, such proceedings are reported pursuant to SEC regulations.

New Matters

The New Mexico Environment Department has issued four Notices of Violation (NOVs) to ConocoPhillips alleging a total of twenty individual violations for failure to comply with air emission recordkeeping, reporting and testing requirements at various natural gas compression operations in northwestern New Mexico. These violations are alleged to have occurred between 2006 and 2012. The agency is seeking a penalty of over $100,000. We have submitted responses to all four of the NOVs and will work with the agency to resolve these matters.

Matters Previously Reported—ConocoPhillips

The North Dakota Department of Health has requested all the operators in the Bakken Pool area, including ConocoPhillips, enter into an Administrative Consent Agreement to resolve alleged historic violations of the state's air emission regulations. The state is proposing a penalty of $2,000 per well drilled in the Bakken Pool which would result in total penalty to the company of over $100,000. ConocoPhillips is working with the state to resolve this matter.

Matters Previously Reported—Phillips 66

On April 30, 2012, the separation of our Downstream business was completed, creating two independent energy companies: ConocoPhillips and Phillips 66. In connection with the separation, we entered into an Indemnification and Release Agreement, which provides for cross-indemnities between Phillips 66 and us and established procedures for handling claims subject to indemnification and related matters, such as legal proceedings. We have included matters where we remain a party to a proceeding relating to Phillips 66, in accordance with SEC regulations. We do not expect any of those matters to result in a net claim against us.

On September 19, 2012, the Bay Area Air Quality Management District (District) issued a $213,500 demand to settle fourteen NOVs issued in 2009 and 2010 with respect to alleged violations of regulatory and/or permit requirements at the Phillips 66 Rodeo Refinery. Phillips 66 is working with the District to resolve this matter.

On October 15, 2012, the District issued a $313,000 demand to settle thirteen NOVs issued in 2010 and 2011 with respect to alleged violations of regulatory and/or permit requirements at the Phillips 66 Rodeo Refinery. Phillips 66 is working with the District to resolve this matter.

On March 7, 2012, the District issued a $302,500 demand to settle five NOVs issued between 2008 and 2010 to the Phillips 66 Rodeo Refinery. The NOVs allege non-compliance with the District rules and/or facility permit conditions. Phillips 66 is working with the District to resolve this matter.

In May 2012, the Illinois Attorney General's office filed and served a Complaint against ConocoPhillips with respect to operations at the Phillips 66 Wood River Refinery alleging violations of the Illinois groundwater standards and a third-party's hazardous waste permit. The Complaint seeks as relief remediation of area groundwater, compliance with the hazardous waste permit, enhanced pipeline and tank integrity measures, additional spill reporting, and yet-to-be specified amounts for fines and penalties. Phillips 66 is working with the Illinois Environmental Protection Agency and Attorney General's office to resolve these allegations.

In December 2011, ConocoPhillips was notified by the U.S. Environmental Protection Agency (EPA) of alleged violations related to the use of Renewable Identification Numbers (RINs). Phillips 66 was one of several companies who entered Administrative Settlement Agreements (ASAs) with the EPA to settle allegations it had used invalid RINs for its 2010 and 2011 fuel program compliance. Under this Agreement, Phillips 66 will pay a maximum of $350,000 in penalties for the use of invalid RINs. Payments are made upon demand from the EPA. To date, $250,000 has been paid and it is anticipated the EPA will demand the final $100,000 in 2013.

On November 28, 2011, the Phillips 66 Borger Refinery received a Notice of Enforcement from the Texas Commission on Environmental Quality (TCEQ) for alleged emissions events that occurred during inclement weather in January and February 2011. The TCEQ is seeking a penalty of $120,000. Phillips 66 is working with TCEQ to resolve this matter.

In October 2011, ConocoPhillips was notified by the Attorney General of the State of California it was conducting an investigation into possible violations of the regulations relating to the operation of underground storage tanks at gas stations in California. On January 3, 2013, we were served with a lawsuit filed by the California Attorney General that alleges such violations. Philips 66 is contesting these allegations.

In October 2007, we received a Complaint from the EPA alleging violations of the Clean Water Act related to a 2006 oil spill at the Phillips 66 Bayway Refinery and proposing a penalty of $156,000. Phillips 66 is working with the EPA and the U.S. Coast Guard to resolve this matter.

On May 19, 2010, the Phillips 66 Lake Charles Louisiana Refinery received a Consolidated Compliance Order and Notice of Potential Penalty from the Louisiana Department of Environmental Quality (LDEQ) alleging various violations of applicable air emission regulations, as well as certain provisions of the consent decree in Civil Action No. H-01-4430. Phillips 66 is working with the LDEQ to resolve this matter.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

Name	Position Held	Age*
Ellen R. DeSanctis	Vice President, Investor Relations and Communications	56
Sheila Feldman	Vice President, Human Resources	58
Matt J. Fox	Executive Vice President, Exploration and Production	52
Alan J. Hirshberg	Executive Vice President, Technology and Projects	51
Janet L. Kelly	Senior Vice President, Legal, General Counsel and Corporate Secretary	55
Ryan M. Lance	Chairman of the Board of Directors and Chief Executive Officer	50
Glenda M. Schwarz	Vice President and Controller	47
Jeff W. Sheets	Executive Vice President, Finance and Chief Financial Officer	55
Don E. Wallette, Jr.	Executive Vice President, Commercial, Business Development and Corporate Planning	54

**On February 15, 2013.*

There are no family relationships among any of the officers named above. Each officer of the Company is elected by the Board of Directors at its first meeting after the Annual Meeting of Stockholders and thereafter as appropriate. Each officer of the Company holds office from the date of election until the first meeting of the directors held after the next Annual Meeting of Stockholders or until a successor is elected. The date of the next annual meeting is May 14, 2013. Set forth below is information about the executive officers.

Ellen R. DeSanctis was appointed Vice President, Investor Relations and Communications in May 2012. She was previously employed by Petrohawk Energy Corp. and served as Senior Vice President, Corporate Communications since 2010. Prior to that she was employed by Rosetta Resources Inc. and served as Executive Vice President of Strategy and Development from 2008 to 2010.

Sheila Feldman was appointed Vice President, Human Resources in May 2012. She was previously employed by Arch Coal, Inc. and served as Vice President, Human Resources since 2003.

Matt J. Fox was appointed Executive Vice President, Exploration and Production in May 2012. Prior to that, he was employed by Nexen, Inc. and served as Executive Vice President, International since 2010. He was previously employed by ConocoPhillips and served as President, ConocoPhillips Canada from 2009 to 2010 and Senior Vice President, Oil Sands and Canadian Arctic from 2007 to 2009.

Alan J. Hirshberg was appointed Executive Vice President, Technology and Projects in May 2012. Prior to that, he served as Senior Vice President, Planning and Strategy since 2010. He was previously employed by Exxon Mobil Corporation and served as Vice President, Worldwide Deepwater and Africa Projects since 2009; Vice President, Worldwide Deepwater Projects from 2008 to 2009; and Vice President, Established Areas Projects from 2006 to 2008.

Janet L. Kelly was appointed Senior Vice President, Legal, General Counsel and Corporate Secretary in 2007.

Ryan M. Lance was appointed Chairman of the Board of Directors and Chief Executive Officer in May 2012, having previously served as Senior Vice President, Exploration and Production—International since May 2009. Prior to that, he served as President, Exploration and Production—Asia, Africa, Middle East and Russia/Caspian since April 2009; and President, Exploration and Production— Europe, Asia, Africa and the Middle East from 2007 to 2009.

Glenda M. Schwarz was appointed Vice President and Controller in 2009. She previously served as General Auditor and Chief Ethics Officer from 2008 to 2009.

Jeff W. Sheets was appointed Executive Vice President, Finance and Chief Financial Officer in May 2012. Prior to that, he served as Senior Vice President, Finance and Chief Financial Officer since 2010 and Senior Vice President, Planning and Strategy since 2008.

Don E. Wallette, Jr. was appointed Executive Vice President, Commercial, Business Development and Corporate Planning in May 2012. Prior to that, he served as President, Asia Pacific since 2010 and President, Russia/Caspian from 2006 to 2010.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Quarterly Common Stock Prices and Cash Dividends Per Share

ConocoPhillips' common stock is traded on the New York Stock Exchange, under the symbol "COP."

		Stock Price		
		High	Low	Dividends
2012				
First	**$**	**78.29**	**68.00**	**0.66**
Second		**77.31**	**50.62**	**0.66**
Third		**58.90**	**52.84**	**0.66**
Fourth		**59.65**	**53.95**	**0.66**
2011				
First	$	81.80	66.50	0.66
Second		81.75	70.08	0.66
Third		80.13	60.40	0.66
Fourth		73.90	58.65	0.66

Closing Stock Price at December 31, 2012	$	57.99
Closing Stock Price at January 31, 2013	$	58.00
Number of Stockholders of Record at January 31, 2013*		56,511

**In determining the number of stockholders, we consider clearing agencies and security position listings as one stockholder for each agency listing.*

Issuer Purchases of Equity Securities

						Millions of Dollars
Period	Total Number of Shares Purchased*		Average Price Paid Per Share	Shares Purchased as Part of Publicly Announced Plans or Programs**		Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1-31, 2012	5,165	$	57.39	-	$	4,901
November 1-30, 2012	-		-	-		4,901
December 1-31, 2012	7,359		57.67	-		4,901
Total	12,524	$	57.56	-		

**Includes the repurchase of common stock from company employees in connection with the Company's broad-based employee incentive plans.*
***On December 2, 2011, we announced a share repurchase program to repurchase up to $10 billion of common stock over the next two years. Acquisitions for the share repurchase program are made at management's discretion, at prevailing prices, subject to market conditions and other factors. Repurchases may be increased, decreased or discontinued at any time without prior notice. Shares of stock repurchased under the plan are held as treasury shares.*

Item 6. SELECTED FINANCIAL DATA

	Millions of Dollars Except Per Share Amounts				
	2012	2011	2010	2009	2008
Sales and other operating revenues	$ **57,967**	64,196	56,215	47,879	87,468
Income (loss) from continuing operations	**7,481**	7,188	10,305	3,737	(19,483)
Per common share					
Basic	**5.95**	5.18	6.93	2.46	(12.83)
Diluted	**5.91**	5.14	6.88	2.44	(12.83)
Net income (loss)	**8,498**	12,502	11,417	4,492	(16,279)
Net income (loss) attributable to ConocoPhillips	**8,428**	12,436	11,358	4,414	(16,349)
Per common share					
Basic	**6.77**	9.04	7.68	2.96	(10.73)
Diluted	**6.72**	8.97	7.62	2.94	(10.73)
Total assets	**117,144**	153,230	156,314	152,138	142,865
Long-term debt	**20,770**	21,610	22,656	26,925	27,085
Joint venture acquisition obligation—long-term	**2,810**	3,582	4,314	5,009	5,669
Cash dividends declared per common share	**2.64**	2.64	2.15	1.91	1.88

Many factors can impact the comparability of this information, such as:

- Net income (loss) and Net income (loss) attributable to ConocoPhillips for all periods presented includes income from discontinued operations as a result of the separation of the Downstream business and our intention to sell our interest in Kashagan and our Nigerian and Algerian businesses. Income from discontinued operations for these operations was $1,017 million in 2012, $5,314 million in 2011, $1,112 million in 2010, $755 million in 2009 and $3,204 million in 2008. For additional information, see Note 2—Discontinued Operations, in the Notes to Consolidated Financial Statements.

- The financial data for 2010 includes the impact of $5,563 million before-tax ($4,463 million after-tax) related to gains from asset dispositions and LUKOIL share sales.

- The financial data for 2008 includes the impact of impairments related to goodwill and to our LUKOIL investment that together amount to $32,939 million before- and after-tax.

See Management's Discussion and Analysis of Financial Condition and Results of Operations and the Notes to Consolidated Financial Statements for a discussion of factors that will enhance an understanding of this data.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

February 19, 2013

Management's Discussion and Analysis is the Company's analysis of its financial performance and of significant trends that may affect future performance. It should be read in conjunction with the financial statements and notes, and supplemental oil and gas disclosures included elsewhere in this report. It contains forward-looking statements including, without limitation, statements relating to the Company's plans, strategies, objectives, expectations and intentions that are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "anticipate," "estimate," "believe," "budget," "continue," "could," "intend," "may," "plan," "potential," "predict," "seek," "should," "will," "would," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" and similar expressions identify forward-looking statements. The Company does not undertake to update, revise or correct any of the forward-looking information unless required to do so under the federal securities laws. Readers are cautioned that such forward-looking statements should be read in conjunction with the Company's disclosures under the heading: "CAUTIONARY STATEMENT FOR THE PURPOSES OF THE 'SAFE HARBOR' PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995," beginning on page 67.

Due to the separation of the downstream businesses and our intention to sell our interest in the North Caspian Sea Production Sharing Agreement (Kashagan) and our Nigerian and Algerian businesses in 2012, which are reported as discontinued operations, income (loss) from continuing operations is more representative of ConocoPhillips as an independent exploration and production company. The terms "earnings" and "loss" as used in Management's Discussion and Analysis refer to income (loss) from continuing operations.

BUSINESS ENVIRONMENT AND EXECUTIVE OVERVIEW

ConocoPhillips is the world's largest independent exploration and production (E&P) company, based on proved reserves and production of liquids and natural gas. Headquartered in Houston, Texas, we have operations and activities in 30 countries. At December 31, 2012, we had approximately 16,900 employees worldwide and total assets of $117 billion. Our stock is listed on the New York Stock Exchange under the symbol "COP."

Discontinued Operations

On April 30, 2012, we completed the separation of our downstream businesses into an independent, publicly traded company, Phillips 66. Our refining, marketing and transportation businesses, most of our Midstream segment, our Chemicals segment, as well as our power generation and certain technology operations included in our Emerging Businesses segment (collectively, our "Downstream business"), were transferred to Phillips 66. As a part of our strategic asset disposition program, in the fourth quarter of 2012, we agreed to sell our interest in Kashagan and our Nigerian and Algerian businesses. Results of operations related to Phillips 66, Kashagan, Nigeria and Algeria have been classified as discontinued operations in all periods presented in this Annual Report on Form 10-K. For additional information, see Note 2—Discontinued Operations, in the Notes to Consolidated Financial Statements.

Overview

As an independent E&P company, we are solely focused on our core business of exploring for, developing and producing crude oil and natural gas globally. Our portfolio primarily includes legacy assets in North America, Europe, Asia and Australia; growing North American shale and oil sands businesses; several major international developments; and a global exploration program. Our value proposition to our shareholders is to deliver production and cash margin growth, competitive returns on capital, and a compelling dividend, while keeping our fundamental commitment to safety, operating excellence and environmental stewardship. We expect to achieve our value proposition through portfolio optimization, investments in high-margin developments, applying technical capability and maintaining financial flexibility.

In our first year as an independent E&P company, we achieved production of 1.58 million barrels of oil equivalent per day (BOED), including production from discontinued operations of .05 million BOED; advanced our growth and drilling programs; paid dividends on our common stock of $3.3 billion for the full year; and repurchased 80 million shares of our common stock at a total cost of $5.1 billion. In 2012, we also announced plans to raise $8–$10 billion of proceeds from asset dispositions by the end of 2013. As part of this program, we have generated $2.1 billion in proceeds from asset dispositions through December 31, 2012. We have also announced asset sales, expected to close by mid-2013, which will generate approximately $9.6 billion in additional proceeds. In the near-term, we will fund a portion of our capital program with these proceeds. Over the next five years, our investment in high-margin developments should position us to deliver 3–5 percent annual production volume and margin growth, enabling us to fund our capital program organically.

Our total capital program is expected to be $15.8 billion in 2013, compared to $15.7 billion in 2012. Excluding Kashagan, Nigeria and Algeria, which are reported as discontinued operations, our 2013 capital program is expected to be $15.5 billion, compared to $14.9 billion in 2012. Our investments will be directed predominantly toward high-quality developments already underway in the United States, Canada, the United Kingdom and Norwegian North Sea, Malaysia and Australia, as well as exploration opportunities which will build our inventory for the future.

Key Operating and Financial Highlights

Significant highlights during 2012 included the following:

- Completed the separation of our Downstream business on April 30, 2012, creating two independent energy companies, ConocoPhillips and Phillips 66.
- Achieved annual production of 1.58 million BOED, including production from discontinued operations of .05 million BOED, and generated earnings of $7.5 billion.
- Achieved annual organic reserve replacement of 156 percent and year-end proved reserves of 8.6 billion barrels of oil equivalent.
- Repurchased 80 million ConocoPhillips shares, representing 6 percent of our outstanding shares.
- Paid quarterly dividends of 66 cents per share, consistent with pre-separation dividends.
- Exceeded 100,000 BOED production milestone in the Eagle Ford; continued Bakken activity ramp up.
- Exceeded 100,000 BOED average production in the Canadian Oil sands in the fourth quarter of 2012.
- Progressed FCCL expansion with sanction of Christina Lake Phase F and Narrows Lake Phase A.
- Achieved first oil from the Gumusut Field in Malaysia.
- Increased deepwater Gulf of Mexico position to 1.7 million acres; continued appraisal drilling. Expect to increase acreage position to 2.0 million acres in the first quarter of 2013.
- Increased Niobrara acreage position to approximately 130,000 acres; continued drilling and testing of unconventional shale plays.
- Progressed the Australia Pacific LNG Project with sanction of the second train in early July 2012; secured $8.5 billion project finance facility.
- Advanced the disposition program with the announcement of agreements to sell Kashagan, Algeria and Nigeria, generating approximately $8.5 billion in expected proceeds.

Business Environment

In recent years, the business environment for the energy industry has experienced many challenges which have influenced our operations and profitability, largely due to factors beyond our control, such as the recent financial crisis, geopolitical events or fears thereof, environmental laws, tax regulations, governmental policies, and weather-related disruptions. These factors generally influence the supply and demand of crude oil and natural gas. The most significant factor impacting our profitability and related reinvestment of our operating cash flows into our business is commodity prices. The prices for commodity products are supply- and demand-based and can be very volatile; therefore, to navigate through the volatility, our strategy is to maintain a core portfolio of low-risk, high-return development programs associated with legacy assets, coupled with a portfolio of development opportunities which offer high-margin growth, such as unconventional plays, deepwater and arctic drilling, and liquefied natural gas (LNG).

Operating and Financial Priorities
Important factors we must continue to manage well in order to be successful include:

- Operating safely, consistently and in an environmentally sound manner. Safety is our first priority, and we are committed to protecting the health and safety of everyone who has a role in our operations and the communities in which we operate. We strive to conduct our business with respect and care for both the local and global environment and systematically manage risk to drive sustainable business growth.

  There has been heightened public focus on the safety of the oil and gas industry as a result of the 2010 Deepwater Horizon incident in the Gulf of Mexico. Safety and environmental stewardship, including the operating integrity of our assets, remain our highest priorities. In 2010, we formed a non-profit organization, the Marine Well Containment Company LLC (MWCC), with Exxon Mobil Corporation, Chevron Corporation and Royal Dutch Shell plc, to develop a new oil spill containment system and improve industry spill response in the U.S. Gulf of Mexico. To complement this work internationally, in 2011, we and several leading oil and gas companies established the Subsea Well Response Project in Norway, and we participated in the Oil Spill Prevention and Response Advisory Group in the United Kingdom.

- Adding to our proved reserve base. We primarily add to our proved reserve base in three ways:

  - Successful exploration, exploitation and development of new and existing fields.
  - Application of new technologies and processes to improve recovery from existing fields.
  - Acquisition of existing fields.

  Through a combination of the methods listed above, we have been successful in the past in maintaining or adding to our production and proved reserve base, and we anticipate being able to do so in the future. In the five years ended December 31, 2012, our organic reserve replacement was 108 percent, excluding LUKOIL and the impact of sales and purchases.

  Access to additional resources has become increasingly difficult as direct investment is prohibited in some nations, while fiscal and other terms in other countries can make projects uneconomic or unattractive. In addition, political instability, competition from national oil companies, and lack of access to high-potential areas due to environmental or other regulation may negatively impact our ability to increase our reserve base. As such, the timing and level at which we add to our reserve base may, or may not, allow us to replace our production over subsequent years.

- Disciplined investment approach. We participate in a capital-intensive industry. As a result, we must often invest significant capital dollars to explore for new oil and gas fields, develop newly discovered fields, maintain existing fields, or construct pipelines and LNG facilities. We use a disciplined approach to select the appropriate projects which will provide the most attractive investment opportunities, with a continued focus on higher-margin liquids plays and limited investment in North American conventional natural gas. As investments bring more liquids production online, we expect a corresponding shift in our production mix. However, there are often long lead times from the time we make an investment to the time the investment is operational and begins generating financial returns.

  Our $15.8 billion capital program includes contributions to FCCL of $0.8 billion. Our capital expenditures and investment budget for 2013, excluding FCCL, is $15.0 billion, compared to actual capital expenditures and investments in 2012 of $15.0 billion. Excluding discontinued operations for Kashagan, Nigeria and Algeria, we estimate 2013 capital expenditures and investments will be $14.7 billion, compared to $14.2 billion in 2012. Approximately 10 percent of the 2013 capital budget is expected to be directed toward maintenance of our legacy base portfolio; 40 percent is expected to be allocated to exploitation programs in our legacy asset base, which is intended to offset natural decline from these assets; 35 percent is expected to be spent on sanctioned major developments, such as Eldfisk II, Jasmine and APLNG; and 15 percent is planned for our worldwide exploration and appraisal program, which will target both conventional and unconventional plays.

- Portfolio optimization. We continue to optimize our asset portfolio by focusing on assets which offer the highest returns and growth potential, while selling nonstrategic holdings. In 2012, we announced plans to sell an additional $8–$10 billion of noncore assets through the end of 2013. During 2012, we sold our Vietnam business, the Statfjord and Alba fields in the North Sea, our investment in Naryanmarneftegaz (NMNG) in Russia, and we further diluted our interest in APLNG from 42.5 percent to 37.5 percent. We recently announced our intention to sell our 8.4 percent interest in Kashagan, our Algerian and Nigerian businesses, and certain properties in the Cedar Creek Anticline, located in North Dakota and Montana. Cedar Creek Anticline is expected to close in the first quarter of 2013, and the remaining transactions are expected to close by mid-2013, subject to customary governmental approvals. Additionally, in January 2013, we sold our 24.5 percent interest in the N Block, located offshore Kazakhstan.

  In 2011, we sold certain noncore assets in the Lower 48 and western Canada, and we completed the divestiture of our entire interest in LUKOIL.

- Controlling costs and expenses. Since we cannot control the prices of the commodity products we sell, controlling operating and overhead costs, within the context of our commitment to safety and environmental stewardship, is a high priority. We monitor these costs using various methodologies that are reported to senior management monthly, on both an absolute-dollar basis and a per-unit basis. Because managing operating and overhead costs is critical to maintaining competitive positions in our industry, cost control is a component of our variable compensation programs. Operating and overhead costs increased 8 percent in 2012 compared with 2011, primarily as a result of major turnaround expenses in Australia, higher operating expenses in the Lower 48 associated with improved production as a result of increased drilling programs, the settlement of environmental claims and other costs related to Bohai Bay, China, and costs associated with the separation of Phillips 66.

- Developing and retaining a talented work force. We strive to attract, train, develop and retain individuals with the knowledge and skills to implement our business strategy and who support our values and ethics. Throughout the company, we focus on the continued learning, development and technical training of our employees. Professional new hires participate in structured development programs designed to accelerate their technical and functional skills.

Other significant factors that can affect our profitability include:

- Commodity prices. Our earnings generally correlate with industry price levels for crude oil and natural gas. These are commodity products, the prices of which are subject to factors external to our company and over which we have no control. The following table depicts the average benchmark prices for West Texas Intermediate (WTI) crude oil, Dated Brent crude oil and U.S. Henry Hub natural gas:

		Dollars Per Unit		
		2012	2011	2010
Market Indicators				
WTI (per barrel)	$	**94.16**	95.05	79.39
Dated Brent (per barrel)		**111.58**	111.27	79.47
U.S. Henry Hub first of month (per million British thermal units)		**2.79**	4.04	4.39

Global oil prices remained relatively flat in 2012, compared to 2011. In 2012, global oil demand grew at approximately the same pace as in 2011, at about 0.9 percent or 800 thousand barrels per day, as the pace of economic expansion moderated due to intentional slowing in China, coupled with fiscal uncertainties in the European Union and the United States. Global oil production rose due to an increase in the Organization of Petroleum Exporting Countries (OPEC) and North American production. WTI continued to trade at a discount to Brent throughout 2011 and 2012, mainly due to high inventory levels and excess crude supply in the U.S. Midcontinent market, largely as a result of limited pipeline capacity.

Henry Hub natural gas prices decreased 31 percent in 2012, compared with 2011. U.S. natural gas prices were depressed in 2012, mainly due to high inventory levels, a warmer-than-normal winter and sustained production from shale plays. We expect these factors will continue to moderate natural gas prices in the near- to mid-term. The expansion in shale production has also helped boost supplies of natural gas liquids, resulting in downward pressure on natural gas liquids prices in the United States. As a result, our domestic realized natural gas liquids price declined 30 percent in 2012 compared with 2011. Our realized bitumen price declined 14 percent in 2012. We expect bitumen prices to remain weak in the near-term, until additional heavy refining capacity comes on-line.

In recent years, the use of hydraulic fracturing in shale natural gas formations has led to increased industry actual and forecasted natural gas production in the United States. Although providing short- and long-term significant growth opportunities for our company, the increased abundance of natural gas due to development of shale plays could also have adverse financial implications to us, including: an extended period of low natural gas and natural gas liquids prices; production curtailments on properties that produce primarily natural gas; continued delay of plans to develop Alaska North Slope natural gas fields; and underutilization of LNG regasification facilities. Should one or more of these events occur, our revenues would be reduced and additional impairments might be possible.

- Impairments. As mentioned above, we participate in capital-intensive industries. At times, our properties, plants and equipment and investments become impaired when, for example, our reserve estimates are revised downward, commodity prices decline significantly for long periods of time, or a decision to dispose of an asset leads to a write-down to its fair value. We may also invest large amounts of money in exploration which, if exploratory drilling proves unsuccessful, could lead to a material impairment of leasehold values. Before-tax impairments in 2012 totaled $1.2 billion and primarily resulted from the impairments of the Mackenzie Gas Project and associated leaseholds in Canada; Cedar Creek Anticline in the Lower 48; various properties in Europe, which have ceased production or are nearing the end of their useful lives; and the N Block in the Caspian Sea. Before-tax impairments in 2011 totaled $0.8 billion and primarily resulted from the impairments of our equity investment in NMNG and certain Canadian natural gas properties. For additional information, see Note 9—Impairments, in the Notes to Consolidated Financial Statements.

- Effective tax rate. Our operations are located in countries with different tax rates and fiscal structures. Accordingly, even in a stable commodity price and fiscal/regulatory environment, our overall effective tax rate can vary significantly between periods based on the "mix" of pretax earnings within our global operations.

- Fiscal and regulatory environment. Our operations can be affected by changing economic, regulatory and political environments in the various countries in which we operate, including the United States. Civil unrest or strained relationships with governments may impact our operations or investments. These changing environments have generally negatively impacted our results of operations, and further changes to government fiscal take could have a negative impact on future operations. Our production operations in Libya and related oil exports were temporarily suspended in 2011 during Libya's period of civil unrest. Our assets in Venezuela and Ecuador were expropriated in 2007 and 2009, respectively. In Canada, the Alberta provincial government changed the royalty structure in 2009 to tie a component of the new rate to prevailing prices. Our management carefully considers these events when evaluating projects or determining the level of activity in such countries.

Outlook

Total production for the first quarter of 2013 is expected to be 1.58 million to 1.6 million BOED, including production from discontinued operations of approximately 40,000 BOED. Full-year 2013 production from continuing operations is expected to be 1.475 million to 1.525 million BOED, which is consistent with 2012 production from continuing operations adjusted for dispositions.

Segment Analysis

We manage our operations through six operating segments, which are defined by geographic region: Alaska, Lower 48 and Latin America, Canada, Europe, Asia Pacific and Middle East, and Other International.

The LUKOIL Investment segment represents our prior investment in the ordinary shares of OAO LUKOIL, which was sold in the first quarter of 2011.

Corporate and Other represents costs not directly associated with an operating segment, such as most interest expense, corporate overhead, costs related to the separation of Phillips 66 and certain technology activities, as well as licensing revenues received.

Our key performance indicators, shown in the statistical tables provided at the beginning of the operating segment sections that follow, reflect results from our continuing operations, including commodity prices and production.

RESULTS OF OPERATIONS

Consolidated Results

A summary of the company's income (loss) from continuing operations by business segment follows:

		Millions of Dollars		
Years Ended December 31		**2012**	2011	2010
Alaska	**$**	**2,276**	1,984	1,727
Lower 48 and Latin America		**1,029**	1,288	1,029
Canada		**(684)**	91	2,902
Europe		**1,498**	1,830	1,703
Asia Pacific and Middle East		**3,996**	3,093	2,153
Other International		**359**	(377)	(417)
LUKOIL Investment		**-**	239	2,513
Corporate and Other		**(993)**	(960)	(1,305)
Income from continuing operations	**$**	**7,481**	7,188	10,305

2012 vs. 2011

Earnings for ConocoPhillips increased 4 percent in 2012. The increase was mainly due to:

- Higher gains from asset sales. In 2012, gains from asset dispositions were $1,567 million after-tax, compared with gains in 2011 from asset dispositions and LUKOIL share sales of $141 million after-tax.
- Higher LNG and crude oil prices.
- Lower production taxes, mainly as a result of lower volumes.
- The benefit from the realization of a tax loss carryforward of $236 million.
- The favorable resolution of pending claims and settlements of $235 million after-tax.

These items were partially offset by:

- Lower volumes, largely due to dispositions and reduced production in China.
- Lower natural gas, natural gas liquids and bitumen prices.
- Higher operating and selling, general and administrative (SG&A) expenses, which included pension settlement expenses of $87 million after-tax and separation costs of $84 million after-tax.
- Higher impairments. Non-cash impairments in 2012 totaled $900 million after-tax, compared with impairments in 2011 of $698 million after-tax.

2011 vs. 2010

Earnings for ConocoPhillips decreased 30 percent in 2011. The decrease was mainly due to:

- Lower gains from asset sales. In 2011, gains from asset dispositions and LUKOIL share sales were $141 million after-tax, compared with gains in 2010 of $4,463 million after-tax.
- The absence of equity earnings from LUKOIL due to the divestiture of our interest.
- Lower production volumes.

These items were partially offset by:

- Higher commodity prices. Commodity price benefits were partly offset by increased production taxes.
- Lower depreciation, depletion and amortization (DD&A) expenses, mainly as a result of lower volumes.

Income Statement Analysis

2012 vs. 2011

Sales and other operating revenues decreased 10 percent in 2012, mainly due to lower natural gas and natural gas liquids prices, partly offset by higher LNG prices.

Equity in earnings of affiliates increased 54 percent in 2012. The increase primarily resulted from:

- Improved earnings from Qatar Liquefied Gas Company Limited (3) (QG3), mainly due to higher LNG prices, partly offset by lower volumes.
- Lower impairments from NMNG. In 2011, equity earnings included a $395 million impairment of our equity investment.

Gain on dispositions increased $1,287 million in 2012. Gains in 2012 primarily resulted from the disposition of our Vietnam business, our equity investment in NMNG, the Statfjord and Alba fields in the North Sea and our interest in Block 39 in Peru, partly offset by the loss on further dilution of our equity interest in APLNG from 42.5 percent to 37.5 percent. Gains in 2011 mainly consisted of the divestiture of our remaining LUKOIL shares and the disposition of certain properties located in the Lower 48 and Canada, partially offset by the loss on the initial dilution of our equity interest in APLNG from 50 percent to 42.5 percent. For additional information, see Note 5—Assets Held for Sale or Sold and Note 6—Investments, Loans and Long-Term Receivables, in the Notes to Consolidated Financial Statements.

Other income increased 78 percent in 2012, mostly as a result of the favorable resolution of the Petróleos de Venezuela S.A. (PDVSA) International Chamber of Commerce (ICC) arbitration. For additional information, see Note 14—Contingencies and Commitments, in the Notes to Consolidated Financial Statements.

Purchased commodities decreased 15 percent in 2012, largely as a result of lower U.S. natural gas prices, partly offset by higher purchased volumes.

Production and operating expenses increased 6 percent in 2012, mostly due to major turnaround expenses at our Bayu-Undan Field and Darwin LNG facility and higher operating expenses in the Lower 48.

SG&A expenses increased 28 percent in 2012, primarily due to pension settlement expense and costs associated with the separation of Phillips 66.

Exploration expenses increased 45 percent in 2012, mostly due to the impairment of undeveloped leasehold costs associated with the Mackenzie Gas Project as a result of its indefinite suspension in the first quarter of 2012.

Impairments increased 112 percent in 2012. Impairments in 2012 included the $213 million impairment of capitalized development costs associated with the Mackenzie Gas Project in the first quarter of 2012, the $192 million property impairment related to the disposition of Cedar Creek Anticline, as well as increases in the asset retirement obligation for various properties mostly located in the United Kingdom, which have ceased production or are nearing the end of their useful lives. Impairments in 2011 consisted of various North American natural gas properties. For additional information, see Note 9—Impairments, in the Notes to Consolidated Financial Statements.

Taxes other than income taxes decreased 11 percent in 2012, mostly due to lower production taxes as a result of lower crude oil production volumes.

Interest and debt expense decreased 26 percent in 2012, primarily due to higher capitalized interest on projects and lower interest expense due to lower average debt levels.

See Note 20—Income Taxes, in the Notes to Consolidated Financial Statements, for information regarding our provision for income taxes and effective tax rate.

2011 vs. 2010

Sales and other operating revenues increased 14 percent in 2011, mainly due to significantly higher prices for crude oil and higher LNG prices and volumes. Lower crude oil and natural gas volumes partly offset this increase.

Equity in earnings of affiliates decreased 10 percent in 2011. The decrease primarily resulted from the absence of equity earnings from LUKOIL due to the divestiture of our interest. This decrease was partially offset by:

- Earnings from QG3, primarily due to sales of LNG following production startup, which occurred in October 2010.
- Lower impairments from NMNG. In 2011, equity earnings included a $395 million impairment of our equity investment, and 2010 equity earnings included a $645 million impairment.
- Improved earnings from FCCL Partnership, mostly due to higher commodity prices and volumes.

Gain on dispositions decreased 93 percent in 2011. Gains in 2011 primarily resulted from the disposition of certain assets located in the Lower 48 and Canada, as well as the divestiture of our remaining LUKOIL shares. These gains were partially offset by the loss on dilution of our equity interest in APLNG from 50 percent to 42.5 percent. Gains in 2010 primarily reflected the $2,878 million gain realized from the sale of our interest in Syncrude, the $1,749 million gain on the divestiture of a portion of our LUKOIL shares, and gains on the disposition of certain assets located in the Lower 48 and Canada.

Purchased commodities increased 20 percent in 2011, mainly due to higher natural gas prices in Europe.

DD&A decreased 15 percent in 2011. The decrease was mostly associated with lower production volumes and lower unit-of-production rates related to reserve bookings in 2011.

Impairments increased $240 million in 2011, mostly due to the impairment of various North American natural gas properties in 2011.

Taxes other than income taxes increased 43 percent in 2011, mostly due to higher production taxes in Alaska as a result of higher crude oil prices.

Interest and debt expense decreased 18 percent in 2011, primarily due to lower average debt levels.

See Note 20—Income Taxes, in the Notes to Consolidated Financial Statements, for information regarding our provision for income taxes and effective tax rate.

Summary Operating Statistics

		2012	2011	2010
Average Net Production[1]				
Crude oil (MBD)[2]		**595**	622	733
Natural gas liquids (MBD)		**156**	145	147
Synthetic oil (MBD)		**-**	-	12
Bitumen (MBD)		**93**	67	59
Natural gas (MMCFD)[3]		**4,096**	4,359	4,465
Total Production (MBOED)[4]		**1,527**	1,561	1,695
		Dollars Per Unit		
Average Sales Prices				
Crude oil (per barrel)	$	**105.72**	105.52	77.74
Natural gas liquids (per barrel)		**46.36**	55.73	46.00
Synthetic oil (per barrel)		**-**	-	77.56
Bitumen (per barrel)		**53.91**	62.56	53.06
Natural gas (per thousand cubic feet)		**5.48**	5.80	5.05
		Millions of Dollars		
Worldwide Exploration Expenses				
General and administrative; geological and geophysical; and lease rentals	$	**626**	569	649
Leasehold impairment		**719**	159	241
Dry holes		**155**	310	235
	$	**1,500**	1,038	1,125

Excludes discontinued operations.
(1)Excludes amounts related to LUKOIL.
(2)Thousands of barrels per day.
(3)Millions of cubic feet per day. Represents quantities available for sale and excludes gas equivalent of natural gas liquids included above.
(4)Thousands of barrels of oil equivalent per day.

We explore for, produce, transport and market crude oil, bitumen, natural gas, LNG and natural gas liquids on a worldwide basis. At December 31, 2012, our continuing operations were producing in the United States, Norway, the United Kingdom, Canada, Australia, offshore Timor-Leste in the Timor Sea, Indonesia, China, Malaysia, Qatar, Libya and Russia.

In 2012, average production from continuing operations decreased 2 percent compared with 2011, primarily as a result of normal field decline, the impact from asset dispositions and higher planned and unplanned downtime. These decreases were largely offset by additional production from major developments, mainly from shale plays in the Lower 48 and ramp-up of new phases at FCCL, the resumption of production in Libya following a period of civil unrest in 2011, and increased drilling programs in the Lower 48.

In 2011, average production decreased 8 percent compared with 2010, mostly as a result of suspended operations in Libya and Bohai Bay, China, asset dispositions and higher unplanned downtime. Normal field decline was largely offset by new production.

Alaska

		2012	2011	2010
Income from Continuing Operations (millions of dollars)	$	**2,276**	1,984	1,727
Average Net Production				
Crude oil (MBD)		**188**	200	215
Natural gas liquids (MBD)		**16**	15	15
Natural gas (MMCFD)		**55**	61	82
Total Production (MBOED)		**213**	225	244
Average Sales Prices				
Crude oil (per barrel)	$	**109.62**	105.95	78.65
Natural gas (per thousand cubic feet)		**4.22**	4.56	4.62

The Alaska segment primarily explores for, produces, transports and markets crude oil, natural gas liquids, natural gas and LNG. In 2012, Alaska contributed 24 percent of our worldwide liquids production and 1 percent of our natural gas production.

2012 vs. 2011

Our Alaska operations reported earnings of $2,276 million in 2012, a 15 percent increase compared with earnings of $1,984 million in 2011. The increase in earnings was primarily due to higher crude oil prices, lower production taxes as a result of lower crude oil production volumes, the absence of the $54 million after-tax write-off of our investment associated with the cancellation of the Denali gas pipeline project in 2011, and lower DD&A. These increases were partly offset by lower crude oil sales volumes and higher operating expenses.

Production averaged 213 MBOED in 2012, a decrease of 5 percent compared with 2011. This decrease was mainly due to normal field decline, partially offset by lower unplanned downtime.

2011 vs. 2010

Alaska earnings were $1,984 million in 2011, a 15 percent increase compared with earnings of $1,727 million in 2010. Earnings in 2011 benefitted from significantly higher crude oil prices, partially offset by higher production taxes, lower volumes, higher operating expenses, and the $54 million after-tax write-off of the Denali gas pipeline project.

Production averaged 225 MBOED in 2011, a decrease of 8 percent compared with 2010. This decrease was mainly due to normal field decline, somewhat offset by increased drilling activity.

Lower 48 and Latin America

		2012	2011	2010
Income from Continuing Operations (millions of dollars)	$	**1,029**	1,288	1,029
Average Net Production				
Crude oil (MBD)		**123**	94	85
Natural gas liquids (MBD)		**85**	74	75
Natural gas (MMCFD)		**1,493**	1,556	1,695
Total Production (MBOED)		**457**	428	442
Average Sales Prices				
Crude oil (per barrel)	$	**91.67**	92.79	73.52
Natural gas liquids (per barrel)		**35.45**	50.55	39.92
Natural gas (per thousand cubic feet)		**2.67**	3.99	4.25

During 2012, Lower 48 and Latin America contributed 25 percent of our worldwide liquids production and 37 percent of our natural gas production. The Lower 48 and Latin America segment primarily consists of operations located in the U.S. Lower 48 states.

2012 vs. 2011

Lower 48 and Latin America operations reported earnings of $1,029 million in 2012, a 20 percent decrease compared with 2011. The decrease in earnings was primarily the result of substantially lower natural gas and natural gas liquids prices; higher DD&A, mostly due to higher crude oil and natural gas liquids production; lower gains from asset dispositions; higher operating expenses and higher impairments. These decreases were partially offset by higher crude oil and natural gas liquids volumes. Earnings in 2012 also benefitted from the realization of a tax loss carryforward of $236 million, and the favorable resolution of the PDVSA ICC arbitration.

In November 2012, based on an ICC arbitration tribunal ruling, PDVSA paid ConocoPhillips $68 million for pre-expropriation breaches of the Petrozuata project agreements, which resulted in a $61 million after-tax earnings increase. The Company also recognized additional income of $173 million after-tax associated with the reversal of a related contingent liability accrual. These amounts included interest of $33 million after-tax, which has been reflected in the Corporate and Other segment. For additional information, see Note 14—Contingencies and Commitments, in the Notes to Consolidated Financial Statements.

Average production in the Lower 48 increased 7 percent in 2012, while average liquids production increased 24 percent over the same period. New production, primarily from the Eagle Ford, Bakken and Permian areas, and improved drilling and well performance more than offset normal field decline. In addition, higher unplanned downtime during 2012 partly offset the increase in production.

2011 vs. 2010

Lower 48 and Latin America earnings were $1,288 million in 2011, a 25 percent increase compared with 2010. The increase in 2011 earnings was mainly due to higher crude oil and natural gas liquids prices and lower DD&A. These increases were partly offset by lower gains from asset sales, lower natural gas prices, higher dry hole expenses and impairments.

Production averaged 428 MBOED in 2011, a 3 percent decrease compared with 2010. The decrease in 2011 was mainly due to asset dispositions. Normal field decline was offset by new production, mainly from the Eagle Ford, Bakken, Permian and Barnett areas, and improved drilling and well performance.

Canada

		2012	2011	2010
Income (Loss) from Continuing Operations (millions of dollars)	$	**(684)**	91	2,902
Average Net Production				
Crude oil (MBD)		**13**	12	15
Natural gas liquids (MBD)		**24**	26	23
Synthetic oil (MBD)		**-**	-	12
Bitumen (MBD)				
Consolidated operations		**12**	10	10
Equity affiliates		**81**	57	49
Total bitumen		**93**	67	59
Natural gas (MMCFD)		**857**	928	984
Total Production (MBOED)		**273**	260	273
Average Sales Prices				
Crude oil (per barrel)	$	**78.26**	86.04	67.99
Natural gas liquids (per barrel)		**48.64**	56.84	47.68
Synthetic oil (per barrel)		**-**	-	77.56
Bitumen (dollars per barrel)				
Consolidated operations		**57.58**	55.16	51.10
Equity affiliates		**53.39**	63.93	53.43
Total bitumen		**53.91**	62.56	53.06
Natural gas (per thousand cubic feet)		**2.13**	3.46	3.74

Our Canadian operations are mainly comprised of natural gas fields in western Canada and oil sands developments in the Athabasca Region of northeastern Alberta. In 2012, Canada contributed 15 percent of our worldwide liquids production and 21 percent of our natural gas production.

2012 vs. 2011

Canada operations reported a loss of $684 million in 2012, a reduction of $775 million compared with earnings of $91 million in 2011. The decrease in earnings was largely due to significantly lower natural gas prices, lower bitumen prices and higher impairments, mainly as a result of the $520 million after-tax impairment of the Mackenzie Gas Project and associated leaseholds in 2012. These decreases were partially offset by significantly higher bitumen volumes from FCCL and lower DD&A from our western Canadian gas assets, primarily due to asset dispositions and curtailments. Equity earnings from FCCL were also impacted by higher operating and DD&A expenses, mostly as a result of higher production volumes.

Average production in Canada increased 5 percent in 2012, while average liquids production increased 24 percent over the same period. Normal field decline and the impact from asset dispositions were more than offset by new production from Christina Lake Phases C and D and improved well performance from Foster Creek, both in FCCL.

2011 vs. 2010

Canada earnings were $91 million in 2011, a reduction of $2,811 million compared with 2010. This decrease was primarily due to lower gains from asset dispositions. Earnings in 2010 included the $2,679 million after-tax gain realized from the sale of our 9.03 percent interest in the Syncrude oil sands mining operation. Lower volumes, mostly as a result of asset dispositions, impairments on various natural gas properties and lower natural gas prices also contributed to the decrease in 2011 earnings. These decreases were somewhat offset by higher bitumen, natural gas liquids and crude oil prices, lower DD&A and lower dry hole expenses.

Production averaged 260 MBOED in 2011, a 5 percent decrease compared with 2010. The decrease was mainly due to asset dispositions and normal field decline, partly offset by new production from FCCL.

Europe

		2012	2011	2010
Income from Continuing Operations (millions of dollars)	$	**1,498**	1,830	1,703
Average Net Production				
Crude oil (MBD)		**135**	164	196
Natural gas liquids (MBD)		**7**	11	15
Natural gas (MMCFD)		**516**	626	815
Total Production (MBOED)		**228**	279	347
Average Sales Prices				
Crude oil (dollars per barrel)	$	**113.08**	111.82	79.74
Natural gas liquids (per barrel)		**61.53**	59.19	46.75
Natural gas (per thousand cubic feet)		**9.76**	9.26	6.94

The Europe segment consists of operations principally located in the Norwegian and U.K. sectors of the North Sea, as well as exploration activities in Poland and Greenland. In 2012, our Europe operations contributed 17 percent of our worldwide liquids production and 13 percent of our natural gas production.

2012 vs. 2011

Europe operations reported earnings of $1,498 million in 2012, an 18 percent decrease compared with 2011. The reduction in earnings was mainly due to lower volumes and higher impairments. Earnings for 2012 were also impacted by additional income tax expense due to legislation enacted in the United Kingdom in 2012, which restricted corporate tax relief on decommissioning costs. The additional tax expense resulted from the revaluation of deferred tax balances. These decreases to earnings were partly offset by a $287 million after-tax gain on sale of our interests in the Statfjord and Alba fields and lower DD&A. Additionally, earnings in 2011 included a $316 million increase in U.K. corporate income tax expense due to legislation enacted in 2011. This additional tax expense consisted of $106 million for the revaluation of deferred tax liabilities and $210 million to reflect the higher tax rates from the effective date of the legislation, March 24, 2011, through December 31, 2011.

Production averaged 228 MBOED in 2012, an 18 percent decrease compared with 2011. The decrease was mostly due to normal field decline, dispositions and higher unplanned downtime in the United Kingdom.

2011 vs. 2010

Earnings for our Europe operations were $1,830 million in 2011, a 7 percent increase compared with earnings of $1,703 million in 2010. Earnings benefitted from significantly higher prices and lower DD&A, partly offset by lower volumes and the $316 million increase in U.K. corporate income tax expense. Earnings in 2010 also benefitted from a $58 million insurance settlement.

Production averaged 279 MBOED in 2011, a 20 percent decrease compared with 2010. The decrease mainly resulted from normal field decline, unplanned downtime and dispositions, somewhat offset by new production from Britannia and J-Block.

Asia Pacific and Middle East

		2012	2011	2010
Income from Continuing Operations (millions of dollars)	$	**3,996**	3,093	2,153
Average Net Production				
Crude oil (MBD)				
Consolidated operations		**68**	99	122
Equity affiliates		**15**	16	2
Total crude oil		**83**	115	124
Natural gas liquids (MBD)				
Consolidated operations		**16**	12	18
Equity affiliates		**8**	7	1
Total natural gas liquids		**24**	19	19
Natural gas (MMCFD)				
Consolidated operations		**672**	695	712
Equity affiliates		**485**	492	169
Total natural gas		**1,157**	1,187	881
Total Production (MBOED)		**300**	332	290
Average Sales Prices				
Crude oil (dollars per barrel)				
Consolidated operations	$	**108.20**	109.84	77.69
Equity affiliates		**108.07**	106.96	89.24
Total crude oil		**108.18**	109.46	77.89
Natural gas liquids (dollars per barrel)				
Consolidated operations		**79.26**	72.87	60.57
Equity affiliates		**77.30**	70.62	65.16
Total natural gas liquids		**78.64**	71.98	60.73
Natural gas (dollars per thousand cubic feet)				
Consolidated operations		**10.63**	9.82	7.39
Equity affiliates		**8.54**	5.93	1.91
Total natural gas		**9.75**	8.21	6.35

The Asia Pacific and Middle East segment has producing operations in China, Indonesia, Malaysia, Australia, the Timor Sea and Qatar, as well as exploration activities in Bangladesh and Brunei. During 2012, Asia Pacific and Middle East contributed 13 percent of our worldwide liquids production and 28 percent of our natural gas production.

2012 vs. 2011

Asia Pacific and Middle East operations reported earnings of $3,996 million in 2012, a 29 percent increase compared with 2011 earnings of $3,093 million. Earnings in 2012 primarily benefitted from higher gains from asset dispositions, significantly higher LNG prices, higher equity earnings due to lower DD&A and operating expenses from QG3, and lower Bohai Bay expenses incurred in 2012. Amounts realized from dispositions in

2012 consisted of a $931 million after-tax gain on sale of our Vietnam business and a $133 million after-tax loss recognized on the further dilution of our equity interest in APLNG from 42.5 percent to 37.5 percent. In 2011, we recognized a $279 million after-tax loss on the initial dilution of our interest in APLNG from 50 percent to 42.5 percent. The increase in 2012 earnings was partly offset by lower crude oil volumes, mainly as a result of the Bohai Bay seepage incidents and the Vietnam disposition, lower LNG volumes and higher production taxes.

Average production decreased 10 percent in 2012. The decrease was largely due to the disposition of our Vietnam business, normal field decline, planned maintenance at our Bayu-Undan Field and Darwin LNG Facility in 2012, as well as lower production in China.

2011 vs. 2010

Asia Pacific and Middle East earnings increased 44 percent in 2011, compared with 2010 earnings. The increase was mainly due to higher prices, higher volumes, mostly as a result of a full year of LNG sales from QG3, and lower DD&A. These increases to earnings were partly offset by higher production taxes, higher operating expenses and the $279 million loss on dilution of our equity interest in APLNG from 50 percent to 42.5 percent.

Production averaged 332 MBOED in 2011, a 14 percent increase compared with 2010. The increase was largely due to the ramp-up of production from QG3, partly offset by higher unplanned downtime, mainly in China, and normal field decline.

Timor-Leste Arbitration

ConocoPhillips served a Notice of Arbitration on the Timor-Leste Minister of Finance in October 2012 for outstanding disputes related to a series of tax assessments. Between 2010 and 2012, ConocoPhillips has paid, under protest, tax assessments totaling approximately $227 million, which are primarily recorded in the "Investments and long-term receivables" line on our December 31, 2012, consolidated balance sheet. The arbitration will be conducted in Singapore under the United Nations Commission on International Trade Laws (UNCITRAL) arbitration rules, pursuant to the terms of the Tax Stability Agreement with the Timor-Leste Government. The arbitration process is currently underway. Future impacts on our business are not known at this time.

Other International

		2012	2011	2010
Income (Loss) from Continuing Operations (millions of dollars)*	$	**359**	(377)	(417)
Average Net Production*				
Crude oil (MBD)				
Consolidated operations		**40**	8	46
Equity affiliates		**13**	29	52
Total crude oil		**53**	37	98
Natural gas (MMCFD)		**18**	1	8
Total Production (MBOED)		**56**	37	99
Average Sales Prices*				
Crude oil (dollars per barrel)				
Consolidated operations	$	**110.75**	98.30	79.22
Equity affiliates		**96.50**	101.62	74.33
Total crude oil		**107.56**	101.14	76.57
Natural gas (dollars per thousand cubic feet)		**5.55**	0.09	0.09

**Prior periods have been restated to exclude discontinued operations.*

The Other International segment includes producing operations in Libya and Russia, as well as exploration activities in Angola and the Caspian Sea. During 2012, Other International contributed 6 percent of our worldwide liquids production.

2012 vs. 2011

Other International operations reported earnings of $359 million in 2012, a $736 million increase compared with 2011. Earnings in 2012 primarily benefitted from the $443 million after-tax gain on disposition of our interest in NMNG, the absence of a $395 million after-tax impairment of our investment in NMNG in 2011, and higher earnings from Libya, as a result of the resumption of production following a period of civil unrest in 2011. These increases were partially offset by a $108 million after-tax impairment associated with the N Block in the Caspian Sea.

Production averaged 56 MBOED in 2012, a 51 percent increase compared with 2011 production. The increase was mainly due to the resumption of production in Libya, partly offset by field decline in Russia and the disposition of our interest in NMNG.

2011 vs. 2010

Other International reported a loss of $377 million in 2011, compared with a loss of $417 million in 2010. The improvement in 2011 was primarily the result of higher crude oil prices, higher equity earnings due to lower DD&A from NMNG and lower impairments. In 2011, we recorded a $395 million impairment of our equity investment in NMNG, compared with a $645 million impairment to NMNG recorded in 2010. These improvements in 2011 were partly offset by considerably lower volumes, mainly from Libya and Russia, as well as the absence of a deferred tax benefit recognized in 2010.

Production averaged 37 MBOED in 2011, a 63 percent decrease compared with 2010 production. The decrease was mostly due to suspended operations in Libya following a period of civil unrest in 2011, and field decline in Russia.

Asset Dispositions
We recently announced our intention to sell our 8.4 percent interest in Kashagan and our Algerian and Nigerian businesses. The transactions are expected to close by mid-2013, subject to customary governmental approvals. In January 2013, we sold our 24.5 percent interest in the N Block, located offshore Kazakhstan.

LUKOIL Investment

	Millions of Dollars			
		2012	2011	2010
Income from Continuing Operations	$	-	239	2,513

This segment represents our former investment in the ordinary shares of OAO LUKOIL, an international, integrated oil and gas company headquartered in Russia. We sold our remaining interest in LUKOIL in the first quarter of 2011.

2011 vs. 2010

Earnings in 2011 primarily represented the realized gain on remaining share sales. Earnings in 2010 primarily reflected earnings from the equity investment in LUKOIL we held at the time, in addition to gains on the partial sale of our LUKOIL investment.

Corporate and Other

	Millions of Dollars			
		2012	2011	2010
Income (Loss) from Continuing Operations				
Net interest	$	**(648)**	(710)	(995)
Corporate general and administrative expenses		**(313)**	(190)	(209)
Technology		**(4)**	15	(23)
Separation costs		**(84)**	(25)	-
Other		**56**	(50)	(78)
	$	**(993)**	(960)	(1,305)

2012 vs. 2011

Net interest consists of interest and financing expense, net of interest income and capitalized interest, as well as premiums incurred on the early retirement of debt. Net interest decreased 9 percent in 2012, mostly due to higher capitalized interest, lower interest expense due to lower average debt levels, higher interest income and the $33 million after-tax interest benefit from the favorable resolution of the PDVSA arbitration. These improvements were partly offset by a $68 million after-tax premium on early debt retirement.

Corporate general and administrative expenses increased 65 percent in 2012, mainly due to $87 million of after-tax pension settlement expense and higher costs related to compensation and benefit plans.

Technology includes our investment in new technologies or businesses, as well as licensing revenues received. Activities are focused on heavy oil and oil sands; unconventional reservoirs; subsurface technology; liquefied natural gas; and arctic, deepwater and sustainability technology. Technology reported a loss of $4 million in 2012, compared to earnings of $15 million in 2011, primarily as a result of lower licensing revenues.

Separation costs consist of expenses related to the separation of our Downstream business into a stand-alone, publicly traded company, Phillips 66. Separation costs increased $59 million in 2012 and mainly included costs related to compensation and benefit plans.

The category "Other" includes certain foreign currency transaction gains and losses, environmental costs associated with sites no longer in operation, and other costs not directly associated with an operating segment. The improvement in "Other" in 2012 was largely due to various tax-related adjustments, including a $39 million after-tax settlement. These improvements were partially offset by higher environmental expenses and foreign currency transaction losses.

2011 vs. 2010

Net interest decreased 29 percent in 2011, mostly due to lower interest expense, as a result of lower average debt levels. In addition, the absence of a $114 million after-tax premium on early debt retirement and the absence of $24 million of after-tax interest expense associated with a tax settlement, both of which occurred in 2010, contributed to the decrease.

Corporate general and administrative expenses decreased 9 percent in 2011, mainly due to lower costs related to compensation and benefit plans, partly offset by higher advertising expenses.

Technology had earnings of $15 million in 2011, as a result of higher licensing revenues, partially offset by higher project expenses.

Separation costs in 2011 primarily included legal, accounting and information systems costs.

Changes in the "Other" category primarily resulted from lower environmental costs and gains from foreign currency transactions, partially offset by a $20 million after-tax property impairment.

CAPITAL RESOURCES AND LIQUIDITY

Financial Indicators

	Millions of Dollars Except as Indicated		
	2012	2011	2010
Net cash provided by continuing operating activities	$ **13,458**	13,953	14,013
Net cash provided by discontinued operations	**464**	5,693	3,032
Short-term debt	**955**	1,013	936
Total debt	**21,725**	22,623	23,592
Total equity	**48,427**	65,749	69,124
Percent of total debt to capital*	**31 %**	26	25
Percent of floating-rate debt to total debt**	**9 %**	10	10

**Capital includes total debt and total equity.*
***Includes effect of interest rate swaps.*

To meet our short- and long-term liquidity requirements, we look to a variety of funding sources. Cash generated from continuing operating activities is the primary source of funding. In addition, during 2012, we received $2,132 million in proceeds from asset sales and $1,996 million for the issuance of debt. During 2012, the primary uses of our available cash were $14,172 million to support our ongoing capital expenditures and investments; $5,098 million to repurchase common stock; $3,278 million to pay dividends on our common stock; and $2,565 million to repay debt. During 2012, cash and cash equivalents decreased by $2,162 million to $3,618 million.

In addition to cash flows from continuing operating activities and proceeds from asset sales, we rely on our commercial paper and credit facility programs and our shelf registration statement to support our short- and long-term liquidity requirements. We believe our current cash balance and cash generated by operations, together with access to external sources of funds as described below in the "Significant Sources of Capital" section, will be sufficient to meet our funding requirements in the near and long term, including our capital program, dividend payments, required debt payments and the funding requirements to FCCL.

Separation of Phillips 66
On April 30, 2012, the separation of our Downstream business was completed, creating two independent energy companies: ConocoPhillips and Phillips 66. Our refining, marketing and transportation businesses, most of our Midstream segment, our Chemicals segment, as well as our power generation and certain technology operations included in our Emerging Businesses segment, were transferred to Phillips 66. After the close of the New York Stock Exchange on April 30, 2012, the shareholders of record as of 5:00 p.m. Eastern time on April 16, 2012 (the Record Date), received one share of Phillips 66 common stock for every two ConocoPhillips common shares held as of the Record Date.

In connection with the separation, Phillips 66 distributed approximately $7.8 billion to us in a special cash distribution. These funds will be used solely to pay dividends, repurchase common stock, repay debt, or a combination of the foregoing, within twelve months following the distribution. At December 31, 2012, the unused amount of the special cash distribution was $748 million and is designated as "Restricted cash" on our consolidated balance sheet.

Significant Sources of Capital

Operating Activities
During 2012, cash provided by continuing operating activities was $13,458 million, a 4 percent decrease from 2011. During 2011, cash provided by continuing operations was $13,953 million compared with $14,013 million in 2010.

While the stability of our cash flows from operating activities benefits from geographic diversity, our short- and long-term operating cash flows are highly dependent upon prices for crude oil, bitumen, natural gas, LNG and natural gas liquids. Prices and margins in our industry are typically volatile, and are driven by market conditions over which we have no control. Absent other mitigating factors, as these prices and margins fluctuate, we would expect a corresponding change in our operating cash flows.

The level of our production volumes also impacts our cash flows. These production levels are impacted by such factors as acquisitions and dispositions of fields, field production decline rates, new technologies, operating efficiency, weather conditions, the addition of proved reserves through exploratory success, and their timely and cost-effective development. While we actively manage these factors, production levels can cause variability in cash flows, although generally this variability has not been as significant as that caused by commodity prices.

Our 2012 production from continuing operations averaged 1.527 million BOED. Future production is subject to numerous uncertainties, including, among others, the volatile crude oil and natural gas price environment, which may impact investment decisions; the effects of price changes on production sharing and variable-royalty contracts; timing of startups and major turnarounds; and weather-related disruptions. Our production from continuing operations in 2013 is expected to be 1.475 million to 1.525 million BOED.

To maintain or grow our production volumes, we must continue to add to our proved reserve base. Our total reserve replacement in 2012 was 142 percent. Excluding the impact of sales and purchases, the organic reserve replacement was 156 percent of 2012 production. Over the five-year period ended December 31, 2012, our reserve replacement was 48 percent (including 65 percent from consolidated operations) reflecting the disposition of our interest in LUKOIL and the impact of our asset disposition program. Excluding these items and purchases, our five-year organic reserve replacement was 108 percent. The total reserve replacement amount above is based on the sum of our net additions (revisions, improved recovery, purchases, extensions and discoveries, and sales) divided by our production, as shown in our reserve table disclosures. For additional information about our proved reserves, including both developed and undeveloped reserves, see the "Oil and Gas Operations" section of this report.

We are pursuing developments we anticipate will allow us to add to our reserve base. However, access to additional resources has become increasingly difficult as direct investment is prohibited in some nations, while fiscal and other terms in other countries can make development uneconomic or unattractive. In addition, political instability, competition from national oil companies, and lack of access to high-potential areas due to environmental or other regulation may negatively impact our ability to increase our reserve base. As such, the timing and level at which we add to our reserve base may, or may not, allow us to replace our production over subsequent years.

As discussed in the "Critical Accounting Estimates" section, engineering estimates of proved reserves are imprecise; therefore, each year reserves may be revised upward or downward due to the impact of changes in commodity prices or as more technical data becomes available on reservoirs. In 2012, 2011 and 2010, revisions increased reserves. It is not possible to reliably predict how revisions will impact reserve quantities in the future.

Asset Sales

Proceeds from asset sales in 2012 were $2,132 million, primarily from the sale of our Vietnam business, the sale of our equity interest in NMNG and the sale of our interest in the Statfjord and Alba fields in the North Sea. This compares with proceeds of $2,192 million in 2011, which mainly included the sale of our remaining interest in LUKOIL and certain properties located in the Lower 48. We have announced additional asset sales of $9.6 billion which are expected to close by mid-2013. We continue to evaluate opportunities to further optimize the portfolio.

Commercial Paper and Credit Facilities

In May 2012, we decreased our total revolving credit facilities from $8.0 billion to $7.5 billion by terminating all commitments under the $500 million credit facility, which was due to expire in July 2012. At

December 31, 2012, we had a revolving credit facility totaling $7.5 billion expiring in August 2016. Our revolving credit facility may be used as direct bank borrowings, as support for issuances of letters of credit totaling up to $750 million, or as support for our commercial paper programs. The revolving credit facility is broadly syndicated among financial institutions and does not contain any material adverse change provisions or any covenants requiring maintenance of specified financial ratios or ratings. The facility agreement contains a cross-default provision relating to the failure to pay principal or interest on other debt obligations of $200 million or more by ConocoPhillips, or by any of its consolidated subsidiaries.

Credit facility borrowings may bear interest at a margin above rates offered by certain designated banks in the London interbank market or at a margin above the overnight federal funds rate or prime rates offered by certain designated banks in the United States. The agreement calls for commitment fees on available, but unused, amounts. The agreement also contains early termination rights if our current directors or their approved successors cease to be a majority of the Board of Directors.

Our primary funding source for short-term working capital needs is the ConocoPhillips $6.35 billion commercial paper program. Commercial paper maturities are generally limited to 90 days. We also have the ConocoPhillips Qatar Funding Ltd. $1.15 billion commercial paper program, which is used to fund commitments relating to QG3. At December 31, 2012 and 2011, we had no direct borrowings under the revolving credit facilities, with no letters of credit issued at December 31, 2012, and $40 million at December 31, 2011. In addition, under the ConocoPhillips Qatar Funding Ltd. commercial paper program, $1,055 million of commercial paper was outstanding at December 31, 2012, compared with $1,128 million at December 31, 2011. Since we had $1,055 million of commercial paper outstanding and had issued no letters of credit, we had access to $6.4 billion in borrowing capacity under our revolving credit facilities at December 31, 2012.

Our senior long-term debt is rated "A1" by Moody's Investors Service and "A" by both Standard and Poor's Rating Service and Fitch. We do not have any ratings triggers on any of our corporate debt that would cause an automatic default, and thereby impact our access to liquidity, in the event of a downgrade of our credit rating. If our credit rating were to deteriorate to a level prohibiting us from accessing the commercial paper market, we would still be able to access funds under our $7.5 billion revolving credit facility.

Certain of our project-related contracts and derivative instruments contain provisions that require us to post collateral. Cash is the primary source for providing collateral; however, many permit us to post letters of credit. At December 31, 2012, we had performance obligations secured by letters of credit of $852 million (issued as direct bank letters of credit) related to various purchase commitments for materials, supplies, commercial activities and services incident to the ordinary conduct of business.

Shelf Registration

We have a universal shelf registration statement on file with the U.S. Securities and Exchange Commission under which we, as a well-known seasoned issuer, have the ability to issue and sell an indeterminate amount of various types of debt and equity securities.

Off-Balance Sheet Arrangements

As part of our normal ongoing business operations and consistent with normal industry practice, we enter into numerous agreements with other parties to pursue business opportunities, which share costs and apportion risks among the parties as governed by the agreements.

For information about guarantees, see Note 13—Guarantees, in the Notes to Consolidated Financial Statements, which is incorporated herein by reference.

Capital Requirements

For information about our capital expenditures and investments, see the "Capital Spending" section.

Our debt balance at December 31, 2012, was $21.7 billion, a decrease of $0.9 billion during 2012. During 2012, we repaid notes totaling $2.4 billion. We incurred a before-tax loss on redemption of $79 million, consisting of make-whole premiums and unamortized issuance costs. In December 2012, we issued $2.0 billion of new low-interest notes.

We are obligated to contribute $7.5 billion, plus interest, over a 10-year period that began in 2007, to FCCL. Quarterly principal and interest payments of $237 million began in the second quarter of 2007 and will continue until the balance is paid. Of the principal obligation amount, approximately $772 million was short-term and was included in the "Accounts payable—related parties" line on our December 31, 2012, consolidated balance sheet. The principal portion of these payments, which totaled $733 million in 2012, is included in the "Other" line in the financing activities section of our consolidated statement of cash flows. Interest accrues at a fixed annual rate of 5.3 percent on the unpaid principal balance. Fifty percent of the quarterly interest payment is reflected as a capital contribution and is included in the "Capital expenditures and investments" line on our consolidated statement of cash flows.

In February, 2013, we announced a dividend of 66 cents per share. The dividend will be paid March 1, 2013, to stockholders of record at the close of business on February 19, 2013.

Since our share repurchase programs began in 2010, share repurchases totaled 300 million shares at a cost of $20.1 billion through December 31, 2012. Although we have no current plans for further share repurchases, we may do so opportunistically, contingent upon commodity prices and proceeds from asset dispositions.

Contractual Obligations

The following table summarizes our aggregate contractual fixed and variable obligations of our continuing operations as of December 31, 2012:

		Millions of Dollars				
		Payments Due by Period				
		Total	Up to 1 Year	Years 2-3	Years 4-5	After 5 Years
Debt obligations (a)	$	21,709	955	1,952	3,274	15,528
Capital lease obligations		16	-	-	-	16
Total debt		21,725	955	1,952	3,274	15,544
Interest on debt and other obligations		16,355	1,247	2,216	1,964	10,928
Operating lease obligations		2,151	477	960	424	290
Purchase obligations (b)		26,465	12,149	4,370	2,242	7,704
Joint venture acquisition obligation (c)		3,582	772	1,672	1,138	-
Other long-term liabilities						
Pension and postretirement benefit contributions (d)		2,579	484	1,045	1,050	-
Asset retirement obligations*		9,033	387	521	413	7,712
Accrued environmental costs		364	38	65	48	213
Unrecognized tax benefits (e)		116	116	(e)	(e)	(e)
Total	$	82,370	16,625	12,801	10,553	42,391
**Excludes amounts related to discontinued operations:*	*$*	*131*	-	-	-	*131*

(a) Includes $429 million of net unamortized premiums and discounts. See Note 11—Debt, in the Notes to Consolidated Financial Statements, for additional information.

(b) Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms. Does not include purchase commitments for jointly owned fields and facilities where we are not the operator.

The majority of the purchase obligations are market-based contracts related to our commodity business. Product purchase commitments with third parties totaled $12,602 million.

Purchase obligations of $9,629 million are related to agreements to access and utilize the capacity of third-party equipment and facilities, including pipelines and LNG and product terminals, to transport, process, treat and store commodities. The remainder is primarily our net share of purchase commitments for materials and services for jointly owned fields and facilities where we are the operator.

(c) Represents the remaining amount of contributions, excluding interest, due over a five-year period to the FCCL upstream joint venture with Cenovus.

(d) Represents contributions to qualified and nonqualified pension and postretirement benefit plans for the years 2013 through 2017. For additional information related to expected benefit payments subsequent to 2017, see Note 19—Employee Benefit Plans, in the Notes to Consolidated Financial Statements.

(e) Excludes unrecognized tax benefits of $756 million because the ultimate disposition and timing of any payments to be made with regard to such amounts are not reasonably estimable. Although unrecognized tax benefits are not a contractual obligation, they are presented in this table because they represent potential demands on our liquidity.

Capital Spending

Capital Program

	Millions of Dollars		
	2012	2011	2010
Alaska	$ **828**	774	729
Lower 48 and Latin America	**5,251**	3,882	1,790
Canada	**2,184**	1,761	1,356
Europe	**2,860**	2,222	1,190
Asia Pacific and Middle East	**2,430**	2,325	2,157
Other International	**415**	8	127
LUKOIL Investment	**-**	-	-
Corporate and Other	**204**	242	186
Capital expenditures and investments from continuing operations	**14,172**	11,214	7,535
Discontinued operations in Kashagan, Nigeria and Algeria	**817**	1,038	1,071
Joint venture acquisition obligation (principal)—Canada	**733**	695	659
Capital Program	$ **15,722**	12,947	9,265

Our capital expenditures and investments from continuing operations for the three-year period ended December 31, 2012, totaled $32.9 billion. The expenditures over this period supported key exploration and developments, primarily:

- Oil, natural gas liquids and natural gas developments in the Lower 48, including Texas, New Mexico, North Dakota, Oklahoma, Montana, Colorado, Wyoming and offshore in the Gulf of Mexico.
- Further development of coalbed methane (CBM) associated with the APLNG joint venture in Australia.
- Oil sands and ongoing natural gas developments in Canada.
- Alaska activities related to development in the Greater Kuparuk Area, the Greater Prudhoe Area, the Western North Slope and the Cook Inlet Area and initial development of the Point Thomson Unit.
- Development drilling and new facilities in the Norway sector of the North Sea, including the Greater Ekofisk Area, Alvheim, Visund and Statfjord, and Heidrun in the Norwegian Sea.
- The Bohai Bay development in China.
- In the U.K. sector of the North Sea, the development of the Jasmine discovery in the J-Area, the development of Clair Ridge and development drilling in the southern and central North Sea.
- The North Belut Field, as well as other developments in offshore Block B and onshore South Sumatra in Indonesia.
- QG3, an integrated development which produces and liquefies natural gas from Qatar's North Field.
- The Gumusut-Kakap development offshore Sabah, Malaysia.
- Exploration activities in Australia's Browse Basin, North American shale plays, Canadian oil sands developments, deepwater Gulf of Mexico, Alaska, the U.K. and Norway sectors of the North Sea, Kazakhstan and Indonesia.
- Leasehold acquisitions in Angola.

2013 CAPITAL PROGRAM

Our 2013 capital program of $15.8 billion is comprised of $15.0 billion for the capital expenditures and investments budget and $0.8 billion for principal contributions to fund our portion of the FCCL business venture. Of the $15.0 billion for the capital expenditures and investments budget, $0.3 billion relates to our discontinued operations in Kashagan, Nigeria and Algeria and $14.7 billion relates to continuing operations. Included in the 2013 capital expenditures and investments budget is $0.6 billion in capitalized interest.

Our 2013 capital expenditures and investments budget for continuing operations of $14.7 billion is 4 percent higher than actual expenditures in 2012.

We are directing approximately 60 percent of our 2013 capital expenditures and investments budget for continuing operations to North America. These funds are expected to be directed toward:

- In Alaska, further development of opportunities in Prudhoe Bay, Kuparuk and Alpine fields, and initial development of Point Thomson Field.
- In Lower 48, development of liquids-rich areas, such as the Eagle Ford trend, and the Williston and Permian basins.
- Exploration and appraisal activities in the Eagle Ford shale formation, and Avalon, Wolfcamp and Niobrara areas in Lower 48.
- Appraisal of deepwater Gulf of Mexico discoveries, wildcat wells and acreage additions.
- Liquids opportunities in the western Canada basins and Canadian oil sands.
- Exploration and appraisal activities in Canadian shale plays and oil sands.

We are directing approximately 40 percent of our 2013 capital expenditures and investments budget for continuing operations to Europe, Asia Pacific and other international businesses. These funds are expected to be directed toward:

- Further development of CBM associated with the APLNG joint venture in Australia.
- Elsewhere in the Asia Pacific and Middle East segment, continued development of Bohai Bay in China, new fields offshore Malaysia, and offshore Block B and onshore South Sumatra in Indonesia.
- In the North Sea, the Greater Ekofisk Area, development of the Jasmine discovery in the J-Block Area, development of Clair Ridge and the Britannia Long Term Compression Project.
- Onshore developments in Libya.
- Exploration and appraisal activities in Australia's offshore Browse Basin and onshore Canning Basin, deepwater Angola, offshore Indonesia and Malaysia, and the North Sea.

For information on proved undeveloped reserves and the associated costs to develop these reserves, see the "Oil and Gas Operations" section.

Contingencies

A number of lawsuits involving a variety of claims have been made against ConocoPhillips that arise in the ordinary course of business. We also may be required to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical, mineral and petroleum substances at various active and inactive sites. We regularly assess the need for accounting recognition or disclosure of these contingencies. In the case of all known contingencies (other than those related to income taxes), we accrue a liability when the loss is probable and the amount is reasonably estimable. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. We do not reduce these liabilities for potential insurance or third-party recoveries. If applicable, we accrue receivables for probable insurance or other third-party recoveries. In the case of income-tax-related contingencies, we use a cumulative probability-weighted loss accrual in cases where sustaining a tax position is less than certain.

Based on currently available information, we believe it is remote that future costs related to known contingent liability exposures will exceed current accruals by an amount that would have a material adverse impact on our consolidated financial statements. As we learn new facts concerning contingencies, we reassess our position both with respect to accrued liabilities and other potential exposures. Estimates particularly sensitive to future changes include contingent liabilities recorded for environmental remediation, tax and legal matters. Estimated future environmental remediation costs are subject to change due to such factors as the uncertain magnitude of cleanup costs, the unknown time and extent of such remedial actions that may be required, and the determination of our liability in proportion to that of other responsible parties. Estimated future costs related to tax and legal matters are subject to change as events evolve and as additional information becomes available during the administrative and litigation processes. For information on other contingencies, see Note 14—Contingencies and Commitments, in the Notes to Consolidated Financial Statements.

Legal and Tax Matters
Our legal organization applies its knowledge, experience and professional judgment to the specific characteristics of our cases, employing a litigation management process to manage and monitor the legal proceedings against us. Our process facilitates the early evaluation and quantification of potential exposures in individual cases. This process also enables us to track those cases that have been scheduled for trial and/or mediation. Based on professional judgment and experience in using these litigation management tools and available information about current developments in all our cases, our legal organization regularly assesses the adequacy of current accruals and determines if adjustment of existing accruals, or establishment of new accruals, are required. See Note 20—Income Taxes, in the Notes to Consolidated Financial Statements, for additional information about income-tax-related contingencies.

Environmental
We are subject to the same numerous international, federal, state and local environmental laws and regulations as other companies in our industry. The most significant of these environmental laws and regulations include, among others, the:

- U.S. Federal Clean Air Act, which governs air emissions.
- U.S. Federal Clean Water Act, which governs discharges to water bodies.
- European Union Regulation for Registration, Evaluation, Authorization and Restriction of Chemicals (REACH).
- U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), which imposes liability on generators, transporters and arrangers of hazardous substances at sites where hazardous substance releases have occurred or are threatening to occur.
- U.S. Federal Resource Conservation and Recovery Act (RCRA), which governs the treatment, storage and disposal of solid waste.
- U.S. Federal Oil Pollution Act of 1990 (OPA90), under which owners and operators of onshore facilities and pipelines, lessees or permittees of an area in which an offshore facility is located, and owners and operators of vessels are liable for removal costs and damages that result from a discharge of oil into navigable waters of the United States.
- U.S. Federal Emergency Planning and Community Right-to-Know Act (EPCRA), which requires facilities to report toxic chemical inventories with local emergency planning committees and response departments.
- U.S. Federal Safe Drinking Water Act, which governs the disposal of wastewater in underground injection wells.
- U.S. Department of the Interior regulations, which relate to offshore oil and gas operations in U.S. waters and impose liability for the cost of pollution cleanup resulting from operations, as well as potential liability for pollution damages.
- European Union Trading Directive resulting in European Emissions Trading Scheme.

These laws and their implementing regulations set limits on emissions and, in the case of discharges to water, establish water quality limits. They also, in most cases, require permits in association with new or modified operations. These permits can require an applicant to collect substantial information in connection with the application process, which can be expensive and time consuming. In addition, there can be delays associated with notice and comment periods and the agency's processing of the application. Many of the delays associated with the permitting process are beyond the control of the applicant.

Many states and foreign countries where we operate also have, or are developing, similar environmental laws and regulations governing these same types of activities. While similar, in some cases these regulations may impose additional, or more stringent, requirements that can add to the cost and difficulty of marketing or transporting products across state and international borders.

The ultimate financial impact arising from environmental laws and regulations is neither clearly known nor easily determinable as new standards, such as air emission standards, water quality standards and stricter fuel regulations, continue to evolve. However, environmental laws and regulations, including those that may arise to address concerns about global climate change, are expected to continue to have an increasing impact on our operations in the United States and in other countries in which we operate. Notable areas of potential impacts include air emission compliance and remediation obligations in the United States.

An example is the use of hydraulic fracturing, an essential completion technique that facilitates production of oil and natural gas that is otherwise trapped in lower permeability rock formations. A range of local, state, federal or national laws and regulations currently govern hydraulic fracturing operations. Although hydraulic fracturing has been conducted for many decades, a number of new laws, regulations and permitting requirements are under consideration by the U.S. Environmental Protection Agency (EPA), the U.S. Department of the Interior, and others which could result in increased costs, operating restrictions, operational delays and/or limit the ability to develop oil and natural gas resources. Governmental restrictions on hydraulic fracturing could impact the overall profitability or viability of certain of our oil and natural gas investments. We have adopted operating principles that incorporate established industry standards designed to meet or exceed government requirements. Our practices continually evolve as technology improves and regulations change.

We also are subject to certain laws and regulations relating to environmental remediation obligations associated with current and past operations. Such laws and regulations include CERCLA and RCRA and their state equivalents. Longer-term expenditures are subject to considerable uncertainty and may fluctuate significantly.

We occasionally receive requests for information or notices of potential liability from the EPA and state environmental agencies alleging that we are a potentially responsible party under CERCLA or an equivalent state statute. On occasion, we also have been made a party to cost recovery litigation by those agencies or by private parties. These requests, notices and lawsuits assert potential liability for remediation costs at various sites that typically are not owned by us, but allegedly contain wastes attributable to our past operations. As of December 31, 2011, we reported we had been notified of potential liability under CERCLA and comparable state laws at 74 sites around the United States. At December 31, 2012, we had closed 2 sites and transferred 61 sites to Phillips 66, bringing the number to 11 unresolved sites with potential liability.

For most Superfund sites, our potential liability will be significantly less than the total site remediation costs because the percentage of waste attributable to us, versus that attributable to all other potentially responsible parties, is relatively low. Although liability of those potentially responsible is generally joint and several for federal sites and frequently so for state sites, other potentially responsible parties at sites where we are a party typically have had the financial strength to meet their obligations, and where they have not, or where potentially responsible parties could not be located, our share of liability has not increased materially. Many of the sites at which we are potentially responsible are still under investigation by the EPA or the state agencies concerned. Prior to actual cleanup, those potentially responsible normally assess site conditions, apportion responsibility and determine the appropriate remediation. In some instances, we may have no liability or attain a settlement of liability. Actual cleanup costs generally occur after the parties obtain EPA or equivalent state agency approval. There are relatively few sites where we are a major participant, and given the timing and amounts of anticipated expenditures, neither the cost of remediation at those sites nor such costs at all CERCLA sites, in the aggregate, is expected to have a material adverse effect on our competitive or financial condition.

Expensed environmental costs were $575 million in 2012 and are expected to be about $478 million per year in 2013 and 2014. Capitalized environmental costs were $297 million in 2012 and are expected to be about $459 million per year in 2013 and 2014.

Accrued liabilities for remediation activities are not reduced for potential recoveries from insurers or other third parties and are not discounted (except those assumed in a purchase business combination, which we do record on a discounted basis).

Many of these liabilities result from CERCLA, RCRA and similar state laws that require us to undertake certain investigative and remedial activities at sites where we conduct, or once conducted, operations or at sites where ConocoPhillips-generated waste was disposed. The accrual also includes a number of sites we identified that may require environmental remediation, but which are not currently the subject of CERCLA, RCRA or state enforcement activities. If applicable, we accrue receivables for probable insurance or other third-party recoveries. In the future, we may incur significant costs under both CERCLA and RCRA.

Remediation activities vary substantially in duration and cost from site to site, depending on the mix of unique site characteristics, evolving remediation technologies, diverse regulatory agencies and enforcement policies, and the presence or absence of potentially liable third parties. Therefore, it is difficult to develop reasonable estimates of future site remediation costs.

At December 31, 2012, our balance sheet included total accrued environmental costs of $364 million, and we expect to incur a substantial amount of these expenditures within the next 30 years. At December 31, 2011, accrued environmental costs were $922 million, of which $542 million related to the Downstream business.

Notwithstanding any of the foregoing, and as with other companies engaged in similar businesses, environmental costs and liabilities are inherent concerns in our operations and products, and there can be no assurance that material costs and liabilities will not be incurred. However, we currently do not expect any material adverse effect upon our results of operations or financial position as a result of compliance with current environmental laws and regulations.

Climate Change

There has been a broad range of proposed or promulgated state, national and international laws focusing on greenhouse gas (GHG) reduction. These proposed or promulgated laws apply or could apply in countries where we have interests or may have interests in the future. Laws in this field continue to evolve, and while it is not possible to accurately estimate either a timetable for implementation or our future compliance costs relating to implementation, such laws, if enacted, could have a material impact on our results of operations and financial condition. Examples of legislation or precursors for possible regulation that do or could affect our operations include:

- European Emissions Trading Scheme (ETS), the program through which many of the European Union (EU) member states are implementing the Kyoto Protocol. Our cost of compliance with the EU ETS in 2012 was approximately $10 million (pre-tax equity share).
- A regulation issued by the Alberta government in 2007 under the Climate Change and Emissions Act. The regulation requires any existing facility with emissions equal to or greater than 100,000 metric tons of carbon dioxide or equivalent per year to reduce the net emissions intensity beginning July 1, 2007 by 12 percent. New facilities must reduce 2 percent per year until they reach the maximum target of 12 percent. We also incur a carbon tax for emissions from fossil fuel combustion in our British Columbia operations. The total cost of compliance with these Canadian regulations in 2012 was approximately $7 million.

- The U.S. Supreme Court decision in Massachusetts v. EPA, 549 U.S. 497, 127 S.Ct. 1438 (2007), confirming that the EPA has the authority to regulate carbon dioxide as an "air pollutant" under the Federal Clean Air Act.
- The EPA's announcement on March 29, 2010 (published as "Interpretation of Regulations that Determine Pollutants Covered by Clean Air Act Permitting Programs," 75 Fed. Reg. 17004 (April 2, 2010)), and the EPA's and U.S. Department of Transportation's joint promulgation of a Final Rule on April 1, 2010, that triggers regulation of GHGs under the Clean Air Act, may trigger more climate-based claims for damages, and may result in longer agency review time for development projects.
- Carbon taxes in certain jurisdictions. Our cost of compliance with Norwegian carbon tax legislation in 2012 was approximately $20 million (equity share pre-tax). In October 2012, the Norwegian government announced a doubling of the carbon tax for oil and gas production in 2013. Cap and trade programs in certain jurisdictions, including the Australian Clean Energy Legislation which took effect from July 2012. Our annual cost of compliance with the Australian Clean Energy Legislation during the initial fixed price phase is approximately $10 million (equity share pre-tax).

In the United States, some additional form of regulation may be forthcoming in the future at the federal and state levels with respect to GHG emissions. Such regulation could take any of several forms that may result in the creation of additional costs in the form of taxes, the restriction of output, investments of capital to maintain compliance with laws and regulations, or required acquisition or trading of emission allowances. We are working to continuously improve operational and energy efficiency through resource and energy conservation throughout our operations.

Compliance with changes in laws and regulations that create a GHG emission trading scheme or GHG reduction policies could significantly increase our costs, reduce demand for fossil energy derived products, impact the cost and availability of capital and increase our exposure to litigation. Such laws and regulations could also increase demand for less carbon intensive energy sources, including natural gas. The ultimate impact on our financial performance, either positive or negative, will depend on a number of factors, including but not limited to:

- Whether and to what extent legislation is enacted.
- The nature of the legislation (such as a cap and trade system or a tax on emissions).
- The price placed on GHG emissions (either by the market or through a tax).
- The GHG reductions required.
- The price and availability of offsets.
- The amount and allocation of allowances.
- Technological and scientific developments leading to new products or services.
- Any potential significant physical effects of climate change (such as increased severe weather events, changes in sea levels and changes in temperature).
- Whether, and the extent to which, increased compliance costs are ultimately reflected in the prices of our products and services.

The Company has responded by putting in place a corporate Climate Change Action Plan, together with individual business unit climate change management plans in order to undertake actions in four major areas:

- Equipping the Company for a low emission world, for example by integrating GHG forecasting and reporting into company procedures; utilizing GHG pricing in planning economics; developing systems to handle GHG market transactions.
- Reducing GHG emissions—In 2011 the Company reduced GHG emissions by 600,000 tonnes by carrying out a range of programs across a number of business units.
- Evaluating business opportunities such as the creation of offsets and allowances; carbon capture and storage; the use of low carbon energy and the development of low carbon technologies.
- Engaging externally—The Company is a sponsor of MIT's Joint Program on the Science and Policy of Global Change; constructively engages in the development of climate change legislation and regulation; and discloses our progress and performance through the Carbon Disclosure Project and the Dow Jones Sustainability Index.

The Company uses an estimated market cost of GHG emissions in the range of $8 to $46 per tonne depending on the timing and country or region to evaluate future opportunities.

Other

We have deferred tax assets related to certain accrued liabilities, loss carryforwards and credit carryforwards. Valuation allowances have been established to reduce these deferred tax assets to an amount that will, more likely than not, be realized. Based on our historical taxable income, our expectations for the future, and available tax-planning strategies, management expects the net deferred tax assets will be realized as offsets to reversing deferred tax liabilities and as reductions in future taxable income.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to select appropriate accounting policies and to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. See Note 1—Accounting Policies, in the Notes to Consolidated Financial Statements, for descriptions of our major accounting policies. Certain of these accounting policies involve judgments and uncertainties to such an extent there is a reasonable likelihood materially different amounts would have been reported under different conditions, or if different assumptions had been used. These critical accounting estimates are discussed with the Audit and Finance Committee of the Board of Directors at least annually. We believe the following discussions of critical accounting estimates, along with the discussions of contingencies and of deferred tax asset valuation allowances in this report, address all important accounting areas where the nature of accounting estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change.

Oil and Gas Accounting

Accounting for oil and gas exploratory activity is subject to special accounting rules unique to the oil and gas industry. The acquisition of geological and geophysical seismic information, prior to the discovery of proved reserves, is expensed as incurred, similar to accounting for research and development costs. However, leasehold acquisition costs and exploratory well costs are capitalized on the balance sheet pending determination of whether proved oil and gas reserves have been discovered on the prospect.

Property Acquisition Costs
For individually significant leaseholds, management periodically assesses for impairment based on exploration and drilling efforts to date. For leasehold acquisition costs that individually are relatively small, management exercises judgment and determines a percentage probability that the prospect ultimately will fail to find proved oil and gas reserves and pools that leasehold information with others in the geographic area. For prospects in areas that have had limited, or no, previous exploratory drilling, the percentage probability of ultimate failure is normally judged to be quite high. This judgmental percentage is multiplied by the leasehold acquisition cost, and that product is divided by the contractual period of the leasehold to determine a periodic leasehold impairment charge that is reported in exploration expense.

This judgmental probability percentage is reassessed and adjusted throughout the contractual period of the leasehold based on favorable or unfavorable exploratory activity on the leasehold or on adjacent leaseholds, and leasehold impairment amortization expense is adjusted prospectively. At year-end 2012, the book value of the pools of property acquisition costs that individually are relatively small and thus subject to the above-described periodic leasehold impairment calculation was $1,915 million and the accumulated impairment reserve was $517 million. The weighted-average judgmental percentage probability of ultimate failure was approximately 46 percent, and the weighted-average amortization period was approximately four years. If that judgmental percentage were to be raised by 5 percent across all calculations, pretax leasehold impairment expense in 2013 would increase by approximately $30 million. At year-end 2012, the remaining $6,576 million of gross capitalized unproved property costs consisted of individually significant leaseholds, mineral rights held in perpetuity by title ownership, exploratory wells currently being drilled, suspended exploratory wells, and capitalized interest. Management periodically assesses individually significant leaseholds for impairment based on the results of exploration and drilling efforts and the outlook for commercialization. Of this amount, approximately $3 billion is concentrated in 10 major development areas. These major assets are not expected to move to proved properties in 2013.

Exploratory Costs
For exploratory wells, drilling costs are temporarily capitalized, or "suspended," on the balance sheet, pending a determination of whether potentially economic oil and gas reserves have been discovered by the drilling effort to justify completion of the find as a producing well.

If exploratory wells encounter potentially economic quantities of oil and gas, the well costs remain capitalized on the balance sheet as long as sufficient progress assessing the reserves and the economic and operating viability of the project is being made. The accounting notion of "sufficient progress" is a judgmental area, but the accounting rules do prohibit continued capitalization of suspended well costs on the mere chance that future market conditions will improve or new technologies will be found that would make the development economically profitable. Often, the ability to move into the development phase and record proved reserves is dependent on obtaining permits and government or co-venturer approvals, the timing of which is ultimately beyond our control. Exploratory well costs remain suspended as long as we are actively pursuing such approvals and permits, and believe they will be obtained. Once all required approvals and permits have been obtained, the projects are moved into the development phase, and the oil and gas reserves are designated as proved reserves. For complex exploratory discoveries, it is not unusual to have exploratory wells remain suspended on the balance sheet for several years while we perform additional appraisal drilling and seismic work on the potential oil and gas field or while we seek government or co-venturer approval of development plans or seek environmental permitting. Once a determination is made the well did not encounter potentially economic oil and gas quantities, the well costs are expensed as a dry hole and reported in exploration expense.

Management reviews suspended well balances quarterly, continuously monitors the results of the additional appraisal drilling and seismic work, and expenses the suspended well costs as a dry hole when it determines the potential field does not warrant further investment in the near term. Criteria utilized in making this determination include evaluation of the reservoir characteristics and hydrocarbon properties, expected development costs, ability to apply existing technology to produce the reserves, fiscal terms, regulations or contract negotiations, and our required return on investment.

At year-end 2012, total suspended well costs were $1,038 million, compared with $1,037 million at year-end 2011. For additional information on suspended wells, including an aging analysis, see Note 7—Suspended Wells, in the Notes to Consolidated Financial Statements.

Proved Reserves

Engineering estimates of the quantities of proved reserves are inherently imprecise and represent only approximate amounts because of the judgments involved in developing such information. Reserve estimates are based on geological and engineering assessments of in-place hydrocarbon volumes, the production plan, historical extraction recovery and processing yield factors, installed plant operating capacity and approved operating limits. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data and the efficiency of extracting and processing the hydrocarbons.

Despite the inherent imprecision in these engineering estimates, accounting rules require disclosure of "proved" reserve estimates due to the importance of these estimates to better understand the perceived value and future cash flows of a company's operations. There are several authoritative guidelines regarding the engineering criteria that must be met before estimated reserves can be designated as "proved." Our reservoir engineering organization has policies and procedures in place consistent with these authoritative guidelines. We have trained and experienced internal engineering personnel who estimate our proved reserves held by consolidated companies, as well as our share of equity affiliates.

Proved reserve estimates are adjusted annually in the fourth quarter and during the year if significant changes occur, and take into account recent production and subsurface information about each field. Also, as required by current authoritative guidelines, the estimated future date when a field will be permanently shut down for economic reasons is based on 12-month average prices and year-end costs. This estimated date when production will end affects the amount of estimated reserves. Therefore, as prices and cost levels change from year to year, the estimate of proved reserves also changes.

Our proved reserves include estimated quantities related to production sharing contracts, which are reported under the "economic interest" method and are subject to fluctuations in commodity prices; recoverable operating expenses; and capital costs. If costs remain stable, reserve quantities attributable to recovery of costs will change inversely to changes in commodity prices. For example, if prices increase, then our applicable reserve quantities would decline. The estimation of proved developed reserves also is important to the income statement because the proved developed reserve estimate for a field serves as the denominator in the unit-of-production calculation of the DD&A of the capitalized costs for that asset. At year-end 2012, the net book value of productive properties, plants and equipment (PP&E) subject to a unit-of-production calculation was approximately $55 billion and the DD&A recorded on these assets in 2012 was approximately $6.4 billion. The estimated proved developed reserves for our consolidated operations were 5.1 billion BOE at the end of 2011 and 4.9 billion BOE at the end of 2012. If the estimates of proved reserves used in the unit-of-production calculations had been lower by 5 percent across all calculations, pretax DD&A in 2012 would have increased by an estimated $336 million.

Impairments

Long-lived assets used in operations are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in future cash flows expected to be generated by an asset group and annually in the fourth quarter following updates to corporate planning assumptions. If there is an indication the carrying amount of an asset may not be recovered, the asset is monitored by management through an established process where changes to significant assumptions such as prices, volumes and future development plans are reviewed. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. Individual assets are grouped for impairment purposes based on a judgmental assessment of the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets—generally on a field-by-field basis for exploration and production assets. Because there usually is a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants, or based on a multiple of operating cash flow validated with historical market transactions of similar assets where possible. The expected future cash flows used for impairment reviews and related fair value calculations are based on judgmental assessments of future production volumes, commodity prices, operating costs and capital decisions, considering all available information at the date of review. See Note 9—Impairments, in the Notes to Consolidated Financial Statements, for additional information.

Investments in nonconsolidated entities accounted for under the equity method are reviewed for impairment when there is evidence of a loss in value and annually following updates to corporate planning assumptions. Such evidence of a loss in value might include our inability to recover the carrying amount, the lack of sustained earnings capacity which would justify the current investment amount, or a current fair value less than the investment's carrying amount. When it is determined such a loss in value is other than temporary, an impairment charge is recognized for the difference between the investment's carrying value and its estimated fair value. When determining whether a decline in value is other than temporary, management considers factors such as the length of time and extent of the decline, the investee's financial condition and near-term prospects, and our ability and intention to retain our investment for a period that will be sufficient to allow for any anticipated recovery in the market value of the investment. When quoted market prices are not available, the fair value is usually based on the present value of expected future cash flows using discount rates believed to be consistent with those used by principal market participants, plus market analysis of comparable assets owned by the investee, if appropriate. Differing assumptions could affect the timing and the amount of an impairment of an investment in any period.

Asset Retirement Obligations and Environmental Costs

Under various contracts, permits and regulations, we have material legal obligations to remove tangible equipment and restore the land or seabed at the end of operations at operational sites. Our largest asset removal obligations involve plugging and abandonment of wells, removal and disposal of offshore oil and gas platforms around the world, as well as oil and gas production facilities and pipelines in Alaska. The fair values of obligations for dismantling and removing these facilities are accrued into PP&E at the time of installation of the asset based on estimated discounted costs. Estimating the future asset removal costs necessary for this accounting calculation is difficult. Most of these removal obligations are many years, or decades, in the future and the contracts and regulations often have vague descriptions of what removal practices and criteria must be met when the removal event actually occurs. Asset removal technologies and costs, regulatory and other compliance considerations, expenditure timing, and other inputs into valuation of the obligation, including discount and inflation rates, are also subject to change.

Normally, changes in asset removal obligations are reflected in the income statement as increases or decreases to DD&A over the remaining life of the assets. However, for assets at or nearing the end of their operations, as well as previously sold assets for which we retained the asset removal obligation, an increase in the asset removal obligation can result in an immediate charge to earnings, because any increase in PP&E due to the increased obligation would immediately be subject to impairment, due to the low fair value of these properties.

In addition to asset removal obligations, under the above or similar contracts, permits and regulations, we have certain environmental-related projects. These are primarily related to remediation activities required by Canada and various states within the United States at exploration and production sites. Future environmental remediation costs are difficult to estimate because they are subject to change due to such factors as the uncertain magnitude of cleanup costs, the unknown time and extent of such remedial actions that may be required, and the determination of our liability in proportion to that of other responsible parties.

Projected Benefit Obligations

Determination of the projected benefit obligations for our defined benefit pension and postretirement plans are important to the recorded amounts for such obligations on the balance sheet and to the amount of benefit expense in the income statement. The actuarial determination of projected benefit obligations and company contribution requirements involves judgment about uncertain future events, including estimated retirement dates, salary levels at retirement, mortality rates, lump-sum election rates, rates of return on plan assets, future health care cost-trend rates, and rates of utilization of health care services by retirees. Due to the specialized nature of these calculations, we engage outside actuarial firms to assist in the determination of these projected benefit obligations and company contribution requirements. For Employee Retirement Income Security Act-qualified pension plans, the actuary exercises fiduciary care on behalf of plan participants in the determination of the judgmental assumptions used in determining required company contributions into the plan. Due to differing objectives and requirements between financial accounting rules and the pension plan funding regulations promulgated by governmental agencies, the actuarial methods and assumptions for the two purposes differ in certain important respects. Ultimately, we will be required to fund all promised benefits under pension and postretirement benefit plans not funded by plan assets or investment returns, but the judgmental assumptions used in the actuarial calculations significantly affect periodic financial statements and funding patterns over time. Benefit expense is particularly sensitive to the discount rate and return on plan assets assumptions. A 1 percent decrease in the discount rate assumption would increase annual benefit expense by $130 million, while a 1 percent decrease in the return on plan assets assumption would increase annual benefit expense by $50 million. In determining the discount rate, we use yields on high-quality fixed income investments matched to the estimated benefit cash flows of our plans. We are also exposed to the possibility that lump sum retirement benefits taken from pension plans during the year could exceed the total of service and interest components of annual pension expense and trigger accelerated recognition of a portion of unrecognized net actuarial losses and gains. These benefit payments are based on decisions by plan participants and are therefore difficult to predict.

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by the words "anticipate," "estimate," "believe," "budget," "continue," "could," "intend," "may," "plan," "potential," "predict," "seek," "should," "will," "would," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" and similar expressions.

We based the forward-looking statements on our current expectations, estimates and projections about ourselves and the industries in which we operate in general. We caution you these statements are not guarantees of future performance as they involve assumptions that, while made in good faith, may prove to be incorrect, and involve risks and uncertainties we cannot predict. In addition, we based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecast in the forward-looking statements. Any differences could result from a variety of factors, including the following:

- Fluctuations in crude oil, bitumen, natural gas, LNG and natural gas liquids prices.
- Potential failures or delays in achieving expected reserve or production levels from existing and future oil and gas developments due to operating hazards, drilling risks and the inherent uncertainties in predicting reserves and reservoir performance.
- Unsuccessful exploratory drilling activities or the inability to obtain access to exploratory acreage.
- Unexpected changes in costs or technical requirements for constructing, modifying or operating exploration and production facilities.
- Lack of, or disruptions in, adequate and reliable transportation for our crude oil, natural gas, natural gas liquids, bitumen and LNG.
- Inability to timely obtain or maintain permits, including those necessary for drilling and/or development, construction of LNG terminals or regasification facilities; comply with government regulations; or make capital expenditures required to maintain compliance.
- Failure to complete definitive agreements and feasibility studies for, and to timely complete construction of, announced and future exploration and production and LNG development.
- Potential disruption or interruption of our operations due to accidents, extraordinary weather events, civil unrest, political events, terrorism or cyber attacks.
- International monetary conditions and exchange controls.
- Substantial investment or reduced demand for products as a result of existing or future environmental rules and regulations.
- Liability for remedial actions, including removal and reclamation obligations, under environmental regulations.
- Liability resulting from litigation.
- General domestic and international economic and political developments, including armed hostilities; expropriation of assets; changes in governmental policies relating to crude oil, bitumen, natural gas, LNG or natural gas liquids pricing, regulation or taxation; other political, economic or diplomatic developments; and international monetary fluctuations.
- Changes in tax and other laws, regulations (including alternative energy mandates), or royalty rules applicable to our business.
- Limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets.
- Delays in, or our inability to implement, our asset disposition plan.
- Inability to obtain economical financing for development, construction or modification of facilities and general corporate purposes.
- The operation and financing of our joint ventures.
- The factors generally described in Item 1A—Risk Factors in this report.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instrument Market Risk

We and certain of our subsidiaries hold and issue derivative contracts and financial instruments that expose our cash flows or earnings to changes in commodity prices, foreign currency exchange rates or interest rates. We may use financial and commodity-based derivative contracts to manage the risks produced by changes in the prices of natural gas, crude oil and related products; fluctuations in interest rates and foreign currency exchange rates; or to capture market opportunities.

Our use of derivative instruments is governed by an "Authority Limitations" document approved by our Board of Directors that prohibits the use of highly leveraged derivatives or derivative instruments without sufficient liquidity for comparable valuations. The Authority Limitations document also establishes the Value at Risk (VaR) limits for the company, and compliance with these limits is monitored daily. The Chief Financial Officer monitors risks resulting from foreign currency exchange rates and interest rates and reports to the Chief Executive Officer. The Executive Vice President of Commercial, Business Development and Corporate Planning monitors commodity price risk and also reports to the Chief Executive Officer. The Commercial organization manages our commercial marketing, optimizes our commodity flows and positions, and monitors risks.

Commodity Price Risk

Our Commercial organization uses futures, forwards, swaps and options in various markets to accomplish the following objectives:

- Meet customer needs. Consistent with our policy to generally remain exposed to market prices, we use swap contracts to convert fixed-price sales contracts, which are often requested by natural gas consumers, to floating market prices.
- Enable us to use the market knowledge gained from these activities to capture market opportunities such as moving physical commodities to more profitable locations and storing commodities to capture seasonal or time premiums. We may use derivatives to optimize these activities.

We use a VaR model to estimate the loss in fair value that could potentially result on a single day from the effect of adverse changes in market conditions on the derivative financial instruments and derivative commodity instruments we hold or issue, including commodity purchases and sales contracts recorded on the balance sheet at December 31, 2012, as derivative instruments. Using Monte Carlo simulation, a 95 percent confidence level and a one-day holding period, the VaR for those instruments issued or held for trading purposes at December 31, 2012 and 2011, was immaterial to our consolidated cash flows and net income attributable to ConocoPhillips. The VaR for instruments held for purposes other than trading at December 31, 2012 and 2011, was also immaterial to our cash flows and net income attributable to ConocoPhillips.

Interest Rate Risk

The following table provides information about our financial instruments that are sensitive to changes in U.S. interest rates. The debt portion of the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Weighted-average variable rates are based on effective rates at the reporting date. The carrying amount of our floating-rate debt approximates its fair value. The fair value of the fixed-rate financial instruments is estimated based on quoted market prices. The joint venture acquisition obligation portion of the table presents principal cash flows of the fixed-rate 5.3 percent joint venture acquisition obligation owed to FCCL Partnership. The fair value of the obligation is estimated based on the net present value of the future cash flows, discounted at year-end 2012 and 2011 effective yield rates of 0.7 percent and 1.24 percent, respectively, based on yields of U.S. Treasury securities of a similar average duration adjusted for ConocoPhillips' average credit risk spread and the amortizing nature of the obligation principal.

	Millions of Dollars Except as Indicated					
	Debt				Joint Venture Acquisition Obligation	
Expected Maturity Date	Fixed Rate Maturity	Average Interest Rate	Floating Rate Maturity	Average Interest Rate	Fixed Rate Maturity	Average Interest Rate
Year-End 2012						
2013	**$ 850**	**5.75 %**	**$ 91**	**0.25 %**	**$ 772**	**5.30 %**
2014	**400**	**4.75**	**-**	**-**	**814**	**5.30**
2015	**1,500**	**4.60**	**-**	**-**	**858**	**5.30**
2016	**1,273**	**5.52**	**964**	**0.25**	**904**	**5.30**
2017	**1,001**	**1.06**	**-**	**-**	**234**	**5.30**
Remaining years	**14,918**	**6.25**	**283**	**0.19**	**-**	**5.30**
Total	**$ 19,942**		**$ 1,338**		**$ 3,582**	
Fair value	**$ 25,011**		**$ 1,338**		**$ 3,968**	
Year-End 2011						
2012	$ 918	4.80 %	$ 3	0.38 %	$ 732	5.30 %
2013	1,262	5.33	-	-	772	5.30
2014	1,511	4.77	-	-	814	5.30
2015	1,513	4.62	15	2.01	858	5.30
2016	1,287	5.54	1,128	0.51	904	5.30
Remaining years	14,008	6.52	498	0.38	234	5.30
Total	$ 20,499		$ 1,644		$ 4,314	
Fair value	$ 25,421		$ 1,644		$ 4,820	

Foreign Currency Exchange Risk

We have foreign currency exchange rate risk resulting from international operations. We do not comprehensively hedge the exposure to currency exchange rate changes although we may choose to selectively hedge certain foreign currency exchange rate exposures, such as firm commitments for capital projects or local currency tax payments, dividends and cash returns from net investments in foreign affiliates to be remitted within the coming year.

At December 31, 2012 and 2011, we held foreign currency exchange forwards hedging cross-border commercial activity and foreign currency exchange swaps for purposes of mitigating our cash related exposures. Although these forwards and swaps hedge exposures to fluctuations in exchange rates, we elected not to utilize hedge accounting. As a result, the change in the fair value of these foreign currency exchange derivatives is recorded directly in earnings. Since the gain or loss on the swaps is offset by the gain or loss from remeasuring the related cash balances, and since our aggregate position in the forwards was not material, there would be no material impact to our income from an adverse hypothetical 10 percent change in the December 31, 2012, or 2011, exchange rates. The notional and fair market values of these positions at December 31, 2012 and 2011, were as follows:

Foreign Currency Exchange Derivatives		In Millions			
		Notional*		Fair Market Value**	
		2012	2011	**2012**	2011
Sell U.S. dollar, buy euro	USD	**-**	219	$ **-**	(8)
Sell U.S. dollar, buy British pound	USD	**2,573**	790	**31**	-
Sell U.S. dollar, buy Canadian dollar	USD	**-**	648	**-**	-
Sell U.S. dollar, buy Norwegian krone	USD	**-**	292	**-**	(7)
Buy U.S. dollar, sell euro	USD	**7**	-	**-**	-
Buy U.S. dollar, sell Norwegian krone	USD	**90**	-	**-**	-
Buy U.S. dollar, sell Canadian dollar	USD	**43**	-	**(2)**	-
Buy euro, sell Norwegian krone	EUR	**-**	3	**-**	-
Buy euro, sell British pound	EUR	**96**	-	**-**	-
Sell euro, buy British pound	EUR	**-**	64	**-**	5

**Denominated in U.S. dollars (USD) and euro (EUR).*
***Denominated in U.S. dollars.*

For additional information about our use of derivative instruments, see Note 16—Financial Instruments and Derivative Contracts, in the Notes to Consolidated Financial Statements.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CONOCOPHILLIPS

INDEX TO FINANCIAL STATEMENTS

Report of Management

Management prepared, and is responsible for, the consolidated financial statements and the other information appearing in this annual report. The consolidated financial statements present fairly the company's financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States. In preparing its consolidated financial statements, the company includes amounts that are based on estimates and judgments management believes are reasonable under the circumstances. The company's financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm appointed by the Audit and Finance Committee of the Board of Directors and ratified by stockholders. Management has made available to Ernst & Young LLP all of the company's financial records and related data, as well as the minutes of stockholders' and directors' meetings.

Assessment of Internal Control Over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. ConocoPhillips' internal control system was designed to provide reasonable assurance to the company's management and directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on our assessment, we believe the company's internal control over financial reporting was effective as of December 31, 2012.

Ernst & Young LLP has issued an audit report on the company's internal control over financial reporting as of December 31, 2012, and their report is included herein.

/s/ Ryan M. Lance

Ryan M. Lance
Chairman and
Chief Executive Officer

/s/ Jeff W. Sheets

Jeff W. Sheets
Executive Vice President, Finance
and Chief Financial Officer

February 19, 2013

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

The Board of Directors and Stockholders
ConocoPhillips

We have audited the accompanying consolidated balance sheets of ConocoPhillips as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the related condensed consolidating financial information listed in the Index at Item 8 and financial statement schedule listed in Item 15(a). These financial statements, condensed consolidating financial information, and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, condensed consolidating financial information, and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ConocoPhillips at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related condensed consolidating financial information and financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ConocoPhillips' internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 19, 2013

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
ConocoPhillips

We have audited ConocoPhillips' internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ConocoPhillips' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included under the heading "Assessment of Internal Control Over Financial Reporting" in the accompanying "Report of Management." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ConocoPhillips maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2012 consolidated financial statements of ConocoPhillips and our report dated February 19, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Houston, Texas
February 19, 2013

Years Ended December 31

		Millions of Dollars		
		2012	2011	2010
Revenues and Other Income				
Sales and other operating revenues	$	**57,967**	64,196	56,215
Equity in earnings of affiliates		**1,911**	1,239	1,376
Gain on dispositions		**1,657**	370	5,563
Other income		**469**	264	181
Total Revenues and Other Income		**62,004**	66,069	63,335
Costs and Expenses				
Purchased commodities		**25,232**	29,797	24,854
Production and operating expenses		**6,793**	6,426	6,227
Selling, general and administrative expenses		**1,106**	865	809
Exploration expenses		**1,500**	1,038	1,125
Depreciation, depletion and amortization		**6,580**	6,827	8,004
Impairments		**680**	321	81
Taxes other than income taxes		**3,546**	3,999	2,788
Accretion on discounted liabilities		**394**	422	409
Interest and debt expense		**709**	954	1,167
Foreign currency transaction (gains) losses		**41**	24	(4)
Total Costs and Expenses		**46,581**	50,673	45,460
Income from continuing operations before income taxes		**15,423**	15,396	17,875
Provision for income taxes		**7,942**	8,208	7,570
Income From Continuing Operations		**7,481**	7,188	10,305
Income from discontinued operations*		**1,017**	5,314	1,112
Net income		**8,498**	12,502	11,417
Less: net income attributable to noncontrolling interests		**(70)**	(66)	(59)
Net Income Attributable to ConocoPhillips	$	**8,428**	12,436	11,358
Amounts Attributable to ConocoPhillips Common Shareholders:				
Income from continuing operations	$	**7,413**	7,127	10,251
Income from discontinued operations		**1,015**	5,309	1,107
Net Income	$	**8,428**	12,436	11,358
Net Income Attributable to ConocoPhillips Per Share of Common Stock *(dollars)*				
Basic				
Continuing operations	$	**5.95**	5.18	6.93
Discontinued operations		**0.82**	3.86	0.75
Net Income Attributable to ConocoPhillips Per Share of Common Stock	$	**6.77**	9.04	7.68
Diluted				
Continuing operations	$	**5.91**	5.14	6.88
Discontinued operations		**0.81**	3.83	0.74
Net Income Attributable to ConocoPhillips Per Share of Common Stock	$	**6.72**	8.97	7.62
Dividends Paid Per Share of Common Stock *(dollars)*	$	**2.64**	2.64	2.15
Average Common Shares Outstanding *(in thousands)*				
Basic		**1,243,799**	1,375,035	1,479,330
Diluted		**1,253,093**	1,387,100	1,491,067
**Net of provision for income taxes on discontinued operations of:*	*$*	*745*	*2,291*	*763*

See Notes to Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

ConocoPhillips

Years Ended December 31		Millions of Dollars		
		2012	2011	2010
Net Income	$	**8,498**	12,502	11,417
Other comprehensive income				
Defined benefit plans				
Prior service cost (credit) arising during the period		**2**	19	(13)
Reclassification adjustment for amortization of prior service cost (credit) included in net income		**(5)**	2	15
Net change		**(3)**	21	2
Net actuarial loss arising during the period		**(704)**	(1,185)	(9)
Reclassification adjustment for amortization of net actuarial losses included in net income		**430**	226	215
Net change		**(274)**	(959)	206
Nonsponsored plans*		**8**	(50)	5
Income taxes on defined benefit plans		**132**	375	(67)
Defined benefit plans, net of tax		**(137)**	(613)	146
Unrealized holding gain on securities**		**-**	8	631
Reclassification adjustment for gain included in net income		**-**	(255)	(384)
Income taxes on unrealized holding gain on securities		**-**	89	(89)
Unrealized gain (loss) on securities, net of tax		**-**	(158)	158
Foreign currency translation adjustments		**929**	(387)	1,417
Reclassification adjustment for gain included in net income		**(155)**	(516)	-
Income taxes on foreign currency translation adjustments		**(16)**	(14)	(13)
Foreign currency translation adjustments, net of tax		**758**	(917)	1,404
Hedging activities		**6**	1	-
Income taxes on hedging activities		**-**	-	-
Hedging activities, net of tax		**6**	1	-
Other Comprehensive Income (Loss), Net of Tax		**627**	(1,687)	1,708
Comprehensive Income		**9,125**	10,815	13,125
Less: comprehensive income attributable to noncontrolling interests		**(70)**	(66)	(59)
Comprehensive Income Attributable to ConocoPhillips	$	**9,055**	10,749	13,066

**Plans for which ConocoPhillips is not the primary obligor—primarily those administered by equity affiliates.*
***Available-for-sale securities of LUKOIL.*
See Notes to Consolidated Financial Statements.

Consolidated Balance Sheet			ConocoPhillips
At December 31		Millions of Dollars	
		2012	2011
Assets			
Cash and cash equivalents	$	**3,618**	5,780
Short-term investments*		**-**	581
Restricted cash		**748**	-
Accounts and notes receivable (net of allowance of $10 million in 2012 and $30 million in 2011)		**8,929**	14,648
Accounts and notes receivable—related parties		**253**	1,878
Inventories		**965**	4,631
Prepaid expenses and other current assets		**9,476**	2,700
Total Current Assets		**23,989**	30,218
Investments and long-term receivables		**23,489**	32,108
Loans and advances—related parties		**1,517**	1,675
Net properties, plants and equipment (net of accumulated depreciation, depletion and amortization of $58,916 million in 2012 and $65,029 million in 2011)		**67,263**	84,180
Goodwill		**-**	3,332
Intangibles		**4**	745
Other assets		**882**	972
Total Assets	$	**117,144**	153,230
Liabilities			
Accounts payable	$	**9,154**	17,973
Accounts payable—related parties		**859**	1,680
Short-term debt		**955**	1,013
Accrued income and other taxes		**3,366**	4,220
Employee benefit obligations		**742**	1,111
Other accruals		**2,367**	2,071
Total Current Liabilities		**17,443**	28,068
Long-term debt		**20,770**	21,610
Asset retirement obligations and accrued environmental costs		**8,947**	9,329
Joint venture acquisition obligation—related party		**2,810**	3,582
Deferred income taxes		**13,185**	18,040
Employee benefit obligations		**3,346**	4,068
Other liabilities and deferred credits		**2,216**	2,784
Total Liabilities		**68,717**	87,481
Equity			
Common stock (2,500,000,000 shares authorized at $.01 par value)			
Issued (2012—1,762,247,949 shares; 2011—1,749,550,587)			
Par value		**18**	17
Capital in excess of par		**45,324**	44,725
Treasury stock (at cost: 2012—542,230,673; 2011—463,880,628)		**(36,780)**	(31,787)
Accumulated other comprehensive income		**4,087**	3,246
Unearned employee compensation		**-**	(11)
Retained earnings		**35,338**	49,049
Total Common Stockholders' Equity		**47,987**	65,239
Noncontrolling interests		**440**	510
Total Equity		**48,427**	65,749
Total Liabilities and Equity	$	**117,144**	153,230
**Includes marketable securities of:*	*$*	**-**	*232*

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows — ConocoPhillips

Years Ended December 31		Millions of Dollars	
	2012	2011	2010
Cash Flows From Operating Activities			
Net income	$ **8,498**	12,502	11,417
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation, depletion and amortization	**6,580**	6,827	8,004
Impairments	**680**	321	81
Dry hole costs and leasehold impairments	**874**	469	476
Accretion on discounted liabilities	**394**	422	409
Deferred taxes	**1,397**	340	(973)
Undistributed equity earnings	**(596)**	(131)	(357)
Gain on dispositions	**(1,657)**	(370)	(5,563)
Income from discontinued operations	**(1,017)**	(5,314)	(1,112)
Other	**(456)**	(403)	(371)
Working capital adjustments			
Decrease (increase) in accounts and notes receivable	**(1,866)**	(938)	324
Decrease (increase) in inventories	**210**	(81)	(43)
Decrease (increase) in prepaid expenses and other current assets	**513**	(300)	150
Increase (decrease) in accounts payable	**1,103**	1,297	(18)
Increase (decrease) in taxes and other accruals	**(1,199)**	(688)	1,589
Net cash provided by continuing operating activities	**13,458**	13,953	14,013
Net cash provided by discontinued operations	**464**	5,693	3,032
Net Cash Provided by Operating Activities	**13,922**	19,646	17,045
Cash Flows From Investing Activities			
Capital expenditures and investments	**(14,172)**	(11,214)	(7,535)
Proceeds from asset dispositions	**2,132**	2,192	14,710
Net sales (purchases) of short-term investments	**597**	400	(982)
Long-term advances/loans—related parties	**-**	-	(118)
Collection of advances/loans—related parties	**114**	98	95
Other	**821**	50	218
Net cash provided by (used in) continuing investing activities	**(10,508)**	(8,474)	6,388
Net cash provided by (used in) discontinued operations	**(1,119)**	1,459	(1,723)
Net Cash Provided by (Used in) Investing Activities	**(11,627)**	(7,015)	4,665
Cash Flows From Financing Activities			
Issuance of debt	**1,996**	-	118
Repayment of debt	**(2,565)**	(934)	(5,294)
Special cash distribution from Phillips 66	**7,818**	-	-
Change in restricted cash	**(748)**	-	-
Issuance of company common stock	**138**	96	133
Repurchase of company common stock	**(5,098)**	(11,123)	(3,866)
Dividends paid	**(3,278)**	(3,632)	(3,175)
Other	**(725)**	(684)	(706)
Net cash used in continuing financing activities	**(2,462)**	(16,277)	(12,790)
Net cash used in discontinued operations	**(2,019)**	(28)	(29)
Net Cash Used in Financing Activities	**(4,481)**	(16,305)	(12,819)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**24**	-	21
Net Change in Cash and Cash Equivalents	**(2,162)**	(3,674)	8,912
Cash and cash equivalents at beginning of period	**5,780**	9,454	542
Cash and Cash Equivalents at End of Period	$ **3,618**	5,780	9,454

See Notes to Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

ConocoPhillips

	Millions of Dollars								
	Attributable to ConocoPhillips								
	Common Stock								
	Par Value	Capital in Excess of Par	Treasury Stock	Grantor Trusts	Accum. Other Comprehensive Income (Loss)	Unearned Employee Compensation	Retained Earnings	Non-Controlling Interests	Total
December 31, 2009	$ 17	43,681	(16,211)	(667)	3,225	(76)	32,069	590	62,628
Net income							11,358	59	11,417
Other comprehensive income					1,708				1,708
Dividends paid							(3,175)		(3,175)
Repurchase of company common stock			(3,866)						(3,866)
Distributions to noncontrolling interests and other								(102)	(102)
Distributed under benefit plans		451		34					485
Recognition of unearned compensation						29			29
December 31, 2010	$ 17	44,132	(20,077)	(633)	4,933	(47)	40,252	547	69,124
Net income							12,436	66	12,502
Other comprehensive loss					(1,687)				(1,687)
Dividends paid							(3,632)		(3,632)
Repurchase of company common stock			(11,133)	10					(11,123)
Distributions to noncontrolling interests and other								(103)	(103)
Distributed under benefit plans		593	33	13					639
Recognition of unearned compensation						36			36
Transfer to Treasury Stock			(610)	610					-
Other							(7)		(7)
December 31, 2011	$ 17	44,725	(31,787)	-	3,246	(11)	49,049	510	65,749
Net income							**8,428**	**70**	**8,498**
Other comprehensive income					**627**				**627**
Dividends paid							**(3,278)**		**(3,278)**
Repurchase of company common stock			**(5,098)**						**(5,098)**
Distributions to noncontrolling interests and other								**(109)**	**(109)**
Distributed under benefit plans	**1**	**599**	**105**						**705**
Recognition of unearned compensation						**11**			**11**
Separation of Downstream business					**214**		**(18,880)**	**(31)**	**(18,697)**
Other							**19**		**19**
December 31, 2012	**$ 18**	**45,324**	**(36,780)**	**-**	**4,087**	**-**	**35,338**	**440**	**48,427**

See Notes to Consolidated Financial Statements.

Note 1—Accounting Policies

- **Consolidation Principles and Investments**—Our consolidated financial statements include the accounts of majority-owned, controlled subsidiaries and variable interest entities where we are the primary beneficiary. The equity method is used to account for investments in affiliates in which we have the ability to exert significant influence over the affiliates' operating and financial policies. When we do not have the ability to exert significant influence, the investment is either classified as available-for-sale if fair value is readily determinable, or the cost method is used if fair value is not readily determinable. Undivided interests in oil and gas joint ventures, pipelines, natural gas plants and terminals are consolidated on a proportionate basis. Other securities and investments are generally carried at cost.

  As a result of our separation of Phillips 66 on April 30, 2012, the results of operations for our former refining, marketing and transportation businesses; most of our former Midstream segment; our former Chemicals segment; and our power generation and certain technology operations included in our former Emerging Businesses segment (collectively, our "Downstream business"), have been classified as discontinued operations for all periods presented. In addition, the results of operations for our interest in the North Caspian Sea Production Sharing Agreement (Kashagan) and our Algerian and Nigerian businesses have been classified as discontinued operations for all periods presented. See Note 2—Discontinued Operations, for additional information. We have also realigned our reporting segments following the separation of Phillips 66 and have reflected those changes for all periods presented. We manage our operations through six operating segments, defined by geographic region: Alaska, Lower 48 and Latin America, Canada, Europe, Asia Pacific and Middle East, and Other International. For additional information, see Note 25—Segment Disclosures and Related Information. Unless indicated otherwise, the information in the Notes to the Consolidated Financial Statements relates to our continuing operations.

- **Foreign Currency Translation**—Adjustments resulting from the process of translating foreign functional currency financial statements into U.S. dollars are included in accumulated other comprehensive income in common stockholders' equity. Foreign currency transaction gains and losses are included in current earnings. Most of our foreign operations use their local currency as the functional currency.

- **Use of Estimates**—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

- **Revenue Recognition**—Revenues associated with sales of crude oil, bitumen, natural gas, liquefied natural gas (LNG), natural gas liquids and other items are recognized when title passes to the customer, which is when the risk of ownership passes to the purchaser and physical delivery of goods occurs, either immediately or within a fixed delivery schedule that is reasonable and customary in the industry.

  Revenues associated with producing properties in which we have an interest with other producers are recognized based on the actual volumes we sold during the period. Any differences between volumes sold and entitlement volumes, based on our net working interest, which are deemed to be nonrecoverable through remaining production, are recognized as accounts receivable or accounts payable, as appropriate. Cumulative differences between volumes sold and entitlement volumes are generally not significant.

  Revenues associated with transactions commonly called buy/sell contracts, in which the purchase and sale of inventory with the same counterparty are entered into "in contemplation" of one another, are combined and reported net (i.e., on the same income statement line).

- **Shipping and Handling Costs**—We include shipping and handling costs in production and operating expenses for production activities. Transportation costs related to marketing activities are recorded in purchased commodities. Freight costs billed to customers were recorded as a component of revenue.

- **Cash Equivalents**—Cash equivalents are highly liquid, short-term investments that are readily convertible to known amounts of cash and have original maturities of 90 days or less from their date of purchase. They are carried at cost plus accrued interest, which approximates fair value.

- **Short-Term Investments**—Investments in bank time deposits and marketable securities (commercial paper and government obligations) with original maturities of greater than 90 days but less than one year are classified as short-term investments. See Note 15—Derivative and Financial Instruments, for additional information on these held-to-maturity financial instruments.

- **Inventories**—We have several valuation methods for our various types of inventories and consistently use the following methods for each type of inventory. Commodity-related inventories are valued at the lower of cost or market in the aggregate, primarily on the last-in, first-out (LIFO) basis. Any necessary lower-of-cost-or-market write-downs at year end are recorded as permanent adjustments to the LIFO cost basis. LIFO is used to better match current inventory costs with current revenues and to meet tax-conformity requirements. Costs include both direct and indirect expenditures incurred in bringing an item or product to its existing condition and location, but not unusual/nonrecurring costs or research and development costs. Materials, supplies and other miscellaneous inventories, such as tubular goods and well equipment, are valued using various methods, including the weighted-average-cost method, and the first-in, first-out (FIFO) method, consistent with industry practice.

- **Fair Value Measurements**—We categorize assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting significant modifications to observable related market data or our assumptions about pricing by market participants.

- **Derivative Instruments**—Derivative instruments are recorded on the balance sheet at fair value. If the right of offset exists and certain other criteria are met, derivative assets and liabilities with the same counterparty are netted on the balance sheet and the collateral payable or receivable is netted against derivative assets and derivative liabilities, respectively.

  Recognition and classification of the gain or loss that results from recording and adjusting a derivative to fair value depends on the purpose for issuing or holding the derivative. Gains and losses from derivatives not accounted for as hedges are recognized immediately in earnings. For derivative instruments that are designated and qualify as a fair value hedge, the gains or losses from adjusting the derivative to its fair value will be immediately recognized in earnings and, to the extent the hedge is effective, offset the concurrent recognition of changes in the fair value of the hedged item. Gains or losses from derivative instruments that are designated and qualify as a cash flow hedge or hedge of a net investment in a foreign entity are recognized in other comprehensive income and appear on the balance sheet in accumulated other comprehensive income until the hedged transaction is recognized in earnings; however, to the extent the change in the value of the derivative exceeds the change in the anticipated cash flows of the hedged transaction, the excess gains or losses will be recognized immediately in earnings.

- **Oil and Gas Exploration and Development**—Oil and gas exploration and development costs are accounted for using the successful efforts method of accounting.

  Property Acquisition Costs—Oil and gas leasehold acquisition costs are capitalized and included in the balance sheet caption properties, plants and equipment (PP&E). Leasehold impairment is recognized based on exploratory experience and management's judgment. Upon achievement of all conditions necessary for reserves to be classified as proved, the associated leasehold costs are reclassified to proved properties.

  Exploratory Costs—Geological and geophysical costs and the costs of carrying and retaining undeveloped properties are expensed as incurred. Exploratory well costs are capitalized, or "suspended," on the balance sheet pending further evaluation of whether economically recoverable reserves have been found. If economically recoverable reserves are not found, exploratory well costs are expensed as dry holes. If exploratory wells encounter potentially economic quantities of oil and gas, the well costs remain capitalized on the balance sheet as long as sufficient progress assessing the reserves and the economic and operating viability of the project is being made. For complex exploratory discoveries, it is not unusual to have exploratory wells remain suspended on the balance sheet for several years while we perform additional appraisal drilling and seismic work on the potential oil and gas field or while we seek government or co-venturer approval of development plans or seek environmental permitting. Once all required approvals and permits have been obtained, the projects are moved into the development phase, and the oil and gas resources are designated as proved reserves.

  Management reviews suspended well balances quarterly, continuously monitors the results of the additional appraisal drilling and seismic work, and expenses the suspended well costs as dry holes when it judges the potential field does not warrant further investment in the near term. See Note 7—Suspended Wells, for additional information on suspended wells.

  Development Costs—Costs incurred to drill and equip development wells, including unsuccessful development wells, are capitalized.

  Depletion and Amortization—Leasehold costs of producing properties are depleted using the unit-of-production method based on estimated proved oil and gas reserves. Amortization of intangible development costs is based on the unit-of-production method using estimated proved developed oil and gas reserves.

- **Capitalized Interest**—Interest from external borrowings is capitalized on major projects with an expected construction period of one year or longer. Capitalized interest is added to the cost of the underlying asset and is amortized over the useful lives of the assets in the same manner as the underlying assets.

- **Intangible Assets Other Than Goodwill**—Intangible assets that have finite useful lives are amortized by the straight-line method over their useful lives. Intangible assets that have indefinite useful lives are not amortized but are tested at least annually for impairment. Each reporting period, we evaluate the remaining useful lives of intangible assets not being amortized to determine whether events and circumstances continue to support indefinite useful lives. These indefinite lived intangibles are considered impaired if the fair value of the intangible asset is lower than net book value. The fair value of intangible assets is determined based on quoted market prices in active markets, if available. If quoted market prices are not available, fair value of intangible assets is determined based upon the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants, or upon estimated replacement cost, if expected future cash flows from the intangible asset are not determinable.

- **Goodwill**—Goodwill resulting from a business combination is not amortized but is tested at least annually for impairment. If the fair value of a reporting unit is less than the recorded book value of the reporting unit's assets (including goodwill), less liabilities, then a hypothetical purchase price allocation is performed on the reporting unit's assets and liabilities using the fair value of the reporting unit as the purchase price in the calculation. If the amount of goodwill resulting from this hypothetical purchase price allocation is less than the recorded amount of goodwill, the recorded goodwill is written down to the new amount. At December 31, 2011, the Company's remaining goodwill resided in its discontinued Downstream business and had been evaluated for impairment on a worldwide basis.

- **Depreciation and Amortization**—Depreciation and amortization of PP&E on producing hydrocarbon properties and certain pipeline assets (those which are expected to have a declining utilization pattern), are determined by the unit-of-production method. Depreciation and amortization of all other PP&E are determined by either the individual-unit-straight-line method or the group-straight-line method (for those individual units that are highly integrated with other units).

- **Impairment of Properties, Plants and Equipment**—PP&E used in operations are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group and annually in the fourth quarter following updates to corporate planning assumptions. If there is an indication the carrying amount of an asset may not be recovered, the asset is monitored by management through an established process where changes to significant assumptions such as prices, volumes and future development plans are reviewed. If, upon review, the sum of the undiscounted pre-tax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value through additional amortization or depreciation provisions and reported as impairments in the periods in which the determination of the impairment is made. Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets—generally on a field-by-field basis for exploration and production assets. Because there usually is a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or based on a multiple of operating cash flow validated with historical market transactions of similar assets where possible. Long-lived assets committed by management for disposal within one year are accounted for at the lower of amortized cost or fair value, less cost to sell, with fair value determined using a binding negotiated price, if available, or present value of expected future cash flows as previously described.

  The expected future cash flows used for impairment reviews and related fair value calculations are based on estimated future production volumes, prices and costs, considering all available evidence at the date of review. The impairment review includes cash flows from proved developed and undeveloped reserves, including any development expenditures necessary to achieve that production. Additionally, when probable reserves exist, an appropriate risk-adjusted amount of these reserves may be included in the impairment calculation.

- **Impairment of Investments in Nonconsolidated Entities**—Investments in nonconsolidated entities are assessed for impairment whenever changes in the facts and circumstances indicate a loss in value has occurred and annually following updates to corporate planning assumptions. When such a condition is judgmentally determined to be other than temporary, the carrying value of the investment is written down to fair value. The fair value of the impaired investment is based on quoted market prices, if available, or upon the present value of expected future cash flows using discount rates believed to be consistent with those used by principal market participants, plus market analysis of comparable assets owned by the investee, if appropriate.

- **Maintenance and Repairs**—Costs of maintenance and repairs, which are not significant improvements, are expensed when incurred.

- **Property Dispositions**—When complete units of depreciable property are sold, the asset cost and related accumulated depreciation are eliminated, with any gain or loss reflected in the "Gain on dispositions" line of our consolidated income statement. When less than complete units of depreciable property are disposed of or retired, the difference between asset cost and salvage value is charged or credited to accumulated depreciation.

- **Asset Retirement Obligations and Environmental Costs**—The fair value of legal obligations to retire and remove long-lived assets are recorded in the period in which the obligation is incurred (typically when the asset is installed at the production location). When the liability is initially recorded, we capitalize this cost by increasing the carrying amount of the related PP&E. If, in subsequent periods, our estimate of this liability changes, we will record an adjustment to both the liability and PP&E. Over time the liability is increased for the change in its present value, and the capitalized cost in PP&E is depreciated over the useful life of the related asset. For additional information, see Note 10—Asset Retirement Obligations and Accrued Environmental Costs, for additional information.

  Environmental expenditures are expensed or capitalized, depending upon their future economic benefit. Expenditures relating to an existing condition caused by past operations, and those having no future economic benefit, are expensed. Liabilities for environmental expenditures are recorded on an undiscounted basis (unless acquired in a purchase business combination) when environmental assessments or cleanups are probable and the costs can be reasonably estimated. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is probable and estimable.

- **Guarantees**—The fair value of a guarantee is determined and recorded as a liability at the time the guarantee is given. The initial liability is subsequently reduced as we are released from exposure under the guarantee. We amortize the guarantee liability over the relevant time period, if one exists, based on the facts and circumstances surrounding each type of guarantee. In cases where the guarantee term is indefinite, we reverse the liability when we have information indicating the liability is essentially relieved or amortize it over an appropriate time period as the fair value of our guarantee exposure declines over time. We amortize the guarantee liability to the related income statement line item based on the nature of the guarantee. When it becomes probable that we will have to perform on a guarantee, we accrue a separate liability if it is reasonably estimable, based on the facts and circumstances at that time. We reverse the fair value liability only when there is no further exposure under the guarantee.

- **Stock-Based Compensation**—We recognize stock-based compensation expense over the shorter of the service period (i.e., the stated period of time required to earn the award) or the period beginning at the start of the service period and ending when an employee first becomes eligible for retirement. We have elected to recognize expense on a straight-line basis over the service period for the entire award, whether the award was granted with ratable or cliff vesting.

- **Income Taxes**—Deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial reporting basis and the tax basis of our assets and liabilities, except for deferred taxes on income considered to be permanently reinvested in certain foreign subsidiaries and foreign corporate joint ventures. Allowable tax credits are applied currently as reductions of the provision for income taxes. Interest related to unrecognized tax benefits is reflected in interest and debt expense, and penalties related to unrecognized tax benefits are reflected in production and operating expenses.

- **Taxes Collected from Customers and Remitted to Governmental Authorities**—Sales and value-added taxes are recorded net in taxes other than income taxes.

- **Net Income Per Share of Common Stock**—Basic net income per share of common stock is calculated based upon the daily weighted-average number of common shares outstanding during the year, including unallocated shares held by the stock savings feature of the ConocoPhillips Savings Plan. Also, this calculation includes fully vested stock and unit awards that have not yet been issued as common stock, along with an adjustment to net income for dividend equivalents paid on unvested unit awards that are considered participating securities. Diluted net income per share of common stock includes unvested stock, unit or option awards granted under our compensation plans and vested but unexercised stock options, but only to the extent these instruments dilute net income per share, primarily under the treasury-stock method. Treasury stock and shares held by grantor trusts are excluded from the daily weighted-average number of common shares outstanding in both calculations. The earnings per share impact of the participating securities is immaterial.

Note 2—Discontinued Operations

Separation of Downstream Business

On April 30, 2012, the separation of our Downstream business was completed, creating two independent energy companies: ConocoPhillips and Phillips 66. After the close of the New York Stock Exchange on April 30, 2012, the shareholders of record as of 5:00 p.m. Eastern time on April 16, 2012 (the Record Date), received one share of Phillips 66 common stock for every two ConocoPhillips common shares held as of the Record Date.

In connection with the separation, Phillips 66 distributed approximately $7.8 billion to us in a special cash distribution, primarily using the proceeds from the $5.8 billion in Senior Notes issued by Phillips 66 in March 2012, as well as a portion of the approximately $3.6 billion in cash transferred to Phillips 66 at separation, comprised of funds received from the $2.0 billion term loan entered into by Phillips 66 immediately prior to the separation, and approximately $1.6 billion of cash held by Phillips 66 subsidiaries. Pursuant to the private letter ruling from the Internal Revenue Service, the principal funds from the special cash distribution will be used solely to pay dividends, repurchase common stock, repay debt, or a combination of the foregoing, within twelve months following the distribution. At December 31, 2012, the remaining balance of the cash distribution was $748 million and was included in the "Restricted cash" line on our consolidated balance sheet.

In order to effect the separation and govern our relationship with Phillips 66 after the separation, we entered into a Separation and Distribution Agreement, an Indemnification and Release Agreement, an Intellectual Property Assignment and License Agreement, a Tax Sharing Agreement, an Employee Matters Agreement and a Transition Services Agreement. The Separation and Distribution Agreement governs the separation of the Downstream business, the transfer of assets and other matters related to our relationship with Phillips 66. The Indemnification and Release Agreement provides for cross-indemnities between Phillips 66 and us and established procedures for handling claims subject to indemnification and related matters. The Intellectual Property Assignment and License Agreement governs the allocation of intellectual property rights and assets between Phillips 66 and us.

The Tax Sharing Agreement governs the respective rights, responsibilities and obligations of Phillips 66 and ConocoPhillips with respect to taxes, tax attributes, tax returns, tax proceedings and certain other tax matters. In addition, the Tax Sharing Agreement imposed certain restrictions on Phillips 66 and its subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that are designed to preserve the tax-free status of the distribution and certain related transactions. The Tax Sharing Agreement sets forth the obligations of Phillips 66 and us as to the filing of tax returns, the administration of tax proceedings and assistance and cooperation on tax matters.

The Employee Matters Agreement governs the compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of Phillips 66 and ConocoPhillips, and generally allocates liabilities and responsibilities relating to employee compensation, benefit plans and programs. The Employee Matters Agreement provides that employees of Phillips 66 will no longer participate in benefit plans sponsored or maintained by ConocoPhillips. In addition, the Employee Matters Agreement provides that each of the parties will be responsible for their respective current employees and compensation plans for such current employees, and we will be responsible for liabilities relating to former employees who left prior to the separation (other than in certain instances where a plan or program was sponsored by a company that became part of the Phillips 66 group of companies at the separation). The Employee Matters

Agreement sets forth the general principles relating to employee matters and also addresses any special circumstances during the transition period. The Employee Matters Agreement also provides that (i) the distribution does not constitute a change in control under existing plans, programs, agreements or arrangements, and (ii) the distribution and the assignment, transfer or continuation of the employment of employees with another entity will not constitute a severance event under the applicable plans, programs, agreements or arrangements.

The Transition Services Agreement sets forth the terms on which we will provide Phillips 66, and Phillips 66 will provide to us, certain services or functions Phillips 66 and ConocoPhillips historically have shared. Transition services include administrative, payroll, human resources, data processing, environmental health and safety, financial audit support, financial transaction support, and other support services, information technology systems and various other corporate services. The agreement provides for the provision of specified transition services, generally for a period of up to 12 months, with a possible extension of 6 months (an aggregate of 18 months), on a cost or a cost-plus basis.

The following table presents the carrying value of the major categories of assets and liabilities of Phillips 66, reflected on our consolidated balance sheet at December 31, 2011:

	Millions of Dollars
Assets	
Accounts and notes receivable	$ 8,353
Accounts and notes receivable—related parties	1,671
Inventories	3,403
Prepaid expenses and other current assets	443
Total current assets of discontinued operations	13,870
Investments and long-term receivables	10,304
Loans and advances—related parties	1
Net properties, plants and equipment	15,047
Goodwill	3,332
Intangibles	732
Other assets	121
Total assets of discontinued operations	$ 43,407
Liabilities	
Accounts payable	$ 10,007
Accounts payable—related parties	785
Short-term debt	30
Accrued income and other taxes	967
Employee benefit obligations	76
Other accruals	411
Total current liabilities of discontinued operations	12,276
Long-term debt	361
Asset retirement obligations and accrued environmental costs	787
Deferred income taxes	5,533
Employee benefit obligations	1,057
Other liabilities and deferred credits	417
Total liabilities of discontinued operations	$ 20,431

Sales and other operating revenues and income from discontinued operations related to Phillips 66 were as follows:

		Millions of Dollars		
		2012	2011	2010
Sales and other operating revenues from discontinued operations	$	**62,109**	196,068	146,542
Income from discontinued operations before-tax	$	**1,768**	6,776	1,438
Income tax expense		**534**	1,729	470
Income from discontinued operations	$	**1,234**	5,047	968

Income from discontinued operations after-tax includes transaction, information systems and other costs incurred to effect the separation of $70 million and $17 million for the years ended December 31, 2012 and 2011. No separation costs were incurred in 2010.

Prior to the separation, commodity sales to Phillips 66 were $4,973 million for the year ended December 31, 2012; $15,822 million for the year ended December 31, 2011; and $13,412 million for the year ended December 31, 2010. Commodity purchases from Phillips 66 prior to the separation were $166 million for the year ended December 31, 2012; $516 million for the year ended December 31, 2011; and $479 million for the year ended December 31, 2010. Prior to May 1, 2012, commodity sales and related costs were eliminated in consolidation between ConocoPhillips and Phillips 66. Beginning May 1, 2012, these revenues and costs represent third-party transactions with Phillips 66. Although we expect certain transactions related to the sale and purchase of crude oil, natural gas and products to continue in the future with Phillips 66, the expected continuing cash flows are not considered significant; thus, the operations and cash flows of our former Downstream business are considered to be eliminated from our ongoing operations.

Other Discontinued Operations

As part of our ongoing strategic asset disposition program, we agreed to sell our interest in the North Caspian Sea Production Sharing Agreement (Kashagan) and our Algerian and Nigerian businesses (collectively, the "Disposition Group"). The Disposition Group is part of the Other International operating segment.

On November 26, 2012, we notified government authorities in Kazakhstan and co-ventures of our intent to sell the Company's 8.4 percent interest in Kashagan to ONGC Videsh Limited. Expected proceeds are approximately $5 billion, which represents the purchase price plus expected working capital and customary adjustments at closing. The transaction is expected to close by mid-2013. We recorded a pre-tax impairment of $606 million in the fourth quarter of 2012 to reduce the carrying value to fair value, less costs to sell. As of December 31, 2012, the carrying value of the net assets related to our interest in Kashagan after the impairment adjustment was $5 billion.

On December 18, 2012, we entered into an agreement with Pertamina to sell our wholly owned subsidiary, ConocoPhillips Algeria Ltd., for a total of $1.75 billion plus customary adjustments. The transaction is anticipated to close by mid-2013. We received a deposit of $175 million in December 2012, which is included in the "Other accruals" line on our consolidated balance sheet and in the "Other" line of cash flows from investing activities on our consolidated statement of cash flows. The deposit is refundable in the event our co-venturer exercises its preemptive rights, which have been waived, or government approval is not received. As of December 31, 2012, the net carrying value of our Algerian assets was $669 million.

On December 20, 2012, we entered into agreements with affiliates of Oando PLC to sell our Nigerian business unit for a total of $1.79 billion plus customary adjustments. The transaction is anticipated to close by mid-2013, following appropriate consultations with stakeholders. We received a deposit of $435 million in December 2012, which is included in the "Other accruals" line on our consolidated balance sheet and in the "Other" line of cash flows from investing activities on our consolidated statement of cash flows. The deposit is only refundable in the event of default by us. As of December 31, 2012, the net carrying value of our

Nigerian assets was $323 million.

At December 31, 2012, we classified $29 million of loans and advances to related parties in the "Accounts and notes receivable—related parties" line and $6,905 million of noncurrent assets in the "Prepaid expenses and other current assets" line of our consolidated balance sheet. In addition, we classified $759 million of noncurrent liabilities in the "Accrued income and other taxes" line and $131 million of asset retirement obligations in the "Other accruals" line of our consolidated balance sheet. The carrying amounts of the major classes of assets and liabilities associated with the Disposition Group at December 31 were as follows:

		Millions of Dollars	
		2012	2011
Assets			
Accounts and notes receivable	$	**268**	255
Accounts and notes receivable—related parties		**1**	4
Inventories		**44**	48
Prepaid expenses and other current assets		**220**	279
Total current assets of discontinued operations		**533**	586
Investments and long-term receivables		**272**	261
Loans and advances—related parties		**29**	13
Net properties, plants and equipment		**6,629**	6,657
Other assets		**4**	9
Total assets of discontinued operations	$	**7,467**	7,526
Liabilities			
Accounts payable	$	**471**	644
Accrued income and other taxes		**125**	185
Employee benefit obligations		**-**	1
Total current liabilities of discontinued operations		**596**	830
Asset retirement obligations and accrued environmental costs		**131**	138
Deferred income taxes		**759**	989
Total liabilities of discontinued operations	$	**1,486**	1,957

Sales and other operating revenues and income from discontinued operations related to the Disposition Group during 2012, 2011 and 2010 were as follows:

		Millions of Dollars		
		2012	2011	2010
Sales and other operating revenues from discontinued operations	$	**1,369**	1,560	1,081
Income (loss) from discontinued operations before-tax	$	**(6)**	829	437
Income tax expense		**211**	562	293
Income (loss) from discontinued operations	$	**(217)**	267	144

Note 3—Variable Interest Entities (VIEs)

We hold variable interests in VIEs that have not been consolidated because we are not considered the primary beneficiary. Information on our significant VIEs follows:

Freeport LNG Development, L.P. (Freeport LNG)
We have an agreement with Freeport LNG to participate in a liquefied natural gas (LNG) receiving terminal in Quintana, Texas. We have no ownership in Freeport LNG; however, we own a 50 percent interest in Freeport LNG GP, Inc. (Freeport GP), which serves as the general partner managing the venture. We entered into a credit agreement with Freeport LNG, whereby we agreed to provide loan financing for the construction of the terminal. We also entered into a long-term agreement with Freeport LNG to use 0.9 billion cubic feet per day of regasification capacity. The terminal became operational in June 2008, and we began making payments under the terminal use agreement. Freeport LNG began making loan repayments in September 2008, and the loan balance outstanding was $565 million at December 31, 2012. Freeport LNG is a VIE because Freeport GP holds no equity in Freeport LNG, and the limited partners of Freeport LNG do not have any substantive decision making ability. Since we do not have the unilateral power to direct the key activities which most significantly impact its economic performance, we are not the primary beneficiary of Freeport LNG. These key activities primarily involve or relate to operating and maintaining the terminal. We also performed an analysis of the expected losses and determined we are not the primary beneficiary. This expected loss analysis took into account that the credit support arrangement requires Freeport LNG to maintain sufficient commercial insurance to mitigate any loan losses. The loan to Freeport LNG is accounted for as a financial asset, and our investment in Freeport GP is accounted for as an equity investment.

Australia Pacific LNG (APLNG)
APLNG is considered a VIE, as it has entered into certain contractual arrangements that provide it with additional forms of subordinated financial support. We are not the primary beneficiary of APLNG because we share with Origin Energy and China Petrochemical Corporation (Sinopec) the power to direct the key activities of APLNG that most significantly impact its economic performance, which involve activities related to the production and commercialization of coalbed methane, as well as LNG processing and export marketing. As a result, we do not consolidate APLNG, and it is accounted for as an equity method investment.

As of December 31, 2012, we have not provided, nor do we expect to provide in the future, any financial support to APLNG other than amounts previously contractually required. In addition, unless we elect otherwise, we have no requirement to provide liquidity or purchase the assets of APLNG. See Note 6—Investments, Loans and Long-Term Receivables, and Note 13—Guarantees, for additional information.

Note 4—Inventories

Inventories at December 31 were:

		Millions of Dollars	
		2012	2011
Crude oil and petroleum products	$	**244**	3,633
Materials, supplies and other		**721**	998
	$	**965**	4,631

Inventories valued on the LIFO basis totaled $147 million and $3,387 million at December 31, 2012 and 2011, respectively. The estimated excess of current replacement cost over LIFO cost of inventories amounted to approximately $200 million and $8,400 million at December 31, 2012 and 2011, respectively. In 2012, a liquidation of LIFO inventory values increased net income from continuing operations by $32 million.

A significant portion of our inventories at December 31, 2011, was related to our Downstream business. See Note 2—Discontinued Operations, for additional information.

Note 5—Assets Held for Sale or Sold

Assets Held for Sale

Our interest in Kashagan and the Algerian and Nigerian business units were considered held for sale as of December 31, 2012. These assets are classified as discontinued operations. See Note 2—Discontinued Operations.

In January 2013, we entered into an agreement to sell the majority of our properties in the Cedar Creek Anticline (CCA) to Denbury Resources for $1.05 billion plus customary adjustments. The transaction is expected to close in the first quarter of 2013. CCA is included in our Lower 48 and Latin America segment. At December 31, 2012, the asset was considered held for sale. In December 2012, we recorded a pre-tax impairment of $192 million to reduce the carrying value to fair value. We also reclassified $1.08 billion of related noncurrent assets, primarily PP&E, to "Prepaid expenses and other current assets" and $426 million of noncurrent liabilities, comprised of deferred tax liabilities and asset retirement obligations (ARO), to "Accrued income and other taxes" and "Other accruals".

Assets Sold

All gains are reported before-tax and are included in the "Gain on dispositions" line on the consolidated income statement.

2012

In March 2012, we sold our Vietnam business for $1,095 million, including customary working capital adjustments, and recognized a gain of $931 million. At the time of the disposition, the net carrying value of the business, which was included in the Asia Pacific and Middle East segment, was approximately $164 million, which included $352 million of PP&E, $69 million of ARO and $145 million of deferred income taxes.

In April 2012, we sold our interest in the Statfjord Field and associated satellites, all of which are located in the North Sea, for $228 million and recognized a gain of $429 million. At the time of disposition, the carrying value of our interest, which was included in the Europe segment, was negative $201 million, which included $205 million of PP&E and $445 million of ARO.

In May 2012, we sold our interest in the North Sea Alba Field for $220 million, and recognized a gain of $155 million. At the time of disposition, the carrying value of our interest, which was included in the Europe segment, was $65 million, which included $160 million of PP&E and $86 million of ARO.

In August 2012, we sold our 30 percent interest in Naryanmarneftegaz (NMNG) and certain related assets for $450 million, and recognized a gain of $206 million. At the time of the disposition, the carrying value of our equity investment in NMNG, which was included in the Other International segment, was $244 million.

2011

In the first quarter of 2011, we sold the remainder of our interest in LUKOIL for cash proceeds of $1,243 million, and recognized a gain of $360 million.

2010

During 2010, we sold a portion of our interest in LUKOIL, consisting of 151 million shares, for $8,345 million, and recognized a gain of $1,749 million. The cost basis for the shares, which were classified as available-for-sale, was average cost.

In June 2010, we sold our 9.03 percent interest in the Syncrude Canada Ltd. joint venture for $4.6 billion, and recognized a gain of $2.9 billion. At the time of disposition, Syncrude had a net carrying value of $1.75 billion, which included $1.97 billion of PP&E.

Note 6—Investments, Loans and Long-Term Receivables

Components of investments, loans and long-term receivables at December 31 were:

	Millions of Dollars	
	2012	2011
Equity investments	$ **22,431**	30,985
Loans and advances—related parties	**1,517**	1,675
Long-term receivables	**609**	559
Other investments	**449**	564
	$ **25,006**	33,783

Equity Investments
Affiliated companies in which we had a significant equity investment at December 31, 2012, included:

- Australia Pacific LNG Pty Ltd (APLNG)—37.5 percent owned joint venture with Origin Energy (37.5 percent) and China Petrochemical Corporation (Sinopec) (25 percent)—to develop coalbed methane production from the Bowen and Surat basins in Queensland, Australia, as well as process and export LNG.
- FCCL Partnership—50 percent owned business venture with Cenovus Energy Inc.—produces bitumen in the Athabasca oil sands in northeastern Alberta and sells the bitumen blend.
- Qatar Liquefied Gas Company Limited 3 (QG3)—30 percent owned joint venture with affiliates of Qatar Petroleum (68.5 percent) and Mitsui & Co., Ltd. (1.5 percent)—produces and liquefies natural gas from Qatar's North Field.

Prior to the separation of the Downstream business, we also had significant equity investments in the following affiliated companies:

- WRB Refining LP—50 percent owned business venture with Cenovus—owns the Wood River and Borger refineries, which process crude oil into refined products.
- DCP Midstream, LLC—50 percent owned joint venture with Spectra Energy—owns and operates gas plants, gathering systems, storage facilities and fractionation plants.
- Chevron Phillips Chemical Company LLC—50 percent owned joint venture with Chevron Corporation—manufactures and markets petrochemicals and plastics.

We no longer hold significant equity investments in these affiliated companies as a result of the separation of the Downstream business. See Note 2—Discontinued Operations, for additional information.

Summarized 100 percent earnings information for equity method investments in affiliated companies, combined, was as follows (information includes LUKOIL until loss of significant influence as well as equity investments disposed of in connection with the separation of the Downstream business until the date of the separation):

	Millions of Dollars		
	2012	2011	2010
Revenues	$ **17,903**	77,263	105,589
Income before income taxes	**5,986**	11,958	11,250
Net income	**5,767**	11,089	9,495

Summarized 100 percent balance sheet information for equity method investments in affiliated companies, combined, was as follows (information includes equity investments disposed of in connection with the separation of the Downstream business until the date of the separation):

	Millions of Dollars	
	2012	2011
Current assets	$ **11,510**	21,530
Noncurrent assets	**46,743**	76,300
Current liabilities	**3,721**	9,708
Noncurrent liabilities	**9,698**	22,993

Our share of income taxes incurred directly by the equity companies is reported in equity in earnings of affiliates, and as such is not included in income taxes in our consolidated financial statements.

At December 31, 2012, retained earnings included $803 million related to the undistributed earnings of affiliated companies. Dividends received from affiliates were $1,351 million, $3,670 million and $2,282 million in 2012, 2011 and 2010, respectively.

APLNG

In 2008, we closed on a transaction with Origin Energy, an integrated Australian energy company, to further enhance our long-term Australasian natural gas business. APLNG is focused on coalbed methane production from the Bowen and Surat basins in Queensland, Australia, and LNG processing and export sales. This transaction gives us access to coalbed methane resources in Australia and enhances our LNG position with the expected creation of an additional LNG hub targeting the Asia Pacific markets. Origin is the operator of APLNG's production and pipeline system, while we will operate the LNG facility.

In April 2011, APLNG and Sinopec signed definitive agreements for APLNG to supply up to 4.3 million tonnes of LNG per year for 20 years. The agreements also specified terms under which Sinopec subscribed for a 15 percent equity interest in APLNG, with both our ownership interest and Origin Energy's ownership interest diluting to 42.5 percent. The Subscription Agreement was completed in August 2011, and we recorded a loss on disposition of $279 million before- and after-tax from the dilution. The book value of our investment in APLNG was reduced by $795 million, and we reduced the currency translation adjustment associated with our investment by $516 million.

In January 2012, APLNG and Sinopec signed an amendment to their existing LNG sales agreement for the sale and purchase of an additional 3.3 million tonnes of LNG per year through 2035. This agreement, in combination with the execution of an LNG sale and purchase agreement with The Kansai Electric Power Co. Inc., in June 2012 for approximately 1.0 million tonnes of LNG per year through 2035, finalized the marketing of the second train.

In July 2012, the APLNG co-venturers sanctioned the development of a second 4.5-million-tonnes-per-year LNG production train. Upon sanctioning of the second train in July and in conjunction with the LNG sales agreement, Sinopec subscribed to additional shares in APLNG, which increased its equity interest from 15 percent to 25 percent. As a result, on July 12, 2012, both our ownership interest and Origin's ownership interest diluted from 42.5 percent to 37.5 percent. We recorded a before- and after-tax loss of $133 million from the dilution in the third quarter of 2012. The book value of our investment in APLNG was reduced by $453 million, and we reduced the foreign currency translation adjustment associated with our investment by $320 million.

In addition, APLNG executed project financing agreements for an $8.5 billion project finance facility during the third quarter of 2012. The $8.5 billion project finance facility is composed of financing agreements executed by APLNG with the Export-Import Bank of the United States for approximately $2.9 billion, the Export-Import Bank of China for approximately $2.7 billion, and a syndicate of Australian and international commercial banks for approximately $2.9 billion. In connection with the execution of the project financing, we provided a completion guarantee for our pro-rata share of the project finance facility which will be released upon meeting certain completion milestones. See Note 13—Guarantees, for additional information.

APLNG is considered a VIE, as it has entered into certain contractual arrangements that provide it with additional forms of subordinated financial support. See Note 3—Variable Interest Entities (VIEs) for additional information.

At December 31, 2012, the book value of our equity method investment in APLNG was $10,394 million, which includes $2,568 million of cumulative translation effects due to a strengthening Australian dollar relative to the U.S. dollar. The historical cost basis of our 37.5 percent share of net assets on the books of APLNG under U.S. generally accepted accounting principles was $3,961 million, resulting in a basis difference of $6,433 million on our books. The amortizable portion of the basis difference, $4,686 million associated with PP&E, has been allocated on a relative fair value basis to individual exploration and production license areas owned by APLNG, most of which are not currently in production. Any future additional payments are expected to be allocated in a similar manner. Each exploration license area will periodically be reviewed for any indicators of potential impairment, which, if required, would result in acceleration of basis difference amortization. As the joint venture begins producing natural gas from each license, we amortize the basis difference allocated to that license using the unit-of-production method. Included in net income attributable to ConocoPhillips for 2012, 2011 and 2010 was after-tax expense of $19 million, $17 million and $5 million, respectively, representing the amortization of this basis difference on currently producing licenses.

FCCL

FCCL Partnership, a Canadian upstream 50/50 general partnership with Cenovus Energy Inc., produces bitumen in the Athabasca oil sands in northeastern Alberta and sells the bitumen blend. We account for our investment in FCCL under the equity method of accounting, with the operating results of our investment in FCCL converted to reflect the use of the successful efforts method of accounting for oil and gas exploration and development activities.

At December 31, 2012, the book value of our investment in FCCL was $9,972 million. FCCL's operating assets consist of the Foster Creek and Christina Lake steam-assisted gravity drainage bitumen projects, both located in the eastern flank of the Athabasca oil sands in northeastern Alberta. Cenovus is the operator and managing partner of FCCL. We are obligated to contribute $7.5 billion, plus accrued interest, to FCCL over a 10-year period that began in 2007. For additional information on this obligation, see Note 12—Joint Venture Acquisition Obligation.

QG3

QG3 is a joint venture that owns an integrated large-scale LNG project located in Qatar. We provided project financing, with a current outstanding balance of $1,092 million as described below under "Loans and Long-term Receivables." At December 31, 2012, the book value of our equity method investment in QG3 excluding the project financing was $984 million. We have terminal and pipeline use agreements with Golden Pass LNG

Terminal and affiliated Golden Pass Pipeline near Sabine Pass, Texas, in which we have a 12.4 percent interest, intended to provide us with terminal and pipeline capacity for the receipt, storage and regasification of LNG purchased from QG3. However, currently the LNG from QG3 is being sold to markets outside of the United States.

Loans and Long-term Receivables

As part of our normal ongoing business operations and consistent with industry practice, we enter into numerous agreements with other parties to pursue business opportunities. Included in such activity are loans and long-term receivables to certain affiliated and non-affiliated companies. Loans are recorded when cash is transferred or seller financing is provided to the affiliated or non-affiliated company pursuant to a loan agreement. The loan balance will increase as interest is earned on the outstanding loan balance and will decrease as interest and principal payments are received. Interest is earned at the loan agreement's stated interest rate. Loans and long-term receivables are assessed for impairment when events indicate the loan balance may not be fully recovered.

At December 31, 2012, significant loans to affiliated companies include the following:

- $565 million in loan financing to Freeport LNG Development, L.P. for the construction of an LNG receiving terminal that became operational in June 2008. Freeport began making repayments in 2008 and is required to continue making repayments through full repayment of the loan in 2026. Repayment by Freeport is supported by "process-or-pay" capacity service payments made by us to Freeport under our terminal use agreement.

- $1,092 million in project financing to QG3. We own a 30 percent interest in QG3, for which we use the equity method of accounting. The other participants in the project are affiliates of Qatar Petroleum and Mitsui. QG3 secured project financing of $4.0 billion in December 2005, consisting of $1.3 billion of loans from export credit agencies (ECA), $1.5 billion from commercial banks, and $1.2 billion from ConocoPhillips. The ConocoPhillips loan facilities have substantially the same terms as the ECA and commercial bank facilities. On December 15, 2011, QG3 achieved financial completion and all project loan facilities became nonrecourse to the project participants. Semi-annual repayments began in January 2011 and will extend through July 2022.

The long-term portion of these loans are included in the "Loans and advances—related parties" line on our consolidated balance sheet, while the short-term portion is in "Accounts and notes receivable—related parties."

Note 7—Suspended Wells

The following table reflects the net changes in suspended exploratory well costs during 2012, 2011, and 2010:

	Millions of Dollars		
	2012	2011	2010
Beginning balance at January 1	$ **1,037**	1,013	908
Additions pending the determination of proved reserves	**185**	96	216
Reclassifications to proved properties	**(144)**	(72)	(106)
Sales of suspended well investment	**(18)**	-	(4)
Charged to dry hole expense	**(22)**	-	(1)
Ending balance at December 31	$ **1,038** *	1,037	1,013

**Includes $190 million of assets held for sale—$133 million in Kazakhstan and $57 million in Nigeria.*

The following table provides an aging of suspended well balances at December 31, 2012, 2011 and 2010:

	Millions of Dollars		
	2012	2011	2010
Exploratory well costs capitalized for a period of one year or less	$ **186**	115	220
Exploratory well costs capitalized for a period greater than one year	**852**	922	793
Ending balance	$ **1,038** *	1,037	1,013
Number of projects with exploratory well costs capitalized for a period greater than one year	**35**	40	40

**Includes $190 million of assets held for sale—$133 million in Kazakhstan and $57 million in Nigeria.*

The following table provides a further aging of those exploratory well costs that have been capitalized for more than one year since the completion of drilling as of December 31, 2012:

	Millions of Dollars			
		Suspended Since		
	Total	2009-2011	2006-2008	2001-2005
Aktote—Kazakhstan[(2)(3)]	$ 19	-	-	19
Alpine Satellite—Alaska[(2)]	23	-	-	23
Browse Basin—Australia[(1)]	216	216	-	-
Caldita/Barossa—Australia[(1)]	78	-	44	34
Clair SW—UK[(1)]	14	14	-	-
Fiord West—Alaska [(2)]	16	-	16	-
Kairan—Kazakhstan[(2)(3)]	27	-	14	13
Kalamkas—Kazakhstan[(2)(3)]	14	5	5	4
Kashagan II—Kazakhstan[(2)(3)]	45	9	26	10
Muskwa—Canada[(1)]	56	56	-	-
NPR-A—Alaska[(2)]	17	17	-	-
Pisagan—Malaysia[(2)]	10	-	-	10
Saleski—Canada[(1)]	18	-	18	-
Shenandoah—Lower 48[(1)]	43	43	-	-
Sunrise 3—Australia[(2)]	13	-	13	-
Surmont 3 and beyond—Canada[(1)]	45	21	22	2
Thornbury—Canada[(1)]	21	-	21	-
Tiber—Lower 48[(1)]	40	40	-	-
Titan—Norway[(2)]	12	12	-	-
Ubah—Malaysia[(2)]	36	11	25	-
Uge—Nigeria[(2)(3)]	30	-	16	14
Other of $10 million or less each[(1)(2)]	59	17	40	2
Total	$ 852	461	260	131

(1) Additional appraisal wells planned.
(2) Appraisal drilling complete; costs being incurred to assess development.
(3) Assets held for sale as of December 31, 2012.

Note 8—Goodwill and Intangibles

Goodwill
Changes in the carrying amount of goodwill, all associated with the Downstream business, were as follows:

		Millions of Dollars	
		2012	2011
Goodwill balance as of January 1	$	**3,332**	3,633
Goodwill allocated to assets held for sale or sold		**-**	(273)
Tax and other adjustments		**(2)**	(28)
Separation of Downstream business		**(3,330)**	-
Goodwill balance as of December 31	$	**-**	3,332

Intangible Assets
At year-end 2012, our intangible asset balance was $4 million, compared with $745 million at year-end 2011. Intangible assets of $730 million related to our Downstream business and were transferred to Phillips 66 upon the separation.

Note 9—Impairments

During 2012, 2011 and 2010, we recognized the following before-tax impairment charges:

		Millions of Dollars		
		2012	2011	2010
Alaska	$	**3**	2	6
Lower 48 and Latin America		**192**	71	19
Canada		**262**	253	13
Europe		**211**	(37)	43
Asia Pacific and Middle East		**4**	-	-
Corporate		**8**	32	-
	$	**680**	321	81

2012
In 2012, we recorded a $192 million property impairment in the Lower 48 and Latin America segment related to the planned disposition of Cedar Creek Anticline, located in southwestern North Dakota and eastern Montana.

The Canada segment included a $213 million property impairment for the carrying value of capitalized project development costs associated with our Mackenzie Gas Project. Advancement of the project was suspended indefinitely in the first quarter of 2012 due to a continued decline in market conditions and the lack of acceptable commercial terms. We also recorded a $481 million impairment for the undeveloped leasehold costs associated with the project, which was included in the "Exploration expenses" line on our consolidated income statement. Additionally, we recorded impairments on various producing and non-producing properties.

In Europe, we recorded impairments of $211 million, mainly related to ARO revisions for properties which have ceased production or are nearing the end of their useful lives.

2011
During 2011, we recorded property impairments of $289 million, primarily in our Lower 48 and Latin America and Canada segments, largely as a result of lower natural gas price assumptions and reduced volume forecasts.

2010
During 2010, we recorded various property impairments of $81 million, primarily in our Europe and Lower 48 and Latin America segments.

Note 10—Asset Retirement Obligations and Accrued Environmental Costs

Asset retirement obligations and accrued environmental costs at December 31 were:

	Millions of Dollars	
	2012	2011
Asset retirement obligations	$ **9,164**	8,920
Accrued environmental costs	**364**	922
Total asset retirement obligations and accrued environmental costs	**9,528**	9,842
Asset retirement obligations and accrued environmental costs due within one year*	**(581)**	(513)
Long-term asset retirement obligations and accrued environmental costs	$ **8,947**	9,329

**Classified as a current liability on the balance sheet under "Other accruals" and includes $158 million of liabilities associated with assets held for sale at December 31, 2012.*

Asset Retirement Obligations

We record the fair value of a liability for an asset retirement obligation when it is incurred (typically when the asset is installed at the production location). When the liability is initially recorded, we capitalize the associated asset retirement cost by increasing the carrying amount of the related PP&E. If, in subsequent periods, our estimate of this liability changes, we will record an adjustment to both the liability and PP&E. Over time, the liability increases for the change in its present value, while the capitalized cost depreciates over the useful life of the related asset.

We have numerous asset removal obligations that we are required to perform under law or contract once an asset is permanently taken out of service. Most of these obligations are not expected to be paid until several years, or decades, in the future and will be funded from general company resources at the time of removal. Our largest individual obligations involve plugging and abandonment of wells and removal and disposal of offshore oil and gas platforms around the world, as well as oil and gas production facilities and pipelines in Alaska.

During 2012 and 2011, our overall asset retirement obligation changed as follows:

	Millions of Dollars	
	2012	2011
Balance at January 1	$ **8,920**	8,776
Accretion of discount	**412**	435
New obligations	**315**	153
Changes in estimates of existing obligations	**543**	29
Spending on existing obligations	**(319)**	(327)
Property dispositions	**(607)**	(60)
Foreign currency translation	**281**	(86)
Separation of Downstream business	**(381)**	-
Balance at December 31	$ **9,164**	8,920

Accrued Environmental Costs
Total accrued environmental costs at December 31, 2012 and 2011, were $364 million and $922 million, respectively. A significant portion of our environmental contingencies at December 31, 2011, related to our Downstream business. See Note 2—Discontinued Operations, for additional information. The remaining 2012 decrease in total accrued environmental costs is due to payments and settlements during the year exceeding new accruals, accrual adjustments and accretion.

We had accrued environmental costs of $279 million and $571 million at December 31, 2012 and 2011, respectively, related to remediation activities required by Canada and various states within the U.S. at operated sites. We had also accrued in Corporate and Other $70 million and $274 million of environmental costs associated with nonoperator sites at December 31, 2012 and 2011, respectively. In addition, $15 million and $77 million were included at both December 31, 2012 and 2011, respectively, where the company has been named a potentially responsible party under the Federal Comprehensive Environmental Response, Compensation and Liability Act, or similar state laws. Accrued environmental liabilities are expected to be paid over periods extending up to 30 years.

Because a large portion of the accrued environmental costs were acquired in various business combinations, they are discounted obligations. Expected expenditures for acquired environmental obligations are discounted using a weighted-average 5 percent discount factor, resulting in an accrued balance for acquired environmental liabilities of $142 million at December 31, 2012. The expected future undiscounted payments related to the portion of the accrued environmental costs that have been discounted are: $20 million in 2013, $16 million in 2014, $14 million in 2015, $8 million in 2016, $7 million in 2017, and $98 million for all future years after 2017.

Note 11—Debt

Long-term debt at December 31 was:

	Millions of Dollars	
	2012	2011
9.125% Debentures due 2021	$ **150**	150
8.20% Debentures due 2025	**150**	150
8.125% Notes due 2030	**600**	600
7.9% Debentures due 2047	**100**	100
7.8% Debentures due 2027	**300**	300
7.68% Notes due 2012	**-**	7
7.65% Debentures due 2023	**88**	88
7.625% Debentures due 2013	**100**	100
7.40% Notes due 2031	**500**	500
7.375% Debentures due 2029	**92**	92
7.25% Notes due 2031	**500**	500
7.20% Notes due 2031	**575**	575
7% Debentures due 2029	**200**	200
6.95% Notes due 2029	**1,549**	1,549
6.875% Debentures due 2026	**67**	67
6.65% Debentures due 2018	**297**	297
6.50% Notes due 2039	**2,250**	2,250
6.50% Notes due 2039	**500**	500
6.00% Notes due 2020	**1,000**	1,000
5.951% Notes due 2037	**645**	645
5.95% Notes due 2036	**500**	500
5.90% Notes due 2032	**505**	505
5.90% Notes due 2038	**600**	600
5.75% Notes due 2019	**2,250**	2,250
5.625% Notes due 2016	**1,250**	1,250
5.50% Notes due 2013	**750**	750
5.20% Notes due 2018	**500**	500
4.75% Notes due 2012	**-**	897
4.75% Notes due 2014	**400**	1,500
4.60% Notes due 2015	**1,500**	1,500
4.40% Notes due 2013	**-**	400
2.4% Notes due 2022	**1,000**	-
1.05% Notes due 2017	**1,000**	-
Commercial paper at 0.15% – 0.252% at year-end 2012 and 0.34% – 0.341% at year-end 2011	**1,055**	1,128
Industrial Development Bonds due 2012 through 2038 at 0.04% – 0.11% at year-end 2012 and 0.08% – 5.75% at year-end 2011	**18**	252
Guarantee of savings plan bank loan payable due 2015 at 2.29% at year-end 2011	**-**	15
Note payable to Merey Sweeny, L.P. due 2020 at 7% (related party)	**-**	133
Marine Terminal Revenue Refunding Bonds due 2031 at 0.08% – 0.2% at year-end 2012 and 0.08% – 0.15% at year-end 2011	**265**	265
Other	**24**	28
Debt at face value	**21,280**	22,143
Capitalized leases	**16**	31
Net unamortized premiums and discounts	**429**	449
Total debt	**21,725**	22,623
Short-term debt	**(955)**	(1,013)
Long-term debt	$ **20,770**	21,610

Maturities of long-term borrowings, inclusive of net unamortized premiums and discounts, in 2013 through 2017 are: $955 million, $414 million, $1,538 million, $2,254 million and $1,020 million, respectively. At December 31, 2012, we classified $964 million of short-term debt as long-term debt, based on our ability and intent to refinance the obligation on a long-term basis under our revolving credit facilities.

During 2012, the following new debt instruments were issued:

- The $1,000 million 1.05% Notes due 2017.
- The $1,000 million 2.40% Notes due 2022.

During 2012, the following debt instruments were repaid:

- The $400 million 4.40% Notes due 2013, repaid before maturity.
- $1,100 million of the $1,500 million 4.75% Notes due 2014, repaid before maturity.
- The $897 million of 4.75% Notes due 2012, repaid at maturity.

We incurred a before-tax loss on redemption of $79 million related to the two debt instruments we repaid before maturity, consisting of a make-whole premium and unamortized issuance costs.

In May 2012, we decreased our total revolving credit facilities from $8.0 billion to $7.5 billion by terminating all commitments under the $500 million credit facility which was due to expire in July 2012. Our revolving credit facility may be used as direct bank borrowings, as support for issuances of letters of credit totaling up to $750 million, or as support for our commercial paper programs. The revolving credit facility is broadly syndicated among financial institutions and does not contain any material adverse change provisions or any covenants requiring maintenance of specified financial ratios or ratings. The facility agreement contains a cross-default provision relating to the failure to pay principal or interest on other debt obligations of $200 million or more by ConocoPhillips, or by any of its consolidated subsidiaries.

Credit facility borrowings may bear interest at a margin above rates offered by certain designated banks in the London interbank market or at a margin above the overnight federal funds rate or prime rates offered by certain designated banks in the United States. The agreements call for commitment fees on available, but unused, amounts. The agreements also contain early termination rights if our current directors or their approved successors cease to be a majority of the Board of Directors.

We have two commercial paper programs: the ConocoPhillips $6.35 billion program, primarily a funding source for short-term working capital needs, and the ConocoPhillips Qatar Funding Ltd. $1.15 billion commercial paper program, which is used to fund commitments relating to the QG3 Project. Commercial paper maturities are generally limited to 90 days. At both December 31, 2012 and 2011, we had no direct outstanding borrowings under the revolving credit facilities, with no letters of credit as of December 31, 2012, and $40 million as of December 31, 2011. In addition, under the ConocoPhillips Qatar Funding Ltd. commercial paper program, there was $1,055 million of commercial paper outstanding at December 31, 2012, compared with $1,128 million at December 31, 2011. Since we had $1,055 million of commercial paper outstanding and had issued no letters of credit, we had access to $6.4 billion in borrowing capacity under our revolving credit facilities at December 31, 2012.

Note 12—Joint Venture Acquisition Obligation

We are obligated to contribute $7.5 billion, plus interest, over a 10-year period that began in 2007, to FCCL. Quarterly principal and interest payments of $237 million began in the second quarter of 2007, and will continue until the balance is paid. Of the principal obligation amount, $772 million was short-term and was included in the "Accounts payable—related parties" line on our December 31, 2012 consolidated balance sheet. The principal portion of these payments, which totaled $733 million in 2012, is included in the "Other" line in the financing activities section of our consolidated statement of cash flows. Interest accrues at a fixed annual rate of 5.3 percent on the unpaid principal balance. Fifty percent of the quarterly interest payment is reflected as a capital contribution and is included in the "Capital expenditures and investments" line on our consolidated statement of cash flows.

Note 13—Guarantees

At December 31, 2012, we were liable for certain contingent obligations under various contractual arrangements as described below. We recognize a liability at inception for the fair value of our obligation as a guarantor for newly issued or modified guarantees. Unless the carrying amount of the liability is noted below, we have not recognized a liability either because the guarantees were issued prior to December 31, 2002, or because the fair value of the obligation is immaterial. In addition, unless otherwise stated, we are not currently performing with any significance under the guarantee and expect future performance to be either immaterial or have only a remote chance of occurrence.

APLNG Guarantees

At December 31, 2012, we have outstanding multiple guarantees in connection with our 37.5 percent ownership interest in APLNG. The following is a description of the guarantees with values calculated utilizing December 2012 exchange rates:

- We have guaranteed APLNG's performance with regard to a construction contract executed in connection with APLNG's issuance of the Train 1 and Train 2 Notices to Proceed. We estimate the remaining term of this guarantee is 4 years. Our maximum potential amount of future payments related to this guarantee is approximately $180 million and would become payable if APLNG cancels the applicable construction contract and does not perform with respect to the amounts owed to the contractor.

- We have issued a construction completion guarantee related to the third-party project financing secured by APLNG. Our maximum potential amount of future payments under the guarantee is estimated to be $3.2 billion, which could be payable if the full debt financing capacity is utilized and completion of the project is not achieved. Our guarantee of the project financing will be released upon meeting certain completion milestones, which we estimate would occur beginning in 2016. Our maximum exposure at December 31, 2012, is $860 million based upon our pro-rata share of the facility used at that date. At December 31, 2012, the carrying value of this guarantee is approximately $114 million.

- In conjunction with our original purchase of an ownership interest in APLNG from Origin Energy in October 2008, we agreed to guarantee an existing obligation of APLNG to deliver natural gas under several sales agreements with remaining terms of 4 to 19 years. Our maximum potential amount of future payments, or cost of volume delivery, under these guarantees is estimated to be $1.0 billion ($2.4 billion in the event of intentional or reckless breach) and would become payable if APLNG fails to meet its obligations under these agreements and the obligations cannot otherwise be mitigated. Future payments are considered unlikely, as the payments, or cost of volume delivery, would only be triggered if APLNG does not have enough natural gas to meet these sales commitments and if the co-venturers do not make necessary equity contributions into APLNG.

- We have guaranteed the performance of APLNG with regard to certain other contracts executed in connection with the project's continued development. The guarantees have remaining terms of up to 33 years or the life of the venture. Our maximum potential amount of future payments related to these guarantees is approximately $150 million and would become payable if APLNG does not perform.

Guarantees of Joint Venture Debt
At December 31, 2012, we had guarantees outstanding for our portion of joint venture debt obligations, which have remaining terms of up to 23 years. The maximum potential amount of future payments under the guarantees is approximately $60 million. Payment would be required if a joint venture defaults on its debt obligations.

Other Guarantees
We have other guarantees with maximum future potential payment amounts totaling approximately $270 million, which consist primarily of guarantees of the residual value of leased corporate aircraft, guarantees to fund the short-term cash liquidity deficit of two joint ventures and a guarantee of minimum charter revenue for an LNG vessel. These guarantees have remaining terms of up to 11 years or life of the venture.

Indemnifications
Over the years, we have entered into various agreements to sell ownership interests in certain corporations, joint ventures and assets that gave rise to qualifying indemnifications. Agreements associated with these sales include indemnifications for taxes, environmental liabilities, permits and licenses, employee claims, real estate indemnity against tenant defaults, and litigation. The terms of these indemnifications vary greatly. The majority of these indemnifications are related to environmental issues, the term is generally indefinite and the maximum amount of future payments is generally unlimited. The carrying amount recorded for these indemnifications at December 31, 2012, was approximately $70 million. We amortize the indemnification liability over the relevant time period, if one exists, based on the facts and circumstances surrounding each type of indemnity. In cases where the indemnification term is indefinite, we will reverse the liability when we have information the liability is essentially relieved or amortize the liability over an appropriate time period as the fair value of our indemnification exposure declines. Although it is reasonably possible future payments may exceed amounts recorded, due to the nature of the indemnifications, it is not possible to make a reasonable estimate of the maximum potential amount of future payments. Included in the recorded carrying amount were approximately $50 million of environmental accruals for known contamination that are included in the "Asset retirement obligations and accrued environmental costs" line on our consolidated balance sheet. For additional information about environmental liabilities, see Note 14—Contingencies and Commitments.

In connection with the separation of the Downstream business, the Company entered into an Indemnification and Release Agreement with Phillips 66. See Note 2—Discontinued Operations, for additional information. This agreement provides for cross-indemnities between Phillips 66 and ConocoPhillips and established procedures for handling claims subject to indemnification and related matters. We evaluated the impact of the indemnifications given and the Phillips 66 indemnifications received as of the separation date and concluded those fair values were immaterial.

Note 14—Contingencies and Commitments

A number of lawsuits involving a variety of claims have been made against ConocoPhillips that arise in the ordinary course of business. We also may be required to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical, mineral and petroleum substances at various active and inactive sites. We regularly assess the need for accounting recognition or disclosure of these contingencies. In the case of all known contingencies (other than those related to income taxes), we accrue a liability when the loss is probable and the amount is reasonably estimable. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. We do not reduce these liabilities for potential insurance or third-party recoveries. If applicable, we accrue receivables for probable insurance or other third-party recoveries. In the case of income tax-related contingencies, we use a cumulative probability-weighted loss accrual in cases where sustaining a tax position is less than certain. See Note 20—Income Taxes, for additional information about income tax-related contingencies.

Based on currently available information, we believe it is remote that future costs related to known contingent liability exposures will exceed current accruals by an amount that would have a material adverse impact on our consolidated financial statements. As we learn new facts concerning contingencies, we reassess our position both with respect to accrued liabilities and other potential exposures. Estimates particularly sensitive to future changes include contingent liabilities recorded for environmental remediation, tax and legal matters. Estimated future environmental remediation costs are subject to change due to such factors as the uncertain magnitude of cleanup costs, the unknown time and extent of such remedial actions that may be required, and the determination of our liability in proportion to that of other responsible parties. Estimated future costs related to tax and legal matters are subject to change as events evolve and as additional information becomes available during the administrative and litigation processes.

Environmental

We are subject to international, federal, state and local environmental laws and regulations. When we prepare our consolidated financial statements, we record accruals for environmental liabilities based on management's best estimates, using all information that is available at the time. We measure estimates and base liabilities on currently available facts, existing technology, and presently enacted laws and regulations, taking into account stakeholder and business considerations. When measuring environmental liabilities, we also consider our prior experience in remediation of contaminated sites, other companies' cleanup experience, and data released by the U.S. Environmental Protection Agency (EPA) or other organizations. We consider unasserted claims in our determination of environmental liabilities, and we accrue them in the period they are both probable and reasonably estimable.

Although liability of those potentially responsible for environmental remediation costs is generally joint and several for federal sites and frequently so for state sites, we are usually only one of many companies cited at a particular site. Due to the joint and several liabilities, we could be responsible for all cleanup costs related to any site at which we have been designated as a potentially responsible party. We have been successful to date in sharing cleanup costs with other financially sound companies. Many of the sites at which we are potentially responsible are still under investigation by the EPA or the state agencies concerned. Prior to actual cleanup, those potentially responsible normally assess the site conditions, apportion responsibility and determine the appropriate remediation. In some instances, we may have no liability or may attain a settlement of liability. Where it appears that other potentially responsible parties may be financially unable to bear their proportional share, we consider this inability in estimating our potential liability, and we adjust our accruals accordingly. As a result of various acquisitions in the past, we assumed certain environmental obligations. Some of these environmental obligations are mitigated by indemnifications made by others for our benefit, and some of the indemnifications are subject to dollar limits and time limits.

We are currently participating in environmental assessments and cleanups at numerous federal Superfund and comparable state sites. After an assessment of environmental exposures for cleanup and other costs, we make accruals on an undiscounted basis (except those acquired in a purchase business combination, which we record on a discounted basis) for planned investigation and remediation activities for sites where it is probable future costs will be incurred and these costs can be reasonably estimated. We have not reduced these accruals for possible insurance recoveries. In the future, we may be involved in additional environmental assessments, cleanups and proceedings. See Note 10—Asset Retirement Obligations and Accrued Environmental Costs, for a summary of our accrued environmental liabilities.

Legal Proceedings

Our legal organization applies its knowledge, experience and professional judgment to the specific characteristics of our cases, employing a litigation management process to manage and monitor the legal proceedings against us. Our process facilitates the early evaluation and quantification of potential exposures in individual cases. This process also enables us to track those cases that have been scheduled for trial and/or mediation. Based on professional judgment and experience in using these litigation management tools and available information about current developments in all our cases, our legal organization regularly assesses the adequacy of current accruals and determines if adjustment of existing accruals, or establishment of new accruals, is required.

Other Contingencies
We have contingent liabilities resulting from throughput agreements with pipeline and processing companies not associated with financing arrangements. Under these agreements, we may be required to provide any such company with additional funds through advances and penalties for fees related to throughput capacity not utilized. In addition, at December 31, 2012, we had performance obligations secured by letters of credit of $852 million (issued as direct bank letters of credit) related to various purchase commitments for materials, supplies, commercial activities and services incident to the ordinary conduct of business.

In 2007, we announced we had been unable to reach agreement with respect to our migration to an *empresa mixta* structure mandated by the Venezuelan government's Nationalization Decree. As a result, Venezuela's national oil company, Petróleos de Venezuela S.A. (PDVSA), or its affiliates, directly assumed control over ConocoPhillips' interests in the Petrozuata and Hamaca heavy oil ventures and the offshore Corocoro development project. In response to this expropriation, we filed a request for international arbitration on November 2, 2007, with the World Bank's International Centre for Settlement of Investment Disputes (ICSID). An arbitration hearing was held before an ICSID tribunal during the summer of 2010, and we anticipate an interim decision on key legal and factual issues in 2013. In a separate commercial arbitration from the Company's ICSID claim discussed above, an International Chamber of Commerce (ICC) tribunal issued a decision in favor of the Company in September 2012, finding PDVSA owed $67 million for pre-expropriation breaches of the Petrozuata project agreements. In November 2012, based on the ICC tribunal ruling, PDVSA paid ConocoPhillips $68 million, including post-judgment interest, which resulted in a $61 million after-tax earnings increase. The Company also recognized additional income of $173 million after-tax, associated with the reversal of a related contingent liability accrual, which is recorded in the "Other income" line on our consolidated income statement.

In 2008, Burlington Resources, Inc., a wholly owned subsidiary of ConocoPhillips, initiated arbitration before ICSID against The Republic of Ecuador, as a result of the newly enacted Windfall Profits Tax Law and government-mandated renegotiation of our production sharing contracts. Despite a restraining order issued by ICSID, Ecuador confiscated the crude oil production of Burlington and its co-venturer and sold the illegally seized crude oil. In 2009, Ecuador took over operations in Blocks 7 and 21, fully expropriating our assets. In June 2010, the ICSID tribunal concluded it has jurisdiction to hear the expropriation claim. On April 24, 2012, Ecuador filed a supplemental counterclaim asserting environmental damages, which we believe are not material. The ICSID tribunal issued a decision on liability on December 14, 2012, in favor of Burlington, finding that Ecuador's seizure of Blocks 7 and 21 was an unlawful expropriation in violation of the Ecuador-U.S. Bilateral Investment Treaty. An additional arbitration phase will take place to determine the damages owed to ConocoPhillips for Ecuador's actions.

ConocoPhillips served a Notice of Arbitration on the Timor-Leste Minister of Finance in October 2012 for outstanding disputes related to a series of tax assessments. Between 2010 and 2012, ConocoPhillips has paid, under protest, tax assessments totaling approximately $227 million, which are primarily recorded in the "Investments and long-term receivables" line on our December 31, 2012, consolidated balance sheet. The arbitration will be conducted in Singapore under the United Nations Commission on International Trade Laws (UNCITRAL) arbitration rules, pursuant to the terms of the Tax Stability Agreement with the Timor-Leste Government. The arbitration process is currently underway. Future impacts on our business are not known at this time.

Long-Term Throughput Agreements and Take-or-Pay Agreements
We have certain throughput agreements and take-or-pay agreements in support of financing arrangements. The agreements typically provide for natural gas or crude oil transportation to be used in the ordinary course of the Company's business. The aggregate amounts of estimated payments under these various agreements are: 2013—$137 million; 2014—$136 million; 2015—$127 million; 2016—$28 million; 2017—$28 million; and 2018 and after—$158 million. Total payments under the agreements were $130 million in 2012, $429 million in 2011 and $216 million in 2010.

Note 15—Derivative and Financial Instruments

We use futures, forwards, swaps and options in various markets to meet our customer needs and capture market opportunities. Our commodity business primarily consists of natural gas, crude oil, bitumen, LNG and natural gas liquids. Under our current business model, we are not required to register as a Swap Dealer or Major Swap Participant.

Our derivative instruments are held at fair value on our consolidated balance sheet. Where these balances have the right of setoff, they are presented net. Related cash flows are recorded as operating activities on the consolidated statement of cash flows. On the consolidated income statement, realized and unrealized gains and losses are recognized either on a gross basis if directly related to our physical business or a net basis if held for trading. Gains and losses related to contracts that meet and are designated with the normal purchase normal sale exception are recognized upon settlement. We generally apply this exception to eligible crude contracts. We do not use hedge accounting for our commodity derivatives.

The following table presents the gross fair values of our commodity derivatives, excluding collateral, and the line items where they appear on our consolidated balance sheet:

	Millions of Dollars	
	2012	2011
Assets		
Prepaid expenses and other current assets	$ **1,538**	4,433
Other assets	**105**	415
Liabilities		
Other accruals	**1,509**	4,350
Other liabilities and deferred credits	**99**	374

The gains (losses) incurred from commodity derivatives, and the line items where they appear on our consolidated income statement were:

	Millions of Dollars		
	2012	2011	2010
Sales and other operating revenues	$ **(291)**	907	(964)
Other income	**(1)**	(9)	(5)
Purchased commodities	**214**	(729)	915

The table below summarizes our material net exposures resulting from outstanding commodity derivative contracts.

	Open Position Long/(Short)	
	2012	2011
Commodity		
Crude oil, refined products and natural gas liquids (millions of barrels)	**-**	(13)
Natural gas and power (billions of cubic feet equivalent)		
Fixed price	**(48)**	(57)
Basis	**125**	(25)

Foreign Currency Exchange Derivatives

We have foreign currency exchange rate risk resulting from international operations. Our foreign currency exchange derivative activity primarily consists of transactions designed to mitigate our cash-related and foreign currency exchange rate exposures, such as firm commitments for capital programs or local currency tax payments, dividends, and cash returns from net investments in foreign affiliates. We do not elect hedge accounting on our foreign currency exchange derivatives.

The following table presents the gross fair values of our foreign currency exchange derivatives, excluding collateral, and the line items where they appear on our consolidated balance sheet:

	Millions of Dollars	
	2012	2011
Assets		
Prepaid expenses and other current assets	$ **32**	12
Other assets	**-**	1
Liabilities		
Other accruals	**2**	23
Other liabilities and deferred credits	**1**	-

The (gains) losses from foreign currency exchange derivatives incurred, and the line items where they appear on our consolidated income statement were:

	Millions of Dollars		
	2012	2011	2010
Foreign currency transaction (gains) losses	$ **(138)**	(9)	115

We had the following net notional position of outstanding foreign currency exchange derivatives:

		In Millions Notional Currency	
		2012	2011
Foreign Currency Exchange Derivatives			
Sell U.S. dollar, buy other currencies*	USD	**2,573**	1,949
Sell euro, buy other currencies**	EUR	**-**	61
Buy U.S. dollar, sell other currencies***	USD	**140**	-
Buy euro, sell British pound	EUR	**96**	-

**Primarily euro, Canadian dollar, Norwegian krone and British pound.*
***Primarily Norwegian krone and British pound.*
****Primarily Canadian dollar, euro and Norwegian krone.*

Financial Instruments
We invest excess cash in financial instruments with maturities based on our cash forecasts for the various currency pools we manage. The maturities of these investments may from time to time extend beyond 90 days. The types of financial instruments include:

- Time deposits: Interest bearing deposits placed with approved financial institutions.
- Commercial paper: Unsecured promissory notes issued by a corporation, commercial bank, or government agency purchased at a discount, maturing at par.

These financial instruments appear in the "Cash and cash equivalents" line of our consolidated balance sheet if the maturities at the time we made the investments were 90 days or less; otherwise, these held-to-maturity investments are included in the "Short-term investments" line. At December 31, we held the following financial instruments:

	Millions of Dollars			
	Carrying Amount			
	Cash and Cash Equivalents		Short-Term Investments	
	2012	2011	**2012**	2011
Cash	**$ 829**	1,169	**-**	-
Time Deposits				
Remaining maturities from 1 to 90 days	**2,789**	4,318	**-**	349
Commercial Paper				
Remaining maturities from 1 to 90 days	**-**	293	**-**	232
	$ 3,618	5,780	**-**	581

In conjunction with the separation of our Downstream business, we received a special cash distribution from Phillips 66 of $7,818 million. See Note 2—Discontinued Operations, for additional information. At December 31, 2012, the unused amount of the special cash distribution was $748 million and is designated as "Restricted cash" on our consolidated balance sheet. At December 31, 2012, the funds in the restricted cash account were invested in money market funds with maturities within 90 days from December 31, 2012.

Credit Risk
Financial instruments potentially exposed to concentrations of credit risk consist primarily of cash equivalents, over-the-counter (OTC) derivative contracts and trade receivables. Our cash equivalents and short-term investments are placed in high-quality commercial paper, money market funds, government debt securities and time deposits with major international banks and financial institutions.

The credit risk from our OTC derivative contracts, such as forwards and swaps, derives from the counterparty to the transaction. Individual counterparty exposure is managed within predetermined credit limits and includes the use of cash-call margins when appropriate, thereby reducing the risk of significant nonperformance. We also use futures, swaps and option contracts that have a negligible credit risk because these trades are cleared with an exchange clearinghouse and subject to mandatory margin requirements until settled; however, we are exposed to the credit risk of those exchange brokers for receivables arising from daily margin cash calls, as well as for cash deposited to meet initial margin requirements.

Our trade receivables result primarily from our petroleum operations and reflect a broad national and international customer base, which limits our exposure to concentrations of credit risk. The majority of these receivables have payment terms of 30 days or less, and we continually monitor this exposure and the creditworthiness of the counterparties. We do not generally require collateral to limit the exposure to loss; however, we will sometimes use letters of credit, prepayments, and master netting arrangements to mitigate credit risk with counterparties that both buy from and sell to us, as these agreements permit the amounts owed by us or owed to others to be offset against amounts due us.

Certain of our derivative instruments contain provisions that require us to post collateral if the derivative exposure exceeds a threshold amount. We have contracts with fixed threshold amounts and other contracts with variable threshold amounts that are contingent on our credit rating. The variable threshold amounts typically decline for lower credit ratings, while both the variable and fixed threshold amounts typically revert to zero if we fall below investment grade. Cash is the primary collateral in all contracts; however, many also permit us to post letters of credit as collateral, such as transactions administered through the New York Mercantile Exchange or IntercontinentalExchange.

The aggregate fair value of all derivative instruments with such credit risk-related contingent features that were in a liability position on December 31, 2012, was $130 million, for which no collateral was posted. If our credit rating were lowered one level from its "A" rating (per Standard and Poor's) on December 31, 2012, we would be required to post no additional collateral to our counterparties. If we were downgraded below investment grade, we would be required to post $130 million of additional collateral, either with cash or letters of credit.

Note 16—Fair Value Measurement

We carry a portion of our assets and liabilities at fair value that are measured at a reporting date using an exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability) and disclosed according to the quality of valuation inputs under the following hierarchy:

- Level 1: Quoted prices (unadjusted) in an active market for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are directly or indirectly observable.
- Level 3: Unobservable inputs that are significant to the fair value of assets or liabilities.

The classification of an asset or liability is based on the lowest level of input significant to its fair value. Those that are initially classified as Level 3 are subsequently reported as Level 2 when the fair value derived from unobservable inputs is inconsequential to the overall fair value, or if corroborated market data becomes available. Assets and liabilities that are initially reported as Level 2 are subsequently reported as Level 3 if corroborated market data is no longer available. Transfers occur at the end of the reporting period. There were no material transfers in or out of Level 1.

Recurring Fair Value Measurement

Financial assets and liabilities reported at fair value on a recurring basis primarily include commodity derivatives and certain investments to support nonqualified deferred compensation plans. The deferred compensation investments are measured at fair value using unadjusted prices available from national securities exchanges; therefore, these assets are categorized as Level 1 in the fair value hierarchy. Level 1 derivative assets and liabilities primarily represent exchange-traded futures and options that are valued using unadjusted prices available from the underlying exchange. Level 2 derivative assets and liabilities primarily represent OTC swaps, options and forward purchase and sale contracts that are valued using adjusted exchange prices, prices provided by brokers or pricing service companies that are all corroborated by market data. Level 3 derivative assets and liabilities consist of OTC swaps, options and forward purchase and sale contracts that are long term in nature and where a significant portion of fair value is calculated from underlying market data that is not readily available. The derived value uses industry standard methodologies that may consider the historical relationships among various commodities, modeled market prices, time value, volatility factors and other relevant economic measures. The use of these inputs results in management's best estimate of fair value. Level 3 activity was not material.

The following table summarizes the fair value hierarchy for gross financial assets and liabilities (i.e., unadjusted where the right of setoff exists for commodity derivatives accounted for at fair value on a recurring basis):

	Millions of Dollars							
	December 31, 2012				December 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**	Level 1	Level 2	Level 3	Total
Assets								
Deferred compensation investments	**$ 305**	**-**	**-**	**305**	336	-	-	336
Commodity derivatives	**1,052**	**567**	**18**	**1,637**	2,807	1,947	72	4,826
Total assets	**$ 1,357**	**567**	**18**	**1,942**	3,143	1,947	72	5,162
Liabilities								
Commodity derivatives	**$ 1,031**	**567**	**4**	**1,602**	2,970	1,722	10	4,702
Total liabilities	**$ 1,031**	**567**	**4**	**1,602**	2,970	1,722	10	4,702

Non-Recurring Fair Value Measurement
The following table summarizes the fair value hierarchy by major category for assets accounted for at fair value on a non-recurring basis:

	Millions of Dollars			
		Fair Value Measurements Using		
	Fair Value *	Level 1 Inputs	Level 3 Inputs	Before-Tax Loss
Year ended December 31, 2012				
Net PP&E (held for sale)	**$ 6,116**	**6,116**	**-**	**798**
Net PP&E (held for use)	**95**	**-**	**95**	**134**
Year ended December 31, 2011				
Net PP&E (held for use) **	$ 162	-	162	265
Equity method investments ***	274	-	274	399
Cost method investments	2	2	-	8

**Represents the fair value at the time of the impairment.*
***Before-tax loss includes $1 million related to discontinued operations.*
****Before-tax loss includes $4 million related to discontinued operations.*

_2012_
Net PP&E held for sale was written down to fair value, less costs to sell. The fair value of each asset was determined by its binding negotiated selling price.

Net PP&E held for use is comprised of various producing properties impaired to their individual fair values. The fair values were determined by the use of internal discounted cash flow models using estimates of future production, prices from futures exchanges and pricing service companies, costs and a discount rate believed to be consistent with those used by principal market participants.

2011
During 2011, net PP&E held for use with a carrying amount of $427 million was written down to a fair value of $162 million, resulting in a before-tax loss of $265 million. The fair values were determined by the use of internal discounted cash flow models using estimates of future production, prices, costs and a discount rate believed to be consistent with those used by principal market participants and cash flow multiples for similar assets and alternative use.

Also during 2011, certain equity method investments were determined to have fair values below their carrying amount, and the impairments were considered to be other than temporary. This primarily included an investment associated with our Other International segment with a book value of $651 million, which was written down to its fair value of $256 million, resulting in a charge of $395 million before-tax. This was included in the "Equity in earnings of affiliates" line of our consolidated income statement. The fair value was determined by the application of an internal discounted cash flow model using estimates of future production, prices, costs and a discount rate believed to be consistent with those used by principal market participants. In addition, the fair value was determined by the comparison of market data for certain similar undeveloped properties.

Reported Fair Values of Financial Instruments
We used the following methods and assumptions to estimate the fair value of financial instruments:

- Cash and cash equivalents, restricted cash and short-term investments: The carrying amount reported on the balance sheet approximates fair value.
- Accounts and notes receivable (including long-term and related parties): The carrying amount reported on the balance sheet approximates fair value. The valuation technique and methods used to estimate the fair value of the current portion of fixed-rate related party loans is consistent with Loans and advances—related parties.
- Loans and advances—related parties: The carrying amount of floating-rate loans approximates fair value. The fair value of fixed-rate loan activity is measured using market observable data and is categorized as Level 2 in the fair value hierarchy. See Note 6—Investments, Loans and Long-Term Receivables, for additional information.
- Accounts payable (including related parties) and floating-rate debt: The carrying amount of accounts payable and floating-rate debt reported on the balance sheet approximates fair value. The valuation technique and methods used to estimate the fair value of the current portion of the joint venture acquisition obligation is consistent with the methodology below.
- Fixed-rate debt: The estimated fair value of fixed-rate debt is measured using prices available from a pricing service that is corroborated by market data; therefore, these liabilities are categorized as Level 2 in the fair value hierarchy.
- Joint venture acquisition obligation—related party: Fair value is estimated based on the net present value of the future cash flows as a Level 2 fair value, discounted at December 31, 2012, and December 31, 2011, effective yield rates of 0.7 percent and 1.24 percent, respectively, based on yields of U.S. Treasury securities of similar average duration adjusted for our average credit risk spread and the amortizing nature of the obligation principal. See Note 12—Joint Venture Acquisition Obligation, for additional information.

The following table summarizes the net fair value of financial instruments (i.e., adjusted where the right of setoff exists for commodity derivatives):

		Millions of Dollars			
		Carrying Amount		Fair Value	
		2012	2011	**2012**	2011
Financial assets					
Deferred compensation investments	**$**	**305**	336	**305**	336
Commodity derivatives		**221**	814	**221**	814
Total loans and advances—related parties		**1,697**	1,793	**1,916**	1,994
Financial liabilities					
Total debt, excluding capital leases		**21,709**	22,592	**26,349**	27,065
Total joint venture acquisition obligation		**3,582**	4,314	**3,968**	4,820
Commodity derivatives		**199**	446	**199**	446

At December 31, 2012, commodity derivative assets and liabilities appear net of $29 million of obligations to return cash collateral and $16 million of rights to reclaim cash collateral, respectively. At December 31, 2011, commodity derivative assets and liabilities appear net of no obligations to return cash collateral and $244 million of rights to reclaim cash collateral.

Note 17—Equity

Common Stock

The changes in our shares of common stock, as categorized in the equity section of the balance sheet, were:

	Shares		
	2012	2011	2010
Issued			
Beginning of year	**1,749,550,587**	1,740,529,279	1,733,345,558
Distributed under benefit plans	**12,697,362**	9,021,308	7,183,721
End of year	**1,762,247,949**	1,749,550,587	1,740,529,279
Held in Treasury			
Beginning of year	**463,880,628**	272,873,537	208,346,815
Repurchase of common stock	**79,904,400**	155,453,382	64,526,722
Distributed under benefit plans	**(1,554,355)**	(475,696)	-
Transfer from grantor trust	**-**	36,029,405	-
End of year	**542,230,673**	463,880,628	272,873,537
Held in Grantor Trusts			
Beginning of year	**-**	36,890,375	38,742,261
Repurchase of common stock	**-**	(157,470)	-
Distributed under benefit plans	**-**	(703,500)	(1,776,873)
Transfer to treasury stock	**-**	(36,029,405)	-
Other	**-**	-	(75,013)
End of year	**-**	-	36,890,375

Preferred Stock
We have authorized 500 million shares of preferred stock, par value $.01 per share, none of which was issued or outstanding at December 31, 2012 or 2011.

Noncontrolling Interests
At December 31, 2012 and 2011, we had outstanding $440 million and $510 million, respectively, of equity in less-than-wholly owned consolidated subsidiaries held by noncontrolling interest owners. At December 31, 2012, the entire amount was related to Darwin LNG, an operating joint venture we control, located in Australia's Northern Territory. At December 31, 2011, $482 million was related to Darwin LNG and $28 million was related to discontinued operations.

Note 18—Non-Mineral Leases

The company leases ocean transport vessels, tugboats, barges, corporate aircraft, drilling equipment, computers, office buildings and other facilities and equipment. Certain leases include escalation clauses for adjusting rental payments to reflect changes in price indices, as well as renewal options and/or options to purchase the leased property for the fair market value at the end of the lease term. There are no significant restrictions imposed on us by the leasing agreements with regard to dividends, asset dispositions or borrowing ability. Leased assets under capital leases were not significant in any period presented.

At December 31, 2012, future minimum rental payments due under noncancelable leases were:

	Millions of Dollars
2013	$ 477
2014	580
2015	380
2016	314
2017	110
Remaining years	290
Total	2,151
Less income from subleases	24
Net minimum operating lease payments	$ 2,127

Operating lease rental expense for the years ended December 31 was:

	Millions of Dollars		
	2012	2011	2010
Total rentals*	$ **282**	304	267
Less sublease rentals	**(15)**	(14)	(14)
	$ **267**	290	253

**Includes $3 million, $29 million and $16 million of contingent rentals in 2012, 2011 and 2010, respectively. Contingent rentals primarily are related to drilling equipment and are based on usage or volume of product sold.*

Note 19—Employee Benefit Plans

Pension and Postretirement Plans

In connection with the separation of the Downstream business, ConocoPhillips entered into an Employee Matters Agreement with Phillips 66, see Note 2—Discontinued Operations, which provides that employees of Phillips 66 no longer participate in benefit plans sponsored or maintained by ConocoPhillips as of the separation date. Upon separation, the ConocoPhillips pension and postretirement plans transferred assets and obligations to the Phillips 66 plans resulting in a net decrease in sponsored pension and postretirement plan obligations of $1,127 million. Additionally, as a result of the transfer of unrecognized losses to Phillips 66, deferred income taxes and other comprehensive income decreased $335 million and $570 million, respectively.

An analysis of the projected benefit obligations for our pension plans and accumulated benefit obligations for our postretirement health and life insurance plans follows:

	Millions of Dollars						
	Pension Benefits					Other Benefits	
	2012			2011		**2012**	2011
		U.S.	**Int'l.**	U.S.	Int'l.		
Change in Benefit Obligation							
Benefit obligation at January 1	**$**	**6,175**	**3,484**	5,539	3,206	**926**	862
Service cost		**170**	**91**	225	98	**6**	10
Interest cost		**186**	**152**	247	178	**33**	42
Plan participant contributions		**-**	**7**	-	5	**23**	23
Government subsidy		**-**	**-**	-	-	**-**	4
Separation of Downstream business		**(2,464)**	**(653)**	-	-	**(199)**	-
Plan amendments		**-**	**-**	-	(53)	**-**	35
Actuarial loss		**735**	**297**	642	195	**47**	20
Benefits paid		**(577)**	**(113)**	(478)	(116)	**(72)**	(68)
Foreign currency exchange rate change		**-**	**173**	-	(29)	**1**	(2)
Benefit obligation at December 31*	**$**	**4,225**	**3,438**	6,175	3,484	**765**	926
**Accumulated benefit obligation portion of above at December 31:*	*$*	***3,710***	***2,972***	*5,363*	*2,939*		
Change in Fair Value of Plan Assets							
Fair value of plan assets at January 1	**$**	**4,149**	**2,722**	3,890	2,581	**-**	-
Actual return on plan assets		**509**	**267**	64	53	**-**	-
Company contributions		**363**	**204**	673	226	**49**	41
Plan participant contributions		**-**	**7**	-	5	**23**	23
Government subsidy		**-**	**-**	-	-	**-**	4
Separation of Downstream business		**(1,712)**	**(479)**	-	-	**-**	-
Benefits paid		**(577)**	**(113)**	(478)	(116)	**(72)**	(68)
Foreign currency exchange rate change		**-**	**152**	-	(27)	**-**	-
Fair value of plan assets at December 31	**$**	**2,732**	**2,760**	4,149	2,722	**-**	-
Funded Status	**$**	**(1,493)**	**(678)**	(2,026)	(762)	**(765)**	(926)

	Millions of Dollars					
	Pension Benefits				Other Benefits	
	2012		2011		**2012**	2011
	U.S.	**Int'l.**	U.S.	Int'l.		
Amounts Recognized in the Consolidated Balance Sheet at December 31						
Noncurrent assets	$ **-**	**94**	-	94	**-**	-
Current liabilities	**(21)**	**(8)**	(118)	(5)	**(54)**	(62)
Noncurrent liabilities	**(1,472)**	**(764)**	(1,908)	(851)	**(711)**	(864)
Total recognized	$ **(1,493)**	**(678)**	(2,026)	(762)	**(765)**	(926)
Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31						
Discount rate	**3.55 %**	**4.50**	4.30	4.90	**3.55**	4.40
Rate of compensation increase	**4.75**	**4.45**	4.25	4.30	**-**	-
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended December 31						
Discount rate	**4.00 %**	**4.95**	4.65	5.40	**4.25**	5.00
Expected return on plan assets	**7.00**	**6.10**	7.00	6.40	**-**	-
Rate of compensation increase	**4.50**	**4.50**	4.00	4.10	**-**	-

For both U.S. and international pensions, the overall expected long-term rate of return is developed from the expected future return of each asset class, weighted by the expected allocation of pension assets to that asset class. We rely on a variety of independent market forecasts in developing the expected rate of return for each class of assets.

Included in accumulated other comprehensive income at December 31 were the following before-tax amounts that had not been recognized in net periodic benefit cost:

	Millions of Dollars					
	Pension Benefits				Other Benefits	
	2012		2011		**2012**	2011
	U.S.	**Int'l.**	U.S.	Int'l.		
Unrecognized net actuarial loss (gain)	$ **1,509**	**758**	2,240	705	**29**	(26)
Unrecognized prior service cost (credit)	**28**	**(60)**	52	(78)	**(12)**	(13)

	Millions of Dollars					
	Pension Benefits				Other Benefits	
	2012		2011		**2012**	2011
	U.S.	**Int'l.**	U.S.	Int'l.		
Sources of Change in Other Comprehensive Income						
Net loss arising during the period	**$ (450)**	**(206)**	(858)	(307)	**(48)**	(20)
Separation of Downstream business	**810**	**94**	-	-	**(7)**	-
Amortization of (gain) loss included in income*	**371**	**59**	185	46	**-**	(5)
Net change during the period	**$ 731**	**(53)**	(673)	(261)	**(55)**	(25)
Prior service (cost) credit arising during the period	**$ -**	**2**	-	53	**-**	(34)
Separation of Downstream business	**17**	**(12)**	-	-	**3**	-
Amortization of prior service cost (credit) included in income	**7**	**(8)**	9	-	**(4)**	(7)
Net change during the period	**$ 24**	**(18)**	9	53	**(1)**	(41)

** Includes settlement losses recognized during the period.*

Amounts included in accumulated other comprehensive income at December 31, 2012, that are expected to be amortized into net periodic postretirement cost during 2013 are provided below:

	Millions of Dollars		
	Pension Benefits		Other Benefits
	U.S.	Int'l.	
Unrecognized net actuarial loss	$ 151	76	3
Unrecognized prior service cost (credit)	6	(8)	(4)

For our tax-qualified pension plans with projected benefit obligations in excess of plan assets, the projected benefit obligation, the accumulated benefit obligation, and the fair value of plan assets were $6,278 million, $5,602 million, and $4,537 million, respectively, at December 31, 2012, and $8,481 million, $7,377 million, and $6,098 million, respectively, at December 31, 2011.

For our unfunded nonqualified key employee supplemental pension plans, the projected benefit obligation and the accumulated benefit obligation were $525 million and $382 million, respectively, at December 31, 2012, and were $499 million and $374 million, respectively, at December 31, 2011.

The components of net periodic benefit cost of all defined benefit plans are presented in the following table:

	Millions of Dollars								
	Pension Benefits						Other Benefits		
	2012		2011		2010		**2012**	2011	2010
	U.S.	**Int'l.**	U.S.	Int'l.	U.S.	Int'l.			
Components of Net Periodic Benefit Cost									
Service cost	**$ 170**	**91**	225	98	229	90	**6**	10	11
Interest cost	**186**	**152**	247	178	260	169	**33**	42	46
Expected return on plan assets	**(223)**	**(158)**	(280)	(175)	(224)	(147)	**-**	-	-
Amortization of prior service cost (credit)	**7**	**(8)**	9	-	10	2	**(4)**	(7)	3
Recognized net actuarial loss (gain)	**191**	**59**	165	46	167	55	**-**	(5)	(7)
Net periodic benefit cost	**$ 331**	**136**	366	147	442	169	**35**	40	53

In addition to the above, we recognized pension settlement losses of $181 million (including $24 million in discontinued operations) in 2012 and $21 million in 2011. None was recognized in 2010. In 2012, lump-sum benefit payments from the U.S. qualified pension plan exceeded the sum of service and interest costs for that plan and led to an increase in settlement losses.

In determining net pension and other postretirement benefit costs, we amortize prior service costs on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan. For net actuarial gains and losses, we amortize 10 percent of the unamortized balance each year.

We have multiple nonpension postretirement benefit plans for health and life insurance. The health care plans are contributory and subject to various cost sharing features, with participant and company contributions adjusted annually; the life insurance plans are noncontributory. The measurement of the accumulated postretirement benefit obligation assumes a health care cost trend rate of 7.5 percent in 2012 that declines to 5 percent by 2023. A one-percentage-point change in the assumed health care cost trend rate would be immaterial to ConocoPhillips.

Plan Assets—We follow a policy of broadly diversifying pension plan assets across asset classes, investment managers, and individual holdings. As a result, our plan assets have no significant concentrations of credit risk. Asset classes that are considered appropriate include U.S. equities, non-U.S. equities, U.S. fixed income, non-U.S. fixed income, real estate and private equity investments. Plan fiduciaries may consider and add other asset classes to the investment program from time to time. The target allocations for plan assets are 59 percent equity securities, 37 percent debt securities and 4 percent real estate. Generally, the plan investments are publicly traded, therefore minimizing liquidity risk in the portfolio.

The following is a description of the valuation methodologies used for the pension plan assets. There have been no changes in the methodologies used at December 31, 2012 and 2011.

- Fair values of equity securities and government debt securities categorized in Level 1 are primarily based on quoted market prices.
- Fair values of corporate debt securities, agency and mortgage-backed securities and government debt securities categorized in Level 2 are estimated using recently executed transactions and quoted market prices. If there have been no market transactions in a particular fixed income security, its fair value is calculated by pricing models that benchmark the security against other securities with actual market prices. When observable quoted market prices are not available, fair value is based on pricing models that use something other than actual market prices (e.g., observable inputs such as benchmark yields,

reported trades and issuer spreads for similar securities), and these securities are categorized in Level 3 of the fair value hierarchy.

- Fair values of investments in common/collective trusts are determined by the issuer of each fund based on the fair value of the underlying assets.
- Fair values of mutual funds are based on quoted market prices, which represent the net asset value of shares held.
- Cash is valued at cost, which approximates fair value. Fair values of international cash equivalents categorized in Level 2 are valued using observable yield curves, discounting and interest rates. U.S. cash balances held in the form of short-term fund units that are redeemable at the measurement date are categorized as Level 2.
- Fair values of exchange-traded derivatives classified in Level 1 are based on quoted market prices. For other derivatives classified in Level 2, the values are generally calculated from pricing models with market input parameters from third-party sources.
- Private equity funds are valued at net asset value as determined by the issuer based on the fair value of the underlying assets.
- Fair values of insurance contracts are valued at the present value of the future benefit payments owed by the insurance company to the plans' participants.
- Fair values of real estate investments are valued using real estate valuation techniques and other methods that include reference to third-party sources and sales comparables where available.
- A portion of U.S. pension plan assets is held as a participating interest in an insurance annuity contract, which is calculated as the market value of investments held under this contract, less the accumulated benefit obligation covered by the contract. The participating interest is classified as Level 3 in the fair value hierarchy as the fair value is determined via a combination of quoted market prices, recently executed transactions, and an actuarial present value computation for contract obligations. At December 31, 2012, the participating interest in the annuity contract was valued at $133 million and consisted of $358 million in debt securities, less $225 million for the accumulated benefit obligation covered by the contract. At December 31, 2011, the participating interest in the annuity contract was valued at $144 million and consisted of $391 million in debt securities, less $247 million for the accumulated benefit obligation covered by the contract. The net change from 2011 to 2012 is due to a decrease in the fair value of the underlying investments of $33 million and a decrease in the present value of the contract obligation of $22 million. The participating interest is not available for meeting general pension benefit obligations in the near term. No future company contributions are required and no new benefits are being accrued under this insurance annuity contract.

The fair values of our pension plan assets at December 31, by asset class were as follows:

	Millions of Dollars							
	U.S.				International			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
2012								
Equity Securities								
U.S.	**$ 875**	**-**	**-**	**875**	**443**	**-**	**-**	**443**
International	**587**	**-**	**-**	**587**	**381**	**-**	**-**	**381**
Common/collective trusts	**-**	**472**	**-**	**472**	**-**	**195**	**-**	**195**
Mutual funds	**-**	**-**	**-**	**-**	**319**	**-**	**-**	**319**
Debt Securities								
Government	**146**	**54**	**-**	**200**	**496**	**-**	**-**	**496**
Corporate	**-**	**306**	**2**	**308**	**-**	**155**	**1**	**156**
Agency and mortgage-backed securities	**-**	**59**	**-**	**59**	**-**	**29**	**-**	**29**
Common/collective trusts	**-**	**-**	**-**	**-**	**-**	**314**	**-**	**314**
Mutual funds	**-**	**-**	**-**	**-**	**155**	**-**	**-**	**155**
Cash and cash equivalents	**-**	**94**	**-**	**94**	**22**	**18**	**-**	**40**
Private equity funds	**-**	**-**	**4**	**4**	**-**	**-**	**18**	**18**
Derivatives	**-**	**1**	**-**	**1**	**10**	**13**	**-**	**23**
Real estate	**-**	**-**	**-**	**-**	**-**	**-**	**183**	**183**
Total*	**$ 1,608**	**986**	**6**	**2,600**	**1,826**	**724**	**202**	**2,752**

**Excludes the participating interest in the insurance annuity contract with a net asset value of $133 million and net receivables related to security transactions of $7 million.*

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
2011								
Equity Securities								
U.S.	$ 1,251	-	-	1,251	413	-	-	413
International	803	-	-	803	413	-	-	413
Common/collective trusts	-	634	-	634	-	234	-	234
Mutual funds	-	-	-	-	246	-	-	246
Debt Securities								
Government	311	81	-	392	532	-	-	532
Corporate	-	551	3	554	-	122	1	123
Agency and mortgage-backed securities	-	105	-	105	-	43	-	43
Common/collective trusts	-	-	-	-	-	346	-	346
Mutual funds	-	-	-	-	130	-	-	130
Cash and cash equivalents	-	249	-	249	32	26	-	58
Private equity funds	-	-	4	4	-	-	13	13
Derivatives	-	-	-	-	-	11	-	11
Insurance contracts	-	-	-	-	-	-	15	15
Real estate	-	-	-	-	-	-	139	139
Total*	$ 2,365	1,620	7	3,992	1,766	782	168	2,716

**Excludes the participating interest in the insurance annuity contract with a net asset value of $144 million and net receivables related to security transactions of $19 million.*

Level 3 activity was not material.

Our funding policy for U.S. plans is to contribute at least the minimum required by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code of 1986, as amended. Contributions to foreign plans are dependent upon local laws and tax regulations. In 2013, we expect to contribute approximately $275 million to our domestic qualified and nonqualified pension and postretirement benefit plans and $210 million to our international qualified and nonqualified pension and postretirement benefit plans.

The following benefit payments, which are exclusive of amounts to be paid from the insurance annuity contract and which reflect expected future service, as appropriate, are expected to be paid:

	Millions of Dollars		
	Pension Benefits		Other Benefits
	U.S.	Int'l.	
2013	$ 375	118	62
2014	370	126	63
2015	366	137	63
2016	370	141	63
2017	399	146	63
2018-2022	2,067	897	291

Defined Contribution Plans
Most U.S. employees are eligible to participate in the ConocoPhillips Savings Plan (CPSP). Employees can deposit up to 75 percent of their eligible pay up to the statutory limit ($17,000 in 2012) in the thrift feature of the CPSP to a choice of approximately 38 investment funds. Through 2012, ConocoPhillips matched contribution deposits, up to 1.25 percent of eligible pay. Company contributions charged to expense related to continuing and discontinued operations for the CPSP and predecessor plans, excluding the stock savings feature (discussed below), were $16 million in 2012, $25 million in 2011, and $24 million in 2010.

The stock savings feature of the CPSP is a leveraged employee stock ownership plan. Through 2012, employees could elect to participate in the stock savings feature by contributing 1 percent of eligible pay and receiving an allocation of shares of common stock proportionate to the amount of contribution.

In 1990, the Long-Term Stock Savings Plan of Phillips Petroleum Company (now the stock savings feature of the CPSP) borrowed funds that were used to purchase previously unissued shares of company common stock. Since the Company guarantees the CPSP's borrowings, the unpaid balance is reported as a liability of the Company and unearned compensation is shown as a reduction of common stockholders' equity. Dividends on all shares are charged against retained earnings. The debt is serviced by the CPSP from company contributions and dividends received on certain shares of common stock held by the plan, including all unallocated shares. The shares held by the stock savings feature of the CPSP are released for allocation to participant accounts based on debt service payments on CPSP borrowings. In 2012, the final debt service payment was made and all remaining unallocated shares were released for allocation to participant accounts.

We recognize interest expense as incurred and compensation expense based on the fair value of the stock contributed or on the cost of the unallocated shares released, using the shares-allocated method. We recognized total CPSP expense related to continuing and discontinued operations to the stock savings feature of $104 million, $77 million and $92 million in 2012, 2011 and 2010, respectively, all of which was compensation expense. In 2012 and 2011, we made cash contributions to the CPSP of $5 million and $4 million, respectively. No cash contributions were made in 2010. In 2011 and 2010, we contributed 660,755 shares and 1,776,873 shares, respectively, of company common stock from the Compensation and Benefits Trust. The shares had a fair value of $84 million and $103 million, respectively. In 2012 and 2011, we contributed 1,554,355 and 475,696 shares, respectively, of company common stock from treasury stock. Dividends used to service debt were $10 million, $45 million and $41 million in 2012, 2011 and 2010, respectively. These dividends reduced the amount of compensation expense recognized each period. Interest incurred on the CPSP debt in 2012, 2011 and 2010 was $0.1 million, $1 million and $2 million, respectively.

The total CPSP stock savings feature shares as of December 31 were:

	2012	2011
Unallocated shares	-	811,963
Allocated shares	**11,246,660**	19,315,372
Total shares	**11,246,660**	20,127,335

The fair value of unallocated shares at December 31, 2011 was $59 million.

Starting in 2013, employees who participate in the CPSP and contribute 1 percent of their eligible pay will receive a 9 percent company cash match. CPSP will no longer have a stock savings feature.

We have several defined contribution plans for our international employees, each with its own terms and eligibility depending on location. Total compensation expense related to continuing and discontinued operations recognized for these international plans was approximately $56 million in 2012 and 2011 and $52 million in 2010.

Share-Based Compensation Plans
The 2011 Omnibus Stock and Performance Incentive Plan of ConocoPhillips (the Plan) was approved by shareholders in May 2011. Over its 10-year life, the Plan allows the issuance of up to 100 million shares of our common stock for compensation to our employees and directors; however, as of the effective date of the Plan, (i) any shares of common stock available for future awards under the prior plans and (ii) any shares of common stock represented by awards granted under the prior plans that are forfeited, expire or are canceled without delivery of shares of common stock or which result in the forfeiture of shares of common stock back to the company shall be available for awards under the Plan, and no new awards shall be granted under the prior plans. Of the 100 million shares available for issuance under the Plan, no more than 40 million shares of common stock are available for incentive stock options, and no more than 40 million shares are available for awards in stock.

Our share-based compensation programs generally provide accelerated vesting (i.e., a waiver of the remaining period of service required to earn an award) for awards held by employees at the time of their retirement. We recognize share-based compensation expense over the shorter of the service period (i.e., the stated period of time required to earn the award); or the period beginning at the start of the service period and ending when an employee first becomes eligible for retirement, but not less than six months, as this is the minimum period of time required for an award to not be subject to forfeiture. Some of our share-based awards vest ratably (i.e., portions of the award vest at different times) while some of our awards cliff vest (i.e., all of the award vests at the same time). We recognize expense on a straight-line basis over the service period for the entire award, whether the award was granted with ratable or cliff vesting.

Separation-Related Adjustments—In connection with the separation of the Downstream business on April 30, 2012, ConocoPhillips entered into an Employee Matters Agreement with Phillips 66, see Note 2—Discontinued Operations, which provides that employees of Phillips 66 no longer participate in benefit plans sponsored or maintained by ConocoPhillips. Pursuant to the Employee Matters Agreement, we made certain adjustments, using volumetric weighted-average prices for the 4-day period immediately prior to and immediately following the separation, to the exercise price and number of our share-based compensation awards, with the intention of preserving the intrinsic value of the awards immediately prior to the separation. These adjustments are summarized as follows and are reflected in the activity tables below:

- Outstanding options to purchase common shares of ConocoPhillips stock that were exercisable prior to the separation were adjusted so that the holders of the options would then hold one option to purchase common shares of Phillips 66 stock for every two adjusted stock options to purchase common shares of ConocoPhillips stock following the separation.

- Nonexercisable stock options and restricted stock units were converted to those of the entity where the employee holding them is working immediately post-separation. Therefore, nonexercisable stock options to purchase common shares of ConocoPhillips stock and ConocoPhillips restricted stock units held by an employee who separated with the Downstream business were surrendered as a result of the separation.
- In addition, former employee holders and a specified group of holders of stock options and restricted stock units who retired or terminated employment upon or shortly after the separation received both adjusted ConocoPhillips awards and Philips 66 awards.
- ConocoPhillips restricted stock and performance share units awarded for completed performance periods under the Performance Share Program, as well as vested restricted stock units held by current or former directors, were adjusted to provide holders one restricted share or restricted stock unit of Phillips 66 stock for every two restricted shares or restricted stock units of ConocoPhillips stock.

The separation-related adjustments did not have a material impact on either compensation expense or the potentially dilutive securities to be considered in the calculation of diluted earnings per share of common stock.

Compensation Expense—Total share-based compensation expense recognized in income related to continuing and discontinued operations and the associated tax benefit for the years ended December 31 were as follows:

	Millions of Dollars		
	2012	2011	2010
Compensation cost	$ **321**	246	211
Tax benefit	**118**	86	78

Stock Options—Stock options granted under the provisions of the Plan and prior plans permit purchase of our common stock at exercise prices equivalent to the average market price of the stock on the date the options were granted. The options have terms of 10 years and generally vest ratably, with one-third of the options awarded vesting and becoming exercisable on each anniversary date following the date of grant. Options awarded to certain employees already eligible for retirement vest within 6 months of the grant date, but those options do not become exercisable until the end of the normal vesting period.

The following summarizes our stock option activity for the year ended December 31, 2012:

	Options	Weighted-Average Exercise Price	Weighted-Average Grant-Date Fair Value	Millions of Dollars Aggregate Intrinsic Value
Outstanding at December 31, 2011	24,372,051	$ 45.73		
Granted	**2,335,600**	**71.87**	**$ 15.69**	
Exercised	**(9,735,269)**	**25.34**		**$ 469**
Forfeited	**(462,862)**	**55.76**		
Expired or canceled	**(32,048)**	**65.65**		
Options surrendered, as a result of the separation	**(1,045,820)**	**68.01**		
Options granted in conversion, as a result of the separation	**865,353**	**45.92**		
Outstanding at December 31, 2012	**16,297,005**	**$ 43.67**		
Vested at December 31, 2012	**14,348,278**	**$ 42.58**		**$ 219**
Exercisable at December 31, 2012	**12,725,857**	**$ 41.90**		**$ 204**

The weighted-average remaining contractual term of vested options and exercisable options at December 31, 2012, was 4.92 years and 4.52 years, respectively. The weighted-average grant date fair value of stock option awards granted during 2011 and 2010 was $16.70 and $11.70, respectively. The aggregate intrinsic value of options exercised during 2011 and 2010 was $416 million and $183 million, respectively.

During 2012, we received $294 million in cash and realized a tax benefit related to continuing and discontinued operations of $153 million from the exercise of options. At December 31, 2012, the remaining unrecognized compensation expense from unvested options was $9 million, which will be recognized over a weighted-average period of 1.66 years, the longest period being 2.11 years.

The fair market values of the options granted over the past three years were measured on the date of grant using the Black-Scholes option-pricing model. During 2012, all stock option grants occurred prior to the separation of the Downstream business. The weighted-average assumptions used were as follows:

	2012	2011	2010
Assumptions used			
Risk-free interest rate	**1.62 %**	3.10	3.23
Dividend yield	**4.00 %**	4.00	4.00
Volatility factor	**33.30 %**	33.40	33.80
Expected life (years)	**7.42**	6.87	6.65

The ranges in the assumptions used were as follows:

	2012		2011		2010	
	High	**Low**	High	Low	High	Low
Ranges used						
Risk-free interest rate	**1.62 %**	**1.62**	3.10	3.10	3.23	3.23
Dividend yield	**4.00**	**4.00**	4.00	4.00	4.00	4.00
Volatility factor	**33.30**	**33.30**	33.40	33.40	33.80	33.80

Expected volatility above was based on historical volatility of the company's stock using ConocoPhillips end-of-week closing stock prices over a period commensurate with the expected life of the options granted. We periodically calculate the average period of time lapsed between grant dates and exercise dates of past grants to estimate the expected life of new option grants. Due to the separation of our Downstream business, our calculation of expected volatility for grants of options in 2013 will be based on a three-year average historical stock price volatility of a group of peer companies.

Stock Unit Program—Generally, restricted stock units are granted annually under the provisions of the Plan and vest ratably, with one-third of the units vesting in 36 months, one-third vesting in 48 months, and the final third vesting 60 months from the date of grant. Beginning with restricted stock units granted in 2013, the general vesting schedule will accelerate with units vesting 36 months from the date of grant. In addition, beginning in 2012, restricted stock units are granted under the Plan for a variable long-term incentive program, with one-third of units vesting in 12 months, one-third vesting in 24 months, and the final one-third vesting 36 months from the date of grant. Restricted stock units are also granted ad hoc to attract or retain key personnel, and the terms and conditions under which these restricted stock units vest vary by award. Upon vesting, the units are settled by issuing one share of ConocoPhillips common stock per unit. Units awarded to certain employees already eligible for retirement vest six months from the grant date, but those units are not issued as shares until the end of the normal vesting period. Until issued as stock, most recipients of the units receive a quarterly cash payment of a dividend equivalent that is charged to retained earnings. The grant date fair value of these units is deemed equal to the average ConocoPhillips stock price on the date of grant. The grant date fair market value of units that do not receive a dividend equivalent while unvested is deemed equal to the average ConocoPhillips stock price on the grant date, less the net present value of the dividends that will not be received.

The following summarizes our stock unit activity for the year ended December 31, 2012:

	Stock Units	Weighted-Average Grant-Date Fair Value	Millions of Dollars Total Fair Value
Outstanding at December 31, 2011	8,728,958	$ 55.41	
Granted	**5,911,369**	**60.62**	
Forfeited	**(319,691)**	**52.70**	
Issued	**(2,755,134)**		**$ 187**
Awards surrendered, as a result of the separation	**(2,368,520)**	**59.56**	
Awards granted in conversion, as a result of the separation	**2,280,140**	**45.00**	
Outstanding at December 31, 2012	**11,477,122**	**$ 46.58**	
Not Vested at December 31, 2012	**8,659,344**	**$ 47.63**	

At December 31, 2012, the remaining unrecognized compensation cost from the unvested units was $279 million, which will be recognized over a weighted-average period of 2.54 years, the longest period being 7.34 years. The weighted-average grant date fair value of stock unit awards granted during 2011 and 2010 was

$67.54 and $46.38, respectively. The total fair value of stock units issued during 2011 and 2010 was $109 million and $79 million respectively.

Performance Share Program—Under the Plan, we also annually grant to senior management restricted performance share units (PSUs) that do not vest until either (i) with respect to awards for performance periods beginning before 2009, the employee becomes eligible for retirement by reaching age 55 with five years of service or (ii) with respect to awards for performance periods beginning in 2009, five years after the grant date of the award (although recipients can elect to defer the lapsing of restrictions until retirement after reaching age 55 with five years of service), so we recognize compensation expense for these awards beginning on the date of grant and ending on the date the PSUs are scheduled to vest. Since these awards are authorized three years prior to the grant date, for employees eligible for such retirement by or shortly after the grant date, we recognize compensation expense over the period beginning on the date of authorization and ending on the date of grant. These PSUs are settled by issuing one share of ConocoPhillips common stock per unit. Until issued as stock, recipients of the PSUs receive a quarterly cash payment of a dividend equivalent that is charged to retained earnings. In its current form, the first grant of PSUs under this program was in 2006.

During 2012, performance share awards previously authorized but not yet granted prior to the separation with our Downstream business were granted and a pro-rata number of performance share stock units were awarded to the employee participants.

The following summarizes our Performance Share Program activity for the year ended December 31, 2012:

	Stock Units	Weighted-Average Grant-Date Fair Value	Millions of Dollars Total Fair Value
Outstanding at December 31, 2011	3,517,761	$ 64.35	
Granted	**2,812,828**	**74.16**	
Forfeited	**(4,893)**	**63.18**	
Issued	**(1,141,412)**		**$ 71**
Outstanding at December 31, 2012	**5,184,284**	**$ 51.54**	
Not Vested at December 31, 2012	**1,628,706**	**$ 52.79**	

At December 31, 2012, the remaining unrecognized compensation cost from unvested performance share awards was $45 million, which includes $11 million related to unvested performance share awards tied to Phillips 66 stock held by ConocoPhillips employees, which will be recognized over a weighted-average period of 3.83 years, the longest period being 8.19 years. The weighted-average grant date fair value of performance share units granted during 2011 and 2010 was $70.57 and $48.39, respectively. The total fair value of performance share units issued during 2011 and 2010 was $37 million and $12 million respectively.

Other—In addition to the above active programs, we have outstanding shares of restricted stock and restricted stock units that were either issued to replace awards held by employees of companies we acquired or issued as part of a compensation program that has been discontinued. Generally, the recipients of the restricted shares or units receive a quarterly dividend or dividend equivalent.

The following summarizes the aggregate activity of these restricted shares and units for the year ended December 31, 2012:

	Stock Units	Weighted-Average Grant-Date Fair Value	Millions of Dollars Total Fair Value
Outstanding at December 31, 2011	2,587,915	$ 33.49	
Granted	**86,701**	**63.54**	
Forfeited	**(205,701)**	**24.20**	
Issued	**(1,336,359)**		**$ 73**
Outstanding at December 31, 2012	**1,132,556**	**$ 27.34**	
Not Vested at December 31, 2012	**-**		

At December 31, 2012, all outstanding restricted stock and restricted stock units were fully vested and there was no remaining compensation cost to be recorded. The weighted-average grant date fair value of restricted shares and units granted during 2011 and 2010 was $70.25 and $53.33, respectively. The total fair value of restricted shares and units issued during 2011 and 2010 was $10 million and $9 million respectively.

Note 20—Income Tax

Income taxes charged to income from continuing operations were:

	Millions of Dollars		
	2012	2011	2010
Income Taxes			
Federal			
Current	**$ 63**	1,066	1,231
Deferred	**624**	285	148
Foreign			
Current	**6,255**	6,400	7,050
Deferred	**744**	48	(1,120)
State and local			
Current	**231**	308	255
Deferred	**25**	101	6
	$ 7,942	8,208	7,570

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Major components of deferred tax liabilities and assets at December 31 were:

		Millions of Dollars	
		2012	2011
Deferred Tax Liabilities			
PP&E and intangibles	$	**18,826**	21,159
Investment in joint ventures		**872**	2,943
Inventory		**76**	-
Partnership income deferral		**343**	363
Other		**793**	703
Total deferred tax liabilities		**20,910**	25,168
Deferred Tax Assets			
Benefit plan accruals		**1,760**	2,063
Asset retirement obligations and accrued environmental costs		**3,954**	4,254
Inventory		**-**	43
Deferred state income tax		**77**	299
Other financial accruals and deferrals		**544**	618
Loss and credit carryforwards		**2,062**	1,608
Other		**398**	692
Total deferred tax assets		**8,795**	9,577
Less valuation allowance		**(1,345)**	(1,487)
Net deferred tax assets		**7,450**	8,090
Net deferred tax liabilities	$	**13,460**	17,078

Current assets, long-term assets, current liabilities and long-term liabilities included deferred taxes of $461 million, $222 million, $958 million and $13,185 million, respectively, at December 31, 2012, and $788 million, $183 million, $9 million and $18,040 million, respectively, at December 31, 2011. The reduction in net deferred tax liabilities from 2011 to 2012 was primarily due to the separation of our Downstream business. See Note 2—Discontinued Operations for more information.

We have loss and credit carryovers in multiple taxing jurisdictions. These attributes generally expire between 2013 and 2032 with some carryovers having indefinite carryforward periods.

Valuation allowances have been established to reduce deferred tax assets to an amount that will, more likely than not, be realized. During 2012, valuation allowances decreased a total of $142 million. This reflects decreases of $516 million primarily related to the separation of our Downstream business, asset relinquishment and utilization of loss carryforwards, partially offset by increases of $374 million, primarily related to U.S. foreign tax credit and foreign and state loss carryforwards. Based on our historical taxable income, expectations for the future, and available tax-planning strategies, management expects remaining net deferred tax assets will be realized as offsets to reversing deferred tax liabilities and as offsets to the tax consequences of future taxable income.

At December 31, 2012 and 2011, income considered to be permanently reinvested in certain foreign subsidiaries and foreign corporate joint ventures totaled approximately $2,286 million and $4,227 million, respectively. Deferred income taxes have not been provided on this income, as we do not plan to initiate any action that would require the payment of income taxes. It is not practicable to estimate the amount of additional tax that might be payable on this foreign income if distributed.

The following table shows a reconciliation of the beginning and ending unrecognized tax benefits for 2012, 2011 and 2010:

	Millions of Dollars		
	2012	2011	2010
Balance at January 1	$ **1,071**	1,125	1,208
Additions based on tax positions related to the current year	**98**	46	63
Additions for tax positions of prior years	**48**	145	344
Reductions for tax positions of prior years	**(206)**	(35)	(199)
Settlements	**(108)**	(206)	(215)
Lapse of statute	**(31)**	(4)	(76)
Balance at December 31	$ **872**	1,071	1,125

Included in the balance of unrecognized tax benefits for 2012, 2011 and 2010 were $650 million, $815 million and $914 million, respectively, which, if recognized, would impact our effective tax rate.

At December 31, 2012, 2011 and 2010, accrued liabilities for interest and penalties totaled $129 million, $141 million and $171 million, respectively, net of accrued income taxes. Interest and penalties resulted in a benefit to earnings in 2012 of $9 million, a charge to earnings in 2011 of $10 million, and a benefit to earnings in 2010 of $2 million.

We and our subsidiaries file tax returns in the U.S. federal jurisdiction and in many foreign and state jurisdictions. Audits in major jurisdictions are generally complete as follows: United Kingdom (2009), Canada (2005), United States (2008) and Norway (2011). Issues in dispute for audited years and audits for subsequent years are ongoing and in various stages of completion in the many jurisdictions in which we operate around the world. As a consequence, the balance in unrecognized tax benefits can be expected to fluctuate from period to period. It is reasonably possible such changes could be significant when compared with our total unrecognized tax benefits, but the amount of change is not estimable.

The amounts of U.S. and foreign income from continuing income before income taxes, with a reconciliation of tax at the federal statutory rate with the provision for income taxes, were:

	Millions of Dollars			Percent of Pretax Income		
	2012	2011	2010	**2012**	2011	2010
Income before income taxes from continuing operations						
United States	$ **4,070**	4,762	3,872	**26.4 %**	30.9	21.7
Foreign	**11,353**	10,634	14,003	**73.6**	69.1	78.3
	$ **15,423**	15,396	17,875	**100.0 %**	100.0	100.0
Federal statutory income tax	$ **5,398**	5,389	6,256	**35.0 %**	35.0	35.0
Foreign taxes in excess of federal statutory rate	**2,878**	2,658	1,238	**18.6**	17.3	6.9
Capital loss benefit	**(461)**	-	-	**(3.0)**	-	-
Federal manufacturing deduction	**(52)**	(73)	(75)	**(0.3)**	(0.5)	(0.4)
State income tax	**166**	266	170	**1.1**	1.7	0.9
Other	**13**	(32)	(19)	**0.1**	(0.2)	(0.1)
	$ **7,942**	8,208	7,570	**51.5 %**	53.3	42.3

The change in the effective tax rate from 2011 to 2012 was primarily due to the effect of the Company's asset disposition program, partially offset by higher income in high tax jurisdictions in 2012. The change in the effective tax rate from 2010 to 2011 was primarily due to tax benefits associated with asset dispositions occurring in 2010.

In the United Kingdom, legislation was enacted on July 17, 2012, restricting corporate tax relief on decommissioning costs to 50 percent, retroactively effective from March 21, 2012. Our 2012 earnings were reduced by $192 million due to remeasurement of deferred tax balances as of the effective date.

In the United Kingdom, legislation was enacted on July 19, 2011, which increased the supplementary corporate tax rate applicable to U.K. Upstream activity from 20 to 32 percent, retroactively effective from March 24, 2011. This resulted in the overall U.K. corporate rate increasing from 50 percent to 62 percent. The enactment resulted in increased U.K. corporate income tax expense of $316 million in 2011. This is comprised of $106 million due to remeasurement of U.K. deferred tax liabilities, and $210 million to reflect the new rate from March 24, 2011, through December 31, 2011.

Statutory tax rate changes did not have a significant impact on our income tax expense in 2010.

Note 21—Accumulated Other Comprehensive Income

Accumulated other comprehensive income in the equity section of the balance sheet included:

	Millions of Dollars				
	Defined Benefit Plans	Net Unrealized Gain on Securities	Foreign Currency Translation	Hedging	Accumulated Other Comprehensive Income (Loss)
December 31, 2009	$ (1,504)	-	4,736	(7)	3,225
Other comprehensive income	146	158	1,404	-	1,708
December 31, 2010	(1,358)	158	6,140	(7)	4,933
Other comprehensive income (loss)	(613)	(158)	(917)	1	(1,687)
December 31, 2011	(1,971)	-	5,223	(6)	3,246
Other comprehensive income (loss)	**(137)**	**-**	**758**	**6**	**627**
Separation of Downstream business	**683**	**-**	**(469)**	**-**	**214**
December 31, 2012	**$ (1,425)**	**-**	**5,512**	**-**	**4,087**

Note 22—Cash Flow Information

Amounts included in continuing operations for the years ended December 31 were:

	Millions of Dollars		
	2012	2011	2010
Noncash Investing and Financing Activities			
Increase in PP&E related to an increase in asset retirement obligations	$ **1,010** *	182	808
Cash Payments			
Interest	$ **724**	919	1,120
Income taxes	**8,568**	10,285	8,262
Net Sales (Purchases) of Short-Term Investments			
Short-term investments purchased	$ **(497)**	(6,744)	(982)
Short-term investments sold	**1,094**	7,144	-
	$ **597**	400	(982)

**Includes $152 million primarily related to U.K. tax law changes on the deductibility of decommissioning costs.*

Note 23—Other Financial Information

Amounts included in continuing operations for the years ended December 31 were:

	Millions of Dollars Except Per Share Amounts		
	2012	2011	2010
Interest and Debt Expense			
Incurred			
Debt	$ **1,170**	1,230	1,401
Other	**154**	212	237
	1,324	1,442	1,638
Capitalized	**(615)**	(488)	(471)
Expensed	$ **709**	954	1,167
Other Income			
Interest income	$ **163**	170	135
Other, net	**306**	94	46
	$ **469**	264	181
Research and Development Expenditures—expensed	$ **221**	193	172
Shipping and Handling Costs*	$ **1,338**	1,394	1,369

**Amounts included in production and operating expenses.*

	2012	2011	2010
Foreign Currency Transaction (Gains) Losses—after-tax			
Alaska	$ **-**	-	-
Lower 48 and Latin America	**-**	-	1
Canada	**5**	(3)	10
Europe	**21**	7	20
Asia Pacific and Middle East	**29**	(23)	(96)
Other International	**1**	3	4
LUKOIL Investment	**-**	(1)	15
Corporate and Other	**2**	(16)	7
	$ **58**	(33)	(39)

	Millions of Dollars	
	2012	2011
Properties, Plants and Equipment		
Proved properties	$ **111,458***	111,044
Unproved properties	**8,257 ***	7,846
Discontinued operations—Downstream business	**-**	23,566
Other	**6,464**	6,753
Gross properties, plants and equipment	**126,179**	149,209
Accumulated depreciation	**(58,916)**	(65,029)
Net properties, plants and equipment	$ **67,263**	84,180

**Excludes assets held for sale reclassified to prepaid expenses and other current assets, including proved properties of $11,075 million and unproved properties of $234 million.*

Note 24—Related Party Transactions

We consider our equity method investments to be related parties. Significant transactions with related parties were:

	Millions of Dollars		
	2012	2011	2010
Operating revenues and other income	$ **59**	49	18
Gains on dispositions*	**-**	-	1,149
Purchases	**261**	327	656
Operating expenses and selling, general and administrative expenses	**183**	233	238
Net interest expense**	**38**	61	75

**During 2010, we sold a portion of our LUKOIL shares under a stock purchase and option agreement with a wholly owned subsidiary of LUKOIL, resulting in a before-tax gain of $1,149 million. Beginning in the fourth quarter of 2010, transactions with LUKOIL and its subsidiaries were no longer considered related party transactions. See Note 5—Assets Held for Sale or Sold, for additional information.*

***We paid interest to, or received interest from, various affiliates, including FCCL Partnership. See Note 6—Investments, Loans and Long-Term Receivables, for additional information on loans to affiliated companies.*

Note 25—Segment Disclosures and Related Information

We explore for, produce, transport and market crude oil, bitumen, natural gas, LNG and natural gas liquids on a worldwide basis. We manage our operations through six operating segments, which are defined by geographic region: Alaska, Lower 48 and Latin America, Canada, Europe, Asia Pacific and Middle East, and Other International.

On April 30, 2012, our Downstream business was separated into a stand-alone, publicly traded corporation, Phillips 66. In 2012, we also agreed to sell our Nigerian and Algerian businesses and our interest in Kashagan. As such, results for these operations have been reported as discontinued operations in all periods presented. Commodity sales to Phillips 66, which were previously eliminated in consolidation prior to the separation, are now reported as third-party sales. For additional information, see Note 2—Discontinued Operations.

Our LUKOIL Investment represents our prior investment in the ordinary shares of OAO LUKOIL, an international, integrated oil and gas company headquartered in Russia. We completed the divestiture of our entire interest in LUKOIL in the first quarter of 2011.

Corporate and Other represents costs not directly associated with an operating segment, such as most interest expense, corporate overhead, ongoing costs associated with the separation and certain technology activities, net of licensing revenues. Corporate assets include all cash and cash equivalents, short-term investments and restricted cash.

We evaluate performance and allocate resources based on net income attributable to ConocoPhillips. Segment accounting policies are the same as those in Note 1—Accounting Policies. Intersegment sales are at prices that approximate market.

Analysis of Results by Operating Segment

		Millions of Dollars		
		2012	2011	2010
Sales and Other Operating Revenues				
Alaska	$	**9,502**	9,533	7,462
Lower 48 and Latin America		**19,600**	23,507	21,980
Intersegment eliminations		**(230)**	(283)	(180)
Lower 48 and Latin America		**19,370**	23,224	21,800
Canada		**5,028**	6,270	6,147
Intersegment eliminations		**(475)**	(944)	(797)
Canada		**4,553**	5,326	5,350
Europe		**14,709**	17,119	12,819
Intersegment eliminations		**(72)**	(50)	(17)
Europe		**14,637**	17,069	12,802
Asia Pacific and Middle East		**7,705**	8,665	7,161
Intersegment eliminations		**(41)**	(1)	(1)
Asia Pacific and Middle East		**7,664**	8,664	7,160
Other International		**2,088**	221	1,543
LUKOIL Investment		**-**	-	-
Corporate and Other		**153**	159	98
Consolidated sales and other operating revenues	$	**57,967**	64,196	56,215
Depreciation, Depletion, Amortization and Impairments				
Alaska	$	**520**	578	626
Lower 48 and Latin America		**2,796**	2,228	2,286
Canada		**1,600**	1,758	1,680
Europe		**1,203**	1,405	2,049
Asia Pacific and Middle East		**1,002**	1,063	1,329
Other International		**45**	8	44
LUKOIL Investment		**-**	-	-
Corporate and Other		**94**	108	71
Consolidated depreciation, depletion, amortization and impairments	$	**7,260**	7,148	8,085

	Millions of Dollars		
	2012	2011	2010
Equity in Earnings of Affiliates			
Alaska	$ **10**	(77)	8
Lower 48 and Latin America	**86**	99	80
Canada	**726**	677	505
Europe	**29**	46	41
Asia Pacific and Middle East	**1,057**	819	(17)
Other International	**6**	(324)	(532)
LUKOIL Investment	**-**	-	1,295
Corporate and Other	**(3)**	(1)	(4)
Consolidated equity in earnings of affiliates	$ **1,911**	1,239	1,376
Income Taxes			
Alaska	$ **1,266**	1,171	1,017
Lower 48 and Latin America	**133**	741	595
Canada	**(252)**	(45)	215
Europe	**4,012**	4,459	3,118
Asia Pacific and Middle East	**1,578**	1,887	1,340
Other International	**1,485**	162	1,170
LUKOIL Investment	**-**	123	505
Corporate and Other	**(280)**	(290)	(390)
Consolidated income taxes	$ **7,942**	8,208	7,570
Net Income Attributable to ConocoPhillips			
Alaska	$ **2,276**	1,984	1,727
Lower 48 and Latin America	**1,029**	1,288	1,029
Canada	**(684)**	91	2,902
Europe	**1,498**	1,830	1,703
Asia Pacific and Middle East	**3,928**	3,032	2,099
Other International	**359**	(377)	(418)
LUKOIL Investment	**-**	239	2,513
Corporate and Other	**(993)**	(960)	(1,304)
Discontinued operations	**1,015**	5,309	1,107
Consolidated net income attributable to ConocoPhillips	$ **8,428**	12,436	11,358
Investments In and Advances To Affiliates			
Alaska	$ **56**	58	143
Lower 48 and Latin America	**1,133**	1,168	1,190
Canada	**9,973**	9,045	8,675
Europe	**242**	195	211
Asia Pacific and Middle East	**12,468**	11,571	11,335
Other International	**61**	339	813
LUKOIL Investment	**-**	-	-
Corporate and Other	**15**	9	-
Discontinued operations	**-**	10,275	9,868
Consolidated investments in and advances to affiliates	$ **23,948**	32,660	32,235

	Millions of Dollars		
	2012	2011	2010
Total Assets			
Alaska	$ **10,950**	10,723	10,832
Lower 48 and Latin America	**28,895**	25,872	24,213
Canada	**22,308**	20,847	21,168
Europe	**15,562**	12,452	11,335
Asia Pacific and Middle East	**23,721**	22,374	21,853
Other International	**1,418**	1,542	2,050
LUKOIL Investment	**-**	-	1,129
Corporate and Other	**6,823**	8,485	11,974
Discontinued operations	**7,467**	50,935	51,760
Consolidated total assets	$ **117,144**	153,230	156,314
Capital Expenditures and Investments			
Alaska	$ **828**	774	729
Lower 48 and Latin America	**5,251**	3,882	1,790
Canada	**2,184**	1,761	1,356
Europe	**2,860**	2,222	1,190
Asia Pacific and Middle East	**2,430**	2,325	2,157
Other International	**415**	8	127
LUKOIL Investment	**-**	-	-
Corporate and Other	**204**	242	186
Consolidated capital expenditures and investments	$ **14,172**	11,214	7,535
Interest Income and Expense			
Interest income			
Corporate	$ **96**	94	54
Lower 48 and Latin America	**47**	51	54
Asia Pacific and Middle East	**11**	7	8
Other International	**9**	18	19
Interest and debt expense			
Corporate	$ **606**	832	1,027
Canada	**103**	122	140
Sales and Other Operating Revenues by Product			
Crude oil	$ **26,302**	24,237	20,840
Natural gas	**25,163**	29,915	28,550
Natural gas liquids	**2,416**	3,101	2,817
Other*	**4,086**	6,943	4,008
Consolidated sales and other operating revenues by product	$ **57,967**	64,196	56,215

**Includes LNG and bitumen.*

Geographic Information

	Millions of Dollars					
	Sales and Other Operating Revenues*			Long-Lived Assets**		
	2012	2011	2010	**2012**	2011	2010
United States	$ **28,901**	32,790	29,305	**35,443**	33,750	32,246
Australia***	**3,371**	3,458	2,789	**13,483**	12,572	12,461
Canada	**4,553**	5,326	5,350	**21,304**	20,083	20,439
China	**1,499**	2,154	1,870	**2,408**	2,449	2,656
Indonesia	**2,198**	2,076	1,696	**1,662**	1,726	1,745
Norway	**5,059**	5,755	4,692	**7,288**	5,918	5,664
United Kingdom	**9,578**	11,314	8,110	**4,480**	3,257	2,975
Other foreign countries	**2,808**	1,323	2,403	**5,143**	5,107	5,231
Discontinued operations	**-**	-	-	**-**	31,978	31,372
Worldwide consolidated	$ **57,967**	64,196	56,215	**91,211**	116,840	114,789

**Sales and other operating revenues are attributable to countries based on the location of the operations generating the revenues.*

***Defined as net PP&E plus investments in and advances to affiliated companies.*

****Includes amounts related to the joint petroleum development area with shared ownership held by Australia and Timor-Leste.*

Oil and Gas Operations (Unaudited)

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 932, "Extractive Activities—Oil and Gas," and regulations of the U.S. Securities and Exchange Commission (SEC), we are making certain supplemental disclosures about our oil and gas exploration and production operations.

These disclosures include information about our consolidated oil and gas activities and our proportionate share of our equity affiliates' oil and gas activities, covering both those in our operating segments, as well as in our LUKOIL Investment segment. As a result, for periods prior to 2011, amounts reported as equity affiliates in Oil and Gas Operations may differ from those shown in the individual segment disclosures reported elsewhere in this report.

Our proved reserves include estimated quantities related to production sharing contracts (PSCs), which are reported under the "economic interest" method and are subject to fluctuations in commodity prices; recoverable operating expenses; and capital costs. If costs remain stable, reserve quantities attributable to recovery of costs will change inversely to changes in commodity prices. For example, if prices increase, then our applicable reserve quantities would decline. At December 31, 2012, approximately 9 percent of our total proved reserves were under PSCs, primarily in our Asia Pacific/Middle East geographic reporting area.

Our disclosures by geographic area include the United States, Canada, Europe (primarily Norway and the United Kingdom), Russia, Asia Pacific/Middle East, Africa and Other Areas. Other Areas primarily consists of the Caspian Region.

In the following disclosures, the synthetic oil classification included our past Syncrude mining operations, and the bitumen classification includes our Surmont operations and the FCCL Partnership. In June 2010, we sold our interest in the Syncrude Canada Ltd. joint venture; accordingly, as of December 31, 2010, we no longer held synthetic oil reserves.

On July 28, 2010, we announced our intention to sell our entire interest in LUKOIL over a period of time through the end of 2011. As a result of this sell down of our interest, at the end of the third quarter of 2010 we ceased using equity-method accounting for our investment in LUKOIL. Accordingly, the supplemental oil and gas disclosures reflect activity for LUKOIL through June 30, 2010, which, on a lag basis, results in three quarters of activity being included in the year 2010 (the fourth quarter of 2009 and the first two quarters of 2010). Since the proved reserves tables are not on a lag basis, they reflect activity for the first three quarters of 2010, at which point LUKOIL's reserves were removed from our reserve quantities.

During the fourth quarter of 2012, we agreed to sell our interest in Kashagan, and the Algeria and Nigeria businesses, with closing on all three transactions expected by mid-2013. These businesses were considered held for sale at December 31, 2012, and have been reported as discontinued operations. Accordingly, the Results of Operations, Average Sales Prices and Net Production tables included within the supplemental oil and gas disclosures reflect the associated earnings and production as discontinued operations.

In January 2013, we entered into an agreement to sell the majority of our properties in the Cedar Creek Anticline, with closing expected in the first quarter of 2013. At December 31, 2012, the asset was considered held for sale.

The proved reserves associated with all these assets held for sale at December 31, 2012, totaled 364 million barrels of oil equivalent (BOE) and are reflected in the following reserves tables.

Reserves Governance

The recording and reporting of proved reserves are governed by criteria established by regulations of the SEC and FASB. Proved reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Proved reserves are further classified as either developed or undeveloped. Proved developed reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well, and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

We have a companywide, comprehensive, SEC-compliant internal policy that governs the determination and reporting of proved reserves. This policy is applied by the geologists and reservoir engineers in our Exploration and Production (E&P) business units around the world. As part of our internal control process, each business unit's reserve processes and controls are reviewed annually by an internal team which is headed by the Company's Manager of Reserves Compliance and Reporting. This team, composed of internal reservoir engineers, geologists, finance personnel and a senior representative from DeGolyer and MacNaughton (D&M), reviews the business units' reserves for adherence to SEC guidelines and company policy through on-site visits and review of documentation. In addition to providing independent reviews, this internal team also ensures reserves are calculated using consistent and appropriate standards and procedures. This team is independent of business unit line management and is responsible for reporting its findings to senior management and our internal audit group. The team is responsible for communicating our reserves policy and procedures and is available for internal peer reviews and consultation on major projects or technical issues throughout the year. All of our proved reserves held by consolidated companies and our share of equity affiliates have been estimated by ConocoPhillips.

During 2012, our processes and controls used to assess over 90 percent of proved reserves as of December 31, 2012, were reviewed by D&M, a third-party petroleum engineering consulting firm. The purpose of their review was to assess whether the adequacy and effectiveness of our internal processes and controls used to determine estimates of proved reserves are in accordance with SEC regulations. In such review, ConocoPhillips' technical staff presented D&M with an overview of the reserves data, as well as the methods and assumptions used in estimating reserves. The data presented included pertinent seismic information, geologic maps, well logs, production tests, material balance calculations, reservoir simulation models, well performance data, operating procedures and relevant economic criteria. Management's intent in retaining D&M to review its processes and controls was to provide objective third-party input on these processes and controls. D&M's opinion was that the general processes and controls employed by ConocoPhillips in estimating its December 31, 2012, proved reserves for the properties reviewed are in accordance with the SEC reserves definitions. D&M's report is included as Exhibit 99 of this Annual Report on Form 10-K.

The technical person primarily responsible for overseeing the processes and internal controls used in the preparation of the company's reserve estimates is the Manager of Reserves Compliance and Reporting. This individual is a petroleum engineer with a bachelor's degree in civil engineering. He is a member of the Society of Petroleum Engineers (SPE) with over 30 years of oil and gas industry experience, including drilling and production engineering assignments in several field locations. He has held positions of increasing responsibility in reservoir engineering, reserves reporting and compliance, and business management.

Engineering estimates of the quantities of proved reserves are inherently imprecise. See the "Critical Accounting Estimates" section of Management's Discussion and Analysis of Financial Condition and Results of Operations for additional discussion of the sensitivities surrounding these estimates.

Proved Reserves

Years Ended December 31	Crude Oil									
	Millions of Barrels									
	Alaska	Lower 48	Total U.S.	Canada	Europe	Russia	Asia Pacific/ Middle East	Africa	Other Areas	Total
Developed and Undeveloped										
Consolidated operations										
End of 2009	1,104	253	1,357	29	469	-	289	267	108	2,519
Revisions	60	14	74	3	26	-	10	2	-	115
Improved recovery	51	2	53	-	-	-	1	-	-	54
Purchases	-	-	-	-	-	-	-	-	-	-
Extensions and discoveries	17	27	44	1	14	-	7	10	-	76
Production	(79)	(30)	(109)	(5)	(72)	-	(44)	(27)	-	(257)
Sales	-	(5)	(5)	(6)	-	-	-	-	-	(11)
End of 2010	1,153	261	1,414	22	437	-	263	252	108	2,496
Revisions	69	18	87	4	(5)	-	(6)	4	-	84
Improved recovery	14	3	17	1	49	-	13	-	-	80
Purchases	-	-	-	-	-	-	-	-	-	-
Extensions and discoveries	21	56	77	2	99	-	8	-	-	186
Production	(73)	(34)	(107)	(4)	(60)	-	(36)	(13)	-	(220)
Sales	-	(8)	(8)	(1)	-	-	-	-	-	(9)
End of 2011	1,184	296	1,480	24	520	-	242	243	108	2,617
Revisions	(2)	11	9	2	28	-	13	2	-	54
Improved recovery	12	4	16	-	-	-	-	-	-	16
Purchases	-	-	-	-	-	-	-	-	-	-
Extensions and discoveries	22	183	205	3	3	-	32	7	-	250
Production	(68)	(47)	(115)	(5)	(49)	-	(25)	(23)	-	(217)
Sales	-	-	-	-	(15)	-	(21)	-	-	(36)
End of 2012	1,148	447	1,595	24	487	-	241	229	108	2,684
Equity affiliates										
End of 2009	-	-	-	-	-	1,586	68	-	-	1,654
Revisions	-	-	-	-	-	6	35	-	-	41
Improved recovery	-	-	-	-	-	-	-	-	-	-
Purchases	-	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	(114)	(1)	-	-	(115)
Sales	-	-	-	-	-	(1,403)	-	-	-	(1,403)
End of 2010	-	-	-	-	-	75	102	-	-	177
Revisions	-	-	-	-	-	(37)	-	-	-	(37)
Improved recovery	-	-	-	-	-	-	-	-	-	-
Purchases	-	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	(11)	(5)	-	-	(16)
Sales	-	-	-	-	-	-	-	-	-	-
End of 2011	-	-	-	-	-	27	97	-	-	124
Revisions	-	-	-	-	-	1	-	-	-	1
Improved recovery	-	-	-	-	-	-	-	-	-	-
Purchases	-	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	(5)	(6)	-	-	(11)
Sales	-	-	-	-	-	(19)	-	-	-	(19)
End of 2012	-	-	-	-	-	4	91	-	-	95
Total company										
End of 2009	1,104	253	1,357	29	469	1,586	357	267	108	4,173
End of 2010	1,153	261	1,414	22	437	75	365	252	108	2,673
End of 2011	1,184	296	1,480	24	520	27	339	243	108	2,741
End of 2012	1,148	447	1,595	24	487	4	332	229	108	2,779

Years Ended December 31	Crude Oil									
	Millions of Barrels									
	Alaska	Lower 48	Total U.S.	Canada	Europe	Russia	Asia Pacific/ Middle East	Africa	Other Areas	Total
Developed										
Consolidated operations										
End of 2009	1,015	226	1,241	28	287	-	180	246	-	1,982
End of 2010	1,024	223	1,247	21	270	-	181	235	-	1,954
End of 2011	1,056	234	1,290	22	296	-	156	232	-	1,996
End of 2012	1,017	271	1,288	23	267	-	136	217	-	1,931
Equity affiliates										
End of 2009	-	-	-	-	-	1,199	-	-	-	1,199
End of 2010	-	-	-	-	-	73	102	-	-	175
End of 2011	-	-	-	-	-	27	97	-	-	124
End of 2012	-	-	-	-	-	4	91	-	-	95
Undeveloped										
Consolidated operations										
End of 2009	89	27	116	1	182	-	109	21	108	537
End of 2010	129	38	167	1	167	-	82	17	108	542
End of 2011	128	62	190	2	224	-	86	11	108	621
End of 2012	131	176	307	1	220	-	105	12	108	753
Equity affiliates										
End of 2009	-	-	-	-	-	387	68	-	-	455
End of 2010	-	-	-	-	-	2	-	-	-	2
End of 2011	-	-	-	-	-	-	-	-	-	-
End of 2012	-	-	-	-	-	-	-	-	-	-

Notable changes in proved crude oil reserves in the three years ended December 31, 2012, included:

- *Extensions and discoveries*: In 2012, extensions and discoveries in Lower 48 were primarily due to continued drilling success in Eagle Ford and Bakken. In 2011, extensions and discoveries in Europe were primarily due to the sanctioning of the Ekofisk South and Clair Ridge developments in the North Sea.

- *Sales*: In 2010, for our equity affiliates in Russia, sales were primarily due to the disposition of our interest in LUKOIL.

Years Ended December 31	Natural Gas Liquids									
	Millions of Barrels									
	Alaska	Lower 48	Total U.S.	Canada	Europe	Russia	Asia Pacific/ Middle East	Africa	Other Areas	Total
Developed and Undeveloped										
Consolidated operations										
End of 2009	116	432	548	52	32	-	43	-	-	675
Revisions	21	(6)	15	12	2	-	(3)	19	-	45
Improved recovery	-	-	-	-	-	-	4	-	-	4
Purchases	-	1	1	-	-	-	-	-	-	1
Extensions and discoveries	-	3	3	3	4	-	-	-	-	10
Production	(5)	(25)	(30)	(9)	(6)	-	(7)	(1)	-	(53)
Sales	-	(17)	(17)	-	-	-	-	-	-	(17)
End of 2010	132	388	520	58	32	-	37	18	-	665
Revisions	1	27	28	6	2	-	(1)	1	-	36
Improved recovery	-	-	-	-	2	-	-	-	-	2
Purchases	-	1	1	-	-	-	-	-	-	1
Extensions and discoveries	-	12	12	2	3	-	-	-	-	17
Production	(6)	(26)	(32)	(9)	(4)	-	(5)	(1)	-	(51)
Sales	-	-	-	-	-	-	-	-	-	-
End of 2011	127	402	529	57	35	-	31	18	-	670
Revisions	1	(10)	(9)	1	(2)	-	(3)	-	-	(13)
Improved recovery	-	-	-	-	-	-	-	-	-	-
Purchases	-	1	1	-	-	-	-	-	-	1
Extensions and discoveries	-	40	40	3	-	-	-	-	-	43
Production	(6)	(30)	(36)	(9)	(2)	-	(6)	(1)	-	(54)
Sales	-	-	-	-	(1)	-	-	-	-	(1)
End of 2012	122	403	525	52	30	-	22	17	-	646
Equity affiliates										
End of 2009	-	-	-	-	-	18	38	-	-	56
Revisions	-	-	-	-	-	-	16	-	-	16
Improved recovery	-	-	-	-	-	-	-	-	-	-
Purchases	-	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	-
Sales	-	-	-	-	-	(18)	-	-	-	(18)
End of 2010	-	-	-	-	-	-	54	-	-	54
Revisions	-	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-	-
Purchases	-	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	(3)	-	-	(3)
Sales	-	-	-	-	-	-	-	-	-	-
End of 2011	-	-	-	-	-	-	51	-	-	51
Revisions	-	-	-	-	-	-	-	-	-	-
Improved recovery	-	-	-	-	-	-	-	-	-	-
Purchases	-	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	(3)	-	-	(3)
Sales	-	-	-	-	-	-	-	-	-	-
End of 2012	-	-	-	-	-	-	48	-	-	48
Total company										
End of 2009	116	432	548	52	32	18	81	-	-	731
End of 2010	132	388	520	58	32	-	91	18	-	719
End of 2011	127	402	529	57	35	-	82	18	-	721
End of 2012	122	403	525	52	30	-	70	17	-	694

Years Ended December 31	Natural Gas Liquids									
	Millions of Barrels									
	Alaska	Lower 48	Total U.S.	Canada	Europe	Russia	Asia Pacific/ Middle East	Africa	Other Areas	Total
Developed										
Consolidated operations										
End of 2009	115	332	447	49	25	-	41	-	-	562
End of 2010	131	311	442	54	20	-	37	16	-	569
End of 2011	126	330	456	52	21	-	31	16	-	576
End of 2012	121	335	456	49	17	-	22	15	-	559
Equity affiliates										
End of 2009	-	-	-	-	-	14	-	-	-	14
End of 2010	-	-	-	-	-	-	54	-	-	54
End of 2011	-	-	-	-	-	-	51	-	-	51
End of 2012	-	-	-	-	-	-	48	-	-	48
Undeveloped										
Consolidated operations										
End of 2009	1	100	101	3	7	-	2	-	-	113
End of 2010	1	77	78	4	12	-	-	2	-	96
End of 2011	1	72	73	5	14	-	-	2	-	94
End of 2012	1	68	69	3	13	-	-	2	-	87
Equity affiliates										
End of 2009	-	-	-	-	-	4	38	-	-	42
End of 2010	-	-	-	-	-	-	-	-	-	-
End of 2011	-	-	-	-	-	-	-	-	-	-
End of 2012	-	-	-	-	-	-	-	-	-	-

Notable changes in proved natural gas liquids reserves in the three years ended December 31, 2012, included:

- *Extensions and discoveries*: In 2012, extensions and discoveries in Lower 48 were primarily due to continued drilling success in Eagle Ford, Barnett and Bakken.

- *Sales*: In 2010, for our equity affiliates in Russia, sales were primarily due to the disposition of our interest in LUKOIL.

Years Ended December 31	Natural Gas									
	Billions of Cubic Feet									
	Alaska	Lower 48	Total U.S.	Canada	Europe	Russia	Asia Pacific/ Middle East	Africa	Other Areas	Total
Developed and Undeveloped										
Consolidated operations										
End of 2009	2,780	7,962	10,742	2,296	2,009	-	2,912	950	56	18,965
Revisions	155	365	520	309	86	-	(39)	36	-	912
Improved recovery	24	1	25	-	-	-	-	-	-	25
Purchases	-	9	9	-	-	-	-	-	-	9
Extensions and discoveries	4	122	126	84	89	-	24	-	-	323
Production	(101)	(663)	(764)	(358)	(323)	-	(289)	(60)	-	(1,794)
Sales	-	(179)	(179)	(26)	-	-	-	-	-	(205)
End of 2010	2,862	7,617	10,479	2,305	1,861	-	2,608	926	56	18,235
Revisions	186	15	201	134	70	-	(8)	9	-	406
Improved recovery	1	5	6	-	53	-	-	-	-	59
Purchases	-	7	7	1	-	-	-	-	-	8
Extensions and discoveries	3	171	174	78	158	-	192	-	-	602
Production	(92)	(616)	(708)	(338)	(246)	-	(277)	(63)	-	(1,632)
Sales	-	(11)	(11)	(67)	-	-	-	-	-	(78)
End of 2011	2,960	7,188	10,148	2,113	1,896	-	2,515	872	56	17,600
Revisions	(24)	(459)	(483)	(111)	96	-	113	109	2	(274)
Improved recovery	20	7	27	-	-	-	-	-	-	27
Purchases	-	9	9	2	-	-	-	-	-	11
Extensions and discoveries	4	447	451	75	36	-	14	2	-	578
Production	(90)	(595)	(685)	(313)	(208)	-	(263)	(70)	-	(1,539)
Sales	-	-	-	(2)	(14)	-	(31)	-	-	(47)
End of 2012	2,870	6,597	9,467	1,764	1,806	-	2,348	913	58	16,356
Equity affiliates										
End of 2009	-	-	-	-	-	2,705	2,577	-	-	5,282
Revisions	-	-	-	-	-	19	683	-	-	702
Improved recovery	-	-	-	-	-	-	-	-	-	-
Purchases	-	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	269	-	-	269
Production	-	-	-	-	-	(91)	(65)	-	-	(156)
Sales	-	-	-	-	-	(2,616)	-	-	-	(2,616)
End of 2010	-	-	-	-	-	17	3,464	-	-	3,481
Revisions	-	-	-	-	-	(11)	(76)	-	-	(87)
Improved recovery	-	-	-	-	-	-	-	-	-	-
Purchases	-	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	259	-	-	259
Production	-	-	-	-	-	(2)	(184)	-	-	(186)
Sales	-	-	-	-	-	-	(151)	-	-	(151)
End of 2011	-	-	-	-	-	4	3,312	-	-	3,316
Revisions	-	-	-	-	-	-	(75)	-	-	(75)
Improved recovery	-	-	-	-	-	-	-	-	-	-
Purchases	-	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	-	-	-	330	-	-	330
Production	-	-	-	-	-	(1)	(182)	-	-	(183)
Sales	-	-	-	-	-	(3)	(127)	-	-	(130)
End of 2012	-	-	-	-	-	-	3,258	-	-	3,258
Total company										
End of 2009	2,780	7,962	10,742	2,296	2,009	2,705	5,489	950	56	24,247
End of 2010	2,862	7,617	10,479	2,305	1,861	17	6,072	926	56	21,716
End of 2011	2,960	7,188	10,148	2,113	1,896	4	5,827	872	56	20,916
End of 2012	2,870	6,597	9,467	1,764	1,806	-	5,606	913	58	19,614

Years Ended December 31	Natural Gas									
	Billions of Cubic Feet									
	Alaska	Lower 48	Total U.S.	Canada	Europe	Russia	Asia Pacific/ Middle East	Africa	Other Areas	Total
Developed										
Consolidated operations										
End of 2009	2,744	6,633	9,377	2,173	1,772	-	2,537	889	-	16,748
End of 2010	2,785	6,399	9,184	2,134	1,529	-	2,136	865	-	15,848
End of 2011	2,907	6,194	9,101	1,932	1,439	-	1,932	738	-	15,142
End of 2012	2,805	5,737	8,542	1,684	1,290	-	1,696	846	-	14,058
Equity affiliates										
End of 2009	-	-	-	-	-	1,506	307	-	-	1,813
End of 2010	-	-	-	-	-	17	3,114	-	-	3,131
End of 2011	-	-	-	-	-	4	2,943	-	-	2,947
End of 2012	-	-	-	-	-	-	2,723	-	-	2,723
Undeveloped										
Consolidated operations										
End of 2009	36	1,329	1,365	123	237	-	375	61	56	2,217
End of 2010	77	1,218	1,295	171	332	-	472	61	56	2,387
End of 2011	53	994	1,047	181	457	-	583	134	56	2,458
End of 2012	65	860	925	80	516	-	652	67	58	2,298
Equity affiliates										
End of 2009	-	-	-	-	-	1,199	2,270	-	-	3,469
End of 2010	-	-	-	-	-	-	350	-	-	350
End of 2011	-	-	-	-	-	-	369	-	-	369
End of 2012	-	-	-	-	-	-	535	-	-	535

Natural gas production in the reserves table may differ from gas production (delivered for sale) in our statistics disclosure, primarily because the quantities above include gas consumed at the lease.

Natural gas reserves are computed at 14.65 pounds per square inch absolute and 60 degrees Fahrenheit.

Notable changes in proved natural gas reserves in the three years ended December 31, 2012, included:

- *Revisions*: In 2012, revisions in Lower 48 were primarily due to lower prices in 2012, versus 2011. In 2012, revisions in Canada were primarily due to lower prices in 2012, versus 2011, as well as improved well performance. In our consolidated operations in Asia Pacific/Middle East, revisions in 2012 were primarily due to development activities in various fields. Revisions in Africa in 2012 were primarily due the execution of a gas sales agreement. In 2010, revisions in Alaska, Lower 48 and Canada were primarily due to higher prices in 2010, versus 2009, as well as improved well performance.

- *Extensions and discoveries*: In 2012, 2011 and 2010, extensions and discoveries in Lower 48 were primarily due to continued drilling success in various fields. In 2012 and 2011, for our equity affiliate operations in Asia Pacific/Middle East, extensions and discoveries were primarily due to APLNG's ongoing development drilling onshore Australia. In 2010, extensions and discoveries in Canada were primarily due to continued drilling success in various fields.

- *Sales*: In 2012, for our equity affiliates in Asia Pacific/Middle East, sales were primarily due to the dilution of our interest in APLNG. In 2010, for our equity affiliates in Russia, sales were primarily due to the disposition of our interest in LUKOIL.

Years Ended December 31	Other Products	
	Millions of Barrels	
	Synthetic Oil	Bitumen
	Canada	Canada
Developed and Undeveloped		
Consolidated operations		
End of 2009	248	417
Revisions	-	42
Improved recovery	-	-
Purchases	-	-
Extensions and discoveries	-	-
Production	(4)	(4)
Sales	(244)	-
End of 2010	-	455
Revisions	-	(1)
Improved recovery	-	-
Purchases	-	-
Extensions and discoveries	-	79
Production	-	(3)
Sales	-	-
End of 2011	-	530
Revisions	-	(20)
Improved recovery	-	-
Purchases	-	-
Extensions and discoveries	-	-
Production	-	(4)
Sales	-	-
End of 2012	-	506
Equity affiliates		
End of 2009	-	716
Revisions	-	13
Improved recovery	-	-
Purchases	-	-
Extensions and discoveries	-	133
Production	-	(18)
Sales	-	-
End of 2010	-	844
Revisions	-	(101)
Improved recovery	-	-
Purchases	-	-
Extensions and discoveries	-	187
Production	-	(21)
Sales	-	-
End of 2011	-	909
Revisions	-	207
Improved recovery	-	-
Purchases	-	-
Extensions and discoveries	-	307
Production	-	(29)
Sales	-	-
End of 2012	-	1,394
Total company		
End of 2009	248	1,133
End of 2010	-	1,299
End of 2011	-	1,439
End of 2012	-	1,900

Years Ended December 31	Other Products Millions of Barrels	
	Synthetic Oil	Bitumen
	Canada	Canada
Developed		
Consolidated operations		
End of 2009	248	24
End of 2010	-	34
End of 2011	-	29
End of 2012	-	25
Equity affiliates		
End of 2009	-	116
End of 2010	-	142
End of 2011	-	131
End of 2012	-	170
Undeveloped		
Consolidated operations		
End of 2009	-	393
End of 2010	-	421
End of 2011	-	501
End of 2012	-	481
Equity affiliates		
End of 2009	-	600
End of 2010	-	702
End of 2011	-	778
End of 2012	-	1,224

Notable changes in proved synthetic oil and bitumen reserves in the three years ended December 31, 2012, included:

- *Revisions*: In 2012, for our bitumen equity operations, revisions were primarily due to well performance and denser well spacing at Foster Creek and Christina Lake. In 2011, for our bitumen equity operations, revisions were primarily due to new subsurface interpretations, as well as the effects of higher prices on sliding scale royalty provisions.

- *Extensions and discoveries*: In 2012, for our bitumen equity operations, extensions and discoveries were primarily related to the sanctioning of Christina Lake Phase F and Narrows Lake Phase A. In 2011, for our consolidated operations, extensions and discoveries were related to continued development of Surmont. In 2011 and 2010, for our equity affiliate operations, extensions and discoveries mainly reflect the continued development of FCCL.

- *Sales*: In 2010, for synthetic oil consolidated operations, sales reflect the disposition of our interest in Syncrude.

Years Ended December 31	Total Proved Reserves									
	Millions of Barrels of Oil Equivalent									
	Alaska	Lower 48	Total U.S.	Canada	Europe	Russia	Asia Pacific/ Middle East	Africa	Other Areas	Total
Developed and Undeveloped										
Consolidated operations										
End of 2009	1,684	2,012	3,696	1,129	836	-	817	425	117	7,020
Revisions	107	68	175	109	42	-	1	27	-	354
Improved recovery	55	2	57	-	-	-	5	-	-	62
Purchases	-	2	2	-	-	-	-	-	-	2
Extensions and discoveries	17	51	68	18	33	-	11	10	-	140
Production	(101)	(165)	(266)	(82)	(132)	-	(99)	(38)	-	(617)
Sales	-	(52)	(52)	(254)	-	-	-	-	-	(306)
End of 2010	1,762	1,918	3,680	920	779	-	735	424	117	6,655
Revisions	101	48	149	31	8	-	(9)	7	-	186
Improved recovery	14	4	18	1	60	-	13	-	-	92
Purchases	-	2	2	-	-	-	-	-	-	2
Extensions and discoveries	21	97	118	97	128	-	40	-	-	383
Production	(94)	(163)	(257)	(73)	(105)	-	(86)	(25)	-	(546)
Sales	-	(10)	(10)	(12)	-	-	-	-	-	(22)
End of 2011	1,804	1,896	3,700	964	870	-	693	406	117	6,750
Revisions	(5)	(75)	(80)	(36)	42	-	29	20	-	(25)
Improved recovery	16	5	21	-	-	-	-	-	-	21
Purchases	-	3	3	-	-	-	-	-	-	3
Extensions and discoveries	22	297	319	19	10	-	34	7	-	389
Production	(89)	(176)	(265)	(71)	(86)	-	(74)	(35)	-	(531)
Sales	-	-	-	-	(18)	-	(27)	-	-	(45)
End of 2012	1,748	1,950	3,698	876	818	-	655	398	117	6,562
Equity affiliates										
End of 2009	-	-	-	716	-	2,055	535	-	-	3,306
Revisions	-	-	-	13	-	9	165	-	-	187
Improved recovery	-	-	-	-	-	-	-	-	-	-
Purchases	-	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	133	-	-	45	-	-	178
Production	-	-	-	(18)	-	(129)	(12)	-	-	(159)
Sales	-	-	-	-	-	(1,857)*	-	-	-	(1,857)
End of 2010	-	-	-	844	-	78	733	-	-	1,655
Revisions	-	-	-	(101)	-	(39)	(12)	-	-	(152)
Improved recovery	-	-	-	-	-	-	-	-	-	-
Purchases	-	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	187	-	-	43	-	-	230
Production	-	-	-	(21)	-	(11)	(39)	-	-	(71)
Sales	-	-	-	-	-	-	(25)	-	-	(25)
End of 2011	-	-	-	909	-	28	700	-	-	1,637
Revisions	-	-	-	207	-	1	(13)	-	-	195
Improved recovery	-	-	-	-	-	-	-	-	-	-
Purchases	-	-	-	-	-	-	-	-	-	-
Extensions and discoveries	-	-	-	307	-	-	55	-	-	362
Production	-	-	-	(29)	-	(5)	(39)	-	-	(73)
Sales	-	-	-	-	-	(20)	(21)	-	-	(41)
End of 2012	-	-	-	1,394	-	4	682	-	-	2,080
Total company										
End of 2009	1,684	2,012	3,696	1,845	836	2,055	1,352	425	117	10,326
End of 2010	1,762	1,918	3,680	1,764	779	78	1,468	424	117	8,310
End of 2011	1,804	1,896	3,700	1,873	870	28	1,393	406	117	8,387
End of 2012	1,748	1,950	3,698	2,270	818	4	1,337	398	117	8,642

**Includes 594 million BOE due to the cessation of equity accounting.*

Years Ended December 31	Total Proved Reserves									
	Millions of Barrels of Oil Equivalent									
	Alaska	Lower 48	Total U.S.	Canada	Europe	Russia	Asia Pacific/ Middle East	Africa	Other Areas	Total
Developed										
Consolidated operations										
End of 2009	1,588	1,663	3,251	711	608	-	644	394	-	5,608
End of 2010	1,619	1,601	3,220	465	545	-	574	396	-	5,200
End of 2011	1,666	1,597	3,263	425	556	-	510	371	-	5,125
End of 2012	1,606	1,562	3,168	377	499	-	441	373	-	4,858
Equity affiliates										
End of 2009	-	-	-	116	-	1,464	51	-	-	1,631
End of 2010	-	-	-	142	-	76	675	-	-	893
End of 2011	-	-	-	131	-	28	638	-	-	797
End of 2012	-	-	-	170	-	4	593	-	-	767
Undeveloped										
Consolidated operations										
End of 2009	96	349	445	418	228	-	173	31	117	1,412
End of 2010	143	317	460	455	234	-	161	28	117	1,455
End of 2011	138	299	437	539	314	-	183	35	117	1,625
End of 2012	142	388	530	499	319	-	214	25	117	1,704
Equity affiliates										
End of 2009	-	-	-	600	-	591	484	-	-	1,675
End of 2010	-	-	-	702	-	2	58	-	-	762
End of 2011	-	-	-	778	-	-	62	-	-	840
End of 2012	-	-	-	1,224	-	-	89	-	-	1,313

Natural gas reserves are converted to BOE based on a 6:1 ratio: six thousand cubic feet of natural gas converts to one BOE.

Proved Undeveloped Reserves

We had 3,017 million BOE of proved undeveloped reserves at year-end 2012, compared with 2,465 million BOE at year-end 2011. We converted 247 million BOE of undeveloped reserves to developed during 2012 as we achieved startup of major development projects. In addition, we added 799 million BOE of undeveloped reserves in 2012 mainly through extensions and discoveries from ongoing development progress and exploration success, as well as through revisions. As a result, at December 31, 2012, our proved undeveloped reserves represented 35 percent of total proved reserves, compared with 29 percent at December 31, 2011. Costs incurred for the year ended December 31, 2012, relating to the development of proved undeveloped reserves were $7.7 billion.

Approximately 70 percent of our proved undeveloped reserves at year-end 2012 were associated with seven major development areas. Five of the major development areas are currently producing and are expected to have proved undeveloped reserves convert to developed over time as development activities continue and/or production facilities are expanded or upgraded, and include:

- FCCL oil sands—Foster Creek and Christina Lake in Canada.
- The Surmont oil sands project in Canada.
- The Ekofisk Field in the North Sea.
- The Eagle Ford area in the Lower 48.

The remaining major projects include the Kashagan Field in Kazakhstan and Narrows Lake in our FCCL oil sands in Canada. In November, we announced our intention to sell our interest in Kashagan, and the transaction is expected to close by mid-2013. Narrows Lake was sanctioned for development in 2012.

At the end of 2012, we did not have any material amounts of proved undeveloped reserves in individual fields or countries that have remained undeveloped for five years or more. However, our largest concentrations of proved undeveloped reserves at year-end 2012 are located in the Athabasca oil sands in Canada, consisting of the FCCL and Surmont steam-assisted gravity drainage (SAGD) projects. The majority of our remaining proved undeveloped reserves in this area were recorded beginning in 2007, and we expect a material portion of these reserves will remain undeveloped for more than five years.

Our SAGD projects are large, multi-year projects with steady, long-term production at consistent levels. The associated reserves are expected to be developed over many years as additional well pairs are drilled across the extensive resource base to maintain throughput at the central processing facilities.

Results of Operations

The Company's results of operations from oil and gas activities for the years 2012, 2011 and 2010 are shown in the following tables. Additional information about selected line items within the results of operations tables is shown below:

- Other revenues include gains and losses from asset sales, certain amounts resulting from the purchase and sale of hydrocarbons, and other miscellaneous income.
- Taxes other than income taxes include production, property and other non-income taxes.
- Depreciation of support equipment is reclassified as applicable.
- Transportation costs include costs to transport our produced hydrocarbons to their points of sale, as well as processing fees paid to process natural gas to natural gas liquids. The profit element of transportation operations in which we have an ownership interest is deemed to be outside oil and gas producing activities. The net income of the transportation operations is included in other earnings.
- Other related expenses include foreign currency transaction gains and losses and other miscellaneous expenses.

Other earnings include non-oil and gas activities, such as pipeline and marine operations, liquefied natural gas operations, and crude oil and gas marketing activities.

Results of Operations

Year Ended December 31, 2012	Millions of Dollars										
	Alaska	Lower 48	Total U.S.	Canada	Europe	Russia	Asia Pacific/ Middle East	Africa	Other Areas	Disc Ops	Total
Consolidated operations											
Sales	$ 8,306	6,386	14,692	1,722	7,630	-	4,802	1,739	-	1,124	31,709
Transfers	38	309	347	-	-	-	867	-	-	-	1,214
Other revenues	(1)	70	69	107	568	-	930	258	27	1	1,960
Total revenues	8,343	6,765	15,108	1,829	8,198	-	6,599	1,997	27	1,125	34,883
Production costs excluding taxes	1,108	1,460	2,568	788	978	-	754	56	-	240	5,384
Taxes other than income taxes	2,477	513	2,990	65	24	1	321	2	5	21	3,429
Exploration expenses	34	343	377	633	102	1	70	55	210	20	1,468
Depreciation, depletion and amortization	421	2,561	2,982	1,335	958	1	883	44	-	181	6,384
Impairments	-	192	192	162	211	-	4	-	-	606	1,175
Transportation costs	680	368	1,048	113	233	-	113	3	-	22	1,532
Other related expenses	133	136	269	79	(14)	18	107	8	6	58	531
Accretion	55	66	121	57	186	-	21	-	-	8	393
	3,435	1,126	4,561	(1,403)	5,520	(21)	4,326	1,829	(194)	(31)	14,587
Provision for income taxes	1,229	209	1,438	(391)	3,980	6	1,514	1,728	(23)	183	8,435
Results of operations	2,206	917	3,123	(1,012)	1,540	(27)	2,812	101	(171)	(214)	6,152
Other earnings	67	(175)	(108)	(209)	9	8	253	-	76	10	39
Net income (loss) attributable to ConocoPhillips	$ 2,273	742	3,015	(1,221)	1,549	(19)	3,065	101	(95)	(204)	6,191
Equity affiliates											
Sales	$ -	-	-	1,566	-	443	930	-	-	-	2,939
Transfers	-	-	-	-	-	-	1,387	-	-	-	1,387
Other revenues	-	-	-	16	-	206	(117)	-	201	-	306
Total revenues	-	-	-	1,582	-	649	2,200	-	201	-	4,632
Production costs excluding taxes	-	-	-	470	-	45	135	-	-	-	650
Taxes other than income taxes	-	-	-	9	-	293	1,153	-	-	-	1,455
Exploration expenses	-	-	-	36	2	4	1	-	-	-	43
Depreciation, depletion and amortization	-	-	-	325	-	15	109	-	-	-	449
Impairments	-	-	-	-	-	-	-	-	-	-	-
Transportation costs	-	-	-	-	-	74	21	-	-	-	95
Other related expenses	-	-	-	11	-	1	16	-	-	-	28
Accretion	-	-	-	6	-	1	4	-	-	-	11
	-	-	-	725	(2)	216	761	-	201	-	1,901
Provision for income taxes	-	-	-	181	-	(233)	(29)	-	-	-	(81)
Results of operations	-	-	-	544	(2)	449	790	-	201	-	1,982
Other earnings	-	-	-	-	-	1	100	-	-	-	101
Net income (loss) attributable to ConocoPhillips	$ -	-	-	544	(2)	450	890	-	201	-	2,083

Year Ended December 31, 2011	Millions of Dollars										
	Alaska	Lower 48	Total U.S.	Canada	Europe	Russia	Asia Pacific/ Middle East*	Africa	Other Areas	Disc Ops	Total
Consolidated operations											
Sales**	$ 8,143	6,396	14,539	2,299	9,087	-	6,024	185	-	1,355	33,489
Transfers**	45	400	445	-	-	-	809	-	-	-	1,254
Other revenues	(46)	303	257	138	(16)	-	15	21	16	9	440
Total revenues	8,142	7,099	15,241	2,437	9,071	-	6,848	206	16	1,364	35,183
Production costs excluding taxes	1,023	1,286	2,309	781	956	-	742	41	-	225	5,054
Taxes other than income taxes	2,721	520	3,241	65	4	1	543	2	-	21	3,877
Exploration expenses	36	368	404	177	201	-	192	36	40	29	1,079
Depreciation, depletion and amortization	468	2,113	2,581	1,504	1,407	1	940	8	-	180	6,621
Impairments	2	71	73	253	(38)	-	-	-	-	-	288
Transportation costs	609	432	1,041	128	273	-	120	4	-	23	1,589
Other related expenses	48	105	153	59	43	26	74	-	7	54	416
Accretion	59	58	117	50	203	-	23	-	-	3	396
	3,176	2,146	5,322	(580)	6,022	(28)	4,214	115	(31)	829	15,863
Provision for income taxes	1,167	755	1,922	(194)	4,355	3	1,844	160	(6)	545	8,629
Results of operations	2,009	1,391	3,400	(386)	1,667	(31)	2,370	(45)	(25)	284	7,234
Other earnings	(46)	(217)	(263)	(37)	189	16	201	14	101	(17)	204
Net income (loss) attributable to ConocoPhillips	$ 1,963	1,174	3,137	(423)	1,856	(15)	2,571	(31)	76	267	7,438
Equity affiliates											
Sales	$ -	-	-	1,295	-	1,107	956	-	-	-	3,358
Transfers	-	-	-	-	-	-	900	-	-	-	900
Other revenues	-	-	-	6	-	-	(273)	-	-	-	(267)
Total revenues	-	-	-	1,301	-	1,107	1,583	-	-	-	3,991
Production costs excluding taxes	-	-	-	367	-	72	108	-	-	-	547
Taxes other than income taxes	-	-	-	5	-	750	881	-	-	-	1,636
Exploration expenses	-	-	-	36	-	1	2	-	-	-	39
Depreciation, depletion and amortization	-	-	-	209	-	52	112	-	-	-	373
Impairments	-	-	-	-	-	395	-	-	-	-	395
Transportation costs	-	-	-	-	-	139	15	-	-	-	154
Other related expenses	-	-	-	3	-	-	(4)	-	-	-	(1)
Accretion	-	-	-	4	-	1	3	-	-	-	8
	-	-	-	677	-	(303)	466	-	-	-	840
Provision for income taxes	-	-	-	159	-	18	32	-	-	-	209
Results of operations	-	-	-	518	-	(321)	434	-	-	-	631
Other earnings	-	-	-	-	-	238	99	-	-	-	337
Net income (loss) attributable to ConocoPhillips	$ -	-	-	518	-	(83)	533	-	-	-	968

*Certain amounts have been restated to reflect revised natural gas prices, reclassify amounts previously considered non-oil and gas producing activities, and reclassify amounts between consolidated and equity affiliates.

**Commodity sales to Phillips 66, reported as transfers prior to the separation, are now reported as third-party sales.

Year Ended December 31, 2010	Millions of Dollars										
		Alaska	Lower 48	Total U.S.	Canada	Europe	Russia	Asia Pacific/ Middle East	Africa	Other Areas	Disc Ops	Total
Consolidated operations											
Sales*	$ 6,270	5,685	11,955	2,625	8,245	-	5,090	1,286	-	907	30,108
Transfers*	68	304	372	-	-	-	638	-	-	-	1,010
Other revenues	-	559	559	3,216	142	-	55	167	18	5	4,162
Total revenues	6,338	6,548	12,886	5,841	8,387	-	5,783	1,453	18	912	35,280
Production costs excluding taxes	849	1,230	2,079	873	1,004	-	538	57	-	239	4,790
Taxes other than income taxes	1,570	498	2,068	74	6	1	355	3	1	15	2,523
Exploration expenses	37	292	329	295	146	2	260	19	81	30	1,162
Depreciation, depletion and amortization	529	2,231	2,760	1,666	1,972	2	1,206	44	-	158	7,808
Impairments	4	19	23	13	43	-	-	-	-	-	79
Transportation costs	528	424	952	134	281	-	119	4	-	19	1,509
Other related expenses	(38)	138	100	31	3	21	(60)	27	3	48	173
Accretion	58	55	113	50	192	-	24	-	-	4	383
	2,801	1,661	4,462	2,705	4,740	(26)	3,341	1,299	(67)	399	16,853
Provision for income taxes	1,014	555	1,569	108	3,066	(23)	1,361	1,177	(10)	263	7,511
Results of operations	1,787	1,106	2,893	2,597	1,674	(3)	1,980	122	(57)	136	9,342
Other earnings	(75)	(136)	(211)	(56)	51	31	215	(9)	89	8	118
Net income (loss) attributable to ConocoPhillips	$ 1,712	970	2,682	2,541	1,725	28	2,195	113	32	144	9,460
Equity affiliates											
Sales	$ -	-	-	955	-	5,189	249	-	-	-	6,393
Transfers	-	-	-	-	-	1,876	-	-	-	-	1,876
Other revenues	-	-	-	7	-	1,219	10	-	-	-	1,236
Total revenues	-	-	-	962	-	8,284	259	-	-	-	9,505
Production costs excluding taxes	-	-	-	265	-	544	59	-	-	-	868
Taxes other than income taxes	-	-	-	4	-	3,463	42	-	-	-	3,509
Exploration expenses	-	-	-	-	-	61	(2)	-	-	-	59
Depreciation, depletion and amortization	-	-	-	190	-	568	55	-	-	-	813
Impairments	-	-	-	-	-	645	-	-	-	-	645
Transportation costs	-	-	-	-	-	784	25	-	-	-	809
Other related expenses	-	-	-	(3)	-	-	44	-	-	-	41
Accretion	-	-	-	2	-	7	2	-	-	-	11
	-	-	-	504	-	2,212	34	-	-	-	2,750
Provision for income taxes	-	-	-	128	-	647	(25)	-	-	-	750
Results of operations	-	-	-	376	-	1,565	59	-	-	-	2,000
Other earnings	-	-	-	-	-	405	(86)	-	-	-	319
Net income (loss) attributable to ConocoPhillips	$ -	-	-	376	-	1,970	(27)	-	-	-	2,319

Commodity sales to Phillips 66, reported as transfers prior to the separation, are now reported as third-party sales.

Statistics

Net Production	**2012**	2011	2010
	Thousands of Barrels Daily		
Crude Oil			
Consolidated operations			
Alaska	**188**	200	215
Lower 48	**123**	94	85
United States	**311**	294	300
Canada	**13**	12	15
Europe	**135**	164	196
Asia Pacific/Middle East	**68**	99	122
Africa	**40**	8	46
Total consolidated operations	**567**	577	679
Equity affiliates			
Russia	**13**	29	336
Asia Pacific/Middle East	**15**	16	2
Total equity affiliates	**28**	45	338
Total continuing operations	**595**	622	1,017
Discontinued operations	**23**	28	30
Total company	**618**	650	1,047
Natural Gas Liquids			
Consolidated operations			
Alaska	**16**	15	15
Lower 48	**85**	74	75
United States	**101**	89	90
Canada	**24**	26	23
Europe	**7**	11	15
Asia Pacific/Middle East	**16**	12	18
Total consolidated operations	**148**	138	146
Equity affiliates—Asia Pacific/Middle East	**8**	7	1
Total continuing operations	**156**	145	147
Discontinued operations	**4**	4	3
Total company	**160**	149	150
Synthetic Oil			
Consolidated operations—Canada	**-**	-	12
Bitumen			
Consolidated operations—Canada	**12**	10	10
Equity affiliates—Canada	**81**	57	49
Total company	**93**	67	59
Natural Gas	Millions of Cubic Feet Daily		
Consolidated operations			
Alaska	**55**	61	82
Lower 48	**1,493**	1,556	1,695
United States	**1,548**	1,617	1,777
Canada	**857**	928	984
Europe	**516**	626	815
Asia Pacific/Middle East	**672**	695	712
Africa	**18**	1	8
Total consolidated operations	**3,611**	3,867	4,296
Equity affiliates			
Russia	**-**	-	254
Asia Pacific/Middle East	**485**	492	169
Total equity affiliates	**485**	492	423
Total continuing operations	**4,096**	4,359	4,719
Discontinued operations	**149**	157	141
Total company	**4,245**	4,516	4,860

Average Sales Prices		2012	2011	2010
Crude Oil Per Barrel				
Consolidated operations				
Alaska	$	**109.62**	105.95	78.65
Lower 48		**91.67**	92.79	73.52
United States		**102.90**	101.89	77.19
Canada		**78.26**	86.04	67.99
Europe		**113.08**	111.82	79.74
Asia Pacific/Middle East		**108.20**	109.84	77.69
Africa		**110.75**	98.30	79.22
Total international		**109.64**	109.76	78.57
Total consolidated operations		**105.86**	105.68	77.96
Equity affiliates				
Russia		**96.50**	101.62	56.65
Asia Pacific/Middle East		**108.07**	106.96	89.24
Total equity affiliates		**102.80**	103.42	56.86
Total continuing operations		**105.72**	105.52	70.94
Discontinued operations		**112.90**	113.43	80.15
Natural Gas Liquids Per Barrel				
Consolidated operations				
Lower 48	$	**35.45**	50.55	39.92
United States		**35.45**	50.55	39.92
Canada		**48.64**	56.84	47.68
Europe		**61.53**	59.19	46.75
Asia Pacific/Middle East		**79.26**	72.87	60.57
Total international		**61.01**	61.27	51.43
Total consolidated operations		**44.62**	54.79	45.91
Equity affiliates—Asia Pacific/Middle East		**77.30**	70.62	65.16
Total continuing operations		**46.36**	55.73	46.00
Discontinued operations		**13.30**	13.63	11.26
Synthetic Oil Per Barrel				
Consolidated operations—Canada	$	-	-	77.56
Bitumen Per Barrel				
Consolidated operations—Canada	$	**57.58**	55.16	51.10
Equity affiliates—Canada		**53.39**	63.93	53.43
Natural Gas Per Thousand Cubic Feet				
Consolidated operations				
Alaska	$	**4.22**	4.56	4.62
Lower 48		**2.67**	3.99	4.25
United States		**2.72**	4.01	4.27
Canada		**2.13**	3.46	3.74
Europe		**9.76**	9.26	6.94
Asia Pacific/Middle East		**10.63**	9.82	7.39
Africa		**5.55**	0.09	0.09
Total international		**6.84**	7.04	5.80
Total consolidated operations		**5.07**	5.78	5.17
Equity affiliates				
Russia		-	-	1.18
Asia Pacific/Middle East*		**8.54**	5.93	1.91
Total equity affiliates		**8.54**	5.93	1.47
Total continuing operations		**5.48**	5.80	4.84
Discontinued operations		**2.57**	2.25	1.86

**Prior periods have been restated to reflect revised equity affiliates natural gas prices.*

		2012	2011	2010
Average Production Costs Per Barrel of Oil Equivalent*				
Consolidated operations				
Alaska	$	**14.20**	12.45	9.55
Lower 48		**8.73**	8.24	7.62
United States		**10.47**	9.70	8.30
Canada		**11.22**	10.56	10.68
Europe		**11.72**	9.38	7.93
Asia Pacific/Middle East		**10.46**	8.96	5.70
Africa		**3.56**	13.75	3.30
Total international		**10.67**	9.63	7.72
Total consolidated continuing operations		**10.57**	9.66	7.98
Equity affiliates				
Canada		**15.85**	17.64	14.82
Russia		**9.48**	6.80	3.94
Asia Pacific/Middle East		**3.59**	2.82	5.19
Total equity affiliates		**9.02**	7.85	5.19
Discontinued operations		**12.90**	10.60	11.59
Average Production Costs Per Barrel—Bitumen				
Consolidated operations—Canada	$	**27.09**	27.12	19.45
Equity affiliates—Canada		**15.85**	17.64	14.82
Taxes Other Than Income Taxes Per Barrel of Oil Equivalent				
Consolidated operations				
Alaska	$	**31.75**	33.11	17.65
Lower 48		**3.07**	3.33	3.08
United States		**12.19**	13.61	8.26
Canada		**0.93**	0.88	0.91
Europe		**0.29**	0.04	0.05
Asia Pacific/Middle East		**4.45**	6.56	3.76
Africa		**0.13**	0.67	0.17
Total international		**1.73**	2.35	1.37
Total consolidated continuing operations		**7.00**	7.71	4.40
Equity affiliates				
Canada		**0.30**	0.24	0.22
Russia		**61.75**	70.85	25.08
Asia Pacific/Middle East**		**30.63**	22.99	3.69
Total equity affiliates		**20.20**	23.47	20.97
Discontinued operations		**1.13**	0.99	0.73
Depreciation, Depletion and Amortization Per Barrel of Oil Equivalent				
Consolidated operations				
Alaska	$	**5.40**	5.69	5.95
Lower 48		**15.32**	13.55	13.81
United States		**12.16**	10.84	11.02
Canada		**19.01**	20.33	20.38
Europe		**11.47**	13.80	15.58
Asia Pacific/Middle East		**12.25**	11.35	12.77
Africa		**2.80**	2.68	2.55
Total international		**13.33**	14.75	15.28
Total consolidated continuing operations		**12.74**	12.89	13.41
Equity affiliates				
Canada		**10.96**	10.05	10.62
Russia		**3.16**	4.91	4.11
Asia Pacific/Middle East**		**2.90**	2.92	4.83
Total equity affiliates		**6.23**	5.35	4.86
Discontinued operations		**9.73**	8.48	7.66

**Includes bitumen.*
***Certain amounts have been restated to reflect revised Results of Operations.*

Development and Exploration Activities

The following two tables summarize our net interest in productive and dry exploratory and development wells in the years ended December 31, 2012, 2011 and 2010. A "development well" is a well drilled within the proved area of a crude oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive. An "exploratory well" is a well drilled to find and produce crude oil or natural gas in an unknown field or a new reservoir within a proven field. Excluded from the exploratory well count are stratigraphic-type exploratory wells, primarily relating to oil sands delineation wells located in Canada and coalbed methane test wells located in Asia Pacific/Middle East.

Net Wells Completed[1]	Productive			Dry		
	2012	2011	2010	**2012**	2011	2010
Exploratory[2] [3]						
Consolidated operations						
Alaska	*	-	-	-	-	-
Lower 48	**92**	98	23	**2**	5	1
United States	**92**	98	23	**2**	5	1
Canada	**5**	8	15	**-**	3	7
Europe	*	1	1	*	*	*
Asia Pacific/Middle East	*	1	3	**-**	1	1
Africa	*	*	1	**-**	*	*
Other areas	*	-	-	*	-	-
Total consolidated operations	**97**	108	43	**2**	9	9
Equity affiliates						
Russia	**-**	-	-	*	-	-
Asia Pacific/Middle East	**-**	*	-	**-**	-	-
Total equity affiliates	**-**	-	-	**-**	-	-
Includes extension wells of:	*82*	*98*	*23*	*-*	*3*	*1*

	Productive			Dry		
	2012	2011	2010	**2012**	2011	2010
Development						
Consolidated operations						
Alaska	**21**	26	28	**-**	-	*
Lower 48	**377**	350	269	*	4	2
United States	**398**	376	297	**-**	4	2
Canada	**119**	146	186	**3**	1	12
Europe	**4**	4	6	**-**	-	-
Asia Pacific/Middle East	**11**	30	59	**-**	-	*
Africa	**4**	5	9	**-**	-	-
Total consolidated operations	**536**	561	557	**3**	5	14
Equity affiliates						
Canada	**30**	20	35	**-**	-	-
Russia	**1**	3	2	**-**	-	-
Asia Pacific/Middle East	**13**	9	25	**-**	1	-
Total equity affiliates	**44**	32	62	**-**	1	-

(1)Restated to conform to current year presentation.
(2)Excludes net stratigraphic-type exploratory wells of 213, 210 and 191 for the years ended December 31, 2012, 2011 and 2010, respectively.
(3)Includes wells drilled in areas near or offsetting current production, or in areas where well density or production history have not achieved statistical certainty of results, primarily located in the Lower 48.
**Our total proportionate interest was less than one.*

The table below represents the status of our wells drilling at December 31, 2012, and includes wells in the process of drilling or in active completion.

Wells at December 31, 2012			Productive*			
	In Progress		Oil		Gas	
	Gross	Net	Gross	Net	Gross	Net
Consolidated operations						
Alaska	6	3	1,741	769	37	22
Lower 48	327	191	9,613	4,563	24,833	15,523
United States	333	194	11,354	5,332	24,870	15,545
Canada	82	46	1,647	967	12,731	7,462
Europe	19	5	485	89	275	113
Asia Pacific/Middle East	34	15	353	155	112	52
Africa	52	8	1,169	205	62	12
Other areas	35	3	-	-	-	-
Total consolidated operations	555	271	15,008	6,748	38,050	23,184
Equity affiliates						
Canada	9	5	282	141	-	-
Russia	-	-	29	14	-	-
Asia Pacific/Middle East	770	153	-	-	617	137
Total equity affiliates	779	158	311	155	617	137

**Includes 415 gross and 204 net multiple completion wells.*

Acreage at December 31, 2012	Thousands of Acres			
	Developed		Undeveloped	
	Gross	Net	Gross	Net
Consolidated operations				
Alaska	655	332	1,403	1,204
Lower 48	7,091	5,165	11,362	9,683
United States	7,746	5,497	12,765	10,887
Canada	6,615	4,313	6,327	4,379
Europe	824	243	2,045	831
Asia Pacific/Middle East	4,096	1,771	27,463	17,753
Africa	528	132	17,254	3,474
Other areas	-	-	9,225	3,607
Total consolidated operations	19,809	11,956	75,079	40,931
Equity affiliates				
Canada	38	15	653	278
Europe	-	-	506	355
Russia	16	8	619	309
Asia Pacific/Middle East	1,129	222	7,681	2,348
Total equity affiliates	1,183	245	9,459	3,290

Costs Incurred

Year Ended December 31		Millions of Dollars									
		Alaska	Lower 48	Total U.S.	Canada	Europe	Russia	Asia Pacific/ Middle East	Africa	Other Areas	Total
2012											
Consolidated operations											
Unproved property acquisition	$	2	562	564	14	2	-	-	333	-	913
Proved property acquisition		-	33	33	3	-	-	-	-	-	36
		2	595	597	17	2	-	-	333	-	949
Exploration		104	1,272	1,376	218	91	1	248	94	141	2,169
Development		644	3,917	4,561	2,062	3,515	-	1,113	208	585	12,044
	$	750	5,784	6,534	2,297	3,608	1	1,361	635	726	15,162
Equity affiliates											
Unproved property acquisition	$	-	-	-	12	-	-	-	-	-	12
Proved property acquisition		-	-	-	-	-	-	-	-	-	-
		-	-	-	12	-	-	-	-	-	12
Exploration		-	-	-	77	11	-	52	-	-	140
Development		-	-	-	1,332	-	13	1,163	-	-	2,508
	$	-	-	-	1,421	11	13	1,215	-	-	2,660
2011											
Consolidated operations											
Unproved property acquisition	$	1	577	578	145	-	-	-	-	-	723
Proved property acquisition		-	10	10	-	-	-	36	-	-	46
		1	587	588	145	-	-	36	-	-	769
Exploration*		84	1,330	1,414	269	201	1	226	63	88	2,262
Development*		499	2,334	2,833	1,347	2,123	-	949	263	726	8,241
	$	584	4,251	4,835	1,761	2,324	1	1,211	326	814	11,272
Equity affiliates											
Unproved property	$	-	-	-	-	-	-	484	-	-	484
Proved property acquisition		-	-	-	-	-	-	-	-	-	-
		-	-	-	-	-	-	484	-	-	484
Exploration		-	-	-	64	-	1	100	-	-	165
Development**		-	-	-	911	-	43	478	-	-	1,432
	$	-	-	-	975	-	44	1,062	-	-	2,081

*Amounts in Lower 48 were reclassified between "Exploration" and "Development." Total costs were unchanged.
**Asia Pacific/Middle East equity affiliates "Development" costs were restated to reflect amounts considered to be non-oil and gas producing activities.

Year Ended December 31		Millions of Dollars									
		Alaska	Lower 48	Total U.S.	Canada	Europe	Russia	Asia Pacific/ Middle East	Africa	Other Areas	Total
2010											
Consolidated operations											
Unproved property acquisition	$	(26)	286	260	113	9	-	-	-	-	382
Proved property acquisition		-	100	100	1	-	-	-	-	-	101
		(26)	386	360	114	9	-	-	-	-	483
Exploration		119	487	606	269	144	3	356	45	143	1,566
Development		588	1,439	2,027	927	1,351	-	858	375	729	6,267
	$	681	2,312	2,993	1,310	1,504	3	1,214	420	872	8,316
Equity affiliates											
Unproved property acquisition	$	-	-	-	81	-	15	379	-	-	475
Proved property acquisition		-	-	-	-	-	173	-	-	-	173
		-	-	-	81	-	188	379	-	-	648
Exploration		-	-	-	-	-	92	123	-	-	215
Development		-	-	-	621	-	751	403	-	-	1,775
	$	-	-	-	702	-	1,031	905	-	-	2,638

Capitalized Costs

At December 31	Millions of Dollars									
	Alaska	Lower 48	Total U.S.	Canada	Europe	Russia	Asia Pacific/ Middle East	Africa	Other Areas	Total
2012										
Consolidated operations										
Proved property	$ 13,470	40,019	53,489	22,069	25,426	8	12,248	4,060	5,233	122,533
Unproved property	1,543	2,840	4,383	2,071	284	-	1,022	511	220	8,491
	15,013	42,859	57,872	24,140	25,710	8	13,270	4,571	5,453	131,024
Accumulated depreciation, depletion and amortization	6,676	18,186	24,862	12,807	14,317	7	5,460	1,787	669	59,909
	$ 8,337	24,673	33,010	11,333	11,393	1	7,810	2,784	4,784	71,115
Equity affiliates										
Proved property	$ -	-	-	7,498	-	212	4,067	-	-	11,777
Unproved property	-	-	-	1,450	53	-	6,212	-	-	7,715
	-	-	-	8,948	53	212	10,279	-	-	19,492
Accumulated depreciation, depletion and amortization	-	-	-	1,046	-	183	277	-	-	1,506
	$ -	-	-	7,902	53	29	10,002	-	-	17,986
2011										
Consolidated operations										
Proved property	$ 12,770	34,939	47,709	19,578	22,948	8	12,284	3,867	4,650	111,044
Unproved property	1,528	2,574	4,102	1,986	289	1	1,026	174	268	7,846
	14,298	37,513	51,811	21,564	23,237	9	13,310	4,041	4,918	118,890
Accumulated depreciation, depletion and amortization	6,237	15,464	21,701	10,599	14,451	7	5,626	1,559	12	53,955
	$ 8,061	22,049	30,110	10,965	8,786	2	7,684	2,482	4,906	64,935
Equity affiliates										
Proved property*	$ -	-	-	5,774	-	1,966	2,720	-	-	10,460
Unproved property*	-	-	-	1,657	-	146	7,223	-	-	9,026
	-	-	-	7,431	-	2,112	9,943	-	-	19,486
Accumulated depreciation, depletion and amortization	-	-	-	764	-	1,902	184	-	-	2,850
	$ -	-	-	6,667	-	210	9,759	-	-	16,636

**Asia Pacific/Middle East equity affiliates "Proved property" was restated to reflect amounts considered to be non-oil and gas producing activities and to reclassify certain costs between "Proved property" and "Unproved property."*

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities

In accordance with SEC and FASB requirements, amounts were computed using 12-month average prices and end-of-year costs (adjusted only for existing contractual changes), appropriate statutory tax rates and a prescribed 10 percent discount factor. Twelve-month average prices are calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. For all years, continuation of year-end economic conditions was assumed. The calculations were based on estimates of proved reserves, which are revised over time as new data becomes available. Probable or possible reserves, which may become proved in the future, were not considered. The calculations also require assumptions as to the timing of future production of proved reserves, and the timing and amount of future development costs, including dismantlement, and future production costs, including taxes other than income taxes.

While due care was taken in its preparation, we do not represent that this data is the fair value of our oil and gas properties, or a fair estimate of the present value of cash flows to be obtained from their development and production.

Discounted Future Net Cash Flows

	Millions of Dollars									
	Alaska	Lower 48	Total U.S.	Canada	Europe	Russia	Asia Pacific/ Middle East	Africa	Other Areas	Total
2012										
Consolidated operations										
Future cash inflows	$ 141,668	71,556	213,224	36,612	73,379	-	49,234	32,009	12,012	416,470
Less:										
Future production and transportation costs	82,663	28,447	111,110	20,995	16,180	-	15,202	4,342	3,653	171,482
Future development costs	12,683	10,604	23,287	12,564	15,273	-	3,851	944	1,158	57,077
Future income tax provisions	16,370	10,840	27,210	1,078	28,187	-	10,424	22,595	1,331	90,825
Future net cash flows	29,952	21,665	51,617	1,975	13,739	-	19,757	4,128	5,870	97,086
10 percent annual discount	16,511	9,461	25,972	1,170	4,936	-	6,393	1,442	3,711	43,624
Discounted future net cash flows	$ 13,441	12,204	25,645	805	8,803	-	13,364	2,686	2,159	53,462
Equity affiliates										
Future cash inflows	$ -	-	-	72,587	-	323	47,394	-	-	120,304
Less:										
Future production and transportation costs	-	-	-	23,967	-	245	23,689	-	-	47,901
Future development costs	-	-	-	9,291	-	10	1,221	-	-	10,522
Future income tax provisions	-	-	-	10,055	-	3	4,335	-	-	14,393
Future net cash flows	-	-	-	29,274	-	65	18,149	-	-	47,488
10 percent annual discount	-	-	-	18,352	-	9	8,677	-	-	27,038
Discounted future net cash flows	$ -	-	-	10,922	-	56	9,472	-	-	20,450
Total company										
Discounted future net cash flows	$ 13,441	12,204	25,645	11,727	8,803	56	22,836	2,686	2,159	73,912

	Millions of Dollars									
	Alaska*	Lower 48	Total U.S.	Canada	Europe	Russia	Asia Pacific/ Middle East**	Africa	Other Areas	Total
2011										
Consolidated operations										
Future cash inflows	$ 143,652	73,807	217,459	40,581	78,250	-	49,936	33,017	11,891	431,134
Less:										
Future production and transportation costs	82,773	32,766	115,539	19,148	17,166	-	14,380	4,113	3,768	174,114
Future development costs	11,385	7,519	18,904	13,393	16,986	-	3,051	885	2,080	55,299
Future income tax provisions	16,845	11,771	28,616	2,060	29,853	-	11,967	23,825	990	97,311
Future net cash flows	32,649	21,751	54,400	5,980	14,245	-	20,538	4,194	5,053	104,410
10 percent annual discount	18,074	9,643	27,717	4,025	5,372	-	6,649	1,522	3,712	48,997
Discounted future net cash flows	$ 14,575	12,108	26,683	1,955	8,873	-	13,889	2,672	1,341	55,413
Equity affiliates										
Future cash inflows	$ -	-	-	53,618	-	2,786	35,439	-	-	91,843
Less:										
Future production and transportation costs	-	-	-	16,405	-	2,765	16,814	-	-	35,984
Future development costs	-	-	-	7,163	-	36	905	-	-	8,104
Future income tax provisions	-	-	-	7,574	-	3	3,705	-	-	11,282
Future net cash flows	-	-	-	22,476	-	(18)	14,015	-	-	36,473
10 percent annual discount	-	-	-	14,662	-	(39)	7,217	-	-	21,840
Discounted future net cash flows	$ -	-	-	7,814	-	21	6,798	-	-	14,633
Total company										
Discounted future net cash flows	$ 14,575	12,108	26,683	9,769	8,873	21	20,687	2,672	1,341	70,046

**Restated to reflect revised production and income tax amounts.*

***Equity affiliates were restated to reclassify amounts between "Future cash inflows" and "Future production and transportation costs." "Discounted future net cash flows" remains unchanged.*

	Millions of Dollars									
	Alaska	Lower 48	Total U.S.	Canada	Europe	Russia	Asia Pacific/ Middle East*	Africa	Other Areas	Total
2010										
Consolidated operations										
Future cash inflows	$ 102,743	68,949	171,692	38,083	49,270	-	37,673	24,487	8,466	329,671
Less:										
Future production and transportation costs	57,899	29,749	87,648	16,753	12,899	-	10,480	4,142	3,007	134,929
Future development costs	8,792	7,752	16,544	11,161	10,295	-	2,226	1,133	3,050	44,409
Future income tax provisions	13,383	10,953	24,336	2,416	16,765	-	9,211	16,217	384	69,329
Future net cash flows	22,669	20,495	43,164	7,753	9,311	-	15,756	2,995	2,025	81,004
10 percent annual discount	10,723	10,046	20,769	3,890	2,597	-	4,889	1,025	2,368	35,538
Discounted future net cash flows	$ 11,946	10,449	22,395	3,863	6,714	-	10,867	1,970	(343)	45,466
Equity affiliates										
Future cash inflows	$ -	-	-	47,169	-	5,610	24,225	-	-	77,004
Less:										
Future production and transportation costs	-	-	-	16,492	-	4,809	12,416	-	-	33,717
Future development costs	-	-	-	4,684	-	85	295	-	-	5,064
Future income tax provisions	-	-	-	6,649	-	(80)	2,082	-	-	8,651
Future net cash flows	-	-	-	19,344	-	796	9,432	-	-	29,572
10 percent annual discount	-	-	-	13,453	-	293	4,732	-	-	18,478
Discounted future net cash flows	$ -	-	-	5,891	-	503	4,700	-	-	11,094
Total company										
Discounted future net cash flows	$ 11,946	10,449	22,395	9,754	6,714	503	15,567	1,970	(343)	56,560

**Equity affiliates were restated to reclassify amounts between "Future cash inflows" and "Future production and transportation costs." "Discounted future net cash flows" remains unchanged.*

Sources of Change in Discounted Future Net Cash Flows

	Millions of Dollars								
	Consolidated Operations			Equity Affiliates			Total Company		
	2012	2011*	2010	**2012**	2011**	2010	**2012**	2011	2010
Discounted future net cash flows at the beginning of the year	$ **55,413**	45,466	30,393	**14,633**	11,094	11,881	**70,046**	56,560	42,274
Changes during the year									
Revenues less production and transportation costs for the year	**(22,578)**	(24,223)	(22,296)	**(2,126)**	(1,921)	(3,083)	**(24,704)**	(26,144)	(25,379)
Net change in prices and production and transportation costs	**(5,684)**	33,878	39,532	**912**	4,644	3,478	**(4,772)**	38,522	43,010
Extensions, discoveries and improved recovery, less estimated future costs	**11,192**	8,555	4,517	**1,963**	832	297	**13,155**	9,387	4,814
Development costs for the year	**10,944**	8,428	5,617	**2,438**	1,488	1,758	**13,382**	9,916	7,375
Changes in estimated future development costs	**(9,832)**	(8,374)	(2,917)	**(1,731)**	(1,508)	(129)	**(11,563)**	(9,882)	(3,046)
Purchases of reserves in place, less estimated future costs	**16**	19	19	**-**	-	-	**16**	19	19
Sales of reserves in place, less estimated future costs	**(913)**	(390)	(3,729)	**(139)**	(234)	(5,405)	**(1,052)**	(624)	(9,134)
Revisions of previous quantity estimates	**2,047**	(1,606)	3,062	**3,952**	491	372	**5,999**	(1,115)	3,434
Accretion of discount	**10,072**	7,710	5,000	**1,788**	1,284	1,404	**11,860**	8,994	6,404
Net change in income taxes	**2,785**	(14,050)	(13,732)	**(1,240)**	(1,537)	521	**1,545**	(15,587)	(13,211)
Total changes	**(1,951)**	9,947	15,073	**5,817**	3,539	(787)	**3,866**	13,486	14,286
Discounted future net cash flows at year end	$ **53,462**	55,413	45,466	**20,450**	14,633	11,094	**73,912**	70,046	56,560

**Restated to reflect revised production and income tax amounts.*

***Certain amounts in Asia Pacific/Middle East equity affiliates have been restated to reflect revised natural gas prices and to reclassify amounts previously considered non-oil and gas producing activities.*

- The net change in prices and production and transportation costs is the beginning-of-year reserve-production forecast multiplied by the net annual change in the per-unit sales price and production and transportation cost, discounted at 10 percent.

- Purchases and sales of reserves in place, along with extensions, discoveries and improved recovery, are calculated using production forecasts of the applicable reserve quantities for the year multiplied by the 12-month average sales prices, less future estimated costs, discounted at 10 percent.

- The accretion of discount is 10 percent of the prior year's discounted future cash inflows, less future production, transportation and development costs.

- The net change in income taxes is the annual change in the discounted future income tax provisions.

Selected Quarterly Financial Data (Unaudited)

	Millions of Dollars				Per Share of Common Stock	
					Net Income Attributable to ConocoPhillips	
	Sales and Other Operating Revenues*	Income From Continuing Operations Before Income Taxes*	Net Income	Net Income Attributable to ConocoPhillips	Basic	Diluted
2012						
First	**$ 14,593**	**4,265**	**2,955**	**2,937**	**2.29**	**2.27**
Second	**13,664**	**3,945**	**2,289**	**2,267**	**1.82**	**1.80**
Third	**14,141**	**3,591**	**1,813**	**1,798**	**1.47**	**1.46**
Fourth	**15,569**	**3,622**	**1,441**	**1,426**	**1.16**	**1.16**
2011						
First	$ 15,398	4,551	3,042	3,028	2.11	2.09
Second	16,735	4,256	3,419	3,402	2.43	2.41
Third	16,108	3,401	2,631	2,616	1.93	1.91
Fourth	15,955	3,188	3,410	3,390	2.58	2.56

**Prior periods have been restated as a result of discontinued operations.*

Supplementary Information—Condensed Consolidating Financial Information

We have various cross guarantees among ConocoPhillips, ConocoPhillips Company, ConocoPhillips Australia Funding Company, ConocoPhillips Canada Funding Company I, and ConocoPhillips Canada Funding Company II, with respect to publicly held debt securities. ConocoPhillips Company is 100 percent owned by ConocoPhillips. ConocoPhillips Australia Funding Company, ConocoPhillips Canada Funding Company I and ConocoPhillips Canada Funding Company II are indirect, 100 percent owned subsidiaries of ConocoPhillips Company. ConocoPhillips and ConocoPhillips Company have fully and unconditionally guaranteed the payment obligations of ConocoPhillips Australia Funding Company, ConocoPhillips Canada Funding Company I, and ConocoPhillips Canada Funding Company II, with respect to their publicly held debt securities. Similarly, ConocoPhillips has fully and unconditionally guaranteed the payment obligations of ConocoPhillips Company with respect to its publicly held debt securities. In addition, ConocoPhillips Company has fully and unconditionally guaranteed the payment obligations of ConocoPhillips with respect to its publicly held debt securities. All guarantees are joint and several. The following condensed consolidating financial information presents the results of operations, financial position and cash flows for:

- ConocoPhillips, ConocoPhillips Company, ConocoPhillips Australia Funding Company, ConocoPhillips Canada Funding Company I, and ConocoPhillips Canada Funding Company II (in each case, reflecting investments in subsidiaries utilizing the equity method of accounting).
- All other nonguarantor subsidiaries of ConocoPhillips.
- The consolidating adjustments necessary to present ConocoPhillips' results on a consolidated basis.

In February 2009, we filed a universal shelf registration statement with the SEC under which ConocoPhillips, as a well-known seasoned issuer, has the ability to issue and sell an indeterminate amount of various types of debt and equity securities, with certain debt securities guaranteed by ConocoPhillips Company. Also as part of that registration statement, ConocoPhillips Trust I and ConocoPhillips Trust II have the ability to issue and sell preferred trust securities, guaranteed by ConocoPhillips. ConocoPhillips Trust I and ConocoPhillips Trust II have not issued any trust-preferred securities under this registration statement, and thus have no assets or liabilities. Accordingly, columns for these two trusts are not included in the condensed consolidating financial information.

This condensed consolidating financial information should be read in conjunction with the accompanying consolidated financial statements and notes.

Income Statement	ConocoPhillips	ConocoPhillips Company	ConocoPhillips Australia Funding Company	ConocoPhillips Canada Funding Company I	ConocoPhillips Canada Funding Company II	All Other Subsidiaries	Consolidating Adjustments	Total Consolidated
	Millions of Dollars							
	Year Ended December 31, 2012							
Revenues and Other Income								
Sales and other operating revenues	$ -	17,768	-	-	-	40,199	-	57,967
Equity in earnings of affiliates	8,858	10,126	-	-	-	1,890	(18,963)	1,911
Gain on dispositions	-	2	-	-	-	1,655	-	1,657
Other income (loss)	(76)	177	-	-	-	368	-	469
Intercompany revenues	61	1,013	46	90	34	4,526	(5,770)	-
Total Revenues and Other Income	8,843	29,086	46	90	34	48,638	(24,733)	62,004
Costs and Expenses								
Purchased commodities	-	15,680	-	-	-	13,000	(3,448)	25,232
Production and operating expenses	-	1,304	-	-	-	5,512	(23)	6,793
Selling, general and administrative expenses	12	845	-	-	-	259	(10)	1,106
Exploration expenses	-	402	-	-	-	1,098	-	1,500
Depreciation, depletion and amortization	-	807	-	-	-	5,773	-	6,580
Impairments	-	8	-	-	-	672	-	680
Taxes other than income taxes	-	264	-	-	-	3,282	-	3,546
Accretion on discounted liabilities	-	53	-	-	-	341	-	394
Interest and debt expense	2,218	316	42	77	32	313	(2,289)	709
Foreign currency transaction (gains) losses	(19)	19	-	13	22	6	-	41
Total Costs and Expenses	2,211	19,698	42	90	54	30,256	(5,770)	46,581
Income (loss) from continuing operations before income taxes	6,632	9,388	4	-	(20)	18,382	(18,963)	15,423
Provision for income taxes	(779)	530	1	8	(2)	8,184	-	7,942
Income (Loss) From Continuing Operations	7,411	8,858	3	(8)	(18)	10,198	(18,963)	7,481
Income from discontinued operations	1,017	1,017	-	-	-	777	(1,794)	1,017
Net income (loss)	8,428	9,875	3	(8)	(18)	10,975	(20,757)	8,498
Less: net income attributable to noncontrolling interests	-	-	-	-	-	(70)	-	(70)
Net Income (Loss) Attributable to ConocoPhillips	$ 8,428	9,875	3	(8)	(18)	10,905	(20,757)	8,428
Comprehensive Income (Loss) Attributable to ConocoPhillips	$ 9,055	10,502	3	27	(4)	11,140	(21,668)	9,055

Income Statement	ConocoPhillips	ConocoPhillips Company	ConocoPhillips Australia Funding Company	ConocoPhillips Canada Funding Company I	ConocoPhillips Canada Funding Company II	All Other Subsidiaries	Consolidating Adjustments	Total Consolidated
	Year Ended December 31, 2011							
Revenues and Other Income								
Sales and other operating revenues	$ -	20,606	-	-	-	43,590	-	64,196
Equity in earnings of affiliates	8,164	8,245	-	-	-	1,293	(16,463)	1,239
Gain on dispositions	-	261	-	-	-	109	-	370
Other income	-	98	-	-	-	166	-	264
Intercompany revenues	4	1,346	46	91	35	2,683	(4,205)	-
Total Revenues and Other Income	8,168	30,556	46	91	35	47,841	(20,668)	66,069
Costs and Expenses								
Purchased commodities	-	17,944	-	-	-	14,287	(2,434)	29,797
Production and operating expenses	-	1,126	-	-	-	5,363	(63)	6,426
Selling, general and administrative expenses	13	607	-	-	-	254	(9)	865
Exploration expenses	-	333	-	-	-	705	-	1,038
Depreciation, depletion and amortization	-	867	-	-	-	5,960	-	6,827
Impairments	-	38	-	-	-	283	-	321
Taxes other than income taxes	-	292	-	-	-	3,707	-	3,999
Accretion on discounted liabilities	-	48	-	-	-	374	-	422
Interest and debt expense	1,594	448	42	77	32	460	(1,699)	954
Foreign currency transaction (gains) losses	-	(16)	-	(10)	(35)	85	-	24
Total Costs and Expenses	1,607	21,687	42	67	(3)	31,478	(4,205)	50,673
Income from continuing operations before income taxes	6,561	8,869	4	24	38	16,363	(16,463)	15,396
Provision for income taxes	(561)	705	1	(1)	12	8,052	-	8,208
Income From Continuing Operations	7,122	8,164	3	25	26	8,311	(16,463)	7,188
Income from discontinued operations	5,314	5,314	-	-	-	4,868	(10,182)	5,314
Net income	12,436	13,478	3	25	26	13,179	(26,645)	12,502
Less: net income attributable to noncontrolling interests	-	-	-	-	-	(66)	-	(66)
Net Income Attributable to ConocoPhillips	$ 12,436	13,478	3	25	26	13,113	(26,645)	12,436
Comprehensive Income (Loss) Attributable to ConocoPhillips	$ 10,749	11,791	3	(6)	14	11,901	(23,703)	10,749

Income Statement	ConocoPhillips	ConocoPhillips Company	ConocoPhillips Australia Funding Company	ConocoPhillips Canada Funding Company I	ConocoPhillips Canada Funding Company II	All Other Subsidiaries	Consolidating Adjustments	Total Consolidated
	Millions of Dollars							
	Year Ended December 31, 2010							
Revenues and Other Income								
Sales and other operating revenues	$ -	21,531	-	-	-	34,684	-	56,215
Equity in earnings of affiliates	10,865	11,237	-	-	-	1,286	(22,012)	1,376
Gain on dispositions	-	370	-	-	-	5,193	-	5,563
Other income (loss)	1	191	-	-	(28)	17	-	181
Intercompany revenues	5	661	46	86	66	3,886	(4,750)	-
Total Revenues and Other Income	10,871	33,990	46	86	38	45,066	(26,762)	63,335
Costs and Expenses								
Purchased commodities	-	18,587	-	-	-	9,843	(3,576)	24,854
Production and operating expenses	-	1,328	-	-	-	4,923	(24)	6,227
Selling, general and administrative expenses	12	602	-	-	-	222	(27)	809
Exploration expenses	-	247	-	-	-	878	-	1,125
Depreciation, depletion and amortization	-	978	-	-	-	7,026	-	8,004
Impairments	-	-	-	-	-	81	-	81
Taxes other than income taxes	-	293	-	-	-	2,495	-	2,788
Accretion on discounted liabilities	-	41	-	-	-	368	-	409
Interest and debt expense	946	503	42	77	45	677	(1,123)	1,167
Foreign currency transaction (gains) losses	-	23	-	47	50	(124)	-	(4)
Total Costs and Expenses	958	22,602	42	124	95	26,389	(4,750)	45,460
Income (loss) from continuing operations before income taxes	9,913	11,388	4	(38)	(57)	18,677	(22,012)	17,875
Provision for income taxes	(333)	523	1	7	(6)	7,378	-	7,570
Income (Loss) From Continuing Operations	10,246	10,865	3	(45)	(51)	11,299	(22,012)	10,305
Income from discontinued operations	1,112	1,112	-	-	-	1,348	(2,460)	1,112
Net income (loss)	11,358	11,977	3	(45)	(51)	12,647	(24,472)	11,417
Less: net income attributable to noncontrolling interests	-	-	-	-	-	(59)	-	(59)
Net Income (Loss) Attributable to ConocoPhillips	$ 11,358	11,977	3	(45)	(51)	12,588	(24,472)	11,358
Comprehensive Income (Loss) Attributable to ConocoPhillips	$ 13,066	13,685	3	24	(19)	14,279	(27,972)	13,066

Millions of Dollars

Balance Sheet	At December 31, 2012							
	ConocoPhillips	ConocoPhillips Company	ConocoPhillips Australia Funding Company	ConocoPhillips Canada Funding Company I	ConocoPhillips Canada Funding Company II	All Other Subsidiaries	Consolidating Adjustments	Total Consolidated
Assets								
Cash and cash equivalents	$ 2	12	6	50	2	3,546	-	3,618
Restricted cash	748	-	-	-	-	-	-	748
Accounts and notes receivable	64	6,247	-	-	-	7,958	(5,087)	9,182
Inventories	-	57	-	-	-	908	-	965
Prepaid expenses and other current assets	19	847	-	1	-	8,609	-	9,476
Total Current Assets	833	7,163	6	51	2	21,021	(5,087)	23,989
Investments, loans and long-term receivables*	80,910	114,314	759	1,455	578	44,739	(217,749)	25,006
Net properties, plants and equipment	-	8,771	-	-	-	58,492	-	67,263
Intangibles	-	-	-	-	-	4	-	4
Other assets	55	216	-	2	3	606	-	882
Total Assets	$ 81,798	130,464	765	1,508	583	124,862	(222,836)	117,144
Liabilities and Stockholders' Equity								
Accounts payable	$ -	9,067	-	4	1	6,028	(5,087)	10,013
Short-term debt	(5)	4	750	-	-	206	-	955
Accrued income and other taxes	-	104	-	3	-	3,259	-	3,366
Employee benefit obligations	-	485	-	-	-	257	-	742
Other accruals	209	636	9	15	4	1,494	-	2,367
Total Current Liabilities	204	10,296	759	22	5	11,244	(5,087)	17,443
Long-term debt	9,453	5,215	-	1,250	499	4,353	-	20,770
Asset retirement obligations and accrued environmental costs	-	1,250	-	-	-	7,697	-	8,947
Joint venture acquisition obligation	-	-	-	-	-	2,810	-	2,810
Deferred income taxes	15	598	-	16	7	12,549	-	13,185
Employee benefit obligations	-	2,464	-	-	-	882	-	3,346
Other liabilities and deferred credits*	30,938	19,916	-	117	50	21,174	(69,979)	2,216
Total Liabilities	40,610	39,739	759	1,405	561	60,709	(75,066)	68,717
Retained earnings	28,815	24,041	4	(78)	(73)	30,778	(48,149)	35,338
Other common stockholders' equity	12,373	66,684	2	181	95	32,935	(99,621)	12,649
Noncontrolling interests	-	-	-	-	-	440	-	440
Total Liabilities and Stockholders' Equity	$ 81,798	130,464	765	1,508	583	124,862	(222,836)	117,144

Balance Sheet	At December 31, 2011							
Assets								
Cash and cash equivalents	$ -	2,028	1	37	1	3,713	-	5,780
Short-term investments	-	-	-	-	-	581	-	581
Accounts and notes receivable	60	9,186	-	-	-	20,898	(13,618)	16,526
Inventories	-	2,239	-	-	-	2,392	-	4,631
Prepaid expenses and other current assets	22	1,090	-	1	-	1,587	-	2,700
Total Current Assets	82	14,543	1	38	1	29,171	(13,618)	30,218
Investments, loans and long-term receivables*	96,284	135,618	760	1,417	565	59,651	(260,512)	33,783
Net properties, plants and equipment	-	19,595	-	-	-	64,585	-	84,180
Goodwill	-	3,332	-	-	-	-	-	3,332
Intangibles	-	722	-	-	-	23	-	745
Other assets	64	301	-	2	3	602	-	972
Total Assets	$ 96,430	174,111	761	1,457	569	154,032	(274,130)	153,230
Liabilities and Stockholders' Equity								
Accounts payable	$ 10	18,747	-	1	1	14,512	(13,618)	19,653
Short-term debt	892	27	-	-	-	94	-	1,013
Accrued income and other taxes	-	315	-	2	-	3,903	-	4,220
Employee benefit obligations	-	835	-	-	-	276	-	1,111
Other accruals	244	634	9	14	6	1,164	-	2,071
Total Current Liabilities	1,146	20,558	9	17	7	19,949	(13,618)	28,068
Long-term debt	10,951	3,599	749	1,250	498	4,563	-	21,610
Asset retirement obligations and accrued environmental costs	-	1,766	-	-	-	7,563	-	9,329
Joint venture acquisition obligation	-	-	-	-	-	3,582	-	3,582
Deferred income taxes	(5)	3,982	-	11	9	14,043	-	18,040
Employee benefit obligations	-	3,092	-	-	-	976	-	4,068
Other liabilities and deferred credits*	25,959	40,479	-	104	29	20,047	(83,834)	2,784
Total Liabilities	38,051	73,476	758	1,382	543	70,723	(97,452)	87,481
Retained earnings	42,550	34,921	1	(70)	(55)	29,821	(58,119)	49,049
Other common stockholders' equity	15,829	65,714	2	145	81	52,978	(118,559)	16,190
Noncontrolling interests	-	-	-	-	-	510	-	510
Total Liabilities and Stockholders' Equity	$ 96,430	174,111	761	1,457	569	154,032	(274,130)	153,230

*Includes intercompany loans.

Statement of Cash Flows	Millions of Dollars							
	Year Ended December 31, 2012							
	ConocoPhillips	ConocoPhillips Company	ConocoPhillips Australia Funding Company	ConocoPhillips Canada Funding Company I	ConocoPhillips Canada Funding Company II	All Other Subsidiaries	Consolidating Adjustments	Total Consolidated
Cash Flows From Operating Activities								
Net cash provided by continuing operating activities	$ 3,947	14,992	5	13	1	7,750	(13,250)	13,458
Net cash provided by (used in) discontinued operations	-	479	-	-	-	(15)	-	464
Net Cash Provided by Operating Activities	3,947	15,471	5	13	1	7,735	(13,250)	13,922
Cash Flows From Investing Activities								
Capital expenditures and investments	(317)	(5,994)	-	-	-	(12,433)	4,572	(14,172)
Proceeds from asset dispositions	14	937	-	-	-	2,126	(945)	2,132
Net purchases of short-term investments	-	-	-	-	-	597	-	597
Long-term advances/loans—related parties	-	(85)	-	-	-	(2,920)	3,005	-
Collection of advances/loans—related parties	-	150	-	-	-	5,884	(5,920)	114
Other	-	442	-	-	-	379	-	821
Net cash used in continuing investing activities	(303)	(4,550)	-	-	-	(6,367)	712	(10,508)
Net cash provided by (used in) discontinued operations	-	(232)	-	-	-	7,213	(8,100)	(1,119)
Net Cash Provided by (Used in) Investing Activities	(303)	(4,782)	-	-	-	846	(7,388)	(11,627)
Cash Flows From Financing Activities								
Issuance of debt	-	5,033	-	-	-	69	(3,106)	1,996
Repayment of debt	(2,474)	(14,033)	-	-	-	(179)	14,121	(2,565)
Special cash distribution from Phillips 66	7,818	-	-	-	-	-	-	7,818
Change in restricted cash	(748)	-	-	-	-	-	-	(748)
Issuance of company common stock	138	-	-	-	-	-	-	138
Repurchase of company common stock	(5,098)	-	-	-	-	-	-	(5,098)
Dividends paid on common stock	(3,278)	-	-	-	-	(7,909)	7,909	(3,278)
Other	-	118	-	-	-	(1,771)	928	(725)
Net cash used in continuing financing activities	(3,642)	(8,882)	-	-	-	(9,790)	19,852	(2,462)
Net cash provided by (used in) discontinued operations	-	(3,786)	-	-	-	981	786	(2,019)
Net Cash Used in Financing Activities	(3,642)	(12,668)	-	-	-	(8,809)	20,638	(4,481)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	-	(37)	-	-	-	61	-	24
Net Change in Cash and Cash Equivalents	2	(2,016)	5	13	1	(167)	-	(2,162)
Cash and cash equivalents at beginning of period	-	2,028	1	37	1	3,713	-	5,780
Cash and Cash Equivalents at End of Period	$ 2	12	6	50	2	3,546	-	3,618

Statement of Cash Flows	Year Ended December 31, 2011							
Cash Flows From Operating Activities								
Net cash provided by (used in) continuing operating activities	$ 14,669	(1,805)	1	12	(7)	4,427	(3,344)	13,953
Net cash provided by (used in) discontinued operations	-	(2,359)	-	-	-	8,052	-	5,693
Net Cash Provided by (Used in) Operating Activities	14,669	(4,164)	1	12	(7)	12,479	(3,344)	19,646
Cash Flows From Investing Activities								
Capital expenditures and investments	-	(1,504)	-	-	-	(9,710)	-	(11,214)
Proceeds from asset dispositions	-	318	-	-	-	1,874	-	2,192
Net purchases of short-term investments	-	-	-	-	-	400	-	400
Long-term advances/loans—related parties	-	(916)	-	(4)	-	(4,553)	5,473	-
Collection of advances/loans—related parties	-	993	-	-	-	8,340	(9,235)	98
Other	-	6	-	-	-	44	-	50
Net cash used in continuing investing activities	-	(1,103)	-	(4)	-	(3,605)	(3,762)	(8,474)
Net cash provided by (used in) discontinued operations	-	2,376	-	-	-	(9,117)	8,200	1,459
Net Cash Provided by (Used in) Investing Activities	-	1,273	-	(4)	-	(12,722)	4,438	(7,015)
Cash Flows From Financing Activities								
Issuance of debt	-	12,758	-	-	4	827	(13,589)	-
Repayment of debt	-	(8,657)	-	-	-	(1,426)	9,149	(934)
Issuance of company common stock	96	-	-	-	-	-	-	96
Repurchase of company common stock	(11,123)	-	-	-	-	-	-	(11,123)
Dividends paid on common stock	(3,633)	-	-	-	-	(3,051)	3,052	(3,632)
Other	(9)	119	-	-	-	(794)	-	(684)
Net cash provided by (used in) continuing financing activities	(14,669)	4,220	-	-	4	(4,444)	(1,388)	(16,277)
Net cash used in discontinued operations	-	(18)	-	-	-	(304)	294	(28)
Net Cash Provided by (Used in) Financing Activities	(14,669)	4,202	-	-	4	(4,748)	(1,094)	(16,305)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	-	(1)	-	-	-	1	-	-
Net Change in Cash and Cash Equivalents	-	1,310	1	8	(3)	(4,990)	-	(3,674)
Cash and cash equivalents at beginning of period	-	718	-	29	4	8,703	-	9,454
Cash and Cash Equivalents at End of Period	$ -	2,028	1	37	1	3,713	-	5,780

Statement of Cash Flows

	Millions of Dollars							
	Year Ended December 31, 2010							
	ConocoPhillips	ConocoPhillips Company	ConocoPhillips Australia Funding Company	ConocoPhillips Canada Funding Company I	ConocoPhillips Canada Funding Company II	All Other Subsidiaries	Consolidating Adjustments	Total Consolidated
Cash Flows From Operating Activities								
Net cash provided by (used in) continuing operating activities	$ 7,901	1,962	-	11	(3)	6,655	(2,513)	14,013
Net cash provided by discontinued operations	-	349	-	-	-	2,683	-	3,032
Net Cash Provided by (Used in) Operating Activities	7,901	2,311	-	11	(3)	9,338	(2,513)	17,045
Cash Flows From Investing Activities								
Capital expenditures and investments	-	(1,120)	-	-	-	(6,738)	323	(7,535)
Proceeds from asset dispositions	-	789	-	-	-	14,020	(99)	14,710
Net sales of short-term investments	-	-	-	-	-	(982)	-	(982)
Long-term advances/loans—related parties	-	(135)	-	-	-	(2,284)	2,301	(118)
Collection of advances/loans—related parties	-	87	-	-	384	1,379	(1,755)	95
Other	-	28	-	-	-	190	-	218
Net cash provided by (used in) continuing investing activities	-	(351)	-	-	384	5,585	770	6,388
Net cash used in discontinued operations	-	(931)	-	-	-	(792)	-	(1,723)
Net Cash Provided by (Used in) Investing Activities	-	(1,282)	-	-	384	4,793	770	4,665
Cash Flows From Financing Activities								
Issuance of debt	-	2,159	-	-	-	260	(2,301)	118
Repayment of debt	(990)	(2,642)	-	-	(378)	(3,039)	1,755	(5,294)
Issuance of company common stock	133	-	-	-	-	-	-	133
Repurchase of company common stock	(3,866)	-	-	-	-	-	-	(3,866)
Dividends paid	(3,175)	-	-	-	-	(2,666)	2,666	(3,175)
Other	(3)	52	-	-	-	(782)	27	(706)
Net cash used in continuing financing activities	(7,901)	(431)	-	-	(378)	(6,227)	2,147	(12,790)
Net cash provided by (used in) discontinued operations	-	(18)	-	-	-	240	(251)	(29)
Net Cash Used in Financing Activities	(7,901)	(449)	-	-	(378)	(5,987)	1,896	(12,819)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	-	16	-	-	-	5	-	21
Net Change in Cash and Cash Equivalents	-	596	-	11	3	8,149	153	8,912
Cash and cash equivalents at beginning of period	-	122	-	18	1	554	(153)	542
Cash and Cash Equivalents at End of Period	$ -	718	-	29	4	8,703	-	9,454

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports we file or submit under the Securities Exchange Act of 1934, as amended (the Act), is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. As of December 31, 2012, with the participation of our management, our Chairman and Chief Executive Officer (principal executive officer) and our Executive Vice President, Finance and Chief Financial Officer (principal financial officer) carried out an evaluation, pursuant to Rule 13a-15(b) of the Act, of ConocoPhillips' disclosure controls and procedures (as defined in Rule 13a-15(e) of the Act). Based upon that evaluation, our Chairman and Chief Executive Officer and our Executive Vice President, Finance and Chief Financial Officer concluded that our disclosure controls and procedures were operating effectively as of December 31, 2012.

There have been no changes in our internal control over financial reporting, as defined in Rule 13a-15(f) of the Act, in the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

This report is included in Item 8 on page 72 and is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

This report is included in Item 8 on page 74 and is incorporated herein by reference.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our executive officers appears in Part I of this report on pages 28 and 29.

Code of Business Ethics and Conduct for Directors and Employees

We have a Code of Business Ethics and Conduct for Directors and Employees (Code of Ethics), including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. We have posted a copy of our Code of Ethics on the "Corporate Governance" section of our Internet Web site at *www.conocophillips.com* (within the Investor Relations>Governance section). Any waivers of the Code of Ethics must be approved, in advance, by our full Board of Directors. Any amendments to, or waivers from, the Code of Ethics that apply to our executive officers and directors will be posted on the "Corporate Governance" section of our Internet Web site.

All other information required by Item 10 of Part III will be included in our Proxy Statement relating to our 2013 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before April 30, 2013, and is incorporated herein by reference.*

Item 11. EXECUTIVE COMPENSATION

Information required by Item 11 of Part III will be included in our Proxy Statement relating to our 2013 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before April 30, 2013, and is incorporated herein by reference.*

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by Item 12 of Part III will be included in our Proxy Statement relating to our 2013 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before April 30, 2013, and is incorporated herein by reference.*

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by Item 13 of Part III will be included in our Proxy Statement relating to our 2013 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before April 30, 2013, and is incorporated herein by reference.*

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by Item 14 of Part III will be included in our Proxy Statement relating to our 2013 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before April 30, 2013, and is incorporated herein by reference.*

**Except for information or data specifically incorporated herein by reference under Items 10 through 14, other information and data appearing in our 2013 Proxy Statement are not deemed to be a part of this Annual Report on Form 10-K or deemed to be filed with the Commission as a part of this report.*

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements and Supplementary Data
The financial statements and supplementary information listed in the Index to Financial Statements, which appears on page 71, are filed as part of this annual report.

2. Financial Statement Schedules
Schedule II—Valuation and Qualifying Accounts, appears below. All other schedules are omitted because they are not required, not significant, not applicable or the information is shown in another schedule, the financial statements or the notes to consolidated financial statements.

3. Exhibits
The exhibits listed in the Index to Exhibits, which appears on pages 175 through 180 are filed as part of this annual report.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS (Consolidated)

ConocoPhillips

	Millions of Dollars					
Description		Balance at January 1	Charged to Expense	Other(a)	Deductions	Balance at December 31
2012						
Deducted from asset accounts:						
Allowance for doubtful accounts and notes receivable	**$**	**30**	**(4)**	**(13)**	**(3)(b)**	**10**
Deferred tax asset valuation allowance		**1,487**	**369**	**(447)**	**(64)**	**1,345**
Included in other liabilities:						
Restructuring accruals		**48**	**9**	**(5)**	**(35)(c)**	**17**
2011						
Deducted from asset accounts:						
Allowance for doubtful accounts and notes receivable	$	32	2	-	(4)(b)	30
Deferred tax asset valuation allowance		1,400	174	(31)	(56)	1,487
Included in other liabilities:						
Restructuring accruals		105	25	(1)	(81)(c)	48
2010						
Deducted from asset accounts:						
Allowance for doubtful accounts and notes receivable	$	76	(31)	(1)	(12)(b)	32
Deferred tax asset valuation allowance		1,540	414	(12)	(542)	1,400
Included in other liabilities:						
Restructuring accruals		73	78	1	(47)(c)	105

(a)Represents acquisitions/dispositions/revisions and the effect of translating foreign financial statements.
(b)Amounts charged off less recoveries of amounts previously charged off.
(c)Benefit payments.

CONOCOPHILLIPS

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Separation and Distribution Agreement Between ConocoPhillips and Phillips 66, dated April 26, 2012 (incorporated by reference to Exhibit 2.1 to the Current Report of ConocoPhillips on Form 8-K filed on May 1, 2012; File No. 001-32395).
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Quarterly Report of ConocoPhillips on Form 10-Q for the quarterly period ended June 30, 2008; File No. 001-32395).
3.2	Certificate of Designations of Series A Junior Participating Preferred Stock of ConocoPhillips (incorporated by reference to Exhibit 3.2 to the Current Report of ConocoPhillips on Form 8-K filed on August 30, 2002; File No. 000-49987).
3.3	Amended and Restated By-Laws of ConocoPhillips, as amended and restated as of February 10, 2012 (incorporated by reference to Exhibit 3.1 to the Current Report of ConocoPhillips on Form 8-K filed on February 16, 2012; File No. 001-32395).
	ConocoPhillips and its subsidiaries are parties to several debt instruments under which the total amount of securities authorized does not exceed 10 percent of the total assets of ConocoPhillips and its subsidiaries on a consolidated basis. Pursuant to paragraph 4(iii)(A) of Item 601(b) of Regulation S-K, ConocoPhillips agrees to furnish a copy of such instruments to the SEC upon request.
10.1	1986 Stock Plan of Phillips Petroleum Company (incorporated by reference to Exhibit 10.11 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2002; File No. 000-49987).
10.2	1990 Stock Plan of Phillips Petroleum Company (incorporated by reference to Exhibit 10.12 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2002; File No. 000-49987).
10.3	Annual Incentive Compensation Plan of Phillips Petroleum Company (incorporated by reference to Exhibit 10.13 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2002; File No. 000-49987).
10.4	Incentive Compensation Plan of Phillips Petroleum Company (incorporated by reference to Exhibit 10(g) to the Annual Report of ConocoPhillips Company on Form 10-K for the year ended December 31, 1999; File No. 1-720).
10.5	Amendment and Restatement of ConocoPhillips Supplemental Executive Retirement Plan, dated April 19, 2012 (incorporated by reference to Exhibit 10.14 to the Quarterly Report of ConocoPhillips on Form 10-Q for the quarter ended June 30, 2012; File No. 001-32395).

Exhibit Number	Description
10.6	Non-Employee Director Retirement Plan of Phillips Petroleum Company (incorporated by reference to Exhibit 10.18 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2002; File No. 000-49987).
10.7	Omnibus Securities Plan of Phillips Petroleum Company (incorporated by reference to Exhibit 10.19 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2002; File No. 000-49987).
10.8	Key Employee Missed Credited Service Retirement Plan of ConocoPhillips (incorporated by reference to Exhibit 10.10 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2005; File No. 001-32395).
10.9	Phillips Petroleum Company Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.22 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2002; File No. 000-49987).
10.10	Amendment and Restatement of ConocoPhillips Key Employee Supplemental Retirement Plan, dated April 19, 2012 (incorporated by reference to Exhibit 10.13 to the Quarterly Report of ConocoPhillips on Form 10-Q for the quarter ended June 30, 2012; File No. 001-32395).
10.11.1	Amendment and Restatement of Defined Contribution Make-Up Plan of ConocoPhillips—Title I, dated April 19, 2012 (incorporated by reference to Exhibit 10.11.1 to the Quarterly Report of ConocoPhillips on Form 10-Q for the quarter ended June 30, 2012; File No. 001-32395).
10.11.2	Amendment and Restatement of Defined Contribution Make-Up Plan of ConocoPhillips—Title II, dated April 19, 2012 (incorporated by reference to Exhibit 10.11.2 to the Quarterly Report of ConocoPhillips on Form 10-Q for the quarter ended June 30, 2012; File No. 001-32395).
10.11.3	First Amendment to the Defined Contribution Make-Up Plan of ConocoPhillips—Title II, dated October 11, 2012 (incorporated by reference to Exhibit 10.2 to the Quarterly Report of ConocoPhillips on Form 10-Q for the quarter ended September 30, 2012; File No. 001-32395).
10.12	2002 Omnibus Securities Plan of Phillips Petroleum Company (incorporated by reference to Exhibit 10.26 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2002; File No. 000-49987).
10.13	Amendment and restatement of 1998 Stock and Performance Incentive Plan of ConocoPhillips (incorporated by reference to Exhibit 10.27 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2002; File No. 000-49987).
10.14	Amendment and restatement of 1998 Key Employee Stock Performance Plan of ConocoPhillips (incorporated by reference to Exhibit 10.28 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2002; File No. 000-49987).
10.15	Deferred Compensation Plan for Non-Employee Directors of ConocoPhillips (incorporated by reference to Exhibit 10.17 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2005; File No. 001-32395).
10.16	ConocoPhillips Form Indemnity Agreement with Directors (incorporated by reference to Exhibit 10.34 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2002; File No. 000-49987).

Exhibit Number	Description
10.17.1	Rabbi Trust Agreement dated December 17, 1999 (incorporated by reference to Exhibit 10.11 of the Annual Report of ConocoPhillips Holding Company on Form 10-K for the year ended December 31, 1999; File No. 001-14521).
10.17.2	Amendment to Rabbi Trust Agreement dated February 25, 2002 (incorporated by reference to Exhibit 10.39.1 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2002; File No. 000-49987).
10.18.1	ConocoPhillips Directors' Charitable Gift Program (incorporated by reference to Exhibit 10.40 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2003; File No. 000-49987).
10.18.2	First and Second Amendments to the ConocoPhillips Directors' Charitable Gift Program (incorporated by reference to Exhibit 10 to the Quarterly Report of ConocoPhillips on Form 10-Q for the quarterly period ended June 30, 2008; File No. 001-32395).
10.19	ConocoPhillips Matching Gift Plan for Directors and Executives (incorporated by reference to Exhibit 10.41 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2003; File No. 000-49987).
10.20.1	Amendment and Restatement of Key Employee Deferred Compensation Plan of ConocoPhillips—Title I, dated April 19, 2012 (incorporated by reference to Exhibit 10.12.1 to the Quarterly Report of ConocoPhillips on Form 10-Q for the quarter ended June 30, 2012; File No. 001-32395).
10.20.2	Amendment and Restatement of Key Employee Deferred Compensation Plan of ConocoPhillips—Title II, dated April 19, 2012 (incorporated by reference to Exhibit 10.12.2 to the Quarterly Report of ConocoPhillips on Form 10-Q for the quarter ended June 30, 2012; File No. 001-32395).
10.20.3	First Amendment to the Key Employee Deferred Compensation Plan of ConocoPhillips—Title II (incorporated by reference to Exhibit 10.20.3 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2010; File No. 001-32395).
10.20.4	Second Amendment to the Key Employee Deferred Compensation Plan of ConocoPhillips—Title II (incorporated by reference to Exhibit 10.20.4 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2010; File No. 001-32395).
10.21	Amendment and Restatement of ConocoPhillips Key Employee Change in Control Severance Plan, dated October 11, 2012 (incorporated by reference to Exhibit 10.1 to the Quarterly Report of ConocoPhillips on Form 10-Q for the quarter ended September 30, 2012; File No. 001-32395).
10.22	ConocoPhillips Executive Severance Plan (incorporated by reference to Exhibit 10.23 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2008; File No. 001-32395).
10.23.1	2004 Omnibus Stock and Performance Incentive Plan of ConocoPhillips (incorporated by reference to Appendix C of ConocoPhillips' Proxy Statement on Schedule 14A relating to the 2004 Annual Meeting of Shareholders; File No. 000-49987).
10.23.2	Form of Stock Option Award Agreement under the Stock Option and Stock Appreciation Rights Program under the 2004 Omnibus Stock and Performance Incentive Plan of ConocoPhillips (incorporated by reference to Exhibit 10.26 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2008; File No. 001-32395).

Exhibit Number	Description
10.23.3	Form of Performance Share Unit Award Agreement under the Performance Share Program under the 2004 Omnibus Stock and Performance Incentive Plan of ConocoPhillips (incorporated by reference to Exhibit 10.27 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2008; File No. 001-32395).
10.24	Omnibus Amendments to certain ConocoPhillips employee benefit plans, adopted December 7, 2007 (incorporated by reference to Exhibit 10.30 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2007; File No. 001-32395).
10.25	2009 Omnibus Stock and Performance Incentive Plan of ConocoPhillips (incorporated by reference to Appendix A of ConocoPhillips' Proxy Statement on Schedule 14A relating to the 2009 Annual Meeting of Shareholders; File No. 001-32395).
10.26.1	2011 Omnibus Stock and Performance Incentive Plan of ConocoPhillips (incorporated by reference to Appendix A of ConocoPhillips' Proxy Statement on Schedule 14A relating to the 2011 Annual Meeting of Shareholders; File No. 001-32395).
10.26.2	Form of Stock Option Award Agreement under the Stock Option and Stock Appreciation Rights Program under the 2011 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, effective February 9, 2012 (incorporated by reference to Exhibit 10 to the Quarterly Report of ConocoPhillips on Form 10-Q for the quarter ended March 31, 2012; File No. 001-32395).
10.26.3	Form of Restricted Stock Units Agreement under the Restricted Stock Program under the 2011 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, effective April 4, 2012 (incorporated by reference to Exhibit 10.6 to the Quarterly Report of ConocoPhillips on Form 10-Q for the quarter ended June 30, 2012; File No. 001-32395).
10.26.4	Form of Restricted Stock Award Agreement under the Restricted Stock Program under the 2011 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, effective May 8, 2012 (incorporated by reference to Exhibit 10.7 to the Quarterly Report of ConocoPhillips on Form 10-Q for the quarter ended June 30, 2012; File No. 001-32395).
10.26.5*	Form of Restricted Stock Award Agreement under the Restricted Stock Program under the 2011 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, dated September 18, 2012.
10.26.6*	Form of Performance Share Unit Agreement under the Restricted Stock Program under the 2011 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, dated February 5, 2013.
10.26.7*	Form of Performance Share Unit Agreement—Canada under the Restricted Stock Program under the 2011 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, dated February 5, 2013.
10.26.8*	Form of Restricted Stock Award Agreement under the Restricted Stock Program under the 2011 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, dated February 5, 2013.
10.26.9*	Form of Stock Option Award Agreement under the Stock Option and Stock Appreciation Rights Program under the 2011 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, dated February 5, 2013.
10.27	Amendment and Restatement of Annex to Nonqualified Deferred Compensation Arrangements of ConocoPhillips, dated April 19, 2012 (incorporated by reference to Exhibit 10.8 to the Quarterly Report of ConocoPhillips on Form 10-Q for the quarter ended June 30, 2012; File No. 001-32395).

Exhibit Number	Description
10.28	Amendment, Change of Sponsorship, and Restatement of Certain Nonqualified Deferred Compensation Plans of ConocoPhillips, dated April 19, 2012 (incorporated by reference to Exhibit 10.10 to the Quarterly Report of ConocoPhillips on Form 10-Q for the quarter ended June 30, 2012; File No. 001-32395).
10.29	Amendment and Restatement of the Burlington Resources Inc. Management Supplemental Benefits Plan, dated April 19, 2012 (incorporated by reference to Exhibit 10.9 to the Quarterly Report of ConocoPhillips on Form 10-Q for the quarter ended June 30, 2012; File No. 001-32395).
10.30	Indemnification and Release Agreement between ConocoPhillips and Phillips 66, dated April 26, 2012 (incorporated by reference to Exhibit 10.1 to the Current Report of ConocoPhillips on Form 8-K filed on May 1, 2012; File No. 001-32395).
10.31	Intellectual Property Assignment and License Agreement between ConocoPhillips and Phillips 66, dated April 26, 2012 (incorporated by reference to Exhibit 10.2 to the Current Report of ConocoPhillips on Form 8-K filed on May 1, 2012; File No. 001-32395).
10.32	Tax Sharing Agreement between ConocoPhillips and Phillips 66, dated April 26, 2012 (incorporated by reference to Exhibit 10.3 to the Current Report of ConocoPhillips on Form 8-K filed on May 1, 2012; File No. 001-32395).
10.33	Employee Matters Agreement between ConocoPhillips and Phillips 66, dated April 12, 2012 (incorporated by reference to Exhibit 10.4 to the Current Report of ConocoPhillips on Form 8-K filed on May 1, 2012; File No. 001-32395).
10.34	Transition Services Agreement between ConocoPhillips and Phillips 66, dated April 26, 2012 (incorporated by reference to Exhibit 10.5 to the Current Report of ConocoPhillips on Form 8-K filed on May 1, 2012; File No. 001-32395).
10.35	ConocoPhillips Clawback Policy dated October 3, 2012 (incorporated by reference to Exhibit 10.3 to the Quarterly Report of ConocoPhillips on Form 10-Q for the quarter ended September 30, 2012; File No. 001-32395).
12*	Computation of Ratio of Earnings to Fixed Charges.
21*	List of Subsidiaries of ConocoPhillips.
23.1*	Consent of Ernst & Young LLP.
23.2*	Consent of DeGolyer and MacNaughton.
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
32*	Certifications pursuant to 18 U.S.C. Section 1350.
99*	Report of DeGolyer and MacNaughton.

Exhibit Number	Description
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Schema Document.
101.CAL*	XBRL Calculation Linkbase Document.
101.DEF*	XBRL Definition Linkbase Document.
101.LAB*	XBRL Labels Linkbase Document.
101.PRE*	XBRL Presentation Linkbase Document.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONOCOPHILLIPS

February 19, 2013

/s/ Ryan M. Lance
Ryan M. Lance
Chairman of the Board of Directors
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed, as of February 19, 2013, on behalf of the registrant by the following officers in the capacity indicated and by a majority of directors.

Signature	Title
/s/ Ryan M. Lance Ryan M. Lance	Chairman of the Board of Directors and Chief Executive Officer (Principal executive officer)
/s/ Jeff W. Sheets Jeff W. Sheets	Executive Vice President, Finance and Chief Financial Officer (Principal financial officer)
/s/ Glenda M. Schwarz Glenda M. Schwarz	Vice President and Controller (Principal accounting officer)

/s/ Richard L. Armitage Richard L. Armitage	Director
/s/ Richard H. Auchinleck Richard H. Auchinleck	Director
/s/ James E. Copeland, Jr. James E. Copeland, Jr.	Director
/s/ Jody L. Freeman Jody L. Freeman	Director
/s/ Mohd H. Marican Mohd H. Marican	Director
/s/ Robert A. Niblock Robert A. Niblock	Director
/s/ Harald J. Norvik Harald J. Norvik	Director
/s/ William K. Reilly William K. Reilly	Director
/s/ William E. Wade, Jr. William E. Wade, Jr.	Director

Reference

ConocoPhillips is the world's largest independent E&P company based on production and proved reserves. Headquartered in Houston, Texas, ConocoPhillips had operations and activities in 30 countries, $58 billion in annual revenue, $117 billion of total assets and approximately 16,900 employees as of Dec. 31, 2012. Production from continuing operations averaged 1,527 MBOED in 2012, and proved reserves were 8.6 billion BOE as of Dec. 31, 2012.

Certain disclosures in this annual report may be considered "forward-looking" statements. These are made pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The "Cautionary Statement" in Management's Discussion and Analysis in ConocoPhillips' 2012 Form 10-K should be read in conjunction with such statements.

"ConocoPhillips," "the company," "we," "us" and "our" are used interchangeably in this report to refer to the businesses of ConocoPhillips and its consolidated subsidiaries.

Definition of resources: ConocoPhillips uses the term "resources" in this document. The company estimates its total resources based on a system developed by the Society of Petroleum Engineers that classifies recoverable hydrocarbons into six categories based on their status at the time of reporting. Three (proved, probable and possible reserves) are deemed commercial, and three others are deemed noncommercial or contingent. The company's resource estimate encompasses volumes associated with all six categories. The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves. We use the term "resource" in this annual report that the SEC's guidelines prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the oil and gas disclosures in our Form 10-K and other reports and filings with the SEC.

Units of Measure

BBL	Barrels
MMBBL	Millions of Barrels
BBBL	Billions of Barrels
MMBOE	Millions of Barrels of Oil Equivalent
BBOE	Billions of Barrels of Oil Equivalent
MBD	Thousands of Barrels per Day
MMBD	Millions of Barrels per Day
BOED	Barrels of Oil Equivalent per Day
MBOED	Thousands of Barrels of Oil Equivalent per Day
MMBOED	Millions of Barrels of Oil Equivalent per Day
BCF	Billion Cubic Feet
TCF	Trillion Cubic Feet
MCFD	Thousands of Cubic Feet per Day
MMCFD	Millions of Cubic Feet per Day
BCFD	Billions of Cubic Feet per Day
MTPA	Millions of Tonnes per Annum

Commonly Used Abbreviations

CAGR	Compound Annual Growth Rate
E&P	Exploration and Production
HSE	Health, Safety and Environment
LNG	Liquefied Natural Gas
NGL	Natural Gas Liquids
OECD	Organisation for Economic Co-operation and Development
PSC	Production Sharing Contract
ROCE	Return on Capital Employed
SAGD	Steam-Assisted Gravity Drainage
SEC	Securities and Exchange Commission
TRR	Total Recordable Rate

Metric Conversions

6,000 Cubic Feet of Gas	=	1 Barrel of Oil Equivalent
100,000 British Thermal Units	=	1 Therm
1 Cubic Foot of Natural Gas	=	1,000 British Thermal Units
1 Ton of Crude Oil	=	7.3 Barrels of Crude Oil
1 Billion Cubic Meters of Gas	=	35.3 Billion Cubic Feet of Gas
1 Petajoule (PJ) of Gas	=	1.116 Billion Cubic Feet of Gas
1 Million Tonnes of LNG	=	52.3 Billion Cubic Feet of LNG


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